As filed with the Securities and Exchange Commission on August 11, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADAMA AGRICULTURAL SOLUTIONS LTD.

(Exact Name of Registrant as Specified in Its Charter)

Israel	2870	not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	Golan Street Airport City, 7015103 Israel +972-73-232-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michal Arlosoroff General Counsel and Secretary Golan Street Airport City, 7015103 Israel +972-73-232-1937	Adama Americas, Inc. 18851 N.E. 29th Ave. Suite 900 Aventura, Florida 33180 (786) 323-0520

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael P. Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Ilanit Landesman Yogev Herzog, Fox & Neeman 4 Weizmann Street Tel-Aviv, Israel 6423904 +972-3-692-2020	Joshua N. Korff Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Dan Hacohen Agmon & Co., Rosenberg Hacohen & Co. Electra Tower 98 Yigal Alon St. Tel-Aviv, Israel 67891 +972-3-607-8607

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Ordinary Shares, par value NIS 1.00 per share	$300,000,000	$38,640

(1)	Includes shares which the underwriters have the right to purchase pursuant to their option to purchase additional shares.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 11, 2014.

Shares
ADAMA AGRICULTURAL SOLUTIONS

Ordinary Shares

This is an initial public offering of ordinary shares of Adama Agricultural Solutions Ltd. Adama is offering             of the ordinary shares to be sold in the offering.

It is currently estimated that the initial public offering price per share will be between $         and $            . Adama intends to list the ordinary shares on the              under the symbol “            .”

See “Risk Factors” on page 14 to read about factors you should consider before buying shares of the ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Adama	$	$

To the extent that the underwriters sell more than              ordinary shares, the underwriters have the option to purchase up to an additional              ordinary shares from Adama at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	BofA Merrill Lynch

Prospectus dated             , 2014.

ABOUT THIS PROSPECTUS

In this prospectus, “Adama,” the “Company,” “we,” “us” and “our” refer to Adama Agricultural Solutions Ltd. together with its consolidated subsidiaries. The terms “dollar,” “USD” and “$” refer to the U.S. Dollar, the term “NIS” refers to the New Israeli Shekel and the terms “€” and “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and the term “RMB” refers to the China renminbi.

We have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus which we file with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where such offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PRESENTATION OF FINANCIAL INFORMATION

The audited consolidated financial statements as of and for the three years ended December 31, 2013 have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this prospectus has been prepared in accordance with generally accepted accounting principles in the United States. We have implemented the provisions of IFRS 10, Consolidated Financial Statements (“IFRS 10”), for periods beginning on January 1, 2011. We have not restated our audited consolidated financial statements as of and for the two years ended December 31, 2010. As a result, the selected financial information as of and for the two years ended December 31, 2010 included in this prospectus does not reflect the implementation of IFRS 10 and is not directly comparable to the selected audited financial information as of and for the three years ended December 31, 2013 included in this prospectus or our audited consolidated financial statements included elsewhere in this prospectus as our receivables financing facility is treated as off-balance sheet in those periods. For more information on the impact of our adoption of IFRS 10, see Note 3S to our audited consolidated financial statements included elsewhere in this prospectus.

Unless otherwise noted:

•	NIS amounts presented in this prospectus are translated at the rate of $1.00 = NIS 3.438, the exchange rate published by the Bank of Israel as of June 30, 2014 and RMB amounts presented in this prospectus are translated at the rate of $1.00 = RMB 6.2036, the June 30, 2014 noon buying rate indicated in the Federal Reserve H.10 Statistical Release released July 7, 2014.

•	When we present financial information for the Asia Pacific and Africa region, it includes Israel unless otherwise noted or the context requires otherwise.

•	We present certain information about our results in emerging markets, which we define to include all countries other than countries included in the MSCI Developed Markets Index.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in our ordinary shares.

Our Company

We are the leading off-patent crop protection solutions company in the world. Our comprehensive range of high-quality, innovative and effective herbicides, insecticides and fungicides help farmers worldwide to increase yields by preventing or controlling weeds, insects and disease that harm their crops. With one of the world’s most extensive and diversified off-patent product portfolios and related registrations, we have a global market presence and sell our products in over 120 countries. Our vertically integrated business model, which spans world-wide end-market access, local product development, registration expertise in over 100 countries, global research and development (“R&D”) and manufacturing capabilities, provides us with significant competitive advantages. Our purpose is “Creating Simplicity in Agriculture”—we strive to provide farmers accessible, easy-to-use solutions that simplify their lives and improve their crop yields.

With an ever-growing world population and increases in standards of living and protein consumption resulting in rising demand for food and agricultural products, our crop protection solutions play a vital role in helping farmers improve their crop yields. According to Phillips McDougall, the global crop protection market for agriculture was approximately $54 billion in 2013 and is expected to grow to $62 billion by 2018. We have demonstrated a track record of consistent, profitable growth driven by our focus on continuous introduction of commercially successful and effective off-patent molecules and expansion of our global reach, growing revenues annually by an average of 12% over the last 20 years, more than three times the growth rate of the industry. The majority of our growth over this period has been organic, supplemented by bolt-on distribution and product acquisitions. We had 2013 revenues of $3,076 million (a compound annual growth rate of 9.2% for the three year period ended December 31, 2013), EBITDA of $466 million and net income of $127 million. We aim to continue to enhance our leadership position in the off-patent crop protection market through our hybrid offering, continued growth in emerging markets, in particular leveraging our unique positioning and access to China, and our continued focus on increasing profitability.

In the last 25 years, we have built one of the most widespread crop protection distribution platforms across the world, with direct product sales in nearly all key agricultural markets. We have a direct presence in 19 of the largest 20 crop protection markets globally, and intend to add a leading commercial infrastructure in China through a proposed transaction in China. See “—Proposed Acquisition in China.” Demand for our products is generated by sales and marketing subsidiaries at the country level, which also provide key input regarding the products that farmers are demanding in each country.

Our broad product offering provides us with balanced exposure to geographies and crops across the agricultural sector. We leverage 120 globally managed active ingredients (“AIs”) to distribute over 1,000 formulated end-use products, providing farmers a comprehensive portfolio of accessible and effective solutions in nearly every region and for all major crops. Our increasingly farmer-centric approach focuses on improving efficacy and simplicity for the farmer by enhancing the most commercially successful and effective off-patent molecules in the crop protection industry to create customized solutions. These solutions include our broad portfolio of products, developed together with farmers to be tailored to local needs, and related advice and expertise. Our hybrid offering includes both a broad range of high-value and high-volume off-patent crop protection products, as well as an increasing portion of unique and innovative mixtures and formulations, which are supported by our robust intellectual property capabilities and a growing patented portfolio of mixtures and processes.

2013 Sales by Geography	2013 Product Segmentation

(1) Other operations include manufacturing and sales activities that leverage our core expertise, including dietary supplements and food additives, aromatic products and industrial products. See “Business—Other Operations.”

We operate seven development and registration hubs located in Europe, Israel, Latin America, the United States and Asia. We have developed local registration capabilities in over 100 countries, driving a total of 4,500 registrations globally, generating 320 new registrations (excluding renewals and label extensions) in 2013, enabling us to provide solutions for the major crops in nearly all regions.

Our differentiation from other off-patent manufacturers and distributors of crop protection products is enhanced by our vertically integrated business model. Unlike most other off-patent crop protection companies, we have meaningful presence throughout the entire value chain, from marketing, sales and distribution to development, registration, production and sourcing. We have end-to-end development and manufacturing capabilities, including four state-of-the-art chemical R&D centers in Israel, Brazil and India, with an additional R&D center under development in China, advanced synthesis plants in Israel and other locations, and formulation facilities in 11 countries strategically located to serve our crop protection markets across the globe. An additional advanced formulation facility is currently under development in China.

Our global sales and distribution infrastructure enables us to serve our growing customer base in over 120 countries. Through this infrastructure and global presence, we are able to continuously develop and introduce new products in new and existing markets while managing our operations to maximize efficiencies, including through inventory management, raw materials procurement and distribution. These capabilities give us the agility to manage our product portfolio and operations in response to the dynamic needs of farmers, weather conditions, government policies and regulations.

To build upon our global, vertically integrated business model, we are in the process of building a significant commercial and operational platform in China. Our relationship with China National Chemical Corporation (“ChemChina”), our controlling shareholder and one of the largest state-owned enterprises in China, is expected to be a catalyst for becoming a leader in one of the largest and fastest growing agricultural markets in the world. We aim to create a leading China infrastructure that will serve our customers’ needs both within China, through local distribution of our broad portfolio, and outside China, by introducing formulations and AIs from China to the global market utilizing an extensive supply chain and procurement infrastructure, superior production capabilities and world-class R&D capabilities. With much of the future industry growth expected to come from emerging markets, we believe a strong operational base in China will allow us to solidify our global position and extensive portfolio, and become a leader in emerging markets globally.

Our Industry

The crop protection industry plays a critical role in meeting food security challenges today and in the future. Over recent decades, population growth, urbanization, and increased standards of living, particularly in emerging markets, have led to an increase in food consumption globally. Due in part to a growing middle class, particularly in developing nations, protein consumption has also increased and is expected to grow by nearly 30% by 2050. As a result, there has been a clear trend of rising demand for agricultural crops for food consumption and for animal feed. At the same time, there is an increasing demand for crops for secondary purposes, such as biofuels.

The agriculture industry must meet the rising demands for food, feed and fuel in the context of increasingly scarce natural resources, including water and arable land. The United Nations estimates that by 2050 the world will need 70% more food. In order to meet these needs, farmers will need to produce approximately 40% more grain by 2050. The availability of arable land and planting areas has stabilized or declined in many regions as a result of growing urbanization and increased environmental degradation, resulting in a decline in arable land per capita over the last 50 years according to the Food and Agriculture Organization of the United Nations (the “FAO”). These factors have led to decreasing grain inventories and increased importance and efforts in yield by maximizing crop production per unit of land and enhancing crop quality.

Crop protection chemicals enhance crop yield, improving quantity and quality by protecting against the damaging and destructive effects of a variety of weeds, pests and diseases. Without these products, farmers would lose approximately 30% to 70% of their yield, depending on the crop and region. Phillips McDougall estimates that the global market for crop protection chemicals in 2013 was approximately $54 billion, with another $6 billion for non-crop applications. The crop protection market is estimated to grow by 2.6% per annum and reach $62 billion by 2018, and the non-crop market is estimated to grow 3.2% per annum and reach $8 billion by 2018. This market includes three major product categories:

•	Herbicides prevent and reduce weeds that compete with crops for nutrients, light and water. Herbicides can be subdivided into (1) selective herbicides, which are crop-specific and control weeds without harming the crop, and (2) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact. In 2013, herbicides comprised 43.7% of the crop protection market.

•	Insecticides control insects and other chewing pests, including caterpillars and sucking pests such as aphids, which reduce crop yields and quality. In 2013, insecticides comprised 27.5% of the crop protection market.

•	Fungicides prevent and cure fungal plant diseases that affect crop yield and quality. Demand for fungicides is particularly strong when weather conditions in the growing season are wet as the outbreak of crop diseases is more prevalent during such seasons. In 2013, fungicides comprised 25.8% of the crop protection market.

Crop protection products in the global market are further divided into (1) patent-protected and legacy, branded off-patent products, most of which were originally developed and continue to be marketed by research based companies (“RBCs” as described below); and (2) non-branded or branded off-patent products, such as our products, which are similar to patent-expired RBC legacy products and are produced and marketed by off-patent focused companies.

Crop protection chemical companies compete on a number of factors including the quality and breadth of their product offering, product pricing, and the strength of their distribution network, as well as registration and patent expertise. According to Phillips McDougall, as of December 31, 2013, approximately 70% of the agrochemicals industry was accounted for by six researched-based agrochemicals businesses or divisions of large chemical companies headquartered in Western Europe and North America, including BASF, Bayer, Dow, DuPont, Monsanto and Syngenta, who develop, manufacture and market branded patent-protected and off-patent products. These companies are considered RBCs as they spend a significant proportion of their revenues on R&D with the goal of developing new patent-protected molecules and technologies.

In addition to the RBCs, there are a number of off-patent crop protection chemical manufacturers who participate to varying degrees in one or more parts of the value chain—development, manufacturing, distribution or marketing. These companies utilize and often enhance RBC-originated molecules and AIs whose patents have expired and are available for use throughout the industry. The sales of off-patent products have increased significantly in recent decades as many RBC-originated patents have expired, and off-patent products now account for over 75% of total sales in the agrochemicals market according to Phillips McDougall. We and other off-patent manufacturers are focused on this segment of the market. Many of these off-patent manufacturers are smaller, regional or local market participants, resulting in a highly fragmented industry. We are the leading global off-patent manufacturer and distributor of crop protection solutions and focus not only on high-volume off-patent products, but also on high-value products and unique formulations.

Several industry factors drive growth in the crop protection market including growth in global population, scarcity of arable land and water, increasing agricultural prices and farmer incomes, improved farming technologies and practices in emerging markets, and a growing focus on sustainability. Furthermore, a number of key trends have emerged in agriculture and the crop protection industry in recent years, including a growing proportion of off-patent crop protection products, increasing R&D spend and focus on developing and commercializing genetically modified seeds, growing importance of technology based farming solutions, increasingly stringent regulations around the world, and the emergence of China as a leading global manufacturer of crop protection products. These industry trends have a number of implications on the industry and its participants.

According to Phillips McDougall, emerging markets comprised approximately 56% of global industry revenues in 2013 with the remaining 44% in developed markets, namely North America (NAFTA) and Europe. The chart below provides a breakdown of global crop protection consumption.

Regional Crop Protection Market Growth (dollars in millions)

Region	2013A	% of Market	2018E	% of Market	2013A-2018E CAGR
Asia	$14,432	26.6%	$17,336	28.2%	3.7%
Europe	13,634	25.2	15,526	25.2	2.6
Latin America	14,026	25.9	15,744	25.6	2.3
NAFTA	10,011	18.5	10,421	16.9	0.8
MEA	2,105	3.9	2,479	4.0	3.3

World	$54,208	100.0%	$61,506	100.0%	2.6%

Industry growth in the coming years is expected to be driven primarily by emerging markets, particularly China, Brazil, Russia, India, Ukraine and Argentina. In addition, with the increasing scale of farming operations and broader access to the latest practices and technologies in certain emerging markets, the use of crop protection products is expected to grow at an even faster rate. Many emerging markets are fragmented with limited penetration by the global manufacturers offering opportunities for nimble competitors to establish strong market positions.

Our Competitive Strengths

As the leading off-patent crop protection solutions company in the $54 billion global crop protection market, we believe that the following strengths provide us with sustainable competitive advantages and the foundation to capitalize on favorable underlying agriculture and crop protection industry trends:

•	Diversified Off-patent Industry Leader. Our success as the leading off-patent company, a position cultivated over 70 years, has given us a deep understanding of the industry and enabled us to build one of the world’s most extensive off-patent product offerings and registration capabilities, giving us the ability to provide cost-competitive solutions to farmers of every major crop around the world. Moreover, the breadth of our product portfolio, with no single product constituting more than 7% of our sales in 2013, combined with our geographic reach, provides effective diversification and enhanced stability. We aim to continue to gain market share, building on our leading role in the market, farmer-centric focus and broad product portfolio.

Furthermore, our addressable market continues to expand as the crop protection market globally has shifted towards off-patent products, the segment of the market in which we focus. This shift is the result of significant increases in the costs and risks of developing innovative and effective AIs, which has led to significantly fewer introductions of new molecules each year. Our strength in the off-patent market provides a competitive advantage relative to RBCs, as we are able to combine off-patent crop protection products developed by the various major RBCs with our research, technology and know-how. This allows us to enhance existing crop protection products and introduce innovative new mixtures, formulations and applications. In parallel, our global scale, registration expertise and manufacturing footprint are competitive advantages as compared to our off-patent peers.

•	Global Reach with Strength in Emerging Markets. We have an industry leading global footprint with extensive market presence. According to Phillips McDougall, in 2012, we held the

#1 rank in global sales among off-patent crop protection manufacturers. On a regional basis, when ranked by sales in 2012 among our off-patent peers, we held the #1 position in Europe, the #2 position in North America, Latin America and Africa and the Middle East, and the #4 position in Asia. We enjoy broad geographic diversification by selling in over 120 countries with a balanced regional split, as evidenced by our 2013 revenue breakdown of 37% in Europe, 25% in Latin America, 17% in North America and 21% in Asia Pacific, Africa and the Middle East. This balance enhances our growth profile and provides diversification across different countries, climates, crops and planting seasons.

We have a particularly strong presence in emerging markets, from which we derived approximately half of our 2013 sales, and where growth is expected to outpace developed markets. Over the past two decades, we have made strategic investments in establishing substantial sales and marketing organizations in key emerging markets including Brazil (1998), Central and Eastern Europe (beginning in 2004) and India (2009). Our compounded annual growth rates in these key markets since the initial strategic investment have been 16%, 17% and 43%, respectively.

•	Vertically Integrated Business Model with Global Scale. We are one of the few off-patent crop protection providers that are active across virtually the entire value chain, from worldwide marketing, sales and distribution, to registration, production and R&D. As a result, we are able to efficiently manage our product portfolio and operations in response to the dynamic needs of farmers, weather conditions, government policies and regulations, and capture value at each point in the value chain. Approximately 80% of our products are produced, formulated or both in our world-class, well-invested facilities, which adhere to the strictest international certifications and standards in the industry. Having deep knowledge, expertise and experience in all aspects of the development process, integrated chemical synthesis and formulation production and control over the entire supply chain provides us with cost advantages and the agility to address market challenges and capture value. Further, our global registration network, providing local registration capabilities in over 100 countries, enables us to efficiently introduce new products to nearly all major markets and provides farmers with a comprehensive portfolio of crop protection solutions. In the last five years, our registration network of highly-skilled individuals has obtained approximately 1,300 new registrations. We believe these capabilities are increasingly important as regulatory requirements continue to expand globally. Our sales and marketing infrastructure is enhanced by our local sales forces in each of our strategic markets that build strong relationships with local distributors and with our end users, the farmers, to better understand their needs. This drives demand at the wholesale, retail and farmer level and provides us with valuable market intelligence.

•	Hybrid Offering. We offer farmers a hybrid portfolio of increasingly differentiated products and solutions that are tailored to the specific needs of each geographic region and each type of crop. We utilize an integrated solutions-based approach to our entire offering in order to meet the unique demands of our global customer base. We strive to “Create Simplicity in Agriculture” by offering farmers a hybrid portfolio that is comprised of both high-value off-patent products and high-volume branded off-patent products, alongside an increasing number of unique mixtures and formulations and innovative products and services, customized to suit farmers of any size, in nearly any region, and increase yield of all major crops. Our extensive portfolio is composed of over 120 AIs and over 1,000 mixtures and formulations. Our focus on “Creating Simplicity in Agriculture” is expressed in everything we do, including, our development of technologies that simplify use, ease constraints such as regulatory, safety and labor costs and reduce product application rates as well as innovative packaging and tailored advice we provide to farmers.

•	Experienced and Empowered Management Team. With a deep understanding of the crop protection industry and firm focus on sustaining our leadership and financial strength, our management team is a cohesive and integrated team that has the knowledge, skills and experience required to guide our company on our path to global leadership. We believe in fully empowering our employees and creating leaders from our strongest people, with the result that our management team is composed of the people who have successfully managed our business, and developed and executed our strategy over the last few years, continuing our proud history of consistent, profitable growth.

Our Growth Strategy

We believe that there are significant opportunities to grow our business globally and enhance our position as the leading provider of off-patent crop protection solutions by executing the following strategies:

•	Utilize Our Hybrid Offering to Strengthen and Grow Our Market Position. We intend to continue to drive revenue growth through effective commercialization of differentiated products that meet farmers’ needs efficiently. To that end, we will leverage our R&D and extensive registration capabilities to continue to drive demand and tailor innovative yet simple solutions for farmers. In addition, we add value by enhancing the functionality and efficacy of the industry’s most successful and commercially proven molecules by developing new and unique mixtures and formulations. These new products are designed to provide farmers with better solutions to the challenges they face on a daily basis, including unresolved pest and weed problems, as well as increasing resistance and insufficient pest control related to the use of genetically modified seeds. A key part of our strategy involves the deliberate shift of our product mix to a greater percentage of higher-margin, high-value complex off-patent products as well as unique mixtures and formulations and innovative, novel products that we protect through patents and other intellectual property rights. As evidence of this effort, we have significantly increased the proportion of unique mixtures and formulations in our R&D pipeline over the last three years. Over the next five years, our goal is to meaningfully increase the portion of our sales that derive from high-value-added products and solutions, including high-value complex off-patent products, unique mixtures and formulations or innovative, novel products.

Furthermore, the farmer’s need to maximize yield while minimizing use of scarce resources and impact on the environment has resulted in a push towards on-demand, precision agriculture. In order to capitalize on these trends over the longer term, we expect current and future R&D efforts in our Novel Agricultural Technologies division to differentiate our product offering further, with innovative, simple solutions that optimize the use of agricultural inputs. As part of this effort, we are focusing on on-demand application of fertilizer and crop protection chemicals. We will leverage our leading profile in Israel, relationships with major Israeli research institutions as well as the unique knowledge, experience and access of our personnel to tap into the cutting-edge agricultural practices and technologies originating from Israel, a major source of innovation in both technology and agriculture.

•	Continue to Strengthen Our Position in Emerging Markets. We intend to utilize our position in China and our partnership with ChemChina to increase our presence in China, where we are already building additional infrastructure. In particular, our global R&D efforts will be supported by a new R&D center in Nanjing to service our expanded product development needs and enable us to introduce advanced technologies into China and globally. In addition, the advanced formulations hub that is currently being constructed in Jiangsu Province will serve as a platform to introduce cost-advantaged crop protection solutions into China and the rest of the APAC region.

In addition, we intend to pursue strategic joint-ventures and selected acquisitions to bolster our China platform and commercial infrastructure further, including in seeds and traits where we believe that being part of the ChemChina group will provide us a competitive advantage in the China seed space. We believe that the establishment of a leading commercial and operational platform in China will position us well in China as it increasingly becomes a force in the global crop protection market.

In addition to our developing China platform, we have strong and leading positions in key emerging markets such as Latin America, India, Asia and Eastern Europe. Over the last several years, in order to establish direct market access and distribution capabilities in these markets, we have successfully integrated acquisitions in Mexico, Colombia, Chile, Poland, Serbia, Czech Republic, Slovakia, and South Korea. We have also implemented a direct go-to-market strategy in many high-growth markets including India, Indonesia, Vietnam and South Africa, leveraging a direct sales force and driving demand at the retail and farmer level. Our strong global platform and leading commercial infrastructure in key emerging markets will allow us to capitalize on worldwide growth opportunities, and continue to drive our profitable growth.

•	Grow Revenues and Increase Profitability. We believe that we have the capacity and operational leverage to increase profitability through focused execution of our strategy. We expect to increase our revenue growth rate and gross margins over time as we shift to a more differentiated, higher-margin product portfolio and continue to strengthen our product pipeline with significantly more higher-value products, unique mixtures and formulations and innovative and novel products. Similarly, we intend to drive revenue growth through increased penetration of high-growth markets such as China, Brazil, India, Russia, Ukraine and Mexico. We further believe that our investment in developing local manufacturing footprints in China and India will lower costs, improve manufacturing efficiency and distribution logistics and reduce inventory requirements in many markets worldwide. Over the past years, we have focused on growing and improving our business, infrastructure and brand. Other than our investments with respect to our China operations, we believe that our existing global infrastructure is largely of sufficient scale to support higher revenues, allowing us to enjoy economies of scale and improve profitability.

•	Continue to Execute on Our Global Portfolio Integration and Rebranding Initiative. As part of our efforts to “Create Simplicity in Agriculture,” we have made considerable investments to integrate our business across the globe, streamlining our sales and distribution efforts under our new “Adama” brand. “Adama” is the Hebrew word for “earth,” “soil,” and “land” and signifies our commitment to agriculture, the land and the farmer. In connection with our rebranding, we are implementing a new brand architecture that simplifies hundreds of brand and product names by migrating to two distinct product umbrellas, Advanced and Essentials, which will be further characterized and differentiated through innovative and unique packaging, enhancing the recognition of our brand. Through these initiatives, we expect to drive efficiency throughout our supply chain and distribution network.

Over the long term, we will offer digital solutions which will enhance direct communication and interaction with our distributors and farmers globally. We believe that our farmer-centric approach, our purpose to “Create Simplicity in Agriculture,” while building on a modern, global brand and utilizing cutting-edge technology, will provide a strong foundation for our continued profitable growth.

•

Opportunistically Pursue Acquisitions to Enhance Market Access and Strengthen Our Product Portfolio.    Over the past five years, we have successfully completed and integrated more than ten acquisitions across the globe. We intend to continue to pursue bolt-on acquisitions and joint ventures that offer attractive opportunities to enhance market access and position as well as strengthen our product portfolio. We plan to focus these efforts largely in high-growth geographies, particularly in emerging markets, where we aim to gain market share. We have a strong track record of integrating acquisitions and believe that future acquisitions will play an important role in continuing to build our leadership position in the branded off-patent crop protection industry.

Proposed Acquisition in China

In October 2011, China National Agrochemical Corporation (“CNAC”), a Chinese corporation owned by ChemChina, a state owned enterprise under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council, purchased 60% of our outstanding ordinary shares (the “CNAC Acquisition”) through an indirectly owned subsidiary. Koor Industries, Ltd., a company organized under the laws of Israel (“Koor”), owns the remaining 40% of our outstanding ordinary shares. According to the shareholder agreement entered into between our shareholders at the time of the CNAC Acquisition, CNAC may, subject to various conditions, sell certain of its agrochemical assets to us, after approval by Koor and our management. Such sale shall require other approvals that may be necessary in accordance with the Israeli Companies Law.

We are continuing to move forward with the process of assessing the purchase of all or part of the shares or assets of several companies (the “Assets”) controlled by CNAC (the “Proposed Transaction”), including the Class A shares of Hubei Sanonda Co., Ltd. (“Sanonda”), held indirectly by CNAC which account for approximately 20.15% of the issued capital of Sanonda. We have not yet completed the assessment process and analysis of the Assets, and negotiations between us and CNAC are ongoing. No agreements have been reached, including with respect to what the Assets will include, and until such agreements are reached, which may not happen, we are not able to properly assess the cost of the acquisition of the Assets, the expected contribution of those Assets to our revenues or the expected future impact of such acquisition. If definitive documentation is executed, closing will be subject to receipt of the requisite regulatory (including anti-trust where required) and corporate approvals and to other conditions as provided in the definitive documentation, including obtaining adequate financing.

We believe that the Proposed Transaction may be executed, in whole or in part, in several stages and we expect it, as well as the integration of the Assets and overall buildup of our presence in China, to take several years. As one step in the process, on October 11, 2013, we launched a partial tender offer (the “Tender Offer”) to acquire outstanding Class B share capital (the “B-Shares”) of Sanonda as the first step in our plan to acquire control of Sanonda. On November 18, 2013, we closed the Tender Offer and acquired approximately 10.6% of the outstanding share capital of Sanonda (approximately 27.4% of the outstanding B-Shares) for total consideration of approximately $56.8 million.

Selected Risks

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors” before investing in the shares.

Other Information

Our predecessor corporations, Agan Chemical Manufacturers Ltd. (“Agan”) and Makhteshim Chemical Works Ltd. (“Makhteshim”), were founded in 1945 and 1952, respectively. In 1997, Makhteshim and Agan merged, taking advantage of complementary product portfolio and manufacturing capabilities, to form “Makhteshim-Agan Industries Ltd.,” which completed an initial public offering on the Tel Aviv Stock Exchange (“TASE”) in 1998. As a result of the CNAC Acquisition, we became a privately owned company in 2011 and our shares were delisted from the TASE. We remain a “reporting entity” under the Israeli Securities Law due to our outstanding debentures, which continue to be listed on the TASE.

As part of the process of building a new marketing strategy, in 2014 we launched a new and uniform global brand for all our products and those of our subsidiaries—“Adama.” The branding process is currently being implemented globally and is expected to be completed by the end of 2014. As the first stage in the process, we changed our name on January 23, 2014 from Makhteshim-Agan Industries Ltd. to Adama Agricultural Solutions Ltd.

The address of our principal executive office is Golan Street Airport City, 7015103 Israel, and our telephone number is +972 (73) 232 1000. Our website address is www.adama.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this prospectus.

THE OFFERING

The offering	ordinary shares offered by us.

Ordinary shares to be outstanding after this offering	ordinary shares.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional ordinary shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and offering expenses, will be about $ million or about $ million if the underwriters’ option to purchase additional ordinary shares is exercised in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering for general corporate purposes.

Dividend policy	See “Dividend Policy.”

Risk Factors	See “Risk Factors” for a discussion of risks you should consider before deciding to invest in our ordinary shares.

Proposed trading symbol on	“ .”

Unless we specifically state otherwise, the information in this prospectus does not take into account:

•	the issuance of up to additional ordinary shares which the underwriters have the option to purchase from us; and

•	the issuance of up to 11,600,510 ordinary shares in respect of outstanding options issued as of August 8, 2014 and up to 636,777 additional ordinary shares reserved for issuance under our equity compensation plan, or the “2013 Plan.” See “Management—Employee Compensation Plans.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data for the periods presented. We derived the condensed consolidated income statement data for the six months ended June 30, 2013 and 2014 and the consolidated financial position data as of June 30, 2014 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We derived the condensed consolidated income statement data for the years ended December 31, 2011, 2012 and 2013 and the consolidated financial position data as of December 31, 2011, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period.

You should read the summary historical financial data below, together with our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Income Statement Data
Revenues	$2,691,374	$2,834,503	$3,076,355	$1,688,640	$1,785,651
Costs of sales	1,849,843	1,934,916	2,108,282	1,140,427	1,192,903

Gross profit	841,531	899,587	968,073	548,213	592,748
Other income	(5,249)	(3,897)	(12,815)	(5,732)	(1,013)
Selling and marketing expenses	455,174	487,073	522,050	257,374	291,186
General and administrative expenses	109,102	101,520	114,485	55,024	54,155
Research and development expenses	26,203	30,128	33,667	16,870	17,731
Other expenses	13,199	3,172	1,697	310	518

Operating income	243,102	281,591	308,989	224,367	230,171
Financing expenses, net	110,201	110,251	140,565	63,977	54,216

Share of income (losses) of equity-accounted investee companies	(6,063)	(9,603)	3,197	5,191	4,639

Profit before taxes on income	126,838	161,737	171,621	165,581	180,594

Income taxes	6,155	39,164	44,550	27,362	22,542

Profit for the period	120,683	122,573	127,071	138,219	158,052

Other comprehensive income (loss) for the period, net of tax	21,533	(33,281)	(48,769)	(1,837)	24,037

Total comprehensive income	$142,216	$89,292	$78,302	$136,382	$182,089

Income per share attributable to shareholders ($)
Basic and diluted	0.280	0.284	0.296	0.321	0.368

Weighted-average number of ordinary shares used to compute income per share attributable to shareholders (thousands)
Basic and diluted	430,531	430,532	430,532	430,532	430,532

Pro forma earnings per share attributable to shareholders(1)
Basic

Diluted

Cash Flow Data
Net cash provided (used) by operating activities	297,852	58,849	362,525	67,034	(58,830)
Net cash provided (used) by investing activities	(239,487)	(207,547)	(321,550)	(107,942)	(122,307)
Net cash provided (used) by financing activities	(62,653)	30,766	37,999	163,955	168,066

Other Data
EBITDA(2)	372,754	429,905	465,990	301,050	312,671

	As of December 31,			As of June 30,
	2011	2012	2013	2014
				Actual	Adjusted(3)
	(in thousands)
Financial Position Data
Cash and cash equivalents	$418,344	$300,412	$379,386	$366,315
Total assets	3,940,498	4,154,113	4,456,901	4,855,042
Total current liabilities	1,710,656	1,614,649	1,622,949	1,768,195
Total long-term liabilities	988,244	1,210,688	1,429,800	1,499,206
Total equity attributable to owners of the Company	1,240,941	1,328,140	1,403,151	1,587,259
Non-controlling interests	657	636	1,001	382
Total equity	1,241,598	1,328,776	1,404,152	1,587,641

(1)	Pro forma basic and diluted earnings per share have been computed to give effect to the sale by us of ordinary shares in this offering.
(2)	EBITDA is defined by us as operating income plus depreciation and amortization.

EBITDA is not a recognized term under IFRS and should not be considered as an alternative to net profit or other measures of financial performance or liquidity derived in accordance with IFRS. In addition, our definition of EBITDA may not be comparable to a similarly titled measure of other companies.

We use EBITDA in our operational and financial decision-making, believing that such measure is useful to eliminate certain items in order to focus on what we deem to be more reliable indicators of ongoing operating performance and our ability to generate cash flow from operations. We believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures. EBITDA is used by many of our investors, research analysts, investment bankers, and lenders to assess our operating performance. For example, a measure similar to EBITDA is used by the lenders under our Financial Covenants (as defined under “Description of Certain Indebtedness”). See “Description of Certain Indebtedness.”

Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to other similarly-titled measures of other companies. However, EBITDA can still be useful in evaluating our performance against our peer companies because management believes the measures provide users with valuable insight into key components of IFRS financial disclosures.

The following table provides a reconciliation of EBITDA to net profit, which we believe is the most closely comparable IFRS financial measure:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Net profit	$120,683	$122,573	$127,071	$138,219	$158,052
Income taxes	6,155	39,164	44,550	27,362	22,542
Share of income (losses) of equity accounted investee companies	(6,063)	(9,603)	3,197	5,191	4,639
Financing expenses, net	110,201	110,251	140,565	63,977	54,216

Operating income	243,102	281,591	308,989	224,367	230,171
Depreciation and amortization	129,652	148,314	157,001	76,683	82,500

EBITDA	$372,754	$429,905	$465,990	$301,050	$312,671

(3)	Adjusted amounts give effect to our sale of ordinary shares at the initial offering price of $ per share, which is the midpoint of the range set out on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

A decrease in agricultural activity caused by weather conditions, natural disasters, commodity prices or other factors beyond our control would lead to decreased demand for our products and adversely affect our operations and profitability.

Levels of agricultural activity are affected by many factors beyond our control, including weather conditions, natural disasters, significant changes in agricultural commodity prices, changes in government policies and farmers’ economic prospects and outlook. Demand for our products is directly related to levels of agricultural activity and any decrease in agricultural activities reduces demand for our products, adversely impacts the pricing of our products and could lead to difficulties in collecting our receivables as a result of liquidity constraints of our customers, all of which would adversely affect our operations, profitability and cash flow. In particular, extreme weather conditions for an extended period of time or consecutive seasons, for example due to climate change, would materially adversely affect our results of operations.

We face competition in the industry in which we operate.

The agrochemicals industry is highly competitive and bifurcated. As of December 31, 2013, according to Phillips McDougall, approximately 70% of the agrochemicals industry was accounted for by six leading RBCs. headquartered in Western Europe and North America, including BASF, Bayer, Dow, DuPont, Monsanto and Syngenta, who develop, manufacture and market branded patent-protected and off-patent products. We compete against RBC products to maintain and increase our market share. Due to their scale and market share, our ability to compete effectively with these RBCs requires continuous effort and significant investment in the timely development of new products, new product registrations and ongoing marketing and sales of existing products and continually maintaining our access to third-party distributors (who often only carry a limited number of similar products). Moreover, due to their resources, RBCs are able to compete aggressively on price and margins in the short-to-medium term in order to obtain and maintain market share. If we lose existing market share or are unable to obtain further market share from these RBCs, our market position, financial results and prospects would be materially adversely affected.

We also face competition in the more fragmented off-patent market. The number of off-patent manufacturers has increased significantly in recent decades and has significantly changed the agrochemicals industry. Often, these off-patent manufacturers are smaller regional or local market participants that aggressively price their products. Consequently, prices of off-patent crop protection products often decline as additional off-patent manufacturers (including off-patent manufacturers based in China and India) receive registrations and enter a particular market. Moreover, these companies may be willing to accept lower margins for their products than we have historically achieved. As a result, our ability to sustain our revenues and profitability on any given product over time is affected by the number of companies manufacturing and selling comparable off-patent products and the timing of their entrance into the applicable market. The emergence and expansion of additional or existing off-patent manufacturers, whether by the expansion of their product range or by the globalization of their distribution networks and increased competition for distribution access, could adversely affect the sales volume in our core off-patent business as well as the pricing of our products.

We may be unable to develop key products, obtain required product registrations, penetrate markets successfully or sufficiently diversify our products.

Our ability to achieve continued growth and profitability through sales of crop protection products depends on our success in developing non-infringing and differentiated products, including our ability to execute on our strategy to develop novel agricultural technologies, and obtaining required registrations in various markets to capture market share ahead of our competition. Our revenue and profitability with respect to a particular product can differ materially depending on whether we are able to introduce such product in a market prior to a competitor’s introduction of an equivalent product. Even after competitors have entered the applicable market, there is often continuing benefit from having the first off-patent product in the market. Should we fail in our efforts to develop and market new products or obtain registration for our products in a timely manner, we may not be able to successfully introduce such new product to that market. In addition, market penetration requires, among other things, product diversification and differentiation in order to respond to each market’s changing needs. To the extent that we fail to adapt our product mix accordingly by developing new products and obtaining the necessary regulatory approvals, our future ability to penetrate markets and sustain our market position could be adversely affected. Failure to introduce new products to certain markets and meet our objectives, given the considerable time and resources invested in the development and registration of products, could materially adversely affect our business, sales and results of operations.

Applicable product registration requirements may adversely affect us.

The field-testing, production, import, marketing and use of our products are subject to strict regulatory oversight in each country where we do business, which include requirements to obtain and maintain numerous government registrations. Applicable regulatory requirements change from time to time, and, in recent years, have tended to become more stringent. Compliance with these regulations, which vary from country to country, involves significant investment of our time and resources and rigorous matching of licensing demands with each of our products. The cost of complying with these requirements, and the knowledge required to manage the regulatory framework and the political environment that influence the requirements, varies by jurisdiction and, in some cases, may take up to several years to obtain. In addition, we are often required to make modifications in order to ensure full correlation between the registration requirements of a specific country and any relevant product because, for example, the formulations, active ingredients and the source of the products sold by us change over time. In order to comply with these requirements, we continuously evaluate the regulatory compliance in the different countries in which we sell our products and continually amend applicable registrations as required. As a result of these efforts, we continuously file a large number of requests to amend certain registrations of products we are selling in multiple jurisdictions, some of which have been approved and others are still under review. The review process can take several years. Non-compliance with the regulatory requirements may materially affect our sales, cost structure and profit margins, as well as the penetration of our products in the applicable market, and could even lead to suspension of sales of the relevant product or to legal proceedings. Moreover, to the extent that new regulatory requirements are imposed on registered products (requiring either additional investment or the revocation of an existing registration) or we are required to compensate third parties for our use of such parties’ product registration data, our cost structure could significantly increase, materially adversely affecting our financial results, profitability and reputation. See “Business—Our Business—Registration and Government Regulation.”

We are subject to stringent environmental, health and safety laws, standards, registrations and regulations, which can result in compliance costs, remediation efforts and liabilities that may adversely affect our results of operation, liquidity and/or operational, sales and financial position.

We operate in a heavily regulated environment, particularly in relation to the storage, treatment, manufacturing, transport, usage and disposal of our products, their ingredients and their by-products, some of which are considered to be hazardous. A failure to properly contain or handle any hazardous material could lead to harm to human health, safety or the environment. Some of these environmental, health and safety laws, standards, registrations and regulations to which we are subject require remediation and cleanup of soil and groundwater, restrict the amount and type of emissions that we can release into the environment, including air, water and soil, while other laws can impose liability for the entire cost of cleanup on any former or current site owner or operator (or on any parties who sent waste to these sites) without regard to the fault or the lawfulness of the original release or disposal. The regulatory requirements imposed on us vary from product to product and from market to market and generally become more stringent over time. In recent years, both governmental authorities and environmental non-profit organizations have applied increased pressure through, among other methods, increasingly strict legislative or regulatory proposals and class action lawsuits targeting companies and products that actually or allegedly pollute the environment. Compliance with such legislative and regulatory requirements (and defending and resolving such lawsuits) require us to spend considerable financial resources (both for ongoing costs and potentially material one-time investments), as well as human resources. In some cases, such compliance requirements result in the delay of new product introductions and thereby reduce our profitability and prospects. Further, additional significant changes to environmental license or permit terms, their revocation or our failure to obtain these licenses or permits could significantly affect our ability to operate our production facilities, which could have a material adverse effect on our business, results of operations and financial condition. We could bear significant civil or criminal liability (including penalties or compensation payments or costs of environmental monitoring and rehabilitation) due to a violation of environmental, health and/or safety regulations. Furthermore, under existing regulation and legislation, obligations could be imposed on us whether or not negligence or malice is proven and regardless of whether we are in compliance with applicable laws and regulations.

Although we attempt to construct, operate and modify, as necessary, our facilities to comply with environmental requirements, we cannot assure that these efforts ensure compliance under applicable requirements. In addition, it is impossible to predict with certainty the ultimate costs or investments we will be required to incur to comply with the requirements of the relevant environmental authorities, in Israel and in other countries in which we operate, and whether such costs or investments will be material to us. These future costs are not fully determinable due to such factors as the unknown scope of possible contamination, the unknown duration and extent of the corrective actions that may be required, the determination of liability in proportion to other responsible parties and the extent to which such costs are recoverable from third parties.

Our reliance on third-party distributors in certain of our geographic markets may adversely affect our operations and profitability.

Our distribution network is organized on a country by country basis, serves all of our product groups and includes third-party distributors. In certain of our geographic markets, there is significant concentration among the distribution channel. Often, these third-party distributors carry generic crop protection products from a limited number of manufacturers. As a result, although no third-party distributor accounted for more than 5% of our consolidated revenues for the year ended December 31, 2013, and we believe that the loss of any single external distributor would not materially affect our consolidated operations, to the extent that third-party distributors elect to sell generic crop protection products manufactured by our competitors and not to distribute our products, our results in geographies in which there is significant concentration in the distribution channel could be adversely affected.

An increase in prices of raw materials used in our products would increase our costs of sales, which could adversely affect our business and profitability.

Our profitability is affected by the prices of the raw materials used in the production of our products, which comprised approximately 75% of our consolidated costs of goods sold for the year ended December 31, 2013. Most of our raw materials are derivatives of oil, and therefore an increase in oil prices would negatively impact our costs of sales. Oil prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates and, in some cases, government regulation. Although we attempt to enter into long-term purchase contracts for key raw materials and adjust the prices of our products to pass on costs to our customers where possible, significant increases in the price of raw materials, particularly as a result of increased oil prices, could adversely affect our profit margins, especially if we are not able to recover these costs by increasing the prices we charge our customers for our products. Cost increases may also typically increase our working capital needs, which could reduce our liquidity and cash flow.

Interruptions in deliveries of raw materials or our products could adversely affect our operations and profitability.

We import raw materials to, and export our products from, our production facilities in Israel and other countries, including through Israeli ports, for sales and formulation. Our dependency upon regular deliveries from suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternative suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time for any reason, including a prolonged disruption, strike or infrastructural defect in any of the ports we use, and we were unable to negotiate acceptable terms for the supply of materials with alternative suppliers, our business could suffer. In particular, prolonged disruptions, strikes or infrastructural defects in any of the ports or transportation routes we use might significantly affect our ability to obtain raw materials at reasonable prices, if at all, as well as limit our ability to distribute our products and meet supply deadlines. These disruptions might negatively affect our business, customer relations and operating results.

The concentration of our manufacturing in a limited number of facilities and geographies exposes us to operational risks.

The majority of our manufacturing activities is concentrated in a limited number of facilities and geographies. See “Business—Property, Plant and Equipment.” Should a natural disaster, such as a tornado or flood, act of terrorism, war or outbreak of disease severely affect the geographies where we manufacture our products, or if any of our manufacturing facilities are subject to labor disputes or other operational challenges, our operations could be significantly impacted. We may not be able to replicate the manufacturing capacity and other operations of our facilities elsewhere, or such replication could take significant time, expense and other resources to accomplish. The disruption from such an event could adversely affect or interrupt entirely our ability to conduct our business.

Exchange rate fluctuations may have an adverse impact on our financial condition and operating results.

While our financial statements are presented in U.S. dollars (our functional currency), our sales and expenses are denominated in various currencies. We have significant exposure to the euro, Israeli shekel and Brazilian real and are also exposed to other currencies such as the British pound, Polish zloty, Australian dollar, South African rand and Indian rupee. In particular, because approximately 35% of our annual sales are denominated in the euro, the effect of long-term trends on the euro may affect our results and profitability. Specifically, the strengthening of the U.S. dollar against the euro or any other such currencies to which we are exposed would decrease the amount presented for the applicable line item in our financial statements. In addition, although we try to match our expenses denominated in a currency to revenues denominated in the same currency, our raw materials and other costs are often denominated in currencies different from those in which our revenues may be denominated. To the extent there is such a difference, we are further exposed to unfavorable currency exchange rates. Therefore, independent of the operational performance of our business, exchange rate fluctuations could lead to materially different results between periods. Additionally, although we engage in certain hedging activities to minimize our net balance sheet exposure to any particular currency, extreme volatility of exchange rates might impact our results and profitability, positively or negatively. High volatility of exchange rates could increase the costs of hedging transactions and thereby increase our financing costs.

Furthermore, because the sale of crop protection products depends directly on agricultural seasons and the cyclical nature of agriculture, our income and our exposure to currency fluctuation is not evenly distributed throughout the year. Sales in the northern hemisphere usually peak during the first half of the calendar year. Consequently, we are substantially exposed to the euro, Polish zloty and British pound during this period. In contrast, sales in the southern hemisphere (other than Australia) usually peak in the second half of the year, during which period our principal exposure is to the Brazilian real. If we are unable to manage the dynamic nature of our exposure to exchange rate fluctuations effectively, our financial results may be adversely affected independent of our underlying business.

Our failure to collect our accounts receivable would materially adversely affect our cash flow and financial performance.

We customarily provide credit to our customers to facilitate business and long-term relationships. As only a portion of this customer credit is insured, we bear the risk that a large portion of the credit we provide may not be repaid on time or at all, particularly during periods of economic slowdown. Although the credit we provide to our customers is, in the aggregate, distributed among many customers in multiple countries, there can be no assurance that our allowances for doubtful debt will be sufficient. Further, the credit lines we provide in certain regions, notably South America, are particularly long relative to other regions such as Europe. In times of economic downturn or poor agricultural years, we might find it difficult to collect customer debts on time, if at all. This risk is generally more pronounced in developing countries where the knowledge of our customers and their collateral is more limited and the scope of our customers’ insurance may also be limited. Our failure to collect our accounts receivable could materially adversely affect our cash flow and financial performance.

Changes in the Israeli consumer price index could adversely affect our financial performance and net profit.

Principal and interest payments on the substantial majority of our outstanding debentures are linked to the consumer price index (“Israeli CPI”) as determined by the Israeli Central Bureau of Statistics. Although we have entered into certain hedging arrangements to minimize the impact of an increase in the Israeli CPI, an increase in the Israeli CPI could materially increase our financing expenses, which could adversely impact our financial results and net profit.

We may seek to expand through acquisitions of and investments in other brands, businesses and assets, or through alliances, such as the Proposed Transaction, and we may also seek to divest some of our assets. These acquisition and divestiture activities may be unsuccessful or divert management’s attention.

We face risks as we may consider strategic and complementary acquisitions of and investments in other agrochemicals brands, businesses or other assets, including in relation to the Proposed Transaction. Such acquisitions or investments are subject to risks that could affect our business, including risks related to:

•	the necessity of coordinating geographically disparate organizations;

•	implementing common systems and controls;

•	integrating personnel with diverse business and cultural backgrounds;

•	integrating acquired manufacturing and production facilities, technology and products;

•	combining different corporate cultures and legal systems;

•	unanticipated expenses related to integration, including technical and operational integration;

•	increased costs and unanticipated liabilities, including with respect to registration, environmental, health and safety matters, that may affect sales and operating results;

•	retaining key employees;

•	obtaining required government corporate and third-party approvals;

•	legal limitations in new jurisdictions, including in China in respect of the Proposed Transaction;

•	installing effective internal controls and audit procedures;

•	issuing ordinary shares that could dilute the interests of our existing stockholders;

•	spending cash and incurring debt;

•	assuming contingent liabilities; and

•	creating additional expenses.

We may not be able to identify opportunities or complete transactions, including the Proposed Transaction, on commercially reasonable terms or at all, or actually realize any anticipated benefits from such acquisitions, investments or alliances. Similarly, we may not be able to obtain financing for acquisitions or investments on attractive terms and the ability to obtain financing may be restricted by the terms of our indebtedness. In addition, the success of any acquisitions or investments also will depend, in part, on our ability to integrate the acquisition or investment with our existing operations.

In respect of the Proposed Transaction, even if we complete the Proposed Transaction and are able to successfully integrate the Assets, we do not expect to immediately achieve our strategic goals in China. We expect that we will need to invest in developing additional functions, including by entering into additional partnerships and acquisitions, and invest in additional registrations, relocations of plants, obtaining business licenses and environmental facilities before we can fully achieve our goals in China.

We may also divest certain assets, and any such divestments may yield lower than expected returns. In some circumstances, sales of assets may result in losses. Upon a sale of assets, we may become subject to contractual indemnity obligations, incur material tax liabilities or, as a result of required debt repayment, face a shortage of liquidity. Finally, any acquisitions, investments or divestments could demand significant attention from management that would otherwise be available for business operations, which could harm our business.

We may be subject to substantial product liability claims, which could adversely affect us.

We may be subject to substantial product liability costs if claims arise out of problems associated with our products. From time to time we are subject to lawsuits by consumers who allege injuries from our products or that our products do not perform properly. Although we maintain third-party and defective product liability insurance, there can be no assurance that our insurance coverage is adequate or that all product liability claims will be covered. In addition, we must renew these policies periodically. Although we have been able to obtain or renew our policies in the past, premiums and deductibles continue to increase and policies may not be available in the future on terms acceptable to us, if at all. The failure to obtain or maintain insurance coverage, or a successful claim against us not covered by, or in excess of, our insurance coverage, could have a material adverse effect on our business, results of operations and financial condition. In addition, product liability claims, regardless of their merit or eventual outcome, may have a material adverse effect on our business reputation.

Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, environmental matters and other proceedings. Other legal proceedings purport to be brought as class actions on behalf of similarly situated parties. Some of these proceedings could result in substantial damages or payment awards. We estimate our exposure to these legal proceedings and establish provisions for the estimated liabilities where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters involves substantial uncertainties. Furthermore, even if the outcome is ultimately in our favor, our costs associated with such litigation may be material. Adverse outcomes in these legal proceedings or the costs and expenses associated therewith could have an adverse effect on our results of operations and net profit.

We may not be able to adequately protect our intellectual property rights.

Although we rely on a combination of patent, trademark, domain name registration, copyright and trade secret laws to protect our brands and commercial secrets, current protections may not adequately safeguard our intellectual property. In addition, our intellectual property is also vulnerable to unauthorized copying or use in some jurisdictions where applicable law, or lax enforcement of law, may not adequately protect it. If our trademarks or other intellectual property are misappropriated, or otherwise used in a manner where authorization may not be required, the value of our intellectual property and our reputation could be harmed. Furthermore, it is difficult to protect against every possible unauthorized use of our intellectual property, and there are times when we may need to resort to litigation to enforce our intellectual property rights. Litigation of this type could be costly, force us to divert our resources, lead to counterclaims or other claims against us or otherwise harm our business or reputation.

Challenges to third-party intellectual property rights and claims that we have infringed such proprietary rights could result in legal fees and damages and settlement awards.

Our ability to introduce new off-patent products depends in part on our ability to challenge patent rights held by RBCs or other third parties or otherwise to develop non-infringing products. These business strategies may result in substantial legal fees and other costs. RBCs defend their products vigorously and may seek to delay introduction of competitive off-patent products by obtaining and enforcing new patents on products whose original patent protection is about to, or has already, expired by developing slightly modified versions of their products to compete with off-patent versions of the original. They may also change product branding and marketing. These actions may increase the costs and risks of our efforts to introduce off-patent products and may delay or prevent such introduction altogether.

Furthermore, we are subject to, and may in the future be subject to, claims that our intellectual property rights infringe upon the proprietary rights of third parties. Any infringement claims, whether meritorious or not, could be time consuming to defend, result in costly litigation or damages, undermine the value of our brands, divert management’s attention, decrease sales or require us to enter into royalty or licensing agreements that may be on terms that could have a material adverse effect on our financial performance and our results of operations.

We have business operations in countries that may be adversely affected by political or economic instability, corruption, major hostilities or acts of terrorism.

We conduct business in many parts of the world. In particular, we have significant commercial activities in emerging markets such as Latin America (particularly Brazil, our largest individual market), Eastern Europe, South Eastern Asia and Africa. Accordingly, developments in each of these regions may have a significant effect on our operations. Our operations in these regions are subject to a variety of risks, including unstable political and regulatory environments, economic and fiscal instability, fluctuations in currency values and foreign currency exchange rates, relatively high inflation, exchange control regulations, governmental pricing directives, import and trade restrictions, restrictions on the ability to repatriate funds, business cultures accepting of various levels of corruption, the impact of anti-corruption laws and uncertainties as to the enforceability of contract and intellectual property rights. Acts of terror or war may impair our ability to operate in particular countries or regions and may impede the flow of goods and services between countries. Customers in these and other markets may be unable to purchase our products if their economies deteriorate, or it could become more expensive for them to purchase imported products in their local currency or sell their commodity at prevailing international prices, and we may be unable to collect receivables from such customers. In addition, we may not be able to manage the difficulties of doing business in many different countries successfully. If any of these risks materialize, it could have a material adverse effect on our results of operations and profitability.

Failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

Our business operations are subject to a number of laws and regulations, including restrictions imposed by various anti-corruption statutes, as well as trade sanctions. Anti-corruption statutes, including the United States’ Foreign Corrupt Practices Act of 1977 and the United Kingdom’s Bribery Act 2010, are intended to prohibit bribery of foreign officials or persons and require us to keep books and records that accurately and fairly reflect our transactions. Economic and trade sanctions are based on foreign policy and national security goals against targeted foreign states, organizations and individuals. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of employees or restrictions on our operations. In addition, in certain circumstances, the actions of parties affiliated with us (including our owners, joint venture partners, team members and agents) may expose us to liability under these regulations or other laws. These restrictions could increase costs of operations, reduce profits or cause us to forgo development opportunities that would otherwise support growth.

Changes in tax law or interpretations of existing tax law, or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition, results of operations or cash flows.

We are subject to taxation at the national and local levels in the various countries and jurisdictions in which we do business. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax, as well as potential changes in our corporate structure. From time to time, applicable tax authorities make substantive changes to tax rules and their application, which could result in materially higher corporate taxes than would be incurred under existing tax law and could adversely affect our financial condition, results of operations or cash flows.

Working capital requirements and cash flows could adversely affect us.

Like other companies operating in the crop protection products industry, we have significant cash flow and working capital requirements in the ordinary course of our business. Our business requires significant investment in light of our growth and considering our strategic geographic growth areas, broad product portfolio and investments in manufacturing infrastructure. We consistently work to improve our working capital management, and for the last three years, recorded positive cash flow from operating activities. However, in 2012, our cash flow from operating activities less cash used in investing activities was negative, and in 2013, amounted to $41 million. Although we currently satisfy all of our financial covenants, significant deterioration in our results of operations could cause us to fail to comply with our financial covenants in the future, which could adversely affect our ability to achieve our objectives and growth plans and we may not be able to meet our financing obligations.

We have indebtedness, which exposes us to certain risks; in addition, our equity ownership imposes certain limits on our ability to borrow in Israel.

As of June 30, 2014, we had an aggregate of $1,962.3 million of outstanding indebtedness, including $263.9 million under our receivables facilities. Our substantial debt and other contractual obligations could have important consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness is at variable rates of interest;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay some of our indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

A significant portion of our business is conducted through our subsidiaries. Revenues from these subsidiaries are our primary source of funds for meeting debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, that may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

In addition, the terms of our bank financing require us to meet certain financial covenants, including maximum leverage tests, and impose other restrictive covenants on us. The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive covenants described above, as well as other terms of our other indebtedness and/or the terms of any future indebtedness from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Because 40% of our equity is owned indirectly by IDB Development Corporation Ltd. (“IDB”) (    % after this offering), we and our subsidiaries are members of the “borrowing group” (as defined in the Bank of Israel’s Proper Banking Procedure) of IDB. Israeli banks are limited in the credit they may extend to each member of the IDB group as a “single borrower” (as defined in the Bank of Israel’s Proper Banking Procedure), including us and our subsidiaries. These restrictions may affect the credit extended to us by certain Israeli banks, our ability to invest in companies which have received significant credit from certain Israeli banks, as well as our ability to complete certain business transactions with entities which have been extended such credit.

We are exposed to interest rates, which may have an adverse impact on our financial results or may increase our liabilities.

Interest rate fluctuations may have an adverse impact on our financial results. We have short and long term debt valued at LIBOR plus a spread. Although we prepare a quarterly summary of our exposure to changes in the LIBOR interest rate and periodically examine hedging the variable interest rate by converting it to a fixed rate, as of December 31, 2013, we have not entered into any interest rate hedge for such exposure, and a material increase in the variable LIBOR interest rate would adversely affect our financing expenses and net profit.

Failures in, material damage to, or interruptions in our information technology systems could have a material adverse effect on our business or results of operations.

We depend on our information technology systems in the conduct of our business, including our manufacturing activities. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural and manmade disasters. Damage or interruption to our information systems may require significant investment to remediate or replace with comparable systems, and we may suffer interruptions in our operations in the interim. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our systems, including those that may result from our failure to adequately develop, implement and maintain a robust disaster recovery plan and backup systems, could severely affect our ability to conduct normal business operations and, as a result, have a material adverse effect on our business or results of operations.

We are exposed to special risks due to developments in the genetically modified seeds market.

The demand for crop protection products will depend, in part, on development in the market for genetically modified seeds. Generally, the development of the genetically modified seeds market led to an increase in demand for non-selective crop protection products (or products containing active ingredients that are not targeted to prevent specific weeds, pests or disease) as the prices for certain crop protection products fell. However, over the years, the increased use of certain non-selective products has led to the development of resistance to such products, in turn leading to a rise in demand for certain other non-selective and selective products (or products containing active ingredients that are targeted to prevent specific weeds, pests or disease), as well as resistance management products. In addition, due to the effectiveness of genetically modified seeds against certain insects, other pests have flourished in their place. Demand for certain of our products may decline as the use of genetically modified seeds is increased.

In certain countries, including those within the European Union, the use of genetically modified seeds is prohibited, while in other countries, including those within North and South America, their use is encouraged and there are large markets for genetically modified seeds. In the markets where selling genetically modified seeds is allowed, the mix of products sold by us includes products that supplement the genetically modified seeds products. In the United States, Canada and Argentina, genetically modified seeds in principal crop products (e.g., corn, wheat, rice) comprise almost 100% of the relevant market. In contrast, in Brazil, where the use of genetically modified seeds was only recently allowed, the usage rate is lower, but we expect it to grow in the coming years. Use of genetically modified seeds in Europe and China is very limited.

The use of genetically modified seeds affects the mix of crop protection products used by farmers. The expanding use of genetically modified seeds not only directly influences supply and demand of the various crop protection products (impacting their pricing accordingly) in the markets where genetically modified seeds are allowed and used, but also indirectly affects the supply and demand for crop protection products in the remainder of the world due to the indirect effect on pricing of crop protection products on a global basis.

Any significant increase in the sales of genetically modified seeds, including due to a change in regulations in certain countries that currently prohibit the sale of genetically modified seeds, could affect demand for crop protection products and require us to modify and adapt our product range to the new demand structure. If we fail to adequately modify and adapt our product range to new conditions, our revenues, profitability and prospects could be adversely affected.

Risks Relating to this Offering and Ownership of Our Ordinary Shares

CNAC will continue to be our controlling shareholder following this offering.

Immediately following this offering, CNAC and Koor will beneficially own approximately     % and     % of our outstanding ordinary shares, respectively. In addition, under certain circumstances, pursuant to a loan agreement entered into in connection with the CNAC Acquisition under which Koor has pledged its ordinary shares of the Company as collateral, such shares may in certain circumstances be transferred to others or to CNAC upon a default by Koor or, at Koor’s option, as repayment of the loan which may have the effect of increasing CNAC’s beneficial ownership. See “Certain Relationships and Related Party Transactions—Loan Agreement.”

For so long as either of them (and particularly CNAC, which is our controlling shareholder) continues to own a significant percentage of our outstanding shares they will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval. Accordingly, for such period of time, CNAC will, and Koor may, to a more limited extent, be able to exercise control over our management, business plans and policies, including the appointment and removal of our officers and may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares. In addition, ChemChina, CNAC’s parent company, is one of the largest state-owned enterprises in China and is subject to various Chinese regulations which can have an effect on the management of our business. As CNAC will continue to be our controlling shareholder following this offering, we may be seen as a Chinese state-owned enterprise.

Our controlling shareholder, CNAC, may have interests that are different from yours and it may exercise its voting and other rights in a manner that may be adverse to your interests. CNAC currently holds investments in businesses engaged in the crop protection industry that complement or directly or indirectly compete with certain portions of our business (primarily the Assets subject to the Proposed Transaction).

Subject to applicable laws and contractual non-competition restrictions included in the shareholders agreement among CNAC and Koor, CNAC could make decisions that advance its interests in opposition to ours.

For more information about our relationship with CNAC and Koor, see “Certain Relationships and Related Party Transactions.”

Further, we have determined that the Israeli law for the advancement of competition and the reducing of concentration (“Concentration Law”) does not apply to us. We have received a legal opinion from our external legal counsels, according to which we are not a “Third Layer Company” as this term is defined in the Concentration Law. The legal opinion was provided by us to the Ministry of Justice and to the Israeli Securities Authority in March 2014. We note that during June 2014, the finance committee of the Knesset (Israeli Parliament) has approved the Regulations for the advancement of competition and the reducing of concentration (the classification of a company as a layer company) that relieves certain corporations that are considered to be “Third Layer Companies” from updating the composition of their board of directors in order to adjust it to the demands of the Concentration Law. According to the minutes of the meeting of the finance committee, the Ministry of Justice’s primary intention was that such relief would also be applicable to the us; however, in practice it was not. We will continue to evaluate the application of the Concentration Law and the necessary actions required, including in connection with the public offering of our shares and becoming a public company.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report equity holdings contained in Section 16 of the Exchange Act.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all              corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Israeli corporate governance practices rather than those of             , except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. For instance, we may follow home country practices in Israel with respect to, among other things, composition and function of nomination and compensation committees of our board of directors, compensation of officers, shareholders’ quorum requirements and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of              rules applicable to domestic issuers, which require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20% or more interest in our Company and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country practices in Israel with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all              corporate governance requirements. See “Management—Corporate Governance Practices.”

There may not be an active trading market for our ordinary shares, which may cause our ordinary shares to trade at a discount from the initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has not been a public trading market for our ordinary shares. It is possible that after this offering an active trading market will not develop or, if developed, that any market will not be sustained which would make it difficult for you to sell your shares at an attractive price, or at all. The initial public offering price per ordinary share will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which our ordinary shares will trade in the public market after this offering.

Our share price may be extremely volatile, and you may not be able to resell your shares at or above the initial public offering price.

Negotiations between the underwriters and us will determine the initial public offering price. This price may not be indicative of future market prices. In addition, the stock market has from time to time experienced significant price and volume fluctuations, and the market prices of listed securities may be volatile. The risk factors described in this section may also have a significant impact on the market price of our ordinary shares. In addition, the market price of our ordinary shares may fluctuate significantly in response to a number of factors, many of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our customers;

•	announcements of new products or significant price reductions by us or our competitors;

•	size of the public float;

•	stock price performance of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness or foreclosure of our properties;

•	actions by competitors;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other agrochemicals companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances of share capital;

•	global economic, legal and regulatory factors unrelated to our performance; and

•	failure to publish research or the publishing of inaccurate or unfavorable research by industry or securities analysts.

In addition, broad market and industry fluctuations, as well as general economic and, political and market conditions may negatively impact the market price of our ordinary shares. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

You will incur immediate and substantial dilution in the pro forma as adjusted net tangible book value of the stock you purchase.

We estimate that the initial public offering price will be between $         and $         per ordinary share. This amount is substantially higher than the pro forma as adjusted net tangible book value that our outstanding ordinary shares will have immediately after this offering. Accordingly, if you purchase our ordinary shares at the assumed initial public offering price, you will incur immediate and substantial dilution in the pro forma net tangible book value of the shares you purchase of between $         and $         per ordinary share.

You may be diluted by the future issuance of additional ordinary shares in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately          million ordinary shares authorized but unissued. Our amended and restated articles of association to become effective immediately prior to the consummation of this offering authorizes us to issue these ordinary shares and options, rights, warrants and appreciation rights relating to ordinary shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved              shares for issuance under our long-term incentive plan. See “Management—Employee Compensation Plans.” Any ordinary shares that we issue, including under any equity incentive plan, would dilute the percentage ownership held by the investors who purchase ordinary shares in this offering.

If we or our existing shareholders sell additional ordinary shares after this offering, the market price of our ordinary shares could decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of              ordinary shares outstanding. Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding              shares held by our existing owners after this offering will be subject to certain restrictions on resale. We, our officers, directors and existing owners of our ordinary shares immediately prior to this offering that collectively will own              shares following this offering (or              shares if the underwriters exercise their option to purchase additional shares in full), will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of ordinary shares held by them for 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us.              may, in its sole discretion, release all or any portion of the shares subject to lock-up agreements. See “Underwriters” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our existing shareholders will be considered affiliates 180 days after this offering based on their expected share ownership (consisting of              shares), as well as their board nomination rights. Koor has pledged its ordinary shares of the Company as collateral for a loan agreement, and upon a default, such shares could be sold to repay such loan. See “Certain Relationships and Related Party Transactions—Loan Agreement.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our equity incentive plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              ordinary shares.

As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our outlook, our share price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our stock could decrease, which could cause our share price or trading volume to decline.

Our ordinary shares may be traded on more than one market and this may result in price variations.

Following this offering, in addition to the listing on             , we may determine to list our shares on the TASE. If we determine to list our shares for trading on the TASE, the trading in our ordinary shares on these markets will be made in different currencies (U.S. dollars on the              and NIS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets may differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating to Our Operations in Israel

Conditions in Israel may limit our ability to develop and sell our products, which could result in a decrease of our revenues.

Our corporate headquarters and a substantial percentage of our production capacity are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel and we also export significant amounts of products from Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of terror activities and other hostilities. Political, economic and security conditions in Israel could directly affect our operations. We could be adversely affected by hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future armed conflicts, terrorist activities, tension along the Israeli borders or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations. In addition, these armed conflicts could damage our manufacturing facilities in Israel.

Certain countries, as well as certain companies and organizations, continue to participate or may decide to participate in a boycott of Israeli companies, companies with large Israeli operations and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel, Israeli businesses or Israeli citizens could, individually or in the aggregate, have a material adverse effect on our business in the future.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For additional information regarding the regulation of mergers and tender offers under the Israeli Companies Law see “Description of Share Capital—Acquisitions Under Israeli Law.”

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances that makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred.

These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Some of our officers and employees in Israel are obligated to perform routine military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence, for a significant period, of one or more of our officers or key employees due to military service, and any significant disruption in our operations could harm our business.

It may be difficult to enforce a U.S. judgment against us, our directors and officers and certain experts named in this prospectus outside the United States, or to assert U.S. securities law claims outside of the United States.

The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or foreign court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

The Israeli government programs in which we currently participate, and the tax benefits we currently receive, require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Some of our operations in Israel, referred to as “Approved Enterprise,” carry certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). In order to be eligible for tax benefits under the Investment Law, our Approved Enterprises must comply with various conditions set forth in the Investment Law, as well as periodic reporting obligations. If we do not meet the requirements for maintaining these benefits or if our assumptions regarding the key elements affecting our tax rates are rejected by the Israeli tax authorities, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 25% for 2013 and at 26.5% for 2014 and thereafter.

In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon under this program or similar programs that we have utilized in the past. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our Israeli operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Tax Considerations—Israeli Tax Considerations and Government Programs—Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” for additional information concerning these tax benefits and Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of our current tax obligations. Currently, all of our Israeli subsidiaries adopt the tax benefits as an Approved Enterprise under the Investment Law. If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be adversely affected.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. For additional information see “Management—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Duties of Shareholders.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

TRADEMARKS AND SERVICE MARKS

We have proprietary rights to trademarks, service marks and trade names used in this prospectus which are important to our business. Solely for convenience, we have omitted the “®”and “™” designations for such trademarks, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full. We intend to use the net proceeds of this offering for general corporate purposes.

DIVIDEND POLICY

We have not declared or distributed a dividend for the years ended December 31, 2011, 2012 and 2013 or for the six months ended June 30, 2014.

Pursuant to the terms of our receivables financing facility discussed further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness,” during any period that we are not in compliance with the financial covenants included therein, we may not declare or distribute a dividend. As of June 30, 2014, we were in compliance with all of our financial covenants.

Under Israeli law, we may declare and pay a dividend only if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under the Israeli Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Israeli Companies Law, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale by us of ordinary shares pursuant to this offering.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	June 30, 2014
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$366,315	$

Short-term debt (including receivables facility)	600,355

Long-term debt:
Loans from banks	226,635
Debentures	1,135,357

Total long-term debt	1,361,992

Stockholders’ equity:
Share capital	125,595
Share premium	623,829
Capital reserves	(281,798)
Retained earnings	1,119,633

Total equity attributable to owners of the Company	1,587,259

Non-controlling interests	382

Total Equity	1,587,641

Total capitalization	$3,549,988	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ would increase or decrease, as applicable, cash and cash equivalents, share capital, total equity attributable to owners of the Company by approximately $ million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

DILUTION

If you invest in our ordinary shares in this offering, the pro forma net tangible book value of your investment will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the per share offering price of the ordinary shares is substantially in excess of the net tangible book value per share attributable to the ordinary shares.

Our net tangible book value of as of June 30, 2014 was $        , or $        per ordinary share. Net tangible book value per share is determined by dividing our tangible net worth, total assets, less intangible assets, minus total liabilities, by the aggregate number of ordinary shares outstanding. After giving effect to the sale by us of ordinary shares pursuant to this offering, at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value at June 30, 2014 would have been $            , or $        per share. This represents an immediate increase in the pro forma net tangible book value to existing shareholders of $        per share and an immediate dilution in the pro forma net tangible book value of $        per share to new investors purchasing shares of common stock at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Net tangible book value per share as of June 30, 2014	$
Increase in net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering

Dilution per share to new investors in this offering		$

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase or decrease in the assumed initial public offering of $        per share would increase or decrease, as applicable, our adjusted net tangible book value per share after this offering and dilution to new investors by $        , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses that we must pay.

The following table sets forth, on a pro forma basis, as of June 30, 2014, the number of ordinary shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing shareholders of our ordinary shares and by the new investors, at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors
Total		100%		$	100%		$

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares or of outstanding stock options or warrants after June 30, 2014. As of August 8, 2014, we had 11,600,510 options issued and outstanding under the 2013 Plan. See “Management—Employee Compensation Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes thereto, included elsewhere in this prospectus. We derived the condensed consolidated income statement for the six months ended June 30, 2013 and 2014 and the consolidated financial position data as of June 30, 2014 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We derived the condensed consolidated income statement data for the years ended December 31, 2011, 2012 and 2013 and the consolidated financial position data as of December 31, 2011, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the condensed consolidated income statement data for the years ended December 31, 2009 and 2010 and the consolidated financial position data as of December 31, 2009 and 2010 from our consolidated financial statements that are not included in this prospectus.

You should read the summary historical financial data below, together with our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2009(1)	2010(1)	2011	2012	2013	2013	2014
	(in thousands)
Statement of Operations Data:
Revenues	$2,214,616	$2,362,232	$2,691,374	$2,834,503	$3,076,355	$1,688,640	$1,785,651
Costs of sales	1,632,752	1,713,006	1,849,843	1,934,916	2,108,282	1,140,427	1,192,903

Gross profit	581,864	649,226	841,531	899,587	968,073	548,213	592,748
Other income	(3,001)	(2,717)	(5,249)	(3,897)	(12,815)	(5,732)	(1,013)
Selling and marketing expenses	358,400	410,371	455,174	487,073	522,050	257,374	291,186
General and administrative expenses	79,402	106,529	109,102	101,520	114,485	55,024	54,155
Research and development expenses	21,816	23,187	26,203	30,128	33,667	16,870	17,731
Other expenses	5,517	105,624 (2)	13,199	3,172	1,697	310	518

Operating income	119,730	6,232	243,102	281,591	308,989	224,367	230,171
Financing expenses, net	93,710	121,512	110,201	110,251	140,565	63,977	54,216

Share of income (losses) of equity-accounted investee companies	—	(5,911)	(6,063)	(9,603)	3,197	5,191	4,639

Profit (loss) before taxes on income	26,020	(121,191)	126,838	161,737	171,621	165,581	180,594

Income taxes	(8,681)	10,721	6,155	39,164	44,550	27,362	22,542

Profit (loss) for the period	34,701	(131,912)	120,683	122,573	127,071	138,219	158,052

Other comprehensive income (loss), net of tax	17,081	(2,610)	21,533	(33,281)	(48,769)	(1,837)	24,037

Total comprehensive income (loss)	$51,782	$(134,522)	$142,216	$89,292	$78,302	$136,382	$182,089

Income (loss) per share attributable to shareholders ($)
Basic	0.076	(0.310)	0.280	0.284	0.296	0.321	0.368

Diluted	0.075	(0.310)	0.280	0.284	0.296	0.321	0.368

Weighted-average number of ordinary shares used to compute income (loss) per share attributable to shareholders (thousands)
Basic	430,392	430,454	430,531	430,532	430,532	430,532	430,532

Diluted	430,533	430,454	430,531	430,532	430,532	430,532	430,532

Pro forma earnings per share attributable to shareholders(3)
Basic

Diluted

	As of December 31,					As of June 30,
	2009(1)	2010(1)	2011	2012	2013	2014
	(in thousands)
Financial Position Data
Cash and cash equivalents	$562,430	$422,632	$418,344	$300,412	$379,386	$366,315
Total assets	3,759,847	3,718,748	3,940,498	4,154,113	4,456,901	4,855,042
Total current liabilities	1,168,572	1,504,268	1,710,656	1,614,649	1,622,949	1,768,195
Total long-term liabilities	1,314,512	1,066,710	988,244	1,210,688	1,429,800	1,499,206
Total liabilities	2,483,084	2,570,978	2,698,900	2,825,337	3,052,749	3,267,401
Total equity attributable to owners of the Company	1,259,009	1,130,709	1,240,941	1,328,140	1,403,151	1,587,259
Non-controlling interests	17,754	17,061	657	636	1,001	382
Total equity	1,276,763	1,147,770	1,241,598	1,328,776	1,404,152	1,587,641

(1)	The selected audited financial information as of and for the two years ended December 31, 2010 does not reflect the implementation of IFRS 10, in accordance with which we have prepared our audited financial statements as of and for the three years ended December 31, 2013, as well as our unaudited interim financial information as of and for the six months ended June 30, 2014. For more information, see “Presentation of Financial Information” and Note 3S to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Includes approximately $99.9 million of unusual costs relating to approximately $63.3 million of non-recurring employee severance and related charges and approximately $36.6 million in impairment charges for certain of our assets.
(3)	Pro forma basic and diluted earnings per share have been computed to give effect to the sale by us of ordinary shares in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. The consolidated financial statements have been prepared in accordance with IFRS. Except where otherwise specifically indicated, all amounts in this MD&A are expressed in U.S. dollars.

This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

Our Business

We are the leading off-patent crop protection solutions company in the world. Our comprehensive range of high-quality, innovative and effective herbicides, insecticides and fungicides help farmers worldwide to increase yields by preventing or controlling weeds, insects and disease that harm their crops. With one of the world’s most extensive and diversified off-patent product portfolios and related registrations, we have a global market presence and sell our products in over 120 countries. Our vertically integrated business model, which spans world-wide end-market access, local product development, registration expertise in over 100 countries, R&D and manufacturing capabilities, provides us with significant competitive advantages. Our purpose is “Creating Simplicity in Agriculture”—we strive to provide farmers accessible, easy-to-use solutions that simplify their lives and improve their crop yields.

Segments and Regions

Our operations consist of two reportable segments that are based on product categories: our core area of operational and business expertise is our “Crop Protection Products” segment, which manufactures and markets our crop protection products for agricultural and non-agricultural purposes, and our “Other Operations” segment, which manufactures and markets other products that leverage our core expertise, including dietary supplements and food additives, aromatic products and industrial products. For each of the years ended December 31, 2011, 2012 and 2013, approximately 93%, of our revenues derived from sales of the Crop Protection Products segment. For the six months ended June 30, 2013 and 2014, approximately 94% of our revenues derived from sales of the Crop Protection Products segment. For reporting purposes, we have historically organized our operations in five distinct geographic regions: Europe; Latin America; North America; Asia, Pacific and Africa; and Israel. For the years ended December 31, 2011, 2012 and 2013, approximately 39%, 39% and 37%, respectively, of our revenues derived from sales in Europe. For the six months ended June 30, 2013 and 2014, approximately 46% and 45%, respectively, of our revenues derived from sales in Europe. We are currently implementing a new organizational structure under which, beginning in January 2015, we will instead organize our commercial units into seven commercial clusters: North America; Brazil; Latin America; Asia Pacific; North Europe; South Europe; and India, Middle East and Africa. We expect that we would add an eighth cluster for China as we establish and grow our operations in the region, including through the Proposed Transaction.

Principal Factors Affecting Our Results of Operations

Weather conditions

In each of our markets, our sales of crop protection products are directly affected by the timing of the agricultural seasons, the weather and the cyclical pattern of the harvests. Therefore, our income is not evenly spread throughout the year. The agricultural season in the northern hemisphere occurs in the first two quarters of the year, during which time sales in countries in the northern hemisphere generally peak. In contrast, other than Australia, where sales peak during the period from April through July, the agricultural season in countries located in the southern hemisphere occurs in the third and fourth quarters of the year during which time sales in countries in the southern hemisphere generally peak. Even though the majority of our sales are in the northern hemisphere, we believe that our diversified international operations and our wide markets dispersion mitigate some of the seasonality effect. See “—Seasonality.”

Demographic changes

Population growth, urbanization and rising standards of living in various regions, particularly in Brazil, China and India, have led to an increase in food consumption. As a result, there has been a clear trend of rising demand for agricultural crops to meet such increase in food consumption and for crops containing vegetable protein used by the food industry as fodder for animals, such as corn, soybean and grain. At the same time, the volume of arable land and planting areas has stabilized or declined in many regions as a result of growing urbanization. This has led to increased efforts to maximize crop production per unit of land and enhance crop quality, which has increased demand for our products. We expect this trend to continue.

Agricultural commodity prices

The trends described above have led to an increase in demand for agriculture commodities and, as a result, a continuous rise in commodity prices over the longer term, which peaked in 2011 and reached a similarly high level in mid-2012. However, during 2013 and to date in 2014, the prices of agricultural commodities have generally gradually declined, owing mainly to more stable weather conditions in the areas where the main crops are grown and to an increase in growing areas.

The long-term trend towards higher prices of agricultural commodities have contributed to growth in farmers’ profits. Generally, the higher the prices of agricultural commodities, the greater the demand of farmers to produce maximum output from their existing seeding areas. Moreover, increased farmer profitability generally increases demand for crop protection. Accordingly, demand for crop protection products has increased. We expect that in the long run, the relative stability in planting areas, population growth and increasing standards of living, will continue to positively impact demand for our crop protection products.

Increased use of agricultural-based oil substitutes

Oil and other petroleum products currently serve as the principal raw material for the majority of the world’s energy requirements. Historically, the majority of oil and other petroleum products has been imported from a relatively limited number of countries in the Middle East. Given the political instability in the region and the growing importance of sustainability in certain developed markets, many countries are actively seeking to reduce their dependency on major oil importers and to develop alternative energy sources. These factors have led in recent years to technological development and to the adoption of governmental policies encouraging the production of organic fuels produced primarily from corn and sugar. The growing demand for organic fuels has increased demand for agricultural commodities. In addition, the profitability of agricultural crop production depends on the difference between the price of food relative to oil. As oil prices climb higher, some farmers prefer to convert their cultivation areas to manufacture crops for organic fuel rather than for food, indirectly increasing pressure to maximize crop production per unit of land. We believe these trends are likely to continue to impact our financial performance in the future.

Volatility in the global price of oil

The global price of oil affects our business in two ways in addition to leading to higher agricultural prices as described above. First, because our raw materials account for approximately 75% of our costs of sales and many of our principal raw materials derive in some way from oil, our costs of sales increases when the global price of oil increases. This price correlation, however, is not exact and the impact of changes in the global price of oil generally takes months to be reflected in our financial performance. Second, although less material to our results, the price of oil directly affects our business because of the large amount of energy we require to manufacture and transport our products. Following an agreement for the supply of natural gas we signed in March 2013, natural gas became part of our sources of energy during 2013.

Development of the genetically modified organisms market (GMO)

Over the past decade, genetic engineering technology has developed through crop seed enhancement. Initially, the development of the genetically modified seeds market led to an increase in demand for non-selective crop protection products (or products containing active ingredients that are not targeted to prevent specific weeds, pests or disease) as the prices for certain crop protection products fell. However, over the years, the increased use of certain non-selective products has led to the development of resistance to such products, which has led to increasing demand for both certain other non-selective and selective products (or products containing active ingredients that are targeted to prevent specific weeds, pests or disease) as well as resistance management products. In addition, due to the effectiveness of genetically modified seeds against certain insects, other pests have flourished in their place.

In certain countries, including those within the European Union, the use of genetically modified seeds is prohibited, while in other countries, including those within North and South America, their use is encouraged and there are large markets for genetically modified seeds. In the markets where the use of genetically modified seeds is allowed, we sell products that supplement such genetically modified seeds. In the United States, Canada and Argentina, genetically modified seeds in principal crop products (e.g., corn, wheat, rice) comprise almost 100% of the relevant market. In contrast, in Brazil, where the use of genetically modified seeds was only recently allowed, the usage rate is lower, but is expected to grow in the coming years. Use of genetically modified seeds in Europe and China is very limited.

The use of genetically modified seeds affects the mix of crop protection products used by farmers. The expanding use of genetically modified seeds not only directly influences supply and demand of the various crop protection products (impacting their pricing accordingly) in the markets where genetically modified seeds are allowed and used, but also indirectly affects the supply and demand for crop protection products in the remainder of the world due to the indirect effect on pricing of crop protection products on a global basis. As GMO use is increased, it could provide opportunities for crop protection manufacturers such as Adama to work jointly with seed producers to manufacture and market related crop protection products.

Patent expiration and growth in volume of off-patent products

We believe that, in recent years, the market for patent-protected crop protection products has been consistently contracting due to patent expiration and limited introductions of new patent-protected products and we expect this trend to continue in the coming years. We believe that this creates opportunity for manufacturers of off-patent crop protection products. However, we expect this opportunity to lead to increased competition in the market for off-patent crop protection products, including on the part of RBCs, which may even erode product prices and may eventually cause a decrease in prices for our products. We expect this trend to affect our financial performance in the coming periods.

Chemicals industry in China

Since 2000, China has developed a chemicals industry that we believe to be the largest in the world, including an agrochemicals industry with thousands of companies manufacturing and marketing crop protection products both in China and for export throughout the world. The growth in production capacity, on one hand, and the price levels and competitiveness of the products produced in China on the other hand, have affected the structure of competition in the entire industry. However, in recent years, manufacturing costs have begun to rise in China as wages and other input costs, including environmental costs, have risen, in turn causing the price levels of products manufactured in China to rise.

Regulatory developments

Our business is subject to various categories of regulatory requirements, changes to which impact our business. For example, our operations are subject to strict and rigorous environmental laws and regulations in the jurisdictions in which we operate. Certain of these requirements require product registration, and our compliance costs for any specific period may vary depending on changes in the environmental laws and regulations to which we are subject. In addition, we must obtain government approval and register the majority of our products in the jurisdictions in which they are marketed. The costs of complying with these requirements, and the knowledge required to manage the regulatory framework and political environment that influence the requirements, varies by jurisdiction. Changes to the approval and registration requirements to which we are subject may impact our results of operations for any period. See “Business—Registration and Government Regulation” and “Business—Environment.”

Government policies

Governments often use subsidies and other types of government support as incentives to influence the extent of the agricultural sector in that country. Accordingly, government policies affecting the amount of arable land, crops grown and yield in any particular jurisdiction also impact the demand for and prices of our products. In recent years, government subsidies in many of the jurisdictions in which we operate have been relatively high, which has increased the profitability of agricultural activities and indirectly increased the demand for our products. We expect these government subsidies to decrease in the coming years.

Additionally, since we operate globally, our export and import activities are subject, among other things, to a variety of national requirements and standards related to registration and to processes vis-à-vis the customs and port authorities in different countries.

Key Components of Our Results of Operations

Revenues

The substantial majority of our revenues are derived from the sale of goods in the ordinary course of business. Revenues from the sale of goods in the ordinary course of business are measured at the fair value of the consideration received or receivable, net of returns, discounts and commercial and quantity discounts. The fair value of the consideration received or receivable is not capitalized to the extent the credit period is short and such consideration constitutes accepted credit in the industry. We generally recognize revenues with respect to sales of products in Israel at the time of delivery of our products at our customer’s facilities and internationally at the time our products are loaded for delivery on the shippers’ transport vehicles. For more information about our revenue recognition policies, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Costs of sales and gross profit

Costs of sales includes expenses for the manufacturing of products such as raw materials, payroll, utilities, manufacturing costs and depreciation. Costs of sales also includes provisions for write-downs of inventories and inventory write offs.

Gross profit is the difference between total revenues and the costs of sales. Gross profit is mainly affected by volume of sales, the price we are able to obtain for our products, launching new products, cost of raw materials and plant maintenance and overhead. We have seen an increase in gross profitability in recent years as a result of the increase in the volume and prices of our products sold as a result of increased demand.

Selling and marketing

Selling and marketing expenses principally consist of expenditures incurred for salary, product registration, amortization of registration assets, advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities.

General and administrative expenses

General and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our business segments, professional fees (including consulting, audit and legal fees), travel expenses, bad debt expenses, contractual performance obligations and office administrative and related expenses.

Research and development expenses

Research and development expenses are incurred for the development of new products and processes and include conducting clinical trials, development materials, payroll, including scientists and professionals for product registration and approval, external advisors and the allotted cost of our manufacturing facility for research and development purposes. While research and development expenses are unallocated on a segment basis, the activities generally relate to our crop protection products segment. We expect our research and development expenses to increase annually to reflect our plan to invest in new product candidates. However, actual spending could differ should our plans change and we therefore reduce our anticipated funding on research.

Financing expenses, net

Financing expenses, net is defined as financing expense less financing income. Financing expenses include interest on loans received, changes in the time value of provisions, changes in the fair value of contingent consideration from a business combination, changes in the fair value of financial assets presented at fair value through profit or loss, impairment losses of financial assets (other than losses on trade receivables that are presented as part of general and administrative expenses) and losses from hedging instruments recognized in profit or loss. Credit costs, which are not capitalized to qualifying assets are recognized in profit or loss using the effective interest method. Financing income includes interest income on funds invested, dividend income, changes in the fair value of financial assets presented at fair value through profit or loss, exchange rate gains and gains on hedging instruments recognized in profit or loss. Interest income is recognized as accrued, using the effective interest method. Dividend income is recognized when we are given the right to receive the payment.

Results of Operations

The following table sets forth selected financial data for the six months ended June 30, 2013 and 2014 and for the three years ended December 31, 2013:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in millions)
Revenues	$2,691.4	$2,834.5	$3,076.4	$1,688.6	$1,785.7
Costs of sales	1,849.8	1,934.9	2,108.3	1,140.4	1,192.9

Gross profit	841.5	899.6	968.1	548.2	592.8

Selling and marketing expenses	455.2	487.1	522.1	257.4	291.2
General and administrative expenses	109.1	101.5	114.5	55.0	54.2
Research and development expenses	26.2	30.1	33.7	16.9	17.7
Operating income	243.1	281.6	309.0	224.4	230.2
Financing expenses, net	110.2	110.2	140.6	64.0	54.2
Profit before income taxes	126.8	161.7	171.6	165.6	180.6
Net profit	120.7	122.6	127.1	138.2	158.1

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

For the six months ended June 30, 2014, we enjoyed revenue growth, as well as improved gross profit, gross margin and net profit compared to the six months ended June 30, 2013. These trends resulted primarily from an overall increase in the volume of products sold, particularly in Latin America, Asia and North America. The agrochemicals market and our operations were affected in the six months ended June 30, 2014 by the following trends:

•	Positive weather conditions in Europe in the first quarter of 2014 led to an early start to the season. However, this was partially offset by unseasonably cold and wet weather in Europe during the second quarter of 2014 that adversely affected our sales. Despite this, we increased our sales in Europe by 3.4% over the comparable period last year due to increased volumes in the first quarter and an increase in prices;

•	Severe weather conditions in North America, particularly in the first half of the second quarter, and the accumulation of inventories in the distribution channels due to that, negatively impacted our sales. Notwithstanding these difficult conditions we increased our sales in North America by 5.8% over the comparable period last year due to increased volumes which were partially offset by a decrease in prices and the weakening of the Canadian dollar; and

•	Similarly, severe drought conditions developed in several Asian countries during the second quarter which negatively influenced our sales. However, we managed to increase our sales in several countries in Asia, resulting in an overall increase of 4.4% in Asia, Pacific and Africa (including Israel) over the comparable period last year due to increased volumes in the second quarter which compensated for the volume decrease in the first quarter as a result of the drought conditions which developed (especially in Australia) and the erosion of the local currencies in which we operate in this region.

Revenues

Our revenues for the six months ended June 30, 2014 increased $97.1 million, or 5.6%, to $1,785.7 million compared to $1,688.6 million for the six months ended June 30, 2013. Excluding the effect of exchange rates, our revenues increased for the six months ended June 30, 2014 by 6.9% compared to the six months ended June 30, 2013. The increase in revenues is primarily due to an increase in the volume products sold.

A. Breakdown of Revenues by Operating Segment

The following table sets forth the breakdown of revenues per segment including as a percentage of total revenues for the six months ended June 30, 2014 and 2013:

	% of Revenues	Six Months Ended June 30, 2013	% of Revenues	Six Months Ended June 30, 2014
		(in millions)		(in millions)
Crop Protection Products Segment	93.8%	$1,584.7	94.4%	$1,685.4
Other Operations Segment	6.2%	104.0	5.6%	100.2

B. Breakdown of Revenues by Geographical Region

The following table sets forth the breakdown of revenues per geographic region including as a percentage of total revenues for the three months ended June 30, 2014 and 2013:

	% of Revenues	Six Months Ended June 30, 2013	% of Revenues	Six Months Ended June 30, 2014
		(in millions)		(in millions)
Europe	46.0%	$776.6	45.0%	$803.4
Latin America	15.9%	268.2	17.1%	305.9
North America	17.6%	296.6	17.6%	313.9
Asia, Pacific and Africa	17.3%	292.3	17.2%	307.9
Israel	3.2%	54.9	3.1%	54.6

Europe.    Our revenues for the six months ended June 30, 2014 increased $26.8 million, or 3.4%, to $803.4 million compared to $776.6 million for the six months ended June 30, 2013. The increase in revenues is primarily due to an increase in the volume during the three months ended March 31, 2014 and an increase in the price of products sold. Excluding currency effects, our revenues increased for the six months ended June 30, 2014 by 2.9% compared to the six months ended June 30, 2013.

Latin America.    Our revenues for the six months ended June 30, 2014 increased $37.7 million, or 14.0%, to $305.9 million compared to $268.2 million for the six months ended June 30, 2013. The increase in revenues is primarily due to an increase in the volume of products sold, partially offset by a decrease in prices. Excluding the effect of exchange rates, our revenues increased for the six months ended June 30, 2014 by 14.7% compared to the six months ended June 30, 2013.

North America.    Our revenues for the six months ended June 30, 2014 increased $17.3 million, or 5.8%, to $313.9 million compared to $296.6 million for the six months ended June 30, 2013. The increase in revenues is primarily due to an increase in the volume of products sold, despite unusual drought conditions in the western United States during the second quarter and inventory that had accumulated as a result of the harsh winter of the previous season, partially offset by a decrease in prices and by the weakening of the Canadian dollar. Excluding the effect of exchange rates, our revenues increased by 7.0% for the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Asia, Pacific and Africa (including Israel).    Our revenues for the six months ended June 30, 2014 increased $15.3 million, or 4.4%, to $362.5 million compared to $347.2 million for the six months ended June 30, 2013. The increase in revenues is primarily due to an increase in the volume of products sold in the second quarter that compensated for the decrease in volume of products sold in the three months ended March 31, 2014 due to drought conditions (especially in Australia) and weakening of currencies in this region. Excluding the effect of exchange rates, our revenues increased for the six months ended June 30, 2014 by 9.8% compared to the six months ended June 30, 2013.

Gross Profit

Gross profit for the six months ended June 30, 2014 increased $44.5 million, or 8.1%, to $592.7 million from $548.2 million for the six months ended June 30, 2013. As a percentage of total revenues, gross margin was 33.2% and 32.5% for the six months ended June 30, 2014 and June 30, 2013, respectively. The increase in gross profit and gross margin for the six months ended June 30, 2014 was mainly due to volume increase, better product mix and a decrease in the production costs due to the transition to natural gas in our plants in Israel which was partially offset by the effects of currency hedging performed by us.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2014 increased $33.8 million, or 13.1%, to $291.2 million compared to $257.4 million for the six months ended June 30, 2013. The increase was attributable primarily to an increase in marketing expenses, including expenses related to our launch of our new global “Adama” brand, and to an increase in the variable expenses due to the increased volume of products sold.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2014 decreased $0.8 million, or 1.5%, to $54.2 million compared to $55.0 million for the six months ended June 30, 2013 reflecting relatively stable general and administrative expenses.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2014 increased $0.8 million, or 4.7%, to $17.7 million compared to $16.9 million for the six months ended June 30, 2013.

Financing Expenses, Net

Financing expenses for the six months ended June 30, 2014 decreased $9.8 million, or 15.3%, to $54.2 million compared to $64.0 million for the six months ended June 30, 2013. The decrease was attributable primarily to a decrease in the Israeli CPI to which interest payments on most of our outstanding debentures are linked.

Income Tax

Tax expenses for the six months ended June 30, 2014 decreased $4.9 million, or 17.9%, to $22.5 million compared to $27.4 million for the six months ended June 30, 2013.

Net Profit

Net profit for the six months ended June 30, 2014 increased $19.9 million, or 14.4%, to $158.3 million compared to $138.4 million for the six months ended June 30, 2013. The increase was attributable primarily to a combination of the factors discussed above.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

For the year ended December 31, 2013, we enjoyed revenue growth, as well as improved gross profit, operating income and net profit compared to the year ended December 31, 2012. These trends reflected an overall increase in volume of products sold consistent with general growth in the agrochemicals market, as well as the continued differentiation of our product portfolio, which led to a more profitable product mix and selective increases in product pricing. These trends offset the less favorable exchange rates in some of our markets, as well as increases in prices of raw materials and production costs compared to the year ended December 31, 2012.

The agrochemicals market and our operations were affected in 2013 by the following trends:

•	Despite a decline in agricultural commodity prices during the year, most prices remained relatively high when compared with past prices, and therefore did not affect the total demand for, and sales of, crop protection products;

•	A rise in prices of crop protection products contributed to our ability to selectively increase prices of certain of our products, which offset an increase in the price of our raw materials;

•	An increase in cultivated area of most key crops and fair weather conditions during the latter half of the year contributed to our, and the industry’s, increased sales;

•	The depreciation of the Australian dollar, Indian rupee and Brazilian real against the dollar had an adverse effect on our revenues and profit margin;

•	We substantially increased sales in Brazil, particularly during the second half of the year, as a result of continued improvement in all aspects of our Brazilian operations and due to growth in the Brazilian agrochemicals market reflecting increased acreage under cultivation and fair weather conditions; and

•	We also benefited from the various strategic and overall operating changes we have implemented over the past years.

Revenues

Our revenues for the year ended December 31, 2013 increased $241.9 million, or 8.5%, to $3,076.4 million compared to $2,834.5 million for the year ended December 31, 2012. Excluding the effect of exchange rates, our revenues increased for the year ended December 31, 2013 by 10.0% compared to the year ended December 31, 2012. The increase in revenues is primarily due to an increase in the volume and price of products sold, partially offset by the effect of exchange rates.

A. Breakdown of Revenues by Operating Segment

The following table sets forth the breakdown of revenues per segment including as a percentage of total revenues for the year ended December 31, 2013 and 2012:

	% of Revenues	Year Ended December 31, 2012	% of Revenues	Year Ended December 31, 2013
		(in millions)		(in millions)
Crop Protection Products Segment	93.4%	$2,648.7	93.5%	$2,876.2
Other Operations Segment	6.6%	185.8	6.5%	200.2

B. Breakdown of Revenues by Geographical Region

The following table sets forth the breakdown of revenues per geographic region including as a percentage of total revenues for the year ended December 31, 2013 and 2012:

	% of Revenues	Year Ended December 31, 2012	% of Revenues	Year Ended December 31, 2013
		(in millions)		(in millions)
Europe	38.5%	$1,092.4	37.1%	$1,140.3
Latin America	22.7%	642.9	24.6%	757.5
North America	17.6%	497.5	16.8%	516.2
Asia, Pacific and Africa	17.5%	497.3	18.0%	553.2
Israel	3.7%	104.4	3.5%	109.2

Europe.    Our revenues for the year ended December 31, 2013 increased $47.9 million, or 4.4%, to $1,140.3 million compared to $1,092.4 million for the year ended December 31, 2012. The increase in revenues is primarily due to an increase in the volume and price of products sold, despite lower effective exchange rates. Excluding currency effects, our revenues increased for the year ended December 31, 2013 by 6% compared to the year ended December 31, 2012.

Latin America.    Our revenues for the year ended December 31, 2013 increased $114.6 million, or 17.8%, to $757.5 million compared to $642.9 million for the year ended December 31, 2012. The increase in revenues is primarily due to an increase in the volume and price of products sold (mainly in Brazil). In addition, the increase in revenue also reflected new sales into Chile. Excluding the effect of exchange rates, our revenues increased for the year ended December 31, 2013 by 18% compared to the year ended December 31, 2012.

North America.    Our revenues for the year ended December 31, 2013 increased $18.7 million, or 3.7%, to $516.2 million compared to $497.5 million for the year ended December 31, 2012. The increase in revenues is primarily due to an increase in the volume and price of products sold. Excluding the effect of exchange rates, our revenues increased for the year ended December 31, 2013 by 3.9% compared to the year ended December 31, 2012.

Asia, Pacific and Africa (including Israel).    Our revenues for the year ended December 31, 2013 increased $60.7 million, or 10.1%, to $662.4 million compared to $601.7 million for the year ended December 31, 2012. The increase in revenues is primarily due to an increase in the volume and price of products sold, despite negative exchange costs. Excluding the effect of exchange rates, our revenues increased for the year ended December 31, 2013 by 13.8% compared to the year ended December 31, 2012.

Gross Profit

Gross profit for the year ended December 31, 2013 increased $68.5 million, or 7.6%, to $968.1 million from $899.6 million for the year ended December 31, 2012. As a percentage of total revenues, gross margin was 31.5% and 31.7% for the year ended December 31, 2013 and December 31, 2012, respectively. The increase in gross margin for the years ended December 31, 2013 was mainly due to an increase in the volume and price of products sold and a better product mix, partially offset by an increase in the prices of raw materials and productions costs, as well as less favorable exchange rates.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2013 increased $35.0 million, or 7.2%, to $522.1 million compared to $487.1 million for the year ended December 31, 2012. The increase was attributable primarily to the increased volume of products sold and an increase in marketing expenses, including expenses related to our launch of our new global “Adama” brand.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2013 increased $13.0 million, or 12.8%, to $114.5 million compared to $101.5 million for the year ended December 31, 2012. The increase was attributable primarily to an increase in salaries and professional services.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2013 increased $3.5 million, or 11.7%, to $33.7 million compared to $30.1 million for the year ended December 31, 2012. The increase was attributable primarily to our decision to increase the resources allocated to research and development.

Financing Expenses, Net

Financing expenses for the year ended December 31, 2013 increased $30.3 million, or 27.5%, to $140.6 million compared to $110.3 million for the year ended December 31, 2012. The increase was attributable primarily to an increase in our debt resulting from the issuance of $174.5 million debentures in January 2013, the effect of changes in the Israeli CPI to which interest payments on most of our debentures are linked, the change in value of put options to acquire our held companies, and the increase in hedging costs due to the sales increase in Brazil and other emerging markets.

Income Tax

Tax expenses for the year ended December 31, 2013 increased $5.3 million, or 13.5%, to $44.5 million compared to $39.2 million for the year ended December 31, 2012. The increase was attributable primarily to an increase in operations in areas in which the effective tax rate is higher.

Net Profit

Net profit for the year ended December 31, 2013 increased $4.5 million, or 3.7%, to $127.1 million compared to $122.6 million for the year ended December 31, 2012. The increase was attributable primarily to a combination of the factors discussed above.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

For the year ended December 31, 2012, we experienced revenue growth compared to the year ended December 31, 2011 as a result of market share gains in certain jurisdictions and increased prices of our products. These increases reflected, in part, the recovering economy as well as new product launches. However, these gains were partially offset by unfavorable exchange rates, adverse weather conditions in the United States, Eastern Europe, Australia and India as well as increased raw material costs resulting from record-high commodity prices.

Revenues

Our revenues for the year ended December 31, 2012 increased $143.1 million, or 5.3%, to $2,834.5 million compared to $2,691.4 million for the year ended December 31, 2011. Excluding currency effects, our revenues increased for the year ended December 31, 2012 by 7.2% compared to the year ended December 31, 2011. The increase in sales for the year ended December 31, 2012 was mainly due to an increase in the volume and price of products sold, partially offset by unfavorable exchange rates.

A. Breakdown of Revenues by Operating Segment

The following table sets forth revenues per segment indicated, as well as a breakdown of segment revenue as a percentage of total revenues, for the two years ended December 31, 2012 and 2011:

	% of Revenues	Year Ended December 31, 2011	% of Revenues	Year Ended December 31, 2012
		(in millions)		(in millions)
Crop Protection Products Segment	93.0%	$2,502.7	93.4%	$2,648.7
Other Operations Segment	7.0%	188.6	6.6%	185.8

B. Breakdown of Revenues by Geographical Region

The following table sets forth revenues for the geographic regions indicated, as well as a breakdown of revenue by region as a percentage of total revenues, for the two years ended December 31, 2012 and 2011:

	% of Revenues	Year Ended December 31, 2011	% of Revenues	Year Ended December 31, 2012
		(in millions)		(in millions)
Europe	39.0%	$1,049.3	38.5%	$1,092.4
Latin America	22.6%	609.3	22.7%	642.9
North America	17.8%	478.4	17.6%	497.5
Asia, Pacific and Africa	16.8%	451.9	17.5%	497.3
Israel	3.8%	102.6	3.7%	104.4

Europe.    Our revenues for the year ended December 31, 2012 increased $43.1 million, or 4.1%, to $1,092.4 million compared to $1,049.3 million for the year ended December 31, 2011. The increase in sales is primarily due to an increase in the price of products sold, partially offset by the less favorable exchange rates.

Latin America.    Our revenues for the year ended December 31, 2012 increased $33.6 million, or 5.5%, to $642.9 million compared to $609.3 million for the year ended December 31, 2011. The increase in revenues is primarily due to an increase in the volume and price of products sold.

North America.    Our revenues for the year ended December 31, 2012 increased $19.1 million, or 4.0%, to $497.5 million compared to $478.4 million for the year ended December 31, 2011. The increase in sales is primarily due to an increase in the volume of products sold, partially offset by a decrease in the price of products sold as well as the impact of adverse weather.

Asia, Pacific and Africa (including Israel).    Our revenues for the year ended December 31, 2012 increased $47.2 million, or 8.5%, to $601.7 million compared to $554.5 million for the year ended December 31, 2011. The increase in sales is primarily due to an increase in the volume and price of products sold that were partially offset by less favorable exchange rates.

Gross Profit

Gross profit for the year ended December 31, 2012 increased $58.1 million, or 6.9%, to $899.6 million from $841.5 million for the year ended December 31, 2011. As a percentage of total revenues, gross margin was 31.7% and 31.3% for the years ended December 31, 2012 and December 31, 2011, respectively. The increase in gross profit and gross margin for the year ended December 31, 2012 was mainly due to the increase in volume and price of products sold as well as a more attractive product mix, which were partially offset by the increases in the prices of raw materials, energy costs and less favorable exchange rates.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2012 increased $31.9 million, or 7.0%, to $487.1 million compared to $455.2 million for the year ended December 31, 2011. The increase was attributable primarily to an increase in depreciation and amortization and the increase in sales volume.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2012 decreased $7.6 million, or 7.0%, to $101.5 million compared to $109.1 million for the year ended December 31, 2011. The decrease was attributable primarily to a decrease in expenses related to processing bad debts and our long term compensation plan.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2012 increased $3.9 million, or 14.9%, to $30.1 million compared to $26.2 million for the year ended December 31, 2011. The increase primarily reflects our decision to increase the resources provided for research and development, including the promotion of new ventures, principally in seed biotechnology.

Financing Expenses, Net

Financing expenses for the year ended December 31, 2012 were $110.3 million which was stable compared to $110.2 for the year ended December 31, 2011. Financing expenses remained relatively flat due to the increased interest expense resulting from the issuance of approximately $306.9 million of debentures, which was offset by a decrease in the Israeli CPI and an increase in interest earned on our deposits.

Income Tax

Tax expenses for the year ended December 31, 2012 increased $33.0 million to $39.2 million compared to $6.2 million for the year ended December 31, 2011. The increase primarily reflects the tax income generated in the year ended December 31, 2011 as a result of final tax assessments relating to the Company’s and certain of our subsidiaries’ status as an authorized enterprise under certain Israeli tax laws and the significant increase in pretax profit for the year ended December 31, 2012 compared to the year ended December 31, 2011. For additional information applicable Israeli tax information, see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

Net Profit

Net profit for the year ended December 31, 2012 increased $1.9 million, or 1.6%, to $122.6 million compared to $120.7 million for the year ended December 31, 2011 for the reasons noted above.

Liquidity and Capital Resources

Overview

As of June 30, 2014, we had total cash, cash equivalents and short-term investments of $383.2 million. Our known short-term liquidity requirements primarily consist of funds necessary to pay for operating expenses and other expenditures, including corporate expenses, payroll and related benefits, legal costs, operating costs, interest and scheduled principal payments on our outstanding indebtedness, contract acquisition costs, and capital expenditures for maintenance at our facilities. As of June 30, 2014, our net indebtedness (as defined below) was $1,513.3 million. Our long-term liquidity requirements primarily consist of funds necessary to pay for scheduled debt maturities, capital improvements at our facilities, costs associated with potential acquisitions and corporate capital expenditures. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. We believe that this liquidity will be adequate to meet anticipated requirements for operating expenses and other expenditures, including corporate expenses, payroll and related benefits, legal costs, and commitments.

We define net indebtedness as the sum of our outstanding bonds, short-and long-term bank credit including securitization less cash and cash equivalents, short-term investments, long-term deposits and the effects of hedging transactions attributed to the bonds. The following is a reconciliation of net indebtedness to total indebtedness:

Item	As of June 30, 2014
(in millions)
Debt
Short-Term
Bank Loans (excluding Receivables Financing Facility)	$220.9
Debentures	115.5
Long-Term
Bank Loans	226.6
Debentures	1,135.4
Other
Bond Hedge	(13.4)

Total Debt (excluding Receivables Financing Facility)	$1,685.0

Cash
Cash and Cash Equivalents	$(366.3)
Short-Term Investments	(16.8)
Long-Term Deposit with Rabobank	(52.5)

Total Cash	(435.6)

Net Debt (excluding Receivables Financing Facility)	1,249.4

Receivables Financing Facility	263.9

Net Debt (including Receivables Financing Facility)	$1,513.3

Cash Flows from Operating Activities

Net cash flows used in operating activities for the six months ended June 30, 2014 was $58.8 million compared to a positive cash flow of $67.0 million for the six months ended June 30, 2013 primarily due to our increasing sales in geographic regions having longer credit days than other regions and due to timing of sales within the period.

Net cash flows from operating activities for the year ended December 31, 2013 increased $303.7 million to $362.5 million compared to $58.8 million for the year ended December 31, 2012 primarily due to improved working capital and execution of hedge transactions in respect of our long-term NIS debt.

Net cash flows from operating activities for the year ended December 31, 2012 decreased $239.1 million to $58.8 million compared to $297.9 million for the year ended December 31, 2011 due to an increase in working capital, as well as an increased number of inventory days to support our expected growth.

As a result of a number of factors, agrochemical businesses require significant working capital. At December 31, 2013, we had outstanding receivables of $991.6 million, which represented an average of 122 days of credit extended to customers, and as of June 30, 2014, we had outstanding receivables of $1,376.3 million, which represented an average of 159 days of credit extended to customers. Our receivables balance reflects customary credit terms in the markets in which we operate (which tend to be significantly higher in emerging markets than in developed markets). In addition, at December 31, 2013, we had $1,243 million of inventory, reflecting 208 days of inventory based on historical sales, and at June 30, 2014, we had $1,233 million of inventory, reflecting 204 days of inventory based on historical sales. Inventory typically has long shelf life, and we maintain sizable inventory to ensure product availability throughout each region and season. We also receive supplier credit, leading to payables of $641.5 million, with average supplier credit days of 116 days at December 31, 2013 and payables of $622.2 million with average supplier credit days of 113 days at June 30, 2014. We have entered into a receivables financing facility that permits us to borrow against receivables prior to collection, which helps to mitigate against our working capital needs in some territories. See “—Indebtedness—Receivables Financing Facility.”

Cash Flows used in Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2014 increased $14.4 million to $122.3 million compared to $107.9 million for the six months ended June 30, 2013. The investments principally reflected product registration and investments in certain intangible and fixed assets. The investments in fixed assets, which included investment in equipment and facilities, including those intended for environmental compliance, were $57.3 million for the six months ended June 30, 2014 compared with $49.1 million for the six months ended June 30, 2013.

Net cash flows used in investing activities for the year ended December 31, 2013 increased $114.0 million to $321.5 million compared to $207.5 million for the year ended December 31, 2012. This reflects continued investments in product registrations, intangible assets, fixed assets, long- and short-term deposits and the acquisition of 10.6% of the issued share capital of Sanonda for an amount of approximately $57 million. The investment in fixed assets, which included investments in equipment and facilities, including facilities for the maintenance and safeguarding of environmental standards, amounted to $84.9 million for the year ended December 31, 2013, compared with $ 96.5 million, excluding investment grants, for the year ended December 31, 2012.

Net cash flows used in investing activities for the year ended December 31, 2012 decreased $32.0 million, or 13.4%, to $207.5 million from $239.5 million for the year ended December 31, 2011. Investment activities included investments in product registration, intangible assets and fixed assets. The investment in fixed assets, excluding investment grants, included investment in equipment and facilities, including for the maintenance and compliance with environmental standards, amounted to $96.5 million for the year ended December 31, 2012 compared to $89.7 million for the year ended December 31, 2011.

Cash Flows from Financing Activities

Net cash flows from financing activities for the six months ended June 30, 2014 remained relatively stable at $168.1 million compared to $164.0 million for the six months ended June 30, 2013.

Net cash flows from financing activities for the year ended December 31, 2013 increased $7.2 million, or 23.4%, to $38.0 million compared to $30.8 million for the year ended December 31, 2012 due to higher levels of new debt issuance.

Net cash flows from financing activities for the year ended December 31, 2012 increased $93.5 million to $30.8 million compared to $62.7 million used in financing activities for the year ended December 31, 2011 due primarily to the issuance of debentures and the increase of our long-term bank financing, partially offset by an increase in short term liabilities to banks and the increased repayment of outstanding debentures.

Indebtedness

Our external financing sources consist of (i) bonds, (ii) short- and long-term bank credit, mainly from Israeli banks, (iii) receivables financing, and (iv) suppliers’ credit. The principal terms and conditions of our bank credit and receivables financing facility are described below. Our bond financing does not include material covenants or conditions.

Bonds

As of June 30, 2014, excluding current maturities of $115.5 million, we had an aggregate principal amount of $1,135.4 million in outstanding bonds, including approximately NIS 488 million (approximately $141.9 million) of debentures we issued in February 2014. The indentures governing these bonds do not contain any financial covenants and the bonds are not secured. For more information regarding the terms of our outstanding bonds, see “Description of Certain Indebtedness.”

Bank Financing

Our bank financing is composed of short-term (under a year) and long-term (over a year) credit. As of December 31, 2012 and 2013 and June 30, 2014, the balance of the long-term bank credit, excluding current maturities, was approximately $242.6 million, $248.1 million and $226.6 million, respectively. The balance of the short-term bank credit at December 31, 2012 and 2013 and June 30, 2014, was approximately $414.0 million, $397.1 million and $484.8 million, respectively.

Our long-term bank financing agreements include covenants requiring us to maintain certain financial ratios (“Financial Covenants”). For the six months ended June 30, 2014, the Financial Covenants applicable to substantially all of our long-term bank financing were as follows:

•	The ratio of the interest-bearing financial liabilities to shareholders’ equity of Adama shall not exceed 1.25. As of December 31, 2012 and 2013 and June 30, 2014, the ratio was 0.8, 0.8 and 0.8, respectively.

•	The ratio of the interest-bearing financial liabilities to earnings before interest, taxes, depreciation and amortization (EBITDA) for the last 12 months shall not exceed 4.0. As of December 31, 2012 and 2013 and June 30, 2014, the ratio was 2.6, 2.5 and 2.7, respectively.

•	The shareholders’ equity will not be less than $1.22 billion. As of December 31, 2012 and 2013 and June 30, 2014, Adama’s shareholders’ equity amounted to $1.328 billion, $1.403 billion and $1.59 billion, respectively.

The financing documents for one of our bank facilities further prescribe that the balance of our retained earnings reported on our financial statements shall not be less than $700 million. As of December 31, 2012 and 2013 and June 30, 2014, the retained earnings amounted to $836.4 million, $960.8 million and $1,119.6 million, respectively.

Receivables Financing Facility

In September 2004, we, certain of our subsidiaries and Rabobank International entered into an agreement for the sale of customer receivables, or the “receivables financing facility.” Pursuant to this agreement, as amended, we sell our trade receivables to a third-party special purpose vehicle (the “Acquiring SPV”) which finances the purchase of such receivables with borrowings from an affiliate of Rabobank. The Acquiring SPV purchases the trade receivables at a discount that depends on the anticipated period between the sale of the receivable and the expected repayment date. Although we bear the risk for any losses sustained by the Acquiring SPV from any unpaid receivable, we purchased an insurance policy in 2007, and renewed the policy in 2012, under which the Acquiring SPV is indemnified for losses arising from unpaid receivables. Our premiums on the policy are fixed. The agreement has a renewable one-year term and currently expires on July 20, 2015.

Debt under our receivables financing facility fluctuates across quarters due to seasonality in our business. The maximum amount of receivables that may be securitized under the receivables financing facility is subject to seasonal adjustments and availability of eligible receivables, and is:

•	For the period beginning April 1 and ending June 30 of each year, $350 million;

•	For the period beginning July 1 and ending September 30 of each year, $300 million; and

•	For the period beginning October 1 and ending March 31 of each year, $250 million.

The receivables financing facility, as amended, includes financial covenants identical to the Financial Covenants. For additional information regarding our receivables financing facility, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2013 and during the year ended December 31, 2013, we were in compliance with all Financial Covenants (other than the covenant included in one of our agreements related to our balance of retained earnings). As of June 30, 2014 and during the six months ended June 30, 2014, we were in compliance with all Financial Covenants. For more information relating to our indebtedness, see “Description of Certain Indebtedness.” Pursuant to our receivables financing facility, the outstanding debt under such agreement is not included as part of our financial liabilities for purposes of the Financial Covenants, even though we now include such outstanding debt on our balance sheet in accordance with IFRS 10.

Contractual Obligations

The following table quantifies our future contractual obligations as of December 31, 2013:

Contractual Obligations (in thousands of U.S. dollars)	Payments due by period
	Total(2)	1 year	2nd year	3rd year	4th year	5th year or more
Bank overdrafts	$6,563	$6,563	$—	$—	$—	$—
Short-term loans from banks(1)	297,036	297,036	—	—	—	—
Trade payables	641,525	641,525	—	—	—	—
Other payables	436,926	436,926	—	—	—	—
Debentures(1)	1,810,827	124,301	120,051	115,802	46,174	1,404,499
Long-term loans from banks(1)	381,513	110,994	88,752	80,057	40,684	61,026
Other long-term liabilities(1)	33,981	131	6,826	7,804	271	18,949
Derivatives in foreign currency	33,641	23,376	10,265	—	—	—

Total	$3,642,012	$1,640,852	$225,894	$203,663	$87,129	$1,484,474

(1)	Includes current maturities.
(2)	Includes interest payments. Some interest rates are variable and actual amounts payable could vary.

Off-Balance Sheet Arrangements

See Note 19 in our audited consolidated financial statements included elsewhere in this prospectus for further discussion.

Seasonality

Sales of crop protection products are directly impacted by the timing of the agricultural seasons, the weather and the cyclical pattern of the harvests in each of the various markets in which we operate. Therefore, our income is not evenly spread throughout the year and our margins tend to be higher in the first half of the year. The agricultural season in countries located in the northern hemisphere occurs in the first two quarters of the year, during which time sales in countries in the northern hemisphere generally peak. In contrast, other than Australia where sales peak during the period from April through July, the main agricultural season in countries located in the southern hemisphere occurs in the third and fourth quarters of the year during which time sales in countries in the southern hemisphere generally peak. Despite having higher sales in the northern hemisphere, we believe that our worldwide operations and the number of markets in which we operate mitigate the impact of these seasonal trends on our working capital requirements and financial performance.

The following tables set forth the percentage of our consolidated revenues by geography accounted for during the quarters of the two years ended December 31, 2013. This quarterly revenue information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus and not necessarily indicative of revenues for future periods.

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
North America	15.9%	21.7%	13.7%	18.6%	16.5%	18.8%	12.8%	19.2%
Latin America	13.0%	17.5%	29.2%	36.3%	14.5%	17.4%	32.5%	38.4%
Europe	51.1%	40.9%	32.9%	23.6%	49.2%	42.4%	31.1%	20.8%
Asia-Pacific and Africa	17.1%	16.3%	20.2%	17.0%	16.7%	18.0%	20.0%	17.4%
Israel	2.9%	3.6%	3.9%	4.7%	3.1%	3.5%	3.6%	4.2%
Total	100.0%	100.0%	100.0%	100.0%	100%	100.0%	100.0%	100.0%
Quarterly percentage of annual sales	29.2%	27.6%	22.7%	20.4%	28.8%	26.1%	23.8%	21.3%

Quantitative and Qualitative Disclosure About Market Risk

We have extensive international operations, and, therefore, are exposed to credit risks, liquidity risks and various other market risks, including currency risk, interest risk and other price risk. In order to reduce the exposure to these risks, we use financial derivatives instruments, including forward transactions, swaps and options. Transactions in derivatives are undertaken with major financial institutions in and outside of Israel that are required to satisfy capital adequacy requirements or to maintain risk-adjusted levels of collateral, and, therefore, in the opinion of our management the credit risk in respect thereof is low.

Our board of directors has overall responsibility for establishing and monitoring the framework of our risk management policy and our Finance Committee regularly monitors the risk management policy. The Chief Financial Officer reports to the Finance Committee on a regular basis regarding these risks.

Our risk management policy was formulated in order to identify and analyze the risks that we face, to prescribe reasonable limits for the risks and controls and monitoring of the risks and compliance with such limits. The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and our activities. Through training, management standards and procedures, we work to develop an effective control environment in which all the employees understand their roles and obligations with respect to managing our market risk exposure. For additional information regarding our market risk, including additional quantitative information regarding, see Note 29 to our audited consolidated financial statements included elsewhere in this prospectus.

Our policy is to maintain as high as possible correlation between the currency in which we sell our products and the currency with which we purchase raw materials. We continually examine our balance sheet and economic exposures twelve months in advance, based on forecasts of our income and expenses. We hedge most of our balance sheet exposure and part of our economic exposure with respect to the principal currencies in which we operate, insofar as there is no contradiction between them.

Credit Risk

Credit risk is the risk of financial loss we will sustain if a customer or counterparty to a financial instrument does not meet its contractual obligations. Credit risk derives mainly from trade receivables and other receivables as well as from cash and deposits at financial institutions.

Trade and other receivables.    Our revenues are derived from a large number of widely dispersed customers in many countries. Our customers include multinational companies, distributors, agriculturists, agents and agrochemical manufacturers who purchase our products either as finished goods or as intermediate products for their own requirements.

Our financial statements contain specific provisions for doubtful debts, which properly reflect, in management’s estimate, the loss embedded in debts the collection of which is doubtful. We have entered into a receivables financing facility for the sale of certain customer receivables. See “Liquidity and Capital Resources—Indebtedness—Receivables Financing Facility.”

In April 2012, as part of our receivables financing facility, we renewed a two-year agreement with an international insurance company, pursuant to which we are indemnified for the loss of:

•	100% of customer receivables covered under our receivables financing facility up to $10 million;

•	80% of customer receivables covered under our receivables financing facility up to $150 million; and

•	90% of all other trade receivables,

in each case, subject to a cumulative $150 million per year cap.

Our exposure to credit risk is influenced mainly by the individual factors of each customer and other demographic considerations and macro-economic effects, including risk of insolvency in the industry and geographic region, in which they operate. For the years ended December 31, 2013 and 2012, approximately 1.7% and 2.7%, respectively, of our revenues derived from sales opposite an individual customer.

Management has a prescribed credit policy whereby we perform ongoing credit evaluations of existing customers, and each new customer is examined before we offer our customary shipping and payment terms. This credit examination includes review of such customer’s external credit rating, if any, and, in many cases, receipt of documents from such customer’s insurance company. A credit limit is assigned for each customer, setting the maximum open amount for such customer’s trade receivable balance which are examined annually. Existing or new customers that do not meet our credit quality criteria may do business with us on the basis of prepayment or by furnishing appropriate collateral. Most of our customers have done business with us for many years.

Furthermore, in monitoring customer credit risk, customers are grouped according to a characterization of their credit based on geographical location, industry, aging of receivables, maturity and the existence of past financial difficulties. Customer defined as “high risk” are classified on a restricted customer list and are supervised by management. In certain countries, mainly Brazil, customers are required to provide property collateral (such as agricultural lands and equipment) against sales. We examine the value of such collateral on a regular basis. In a case of a doubtful debt, we record a provision for the amount of the debt less the value of any collateral provided with respect to such debt. We are closely monitoring the economic situation in Eastern Europe and, where necessary, we execute transactions to limit our exposure to customers in countries that have unstable economies.

We recognize an impairment provision, which reflects our assessment of losses sustained from trade receivables and other receivables and investments. The key elements of this provision are specific losses related to specific exposure, and examination of the need for a general loss provision to be determined for groups of similar assets regarding losses sustained but not yet identified. The general loss provision is determined based on historical information regarding payment statistics relating to events that occurred in the past.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations when they come due. Our approach to managing liquidity risk is to assure, to the extent possible, an adequate degree of liquidity for meeting our obligations timely, under ordinary conditions and under pressure conditions, without sustaining unwanted losses or damaging our reputation. The cash-flow forecast is determined both at the level of the various entities as well as at the consolidated level. We examine the current forecasts of our liquidity requirements in order to ascertain whether there is sufficient cash for the operating needs, including the amounts required in order to comply with the financial liabilities, while taking strict care that at all times there will be unused credit such that do not exceed the limits and requirements with which we are required to comply. These forecasts take into consideration matters such as our plans to use debt for financing our activities, compliance with required financial covenants, compliance with certain liquidity ratios and compliance with external requirements such as laws or regulation. Any surplus cash which is not required for financing the current ongoing operations is invested in short-term interest-bearing investment channels.

Foreign Exchange and Consumer Price Index Risk

Our worldwide operations expose us to currency risk from sales, purchases, expenses and loans denominated in currencies other than the U.S. dollar, our functional currency. Our primary exposure is to the euro, Brazilian real and Israeli shekel. On an annual basis, approximately 40% of our sales are to the European market and therefore the impact of long-term terns in the euro may affect our results and profitability. We are also exposed to the British pound, Polish zloty, Australian dollar and Indian rupee, among others.

We use foreign currency derivatives, including forward transactions, swaps and currency options, to hedge the risk that the dollar cash flows, which derive from existing assets and liabilities and anticipated sales and costs are adversely affected by exchange rate fluctuations. Consistent with this policy, we hedged a part of our estimated currency exposure for projected sales and purchases during the year ended December 31, 2013. Similarly, we also hedge most of our financial balances denominated in non-dollar currency. Most of our derivative instruments used to hedge our currency risk have maturity dates of less than one year.

Some of our outstanding debentures are linked to the Israeli CPI, and therefore an increase in the Israeli CPI will lead to a significant increase in our financing expenses. We hedge most of our exposure to this risk on and ongoing basis in Israeli CPI hedging transactions.

The strengthening or weakening of the dollar against the following currency as of December 31, 2013 and the increase or decrease in the consumer price index would increase or decrease the equity and profit or loss as of and for the year ended December 31, 2013 by the amounts presented below. This analysis assumes that all remaining variables, including interest rates, remain fixed.

	December 31, 2013
	Decrease of 5%		Increase of 5%
	Equity	Profit (loss)	Equity	Profit (loss)
	(in thousands)
Shekel	$5,210	$503	$5,222	$6,078
Pound sterling	(1,495)	1,168	1,488	(1,175)
Euro	(45,754)	(3,004)	44,063	1,863
Real	1,878	1,878	(1,798)	(1,798)
Polish zloty	(4,784)	(655)	4,735	650
Consumer Price Index	$26,724	$26,724	$(26,724)	$(26,724)

Interest Rate Risk

We are exposed to changes in the LIBOR interest rate on the U.S. dollar because we have U.S. dollar obligations that bear variable LIBOR interest. We prepare a quarterly summary of our exposure to a change in the LIBOR interest rate and we periodically examine the possibility of hedging the variable interest rate by converting it to a fixed rate. As of December 31, 2013, we had not hedged this exposure and, separately, we had no exposure to interest risk in respect of any derivative instruments.

The table below presents information on the types of interest of our interest-bearing financial instruments as of the dates indicated:

	December 31,
	2013	2012
	Carrying value	Carrying value
	(in thousands)
Fixed-interest instruments—not linked to the Israeli CPI
Financial assets	$55,235	$24,633
Financial liabilities	(274,853)	(273,609)

	(219,618)	(248,976)

Fixed-interest instruments—linked to the Israeli CPI
Financial liabilities	(896,585)	(725,628)

Variable-interest instruments
Financial assets	16,054	29,980
Financial liabilities	(566,489)	(454,169)

	$(550,435)	$(424,189)

Commodity Price Risk

Approximately 75% of our costs of sales derive from raw material costs. Most of our raw materials are distant derivatives of oil prices, and therefore, an increase or decrease in oil prices affects the prices of raw materials. To reduce exposure to fluctuations in the prices of raw materials, we customarily engage in long-term purchase contracts for key raw materials, wherever possible. Similarly, we act to adjust our sales prices, if possible, to reflect the changes in the prices of raw materials. As for December 31, 2013, we have not engaged in any hedging transactions against oil (except two negligible transactions) and against raw material prices.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as is used by the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, contingencies and stock-based compensation. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Contingent liabilities

When assessing the possible outcomes of legal claims filed against us, we base ourselves on the opinions of legal advisors. These assessments by our legal advisors are based on their best professional judgment, considering the stage of the proceedings and the legal experience accumulated regarding the various matters. Since the results of the claims will be decided by the courts, the outcomes could be different from the assessments.

In addition to such claims, we are exposed to unasserted claims, where there is doubt as to interpretation of the agreement and/or legal provision and/or the manner of their implementation. This exposure is brought to our attention in several ways, including by means of contacts made to our personnel. In assessing the risk deriving from the unasserted claims, we base ourselves on internal assessments by the parties dealing with these matters and by management, who weigh assessment of the prospects of a claim being filed, and the chances of its success, if filed. The assessment is based on experience gained with respect to the filing of claims and the analysis of the details of each claim. By their nature, in view of the preliminary stage of the clarification of the legal claim, the actual outcome could be different from the assessment made before the claim was filed.

For further information regarding our exposure to claims, see Note 19 regarding contingent liabilities in our audited consolidated financial statements included elsewhere in this prospectus.

Assets impairment

We evaluate the need for recording a provision for impairment of goodwill once a year, on a fixed date. In addition, at the end of every quarter, we evaluate whether events have occurred or there have been changes in circumstances that indicate that impairment has occurred in one or more of the other non-monetary assets. If there are signs of impairment, an examination is made as to whether the amount at which the investment in the asset is stated can be recovered from the discounted cash flows expected from that asset and, as necessary, an impairment provision is recorded up to the recoverable amount. The discounted cash flows are calculated using a pre-tax discount rate that represents the market’s assessment of the time value of money and the specific risks attributed to the asset. Determination of the estimated cash flows is based on past experience of this asset or similar assets, and our best assessment of the economic conditions that will prevail during the remaining estimated useful life of the asset. Changes in our assessments, as noted, could lead to material changes in the book value of the assets and the operating results.

Estimated useful life of intangible assets

Intangible assets that have a defined useful life are amortized systematically over their estimated useful life. The amortization period reflects the best estimate of the period in which future economic benefits are expected to derive to us. Use of other assumptions could lead to a different assessment of the estimated period in which future economic benefits are expected to be received.

Allowance for doubtful debts

Our trade accounts receivable are stated net of an allowance for doubtful debts. The allowance for doubtful debts is examined regularly by management and is determined mostly according to familiarity with the customer, quality of the customer and the amount of the collaterals from the customer. Changes in the assumptions for calculation of the allowance could lead to material changes in the allowance required.

Taxes

The Company and our subsidiaries are assessed for tax purposes in a large number of jurisdictions and, therefore, management is required to use considerable judgment in determining the total provision for taxes and attribution of income. Deferred taxes are calculated at the tax rates expected to be in effect when they are realized. Some of the companies create deferred tax assets in respect of losses for tax purposes where utilization thereof may be spread over a number of years in those cases where there is a high level of probability of utilization of these losses in the foreseeable future. Changes in these assumptions could lead to material changes in the book values of the tax assets and tax liabilities and in the operating results. For additional information regarding our tax position, see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

Employee benefits

Our liability for long-term post-employment and other benefits are calculated according to the estimated future amount of the benefit to which the employee will be entitled in consideration for his services during the current period and prior periods. The benefit is stated at present value net of the fair value of the plan’s assets, based on actuarial assumptions. Changes in the actuarial assumptions could lead to material changes in the book value of the liabilities and in the operating results. For additional information regarding our employee benefits, see Note 18 to our audited consolidated financial statements included elsewhere in this prospectus

Derivative financial instruments

We enter into transactions in derivative financial instruments for the purpose of hedging foreign currency risks, inflationary risks and interest risks. The derivatives are recorded at their fair value. The fair value of derivative financial instruments is based on bank quotes. The reasonableness of the quotes are examined by discounting the future cash flows, based on the terms and length of the period to maturity of each contract, while using market interest rates of a similar instrument as at the measurement date. Changes in the economic assumptions and the calculation model could lead to material change in the fair value of the assets and liabilities and in the operating results.

Inventories

Inventories are measured in the financial statements at the lower of cost and net realizable value. Net realizable value is an estimate of the selling price in the ordinary course of business, after deducting the estimated cost to complete and the costs required to execute the sale. The selling price is estimated on the basis of the expected sales price at the time inventories are sold. A reduction in the expected selling price could lead to an impairment in the carrying value of the inventories and in the operating results, respectively.

INDUSTRY

Overview

The crop protection industry plays a critical role in meeting food security challenges today and in the future. Over recent decades, population growth, urbanization, and increased standards of living, particularly in emerging markets, have led to an increase in food consumption globally. Due in part to a growing middle class, particularly in developing nations, protein consumption has also increased and is expected to grow by nearly 30% by 2050. As a result, there has been a clear trend of rising demand for agricultural crops for food consumption and for animal feed. At the same time, there is an increasing demand for crops for secondary purposes, such as biofuels. The agriculture industry must meet the rising demands for food, feed and fuel in the context of increasingly scarce natural resources, including water and arable land. The United Nations estimates that by 2050 the world will need 70% more food. In order to meet these needs, farmers will need to produce approximately 40% more grain by 2050. The availability of arable land and planting areas has stabilized or declined in many regions as a result of growing urbanization and increased environmental degradation, resulting in a decline in arable land per capita over the last 50 years according to the FAO. These factors have led to decreasing grain inventories and increased importance and efforts in yield by maximizing crop production per unit of land and enhancing crop quality.

Crop protection chemicals enhance crop yield, improving quantity and quality by protecting against the damaging and destructive effects of a variety of weeds, pests and diseases. Without these products, farmers would lose approximately 30% to 70% of their yield, depending on the crop and region. The widespread use of more effective and innovative agricultural products since the middle of the twentieth century has increased food security and improved standards of living around the world. Through the aid of crop protection chemicals, agricultural production has increased rapidly over the last 40 years to provide more food per capita to a population that has nearly doubled. Crop protection chemicals are also used in non-crop applications by municipalities, consumers and institutions to control weeds and to help safeguard public health by controlling pests that spread disease to people and livestock or cause damage to homes and property.

Phillips McDougall estimates that the global market for crop protection chemicals in 2013 was approximately $54 billion, with another $6 billion for non-crop applications. According to Phillips McDougall, the crop protection market is estimated to grow by 2.6% per annum and reach $62 billion by 2018, and the non-crop market is estimated to grow 3.2% per annum and reach $8 billion by 2018. This market includes three major product categories:

•	Herbicides prevent and reduce weeds that compete with crops for nutrients, light and water. Herbicides can be subdivided into (1) selective herbicides, which are crop-specific and control weeds without harming the crop, and (2) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact. In 2013, herbicides comprised 43.7% of the crop protection market.

•	Insecticides control insects and other chewing pests, including caterpillars and sucking pests such as aphids, which reduce crop yields and quality. In 2013, insecticides comprised 27.5% of the crop protection market.

•	Fungicides prevent and cure fungal plant diseases that affect crop yield and quality. Demand for fungicides is particularly strong when weather conditions in the growing season are wet as the outbreak of crop diseases is more prevalent during such seasons. In 2013, fungicides comprised 25.8% of the crop protection market.

The market also includes seed treatment and non-crop products, both of which use herbicides, insecticides and fungicides in their applications.

Crop protection products in the global market are further divided into (1) patent-protected and legacy, branded off-patent products, most of which were originally developed and continue to be marketed by RBCs; and (2) non-branded or branded off-patent products, such as our products, which are similar to patent-expired RBC legacy products and are produced and marketed by off-patent focused companies.

Crop protection chemical companies compete on a number of factors including the quality and breadth of their product offering, product pricing, and the strength of their distribution network, as well as registration and patent expertise. According to Phillips McDougall, as of December 31, 2013, approximately 70% of the agrochemicals industry was accounted for by six researched-based agrochemicals businesses or divisions of large chemical companies headquartered in Western Europe and North America, including BASF, Bayer, Dow, DuPont, Monsanto and Syngenta, who develop, manufacture and market branded patent-protected and off-patent products. These companies are considered RBCs as they spend a significant proportion of their revenues on R&D with the goal of developing new patent-protected molecules and technologies.

In addition to the RBCs, there are a number of off-patent crop protection chemical manufacturers who participate to varying degrees in one or more parts of the value chain—development, manufacturing, distribution or marketing. These companies utilize and often enhance RBC-originated molecules and AIs whose patents have expired and are available for use throughout the industry. The sales of off-patent products have increased significantly in recent decades as many RBC-originated patents have expired, and off-patent products now account for over 75% of total sales in the agrochemicals market according to Phillips McDougall. We and other off-patent manufacturers are focused on this segment of the market. Many of these off-patent manufacturers are smaller, regional or local market participants, resulting in a highly fragmented industry. We are the leading global off-patent manufacturer and distributor of crop protection solutions and focus not only on high-volume off-patent products, but also on high-value products and unique formulations.

Drivers of Growth in the Crop Protection Industry

Several industry factors drive growth in the crop protection market:

•	Growth in global population. According to the United Nations, global population is expected to grow by more than 2 billion people from 7 billion today to over 9 billion by 2050. In addition, the middle-class is expected to more than double from 2 billion to 4.9 billion by 2030. Crop output must keep pace with this growth as both a direct food source and a feed supply for animals that provide meat and dairy as food sources. Crop protection chemicals will play a critical role in maximizing crop yields to meet this increasing demand.

•	Scarcity of arable land and water. While the average daily calorie intake per capita is increasing globally, arable land and water resources per capita are decreasing. Scarcity of natural resources requires increased crop yields on existing farmlands. Higher crop yields require more innovative farming solutions, including more prevalent and effective use of improved crop protection chemicals.

•	Increasing agricultural prices and farmer incomes. The combination of increased demand for crops for food, feed and fuel and constrained supply resources has caused, and is expected to continue to result in, increasing agricultural prices over the long term. According to the FAO, agricultural commodity prices have risen an average of approximately 6% per year since 2000. As prices rise, farmers are incentivized to maximize output and new farmers are likely to enter the market, further driving demand for crop protection products. Moreover, the general trend towards increased prices of agricultural commodities in the past several years has contributed to growth in farmers’ profits, resulting in increased investment in advanced crop protection and seed technologies.

•	Improved farming technologies and practices in emerging markets. There has historically been a gap between crop yields in emerging market countries versus developed countries. In many developing regions of the world, farming operations are smaller and more remote and do not have access to the same resources as farmers in developed markets. As globalization and information transfer has spread throughout the world, the latest in farming technologies, best practices, and know-how have continued to penetrate emerging markets and increased the focus on yield. This focus has increased the use of crop protection chemicals, seed treatments and fertilizers in these fast-growing regions.

•	Growing focus on sustainability. Given the scarcity of natural resources and the impact of farming on the environment, there is a growing focus on sustainability in many of the developed markets and increasingly in emerging markets. As a result, farmers must increase yield on their land using fewer natural resources and reducing their carbon footprint.

Global Consumption of Crop Protection Chemicals

According to Phillips McDougall, emerging markets comprised approximately 56% of global industry revenues in 2013 with the remaining 44% in developed markets, namely North America (NAFTA) and Europe. The chart below provides a breakdown of global crop protection consumption.

Regional Crop Protection Market Growth (dollars in millions)

Region	2013A	% of Market	2018E	% of Market	2013A-2018E CAGR
Asia	$14,432	26.6%	$17,336	28.2%	3.7%
Europe	13,634	25.2	15,526	25.2	2.6
Latin America	14,026	25.9	15,744	25.6	2.3
NAFTA	10,011	18.5	10,421	16.9	0.8
MEA	2,105	3.9	2,479	4.0	3.3

World	$54,208	100.0%	$61,506	100.0%	2.6%

Industry growth in the coming years is expected to be driven primarily by emerging markets, particularly China, Brazil, Russia, India, Ukraine and Argentina. In addition, with the increasing scale of farming operations and broader access to the latest practices and technologies in certain emerging markets, the use of crop protection products is expected to grow at an even faster rate. Many emerging markets are fragmented with limited penetration by the global manufacturers offering opportunities by nimble competitors to establish strong market position. For example, we started marketing in India five years ago and are currently the number three crop protection company in this market.

China in particular is investing heavily in increasing food production to feed a growing population of over 1.3 billion. With 20% of the world’s population but only 7% of the world’s arable land and 6.6% of the world’s freshwater resources, China has become one of the fastest growing regions for agrochemicals in the world. Farming modernization in China is further driven by increased urbanization and a resulting shortage in rural labor. Consequently, Chinese agriculture has shifted from collective farming to small-scale farming to cooperative farming, driving increased scale of farms and the need for the latest crop protection solutions and technologies. The crop protection market in China is highly fragmented with relatively limited penetration by the major global manufacturers, leaving even the market leaders with relatively low market share compared to other markets worldwide.

Industry Trends and Market Dynamics

A number of key trends have emerged in agriculture and the crop protection industry in recent years, including a growing proportion of off-patent crop protection products, increasing R&D spend and focus on developing and commercializing genetically modified seeds, growing importance of technology based farming solutions, and increasingly stringent regulations around the world. These industry trends have a number of implications on the industry and its participants.

Trend away from patent-protected products.    The past decade has seen strong growth in off-patent products and a gradual decline in the number of new active ingredients introduced to the market. The chart below outlines the decline in agrochemical active ingredients in development. This phenomenon is driven by increasing R&D costs and an extended timeline to bring new molecules and AIs to market due to tighter regulatory requirements. Over the ten years prior to 2012, the sales of off-patent products have grown by an average of 8.7% per year compared to sales of patent-protected products, which have grown by an average of 5.5% per year over the same period. By 2012, off-patent products accounted for over 75% of the crop protection market. Over the next six years, Phillips McDougall estimates that the value of products expected to go off-patent is approximately $6.5 billion.

The ongoing decline in the rate of new AI introductions is expected to benefit off-patent manufacturers as the RBCs have traditionally focused on their own legacy off-patent products while off-patent manufacturers select the best molecules and AIs from all RBCs. We believe that branded off-patent manufacturers that are best able to differentiate their product offering will succeed.

Genetically modified organisms.    This increased cost and timeline to develop active ingredients has also shifted R&D investment toward biotechnology and genetic modification as an alternative to traditional crop science. Over the past decade, genetic engineering technology has developed largely through the focus on crop seed enhancement. As a result, genetically modified seeds or organisms (GMOs) have become the fastest growing segment in the seed industry.

GMOs are sold primarily in the United States, Canada and Argentina, and more recently in Brazil and to a lesser extent, China. The increasing use of GMOs in these countries directly affects the mix of crop protection products used by farmers. For example, the use of GMOs caused farmers to switch from selective herbicides designed to destroy weeds of a certain kind to non-selective herbicides. However, over the years, the increased use of certain non-selective products has led to the development of weeds and pests that are resistant to these materials, leading to an increase in demand for selective products and other non-selective products. These trends offer new opportunities for companies producing selective products as well as products that complement GMOs. Likewise, due to the effectiveness of GMOs against certain insects, other pests have flourished in their stead, creating a need to address those insects. In some regions, such as European Union countries, the use of genetically modified seeds is prohibited. It is critical for crop protection companies to be agile in adapting their market approach and product offering to address local regulations, changing farmer needs and market trends.

Technological advancements and trend towards precision agriculture.    Crop demand growth, scarcity of resources and increased focus on environmental impact have driven the need for yield improvement, resource optimization and sustainable farming practices through technological advances including precision agriculture, biotechnology and improved application. Precision agriculture includes the use of technology to customize farming solutions and optimize resource allocation by guiding farmers on when and how to apply inputs in the most efficient and effective way. For example, certain technologies optimize the use of nutrients such as fertilizer or water through controlled delivery systems or more direct application techniques. These efforts reduce land and water usage through increased yield and reduce carbon emissions through lower fertilizer needs. Data analysis is another approach aimed at understanding the precise needs of a specific crop in a specific region, including the use of field topography, soil analysis, and microclimate weather analysis to help farmers maximize yield. Due to the nature of information now available to farmers, they are faced with many more complexities, where single product solutions no longer meet their needs. These technological advancements in crop sciences are driving crop protection companies to provide more technology-based and solution-based product offerings customized to the farmer’s specific needs.

Increasing regulatory requirements.    Crop protection chemicals are subject to increasingly strict and rigorous regulatory requirements in the environmental protection area. These regulations are applicable both to the production processes and the production environments of the products and vary according to the policies of each country where the product is sold and the company operates. In addition, sales in the various countries require products registration by local health, environmental protection and agriculture agencies. These regulatory and registration requirements create high barriers to entry as obtaining the necessary approvals and permits in all the relevant markets requires extensive resources, experience and expertise. As environmental sustainability gains significant focus in the industry, this expertise becomes imperative for market participants.

Emergence of China as a Leading Global Manufacturer of Crop Protection Products.    Over recent decades, China has become a leading manufacturing center for the global crop protection industry—from the sourcing of raw materials and chemical intermediates to the synthesizing of AIs and even the formulation of finished products. According to Guangzhou CCM Information Science & Technology Co., Ltd. (“CCM International”), China is now the world’s largest agrochemical producer, manufacturing more than 350 different AIs. According to the National Bureau of Statistics of China,

China produced a total of 3.2 million tons of pesticides in 2013, an increase of 2% over the previous year. Of this, approximately 50% is exported, making China the world’s largest exporter of crop protection products. Much of the industry is concentrated in the three traditionally strong provinces of Jiangsu Province, Zhejiang Province and Shandong Province, with 61 of the top 100 companies coming from these three provinces. Jiangsu in particular has emerged as a manufacturing hub for the industry, with 31 of the top 100 companies located there. The industry is highly fragmented, and estimated by CCM International to have over 4,000 active pesticide manufacturers, and with the top ten companies having a combined market share by sales of about 20% in 2013.

The Chinese government’s 12th Five Year Plan placed a major emphasis on the importance of food security for China. To this end, the plan seeks to add grain production capacity of 10 million tons per year over the next five years by increasing arable land, transforming the domestic farming industry to more efficient, large scale farming, and stimulating production through the use of advanced agricultural technologies and crop protection products. The Chinese government and local companies have realized the importance of R&D and innovation, and are moving away from the traditionally lower-end parts of the manufacturing chain towards more technologically advanced and innovative manufacturing, prompting significant increases in R&D. In addition, the Five Year Plan seeks to increase the emphasis on environmental sustainability, and encourages the optimization and consolidation of the agrochemicals industry. Therefore, the regulatory environment in China is becoming more and more restrictive, and companies are being required to locate new facilities for pesticide manufacturing in chemical parks with efficient and upgraded manufacturing systems.

These market dynamics are expected to result in the increased consolidation of the Chinese crop protection manufacturing industry, and the emergence of a number of large Chinese manufacturers that will be able to garner an increasing share of the market, as the smaller companies are required to merge or cease operations. With increasing support from the Chinese government, including for investment in R&D and a tighter regulatory environment, those companies that are best positioned to take advantage of these market dynamics can be expected to reap significant value over the medium to long term.

BUSINESS

Our Company

We are the leading off-patent crop protection solutions company in the world. Our comprehensive range of high-quality, innovative and effective herbicides, insecticides and fungicides help farmers worldwide to increase yields by preventing or controlling weeds, insects and disease that harm their crops. With one of the world’s most extensive and diversified off-patent product portfolios and related registrations, we have a global market presence and sell our products in over 120 countries. Our vertically integrated business model, which spans world-wide end-market access, local product development, registration expertise in over 100 countries, R&D and manufacturing capabilities, provides us with significant competitive advantages. Our purpose is “Creating Simplicity in Agriculture”—we strive to provide farmers accessible, easy-to-use solutions that simplify their lives and improve their crop yields.

With an ever-growing world population and increases in standards of living and protein consumption resulting in rising demand for food and agricultural products, our crop protection solutions play a vital role in helping farmers improve their crop yields. According to Phillips McDougall, the global crop protection market for agriculture was approximately $54 billion in 2013 and is expected to grow to $62 billion by 2018. We have demonstrated a track record of consistent, profitable growth driven by our focus on continuous introduction of commercially successful and effective off-patent molecules and expansion of our global reach, growing revenues annually by an average of 12% over the last 20 years, more than three times the growth rate of the industry. The majority of our growth over this period has been organic, supplemented by bolt-on distribution and product acquisitions. We had 2013 revenues of $3,076 million (a compound annual growth rate of 9.2% for the three year period ended December 31, 2013), EBITDA of $466 million and net income of $127 million. We aim to continue to enhance our leadership position in the off-patent crop protection market through our hybrid offering, continued growth in emerging markets, in particular leveraging our unique positioning and access to China, and our continued focus on increasing profitability.

In the last 25 years, we have built one of the most widespread crop protection distribution platforms across the world, with direct product sales in nearly all key agricultural markets. We have a direct presence in 19 of the largest 20 crop protection markets globally, and intend to add a leading commercial infrastructure in China through a proposed transaction in China. See “Prospectus Summary—Proposed Acquisition in China.” Demand for our products is generated by sales and marketing subsidiaries at the country level, which also provide key input regarding the products that farmers are demanding in each country.

Our broad product offering provides us with balanced exposure to geographies and crops across the agricultural sector. We leverage 120 globally managed AIs to distribute over 1,000 formulated end-use products, providing farmers a comprehensive portfolio of accessible and effective solutions in nearly every region and for all major crops. Our increasingly farmer-centric approach focuses on improving efficacy and simplicity for the farmer by enhancing the most commercially successful and effective off-patent molecules in the crop protection industry to create customized solutions. These solutions include our broad portfolio of products, developed together with farmers to be tailored to local needs, and related advice and expertise. Our hybrid offering includes both a broad range of high-value and high-volume off-patent crop protection products, as well as an increasing portion of unique and innovative mixtures and formulations, which are supported by our robust intellectual property capabilities and a growing patented portfolio of mixtures and processes.

2013 Sales by Geography	2013 Product Segmentation

(1)    Other operations include manufacturing and sales
activities that leverage our core expertise, including
dietary supplements and food additives, aromatic
products and industrial products. See “Business—Other
Operations.”

We operate seven development and registration hubs located in Europe, Israel, Latin America, the United States and Asia. We have developed local registration capabilities in over 100 countries, driving a total of 4,500 registrations globally, generating 320 new registrations (excluding renewals and label extensions) in 2013, enabling us to provide solutions for the major crops in nearly all regions.

Our differentiation from other off-patent manufacturers and distributors of crop protection products is enhanced by our vertically integrated business model. Unlike most other off-patent crop protection companies, we have meaningful presence throughout the entire value chain, from marketing, sales and distribution to development, registration, production and sourcing. We have end-to-end development and manufacturing capabilities, including four state-of-the-art chemical R&D centers in Israel, Brazil and India, with an additional R&D center under development in China, advanced synthesis plants in Israel and other locations, and formulation facilities in 11 countries strategically located to serve our crop protection markets across the globe. An additional advanced formulation facility is currently under development in China.

Our global sales and distribution infrastructure enables us to serve our growing customer base in over 120 countries. Through this infrastructure and global presence, we are able to continuously develop and introduce new products in new and existing markets while managing our operations to maximize efficiencies, including through inventory management, raw materials procurement and distribution. These capabilities give us the agility to manage our product portfolio and operations in response to the dynamic needs of farmers, weather conditions, government policies and regulations.

To build upon our global, vertically integrated business model, we are in the process of building a significant commercial and operational platform in China. Our relationship with ChemChina, our controlling shareholder and one of the largest state-owned enterprises in China, is expected to be a catalyst for becoming a leader in one of the largest and fastest growing agricultural markets in the world. We aim to create a leading China infrastructure that will serve our customers’ needs both within China, through local distribution of our broad portfolio, and outside China, by introducing formulations and AIs from China to the global market utilizing an extensive supply chain and procurement infrastructure, superior production capabilities and world-class R&D capabilities. With much of the future industry growth expected to come from emerging markets, we believe a strong operational base in China will allow us to solidify our global position and extensive portfolio, and become a leader in emerging markets globally.

Our Competitive Strengths

As the leading off-patent crop protection solutions company in the $54 billion global crop protection market, we believe that the following strengths provide us with sustainable competitive advantages and the foundation to capitalize on favorable underlying agriculture and crop protection industry trends:

•	Diversified Off-patent Industry Leader. Our success as the leading off-patent company, a position cultivated over 70 years, has given us a deep understanding of the industry and enabled us to build one of the world’s most extensive off-patent product offerings and registration capabilities, giving us the ability to provide cost-competitive solutions to farmers of every major crop around the world. Moreover, the breadth of our product portfolio, with no single product constituting more than 7% of our sales in 2013, combined with our geographic reach, provides effective diversification and enhanced stability. We aim to continue to gain market share, building on our leading role in the market, farmer-centric focus and broad product portfolio.

Furthermore, our addressable market continues to expand as the crop protection market globally has shifted towards off-patent products, the segment of the market in which we focus. This shift is the result of significant increases in the costs and risks of developing innovative and effective AIs, which has led to significantly fewer introductions of new molecules each year. Our strength in the off-patent market provides a competitive advantage relative to RBCs, as we are able to combine off-patent crop protection products developed by the various major RBCs with our research, technology and know-how. This allows us to enhance existing crop protection products and introduce innovative new mixtures, formulations and applications. In parallel, our global scale, registration expertise and manufacturing footprint are competitive advantages as compared to our off-patent peers.

•	Global Reach with Strength in Emerging Markets. We have an industry leading global footprint with extensive market presence. According to Phillips McDougall, in 2012, we held the #1 rank in global sales among off-patent crop protection manufacturers. On a regional basis, when ranked by sales in 2012 among our off-patent peers, we held the #1 position in Europe, the #2 position in North America, Latin America and Africa and the Middle East, and the #4 position in Asia. We enjoy broad geographic diversification by selling in over 120 countries with a balanced regional split, as evidenced by our 2013 revenue breakdown of 37% in Europe, 25% in Latin America, 17% in North America and 21% in Asia Pacific, Africa and the Middle East. This balance enhances our growth profile and provides diversification across different countries, climates, crops and planting seasons.

We have a particularly strong presence in emerging markets, from which we derived approximately half of our 2013 sales, and where growth is expected to outpace developed markets. Over the past two decades, we have made strategic investments in establishing substantial sales and marketing organizations in key emerging markets including Brazil (1998), Central and Eastern Europe (beginning in 2004) and India (2009). Our compounded annual growth rates in these key markets since the initial strategic investment have been 16%, 17% and 43%, respectively.

•

Vertically Integrated Business Model with Global Scale.    We are one of the few off-patent crop protection providers that are active across virtually the entire value chain, from worldwide marketing, sales and distribution, to registration, production and R&D. As a result, we are able to efficiently manage our product portfolio and operations in response to the dynamic needs of farmers, weather conditions, government policies and regulations, and capture value at each point in the value chain. Approximately 80% of our products are produced, formulated or both in our world-class, well-invested facilities, which adhere to the strictest international certifications and standards in the industry. Having deep knowledge, expertise and experience in all aspects of the development process, integrated chemical synthesis and formulation production and control over the entire supply chain provides us with cost advantages and the agility to address market challenges and capture value. Further, our global registration network, providing local registration capabilities in over 100 countries, enables us to efficiently introduce new products to nearly all major markets and provides farmers with a comprehensive portfolio of crop protection solutions. In the last five years, our registration network of highly-skilled individuals has obtained approximately 1,300 new registrations. We believe these capabilities are increasingly important as regulatory requirements continue to expand globally. Our sales and marketing infrastructure is enhanced by our local sales forces in each of our strategic markets that build strong relationships with local distributors and with our end users, the farmers, to better understand their needs. This drives demand at the wholesale, retail and farmer level and provides us with valuable market intelligence.

•	Hybrid Offering. We offer farmers a hybrid portfolio of increasingly differentiated products and solutions that are tailored to the specific needs of each geographic region and each type of crop. We utilize an integrated solutions-based approach to our entire offering in order to meet the unique demands of our global customer base. We strive to “Create Simplicity in Agriculture” by offering farmers a hybrid portfolio that is comprised of both high-value off-patent products and high-volume branded off-patent products, alongside an increasing number of unique mixtures and formulations and innovative products and services, customized to suit farmers of any size, in nearly any region, and increase yield of all major crops. Our extensive portfolio is composed of over 120 AIs and over 1,000 mixtures and formulations. Our focus on “Creating Simplicity in Agriculture” is expressed in everything we do, including, our development of technologies that simplify use, ease constraints such as regulatory, safety and labor costs and reduce product application rates as well as innovative packaging and tailored advice we provide to farmers.

•	Experienced and Empowered Management Team. With a deep understanding of the crop protection industry and firm focus on sustaining our leadership and financial strength, our management team is a cohesive and integrated team that has the knowledge, skills and experience required to guide our company on our path to global leadership. We believe in fully empowering our employees and creating leaders from our strongest people, with the result that our management team is composed of the people who have successfully managed our business, and developed and executed our strategy over the last few years, continuing our proud history of consistent, profitable growth.

Our Growth Strategy

We believe that there are significant opportunities to grow our business globally and enhance our position as the leading provider of off-patent crop protection solutions by executing the following strategies:

•

Utilize Our Hybrid Offering to Strengthen and Grow Our Market Position.    We intend to continue to drive revenue growth through effective commercialization of differentiated products that meet farmers’ needs efficiently. To that end, we will leverage our R&D and extensive registration capabilities to continue to drive demand and tailor innovative yet simple solutions for farmers. In addition, we add value by enhancing the functionality and efficacy of the industry’s most successful and commercially proven molecules by developing new and unique mixtures and formulations. These new products are designed to provide farmers with better solutions to the challenges they face on a daily basis, including unresolved pest and weed problems, as well as increasing resistance and insufficient pest control related to the use of genetically modified seeds. A key part of our strategy involves the deliberate shift of our product mix to a greater percentage of higher-margin, high-value complex off-patent products as well as unique mixtures and formulations and innovative, novel products that we protect through patents and other intellectual property rights. As evidence of this effort, we have significantly increased the proportion of unique mixtures and formulations in our R&D pipeline over the last three years. Over the next five years, our goal is to meaningfully increase the portion of our sales that derive from high-value-added products and solutions, including high-value complex off-patent products, unique mixtures and formulations or innovative, novel products.

Furthermore, the farmer’s need to maximize yield while minimizing use of scarce resources and impact on the environment has resulted in a push towards on-demand, precision agriculture. In order to capitalize on these trends over the longer term, we expect current and future R&D efforts in our Novel Agricultural Technologies division to differentiate our product offering further, with innovative, simple solutions that optimize the use of agricultural inputs. As part of this effort, we are focusing on on-demand application of fertilizer and crop protection chemicals. We will leverage our leading profile in Israel, relationships with major Israeli research institutions as well as the unique knowledge, experience and access of our personnel to tap into the cutting-edge agricultural practices and technologies originating from Israel, a major source of innovation in both technology and agriculture.

•	Continue to Strengthen Our Position in Emerging Markets. We intend to utilize our partnership with ChemChina to increase our presence in China, where we are already building additional infrastructure. In particular, our global R&D efforts will be supported by a new R&D center in Nanjing to service our expanded product development needs and enable us to introduce advanced technologies into China and globally. In addition, the advanced formulations hub that is currently being constructed in Jiangsu Province will serve as a platform to introduce cost-advantaged crop protection solutions into China and the rest of the APAC region.

In addition, we intend to pursue strategic joint-ventures and selected acquisitions to bolster our China platform and commercial infrastructure further, including in seeds and traits where we believe that being part of the ChemChina group will provide us a competitive advantage in the China seed space. We believe that the establishment of a leading commercial and operational platform in China will position us well in China as it increasingly becomes a force in the global crop protection market.

In addition to our developing China platform, we have strong and leading positions in key emerging markets such as Latin America, India, Asia and Eastern Europe. Over the last several years, in order to establish direct market access and distribution capabilities in these markets, we have successfully integrated acquisitions in Mexico, Colombia, Chile, Poland, Serbia, Czech Republic, Slovakia, and South Korea. We have also implemented a direct go-to-market strategy in many high-growth markets including India, Indonesia, Vietnam and South Africa, leveraging a direct sales force and driving demand at the retail and farmer level. Our strong global platform and leading commercial infrastructure in key emerging markets will allow us to capitalize on worldwide growth opportunities, and continue to drive our profitable growth.

•	Grow Revenues and Increase Profitability. We believe that we have the capacity and operational leverage to increase profitability through focused execution of our strategy. We expect to increase our revenue growth rate and gross margins over time as we shift to a more differentiated, higher-margin product portfolio and continue to strengthen our product pipeline with significantly more higher-value products, unique mixtures and formulations and innovative and novel products. Similarly, we intend to drive revenue growth through increased penetration of high-growth markets such as China, Brazil, India, Russia, Ukraine and Mexico. We further believe that our investment in developing local manufacturing footprints in China and India will lower costs, improve manufacturing efficiency and distribution logistics and reduce inventory requirements in many markets worldwide. Over the past years, we have focused on growing and improving our business, infrastructure and brand. Other than our investments with respect to our China operations, we believe that our existing global infrastructure is largely of sufficient scale to support higher revenues, allowing us to enjoy economies of scale and improve profitability.

•	Continue to Execute on Our Global Portfolio Integration and Rebranding Initiative. As part of our efforts to “Create Simplicity in Agriculture,” we have made considerable investments to integrate our business across the globe, streamlining our sales and distribution efforts under our new “Adama” brand. “Adama” is the Hebrew word for “earth,” “soil,” and “land” and signifies our commitment to agriculture, the land and the farmer. In connection with our rebranding, we are implementing a new brand architecture that simplifies hundreds of brand and product names by migrating to two distinct product umbrellas, Advanced and Essentials, which will be further characterized and differentiated through innovative and unique packaging, enhancing the recognition of our brand. Through these initiatives, we expect to drive efficiency throughout our supply chain and distribution network.

Over the long term, we will offer digital solutions which will enhance direct communication and interaction with our distributors and farmers globally. We believe that our farmer-centric approach, our purpose to “Create Simplicity in Agriculture,” while building on a modern, global brand and utilizing cutting-edge technology, will provide a strong foundation for our continued profitable growth.

•	Opportunistically Pursue Acquisitions to Enhance Market Access and Strengthen Our Product Portfolio. Over the past five years, we have successfully completed and integrated more than ten acquisitions across the globe. We intend to continue to pursue bolt-on acquisitions and joint ventures that offer attractive opportunities to enhance market access and position as well as strengthen our product portfolio. We plan to focus these efforts largely in high-growth geographies, particularly in emerging markets, where we aim to gain market share. We have a strong track record of integrating acquisitions and believe that future acquisitions will play an important role in continuing to build our leadership position in the branded off-patent crop protection industry.

Our History and Structure

Our legacy in the crop protection industry dates back to 1945. Our predecessor corporations, Agan and Makhteshim, were founded in 1945 and 1952, respectively. Throughout the second half of the twentieth century, our respective predecessor corporations invested heavily to develop the cornerstone capabilities and infrastructure that we enjoy today, including our global distribution platform, deep regulatory expertise and sophisticated chemical engineering and manufacturing capabilities. Our presence in worldwide markets was bolstered when we acquired and established significant distribution networks in Europe and Latin American in the 1990s. In 1997, Makhteshim and Agan merged, taking advantage of complementary product portfolio and manufacturing capabilities, to form “Makhteshim Agan Industries Ltd.,” which completed an initial public offering on the TASE in 1998. Following this initial public offering, and in the first decade of this century, we broadened our product offering through selective acquisitions and expanded our geographic markets to include important new markets in Europe and Latin America, as well as the United States and certain Asia-Pacific countries. In October 2011, CNAC, a Chinese corporation owned by ChemChina, purchased 60% of our outstanding ordinary shares. Koor retained the remaining 40% of our outstanding ordinary shares. As a result of the CNAC Acquisition, we became a privately owned company in 2011 and our shares were delisted from the TASE. We remain a “reporting entity” under the Israeli Securities Law due to our outstanding debentures, which continue to be listed on the TASE.

Our Business

We are the leading off-patent crop protection solutions company in the world. Our comprehensive range of high-quality, innovative and effective herbicides, insecticides and fungicides help farmers worldwide to increase yields by preventing or controlling weeds, insects and disease that harm their crops. Our products include crop protection solutions, our core area of business and operational expertise, as well as certain other products that leverage our core expertise, including dietary supplements and food additives, aromatic products and industrial products. Accordingly, we organize and manage our business in two segments: (1) crop protection and (2) other operations.

Crop Protection

Our crop protection business focuses on the research, development, production and marketing of products that enhance crop yields by protecting against the damaging and destructive effects of a variety of weeds, pests and disease. We market (mostly directly and otherwise through external distributors and agents) the products we develop and produce, as well as other crop protection products we source from third parties.

Crop protection products in the global market are divided into (1) patent-protected and legacy, branded off-patent products, most of which were originally developed by leading companies in the field (RBCs, as described below); and (2) newly introduced, branded off-patent products, such as our products, which are similar to patent-expired RBC legacy products (in terms of composition and mode of action) and are produced by off-patent focused companies and by RBCs. We sell crop protection products in over 120 countries, and are the world’s leading branded off-patent crop protection company.

Our Products

We manufacture and sell a broad range of crop protection products that are divided into three main categories based on their uses: (1) herbicides, (2) insecticides and (3) fungicides. As of December 31, 2013, we had approximately 1,500 products, including 120 active ingredients and 1,400 end products, and no one product accounted for more than 10% of our total revenues. Our crop protection solutions are also developed and adapted for use in seed treatment as well as for non-crop uses such as protection against weeds, pests and disease in roadsides, forests, lawns, parks, institutions, the wood and paint industry, animal health and private facilities, homes and gardens.

Product Categories

Herbicides.    Herbicides are products that prevent or reduce weeds that compete with crops for nutrients, light and water. Herbicides can be subdivided into (1) selective herbicides, which are crop-specific and control weeds without harming the crop, and (2) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact. We sell both selective and non-selective herbicides. Our best-selling herbicides are designed to protect soybean, corn, cereal, rice and cotton crops. Revenues from our herbicides were approximately $1,593.0 million and $1,510.8 million, representing approximately 51.8% and 53.3% of total revenues, for the years ended December 31, 2013 and 2012, respectively.

Insecticides.    Insecticides are products that control insects and other chewing pests, including caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Our insecticides are designed to selectively control such insects or pests without damaging or destroying the crop itself. Our best-selling insecticides are designed to protect fruits and vegetables, corn, cotton and soybean crops. Revenues from our insecticides were approximately $711.7 million and $648.7 million, representing approximately 23.1% and 22.9% of total revenues, for the years ended December 31, 2013 and 2012, respectively.

Fungicides.    Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Demand for fungicides decreases when weather conditions in the growing season are dry as the outbreak of crop diseases is much smaller during such seasons. Our best-selling fungicides are designed to protect grains, fruits, vegetables, soybean, vines and rice. Revenues from our fungicides were approximately $571.5 million and $489.2 million, representing approximately 18.6% and 17.3% of total revenues, for the years ended December 31, 2013 and 2012, respectively.

In addition, we develop and adapt similar products for non-crop uses as protection against weeds, pests and disease also in roadsides, forests, lawns, parks, institutions, the wood and paint industry, and private facilities, homes and gardens.

Hybrid Portfolio

As part of the effort to better manage the value of our products for our customers, as well as to focus on more unique and differentiated products, we further delineate our crop protection products in the three product categories discussed above into four portfolios, which together constitute our Hybrid Portfolio:

•	High volume off-patent products, which we view as the most basic products in the crop protection market, with low barriers to entry, many sellers, prices that are determined by market forces and having generally lower margins;

•	High value complex off-patent products, which we view as more sophisticated products that have fewer producers due to the complexity of the molecules comprising such products. These products often add value above other products in the crop protection market, and producers have more control over pricing and margins due to such complexity or other market forces;

•	Unique mixtures and formulations, which we view as a mixture of multiple AIs or a formulation that is unique in the market but lacks intellectual property protection; and

•	Innovative and novel products, which we view as patented products that can only be sourced from us. We currently do not manufacture or sell such products but have commenced research and development activities to create such products.

These four product portfolios reflect the complexity, research, development and registration activities that are required for the manufacturing and marketing of a particular product. These activities generally correspond with customer demand and increase the differentiation among our products. As a result, profitability among these categories varies, with high volume off-patent products being the least profitable and innovative, and novel products being the most profitable. A key part of our strategy involves the deliberate shift of our current product mix away from high volume off-patent products to a higher percentage of higher-margin, high-value complex off-patent products as well as unique mixtures and formulations. As evidence of this effort, we have significantly increased the proportion of unique mixtures and formulations in our R&D pipeline over the last three years.

Distribution

Over the last two decades, we have focused on developing our global distribution network. We have established and acquired distribution companies to obtain direct market access in various countries, selling our products to customers or local distributors. Our distribution network is organized on a country-by-country basis and serves all of our product groups and provides dedicated customer service, technical advice, product promotion and market support. In addition, we also have product manager teams who are responsible for the development and marketing of their respective products on a worldwide basis. Through organic growth and strategic acquisitions, we have created a global network of subsidiaries responsible for marketing, selling, developing and registering our products. In many countries, including some where we sell through distributors, we have personnel who interact directly with our end customers—the farmers. Through this interaction, we are able to educate farmers about our products and solutions as well as understand problems they face, information which we then use for purposes of product development. In those countries where we have no direct distribution capabilities, we operate networks of local agents and marketing channels. Our marketing activity is handled by local salesforces and directed at distributors, agricultural consultants and farmers. With an extremely wide and diverse customer base, no third-party distributor accounted for more than 5% of our consolidated revenues for the year ended December 31, 2013.

Sales and Marketing

In recent years, we commenced a series of marketing initiatives that we believe will capitalize on the global marketing and distribution network we have built by increasing our proximity to, and knowledge of, our end customer—the farmer—in order to increase our value proposition. We refer to this strategy as our “Farmer First” vision. This vision is implemented, in part, by our maintaining personnel in many countries who interact directly with farmers in order to understand what problems they are facing and to educate them about our products and solutions. This is expressed by our purpose—“Creating Simplicity in Agriculture”—to provide farmers accessible, easy-to-use solutions that simplify their lives and improve their crop yields.

To oversee these efforts on a global basis, we have created a global marketing team that is responsible for the coordination of all of our global marketing and branding initiative. The team’s responsibilities include promoting marketing best practices, pricing and executing our go-to-farmer strategies, as well as brand management and our various digital and online strategies. As part of their global mandate, they oversee our marketing and branding initiatives in all of the regions in which we operate.

We are reorganizing our commercial units into seven commercial clusters: North America; Brazil; Latin America; Asia Pacific; North Europe; South Europe; and India, Middle East and Africa. We expect to add an eighth cluster for China as we establish and grow our operations in the region, including through the Proposed Transaction.

Also in 2014, we launched a new and uniform global brand for all of our products and those of our subsidiaries: “Adama,” the Hebrew word for “earth” signifying our commitment to agriculture, farmers and the land. This global rebranding reflects our strategy to develop and implement a new brand that is compelling, differentiating and unifying to our customers, as well as employees and shareholders. As the first stage in the process, we changed our name on January 23, 2014 from Makhteshim-Agan Industries Ltd. to Adama Agricultural Solutions Ltd. The rebranding process involves a number of additional steps, including the rationalization of our over 20 existing corporate brands into one Adama brand, simplifying our over 100 product brands into two distinct product ranges and consolidating our more than 40 individual websites into one global website. We expect to complete the rebranding process by the end of 2015.

In conjunction with our rebranding process, we are also developing more intuitive packaging to enable our customers to more easily identify and choose our products as well as additional innovative packaging features to increase ease-of-use. In support of these efforts, we also intend to increase the level of services we provide to our customers in a variety of ways, including various digital initiatives that we are currently developing that are aimed at bringing us closer to the farmer, such as mobile applications. By creating simplicity for the farmer, these efforts are designed to increase customer penetration, loyalty and value.

Our sales and marketing expenses for our crop protection products were $501.1 million, or 17.4% of revenues, for the year ended December 31, 2013.

Research and Development

We operate research and development facilities in Israel, India and Brazil, with a new R&D center under development in China. Our facilities in Israel have been certified under Good Laboratory Practice standards. As of December 31, 2013, we had approximately 200 employees dedicated to research and development. To complement in-house expertise, we also conduct certain development activities through third-party subcontractors, including in Israel and China.

We have created a new innovation, development, research and registration (“IDR”) team, which manages and aligns all innovation and product maintenance initiatives, including our chemical research and development, our product development and registration teams and our novel agricultural technologies team. Our IDR team works closely with our product life cycle team in order to facilitate the prioritization of our product development in line with our goals to move to a higher margin product mix discussed above.

Part of our strategy is to expand beyond our existing products by creating a diversified product portfolio capable of fulfilling the diverse needs of our customers, penetrating new markets and reinforcing our existing market position. We seek to achieve this strategy in part through the internal development of complementary or new products, as well as externally, whether through collaborations, joint ventures or mergers and acquisitions. Accordingly, we are continuing to develop and register new herbicides, insecticides and fungicides, as well as introducing new mixtures and formulations of our existing products.

In addition to expanding our product portfolio to include new mixtures and formulations, we have also shown our ability to develop new and innovative molecules. In 2012, we completed the development of NIMITZ, an innovative, patented specialty product, which is a broad-spectrum, non-fumigant nematicide and is highly effective in controlling plant-parasitic nematodes. NIMITZ is identified under a new class of chemistry and offers a novel mode of action with favorable toxicological and eco-toxicological profiles, and represents further differentiation within our product portfolio.

As a manufacturer of off-patent crop protection products, our R&D expenses are generally lower than RBCs with whom we compete. We prioritize our research and development efforts in order to maximize the return on our investment, with our principal efforts relating to the development of production processes of active ingredients for new off-patent products, development of differentiated formulations and mixtures, the testing required to ensure such products satisfy the various registration requirements to which they will be subject, the streamlining of our existing production processes and the development of novel products from our existing product portfolio. Our R&D expenses were approximately $33.7 million, or approximately 1.1% of our revenues, for the year ended December 31, 2013.

Registrations

We operate seven development and registration hubs located in Europe, Israel, Latin America, the United States and Asia. We have developed local registration capabilities in over 100 countries, generating 320 new registrations (excluding renewals and label extensions) in 2013 and 1,300 new registrations in the last five years. This has provided us with a vast portfolio of a total of 4,500 registrations globally, enabling us to provide solutions to farmers for the major crops in all regions.

Novel Agricultural Technologies

In 2011, we established a division for novel agricultural technologies, designated to expand our area of business activity into novel, differentiated agricultural technologies. In this division, we are focused on the development and promotion of various innovative technologies for use in agriculture, including projects involving precision agriculture, agricultural resource use and yield optimization, as well as seeds and biotechnology. By their nature, the projects under development in this division are relatively early stage projects that will take a number of years to ultimately reach the market, if they ever do.

Production

Synthesis

Our principal manufacturing process involves the production of active ingredients through the multi-stage synthetic chemical processing of raw materials and intermediates, a process known as synthesis. We have synthesis facilities for the manufacture of our crop protection products at a number of locations in Israel, Brazil, Poland, Mexico and Colombia. Approximately 37% of our products’ active ingredients are produced in our manufacturing facilities, with the highest portion being produced at our facilities in Israel.

Formulation and Packaging

We then formulate the active ingredients to obtain end-user level products. Formulation is the process by which we transform active ingredients that we manufacture or procure from third parties, for various agricultural uses. During the formulation process, the concentration of the active ingredient is generally reduced and various additives are introduced. This process may change the physical form of the active ingredient, including through liquefaction or solidification. In addition to the active ingredients that we manufacture ourselves at our own synthesis facilities, we also purchase various active ingredients for processing and formulation, ahead of selling them to third parties. Our formulation and packaging operations, which require less complex facilities, are often conducted at one of our plants located closer to the intended customer base. We operate 17 chemical formulation and packaging plants in Israel, the United States, Colombia, Brazil, Mexico, Spain, Italy, Greece, Poland, South Korea, and India. In addition, we also have agreements with third-parties around the world for various outsourced formulation and packaging services.

Over time, we have expanded our production capacity, principally by building new or expanding existing manufacturing infrastructure, formulation and packaging facilities. We spent approximately $74 million during 2013 on expanding our manufacturing facilities and machinery.

In addition to our manufacturing and formulation activities, we also purchase various end products from third parties to resell “as is”, without any further manufacturing or processing on our part. We engage in these activities on a relatively small scale.

Procurement

We purchase a large variety of raw materials, intermediates, active ingredients and finished products. The cost of these inputs is the most significant element of our costs of sales. Total raw materials and other inputs and packaging spend for crop protection products manufactured by us was $1,316.5 million, or 42.8% of our revenues, for the year ended December 31, 2013.

We purchase our raw materials and other inputs from various suppliers globally. Our supplier network has not changed significantly over the past few years, but we have gradually increased the volumes we purchase from various Chinese suppliers due to their relatively broad offering, improving quality and competitive costs. Recently, one of our Chinese suppliers announced an investment in another crop protection company. If suppliers and crop protection companies consolidate, procurement of raw materials and active ingredients could become more difficult, which could adversely affect us. We prepare our raw material inventories in accordance with the order forecast for each season, generally for periods of two to three months. Most of our raw materials have shelf-lives of several years, which may often be further extended by simple treatments. Accordingly, losses related to obsolescence of our raw materials are negligible.

Customers

Customers of our crop protection products are located throughout the world and are generally local distributors in the various countries in which our products are sold, who in turn market our products to farmers. In certain cases, we also sell to large multinational RBCs who then either market our products as end products or use them as intermediate materials for their manufacturing operations, and to other producers who manufacture end-products based on our active ingredients. Almost all of our sales are made to known customers without long-term supply contracts, as is common practice in our industry. In most countries, purchases are made without requiring long-term advance orders, while in certain geographies, purchases can be made on the basis of non-binding rolling sales forecasts. In addition to comparing the prices of comparable products sold by our competitors, prices for our products are determined, among other things, by the quantity procured by our customers, with certain discounts available subject to various minimum requirements. We generally seek to pass along raw material price increases to the extent market conditions allow. The supply times for our products in countries where we operate are generally short and usually only a few days after we receive an order. We sell our products in approximately 120 countries and no single customer accounted for more than 5% of our consolidated revenues for the year ended December 31, 2013.

Competition

The crop protection industry is highly competitive and bifurcated. According to Phillips McDougall, as of December 31, 2013, approximately 70% of the crop protection industry is accounted for by six leading companies or divisions of large multinational chemical companies headquartered in Western Europe and North America, including BASF, Bayer, Dow, DuPont, Monsanto and Syngenta, who develop, manufacture and market branded patent-protected and legacy off-patent products. The remainder of the crop protection industry is highly fragmented and consists primarily of regional and local manufacturers of off-patent crop protection products. We believe that the entry barriers for the crop protection product market are relatively high, but also that they vary from region to region and from country to country.

In recent decades competition in the crop protection industry has increased, among other things due to growing competition by China-based producers and the attractive growth potential of the off-patent crop protection market. In addition, the crop protection industry has been characterized in recent years by an increasing number of off-patent products due to the expiration of patents, the emergence, expansion and consolidation of manufacturers of off-patent crop protection products, the emergence of smaller market participants operating in reduced volumes in certain markets with relatively low entry barriers, the development of the crop protection industry in China and price cutting in certain markets or extension of the number of credit days, including by the RBCs. All of these trends have served to underscore the highly competitive and fragmented nature of the agrochemicals industry.

We compete against the RBCs and the off-patent focused companies to maintain and increase our market share. We believe that our branded off-patent products provide higher value solutions than comparable branded legacy RBC and other off-patent products. In addition, we compete directly against RBCs following the expiration of their patents, at which point such companies generally continue to market their legacy off-patent products. Following the expiration of patent protection for crop protection products, we believe there are significant opportunities for producers and distributors of off-patent products to acquire market share from the original producer. We estimate that, in most cases, the original RBC’s market share falls to between 60% and 70% within a few years after patent expiration, leaving the remaining market share open to competition among off-patent focused companies. At such point, we compete on the basis of time to market of a new off-patent product, strength and breadth of product range, geographical coverage, price and customer service. Furthermore, because off-patent products are required to satisfy governmental and registration requirements comparable to the original product, experience in the registration process throughout the world is a critical differentiator among market participants.

Due to their scale and market share, our ability to compete effectively with RBCs requires continuous effort and significant investment in the timely development of new products, new product registrations and ongoing marketing and sales of existing products. We compete with RBCs in all of the markets in which we operate, since they typically also have global marketing and distribution networks. In addition there are several smaller research-based companies that also compete with our products. Other off-patent focused players who do not have international marketing and distribution networks compete with us in those local geographical markets in which they operate.

We believe our expertise in launching new off-patent products as soon as possible following the expiration of patent protection is critical to our success in maintaining our market position. We generally pilot test the feasibility of manufacturing and producing a patent-protected product approximately five to six years prior to the patent expiration. The tests include market size analysis, future demand forecasts and assessments of the potential to expand the use of the applicable product. Moreover, we estimate expected changes in the product’s price and global market share against the share we anticipate that we would be able to capture as we begin to market it. We evaluate all of these factors, among other things, in light of the general market dynamics, the availability of competing products that might be launched over the same time period, possible developments in genetic engineering and our ability to manufacture the product efficiently and economically.

In recent years we have been adapting our business model to the changing conditions in the competitive environment in which we operate. We believe that the combination of the measures instituted by us across all aspect of our business and throughout our value chain, along with the potential of the acquisition of the Chinese Assets, will differentiate us and contribute to the continuing strengthening of our competitive position.

Registration and Government Regulation

The field-testing, production, marketing requirements, distribution and use of our products are subject to extensive regulation and numerous government registrations. As of December 31, 2013, we had approximately 140 employees dedicated to managing and executing our registration processes on a global basis. The majority of these employees are researchers, engineers and technicians in chemistry, agronomy, biology and other life sciences. From time to time, we also rely on the services of certain external contractors to assist in the development of information and data required for the registration process. During 2013, we obtained 320 new registrations (excluding renewals and label extensions) for our products and our registration-related expenses were approximately $80.9 million, or approximately 2.6% of our consolidated revenues.

Crop protection products are sold under the supervision of regulatory authorities in every country and/or territory in which we operate (usually the ministries of agriculture, health and environment). These registration proceedings characterize the agrochemicals industry and constitute a significant barrier to entry to the industry. Applicable regulatory requirements change from time to time, and, in recent years, have tended to become more stringent in certain key markets, which has increased our registration costs. Obtaining registrations for our products requires meeting health, safety and environmental standards. The cost, duration and terms of registrations vary significantly between the various jurisdictions in which we operate. For example, registrations in some jurisdictions may not have a limited duration but may impose various ongoing testing and monitoring obligations, while registrations in other jurisdictions may be limited to 10-15 years at which point they are subject to renewal and additional testing and informational requirements. Even after registration, however, products can be reviewed or banned for a variety of reasons. The cost of complying with these requirements, and the knowledge required to manage our regulatory compliance and understand the political context giving rise to such requirements, varies by jurisdiction and, in some cases, may take several years.

In addition, we are often required to make modifications in order to ensure full correlation between the registration requirements of a specific country and any relevant product because, for example, the formulations, active ingredients and the source of the products sold by us change over time. In order to comply with these requirements, we continuously evaluate the regulatory compliance in the different countries in which we sell our products and continually amend applicable registrations as required. As a result of these efforts, we continuously file a large number of requests to amend certain registrations of products we are selling in multiple jurisdictions, some of which have been approved and others are still under review. The review process can take several years. See “Risk Factors—Risks Relating to Our Business—Applicable product registration requirements may adversely affect us.”

In general, the United States, Japan, Brazil and the European Union have the most stringent registration standards. The cost of registering a product is typically several hundreds of thousands of dollars, and can be as large as several millions of dollars in countries such as the United States and Japan. Other countries are gradually adjusting their own requirements to the standards of the United States, Japan, Brazil and the European Union.

Registration in the United States

The registration process in the United States includes federal registration with the U.S. Environmental Protection Agency (EPA) for the active ingredient and chemical preparations, which are for the end products for sale. Additionally, several states require special permits and registrations for the various preparations and configurations of active materials already registered at the federal level based on criteria of the specific state. There are two main methods for obtaining federal registrations:

•	New product submission—for products with new active ingredients, the applicant must submit a complete application with a portfolio of information and results of studies which generally take between four to five years to complete. The EPA will typically take another two to four years to review an application of this type.

•	Off-patent product submission—for registration of off-patent products, if an off-patent company is able to demonstrate that the active material to be registered is chemically similar to an active material that has been registered for at least ten years, it may apply for registration by including all existing data and information relating to the original developer’s active material. Under this method, the off-patent company is required to compensate the developer who obtained the original registration by an agreed amount based on the value of the underlying information, the cost of the original registration and the value of time saved by speeding up the registration process. If the off-patent company and the original developer fail to agree on the compensation amount, the issue is the subject of mediation. This entire process generally takes between nine and twelve months. After a product has been registered for 15 years, the data and information supporting its original registration are made public, after which point off-patent producers are no longer required to compensate the original developer for the use of such information.

As part of the EPA’s re-registration process, which requires companies to periodically provide certain additional data, several companies may pool their resources to save time and resources to prepare any newly required data. We regularly cooperate with other companies to pool resources and share the burden of the registration process where it makes commercial sense to do so.

Registration in Europe

In recent years the registration processes of the European Union members have been consolidated, which resulted in new crop protection products regulations. Notwithstanding the consolidation, additional data must be submitted for registrations in each country separately. Registration in the European Union is a rigorous process composed of two stages. The first stage requires a developer to include the active material being developed on the list of materials allowed for use in European Union countries. The second stage requires a final product to be registered for its various uses in each European Union country in which it will be marketed. Under existing legislation, product candidates can be rejected based on their potential hazard. We regularly cooperate with other companies to pool resources and share the burden of the registration process where it makes commercial sense to do so.

In addition, in December 2006, the European Parliament and Council of Ministers approved the Framework Legislation for Registration, Evaluation and Authorization of Chemicals (REACH) which applies to existing as well as new chemicals either produced or imported into Europe. REACH is being implemented gradually and will be in full effect by 2018 and be supervised by the European Chemical Agency. We have already satisfied the first (pre-registration) period deadlines, which required us to report materials designed for registration in order to allow us to continue to sell our products pending the completion of our full registration. At December 31, 2013, we were in material compliance with all of the applicable requirements of REACH. We do not estimate that the costs required to comply with REACH will have a material impact on our results of operations.

Other Operations

Our Products

In addition to our core expertise as a manufacturer and distributor of crop protection products, we leverage this expertise to develop, manufacture and sell certain additional products to the non-agriculture sector. Our other products are divided into three main categories: (1) dietary supplements and food additives, (2) aromatic products and (3) industrial products.

Dietary Supplements and Food Additives

Our wholly owned subsidiary, LycoRed Ltd., is engaged mainly in developing, manufacturing and marketing dietary supplements and special food additive ingredients, and in developing and manufacturing materials and applications for dietary supplements mainly for non-Israeli markets. These products are added to foods during industrial production in order to enhance their nutritional value. LycoRed’s principal dietary supplement and food additive products include, lycopene, a carotenoid which gives tomatoes their color and is thought to provide certain health benefits, and beta-carotene and lutein. In addition to carotenoids, LycoRed has several secondary activities: (1) it provides formulating services for active dietary supplements materials and (2) it provides coating for active ingredients and prepares mixtures, such as vitamins, minerals and other natural materials for food fortification.

LycoRed manages independent and separate operations, including its own development, production, and marketing and distribution organization. LycoRed’s plants are located in Israel (Beer Sheva and Yavneh), the United States, England, China and the Ukraine.

LycoRed’s gross margins are not materially different than those of our crop protection products. Revenues from our dietary supplements and food additives were approximately $97.3 million and $85.5 million, representing approximately 3.1% and 3.0% of total revenues, for the years ended December 31, 2013 and 2012, respectively.

Aromatic Products

Our wholly owned subsidiary, Agan Aroma and Fine Chemicals, Ltd., or “Agan Aroma,” mainly develops, manufactures and markets certain synthetic chemicals and fragrances for the detergent industry (soaps, washing powders, laundry softeners, cleaning agents, etc.), for the cosmetics and body care industry (lotions, shampoos and deodorants) and for the fine fragrances industry. Agan Aroma produces these synthetic chemicals for export as off-patent raw materials used as components in final products. Revenues from our aromatic products were approximately $37.2 million and $35.5 million, representing approximately 1.2% and 1.3% of total revenues, for the years ended December 31, 2013 and 2012, respectively.

Industrial Products

We manufacture and market certain industrial products which are mainly by-products of our production processes of crop protection products. Certain of these products are end products while others we sell as raw materials. Our industrial products include, hydrogen peroxide, used mainly in the production of detergents for the paper and chemical industries; electrolysis products which we sell to manufacturers, mainly in Israel; and carbon dioxide and hydrogen for industrial uses, mainly in the food industry. Revenues from our industrial products were approximately $62.2 million and $61.2 million, representing approximately 2.0% and 2.2% of total revenues, for the years ended December 31, 2013 and 2012, respectively.

Distribution

We market and distribute our other products through a combination of direct sales to end customers, commission-based sales through agents and through local agents. Most sales of our dietary supplement and food additive products are pursuant to short-term purchase order contracts. Over the years, LycoRed has developed its own marketing and distribution channels, as well as customer and technical support services. LycoRed also relies on local agents. Sales of our aromatic products are generally based on long-term contracts and orders. We also market our aromatic products through a joint venture with a Swiss company. Industrial products are marketed through dedicated distribution agreements or based on orders, as the case may be.

Customers

We sell our other products to a variety of customers. Most sales of our dietary supplement and food additive products are sold to manufacturing companies who sell end products to retailers or to industrial companies who formulate and package our products for end user dietary supplements and private labels. We sell our aromatic products principally to large international companies. Agan Aroma supplies most of the leading flavors and fragrances companies. Its major customers in this area include multinationals such as Firmenich, Givaudan, Symrise, International Flavors and Fragrances Inc., Takasago, Inc. and Robertet Flavors. Aromatic chemicals are usually developed in response to customer demand, requiring long-term strategic relationships with clients, as well as collaboration in development and customization efforts. Our industrial products are sold to a variety of customers located in Israel in a large range of industries, including food, energy, textiles, plastics, construction and chemistry. Most of our industrial chemicals customers are Israeli.

Production and Supply

Our dietary supplement and food additive products are manufactured at plants located in Israel, the United States, England, China and the Ukraine. Our principal raw materials for such products are tomatoes, marigold flowers, algae, vitamins, minerals and amino acids. As a result, our main suppliers of such materials are farmers who, in turn, are dependent on factors affecting the agricultural industry generally. We have, however, contracted with a particular third party for the supply of special strains of tomatoes for these products. In addition, LycoRed buys vitamins and minerals from Western and East Asian companies.

Our aromatic products are manufactured mainly in Israel and we source our raw materials from multiple suppliers. Our main raw material suppliers are based outside of Israel. In order to maintain high quality and availability, flavors and fragrance producers such as Agan Aroma need to forge long-term relationships with suppliers. Recently, production of certain chemicals—particularly aromatic chemicals—in low-cost economies such as China and India has increased. Finished products in the flavors and fragrances area may be stored for a period of several months.

Our industrial products are manufactured in Israel, certain of which are by-products from our manufacture of our other products. The majority of our raw materials for our industrial products derive from the production of our crop protection products.

Research and Development

R&D relating to our dietary supplement and food additive products principally focuses on the cultivation of strains of tomatoes conducive to the salient qualities of our products, various formulation capabilities, isolating required active ingredients, food colorings and clinical research to examine the health benefits of our products. Most of LycoRed’s activities are carried out from independent sources, mostly in LycoRed’s labs, and in research institutes with which LycoRed has annual agreements. R&D relating to our aromatic products focuses on the development and improvement of manufacturing processes and technology for cleaning the chemicals used in our products, as well as research and development designed for quality control, to ensure our products meet global standards.

Competition

We face significant competition for our dietary supplement and food additive products. In particular, competition from manufacturers in Eastern Asia who manufacture raw materials as well as formulated materials has increased significantly. Synthetic lycopene producers such as BASF ZMC and DSM Nutritional Products compete with LycoRed in the carotenoid area. Other competitors are natural lutein producers like Kemin Industries, Inc., formulators like DSM Nutritional Products and vitamin and mineral mixture producers such as Glanbia Fortitech Strategic Nutrition.

Similarly, the market for our aromatic products is highly competitive. Agan Aroma’s main competitors include leading flavors and fragrance multinational companies having production capacity in this area such as International Flavors & Fragrances Inc., leading chemical companies such as BASF SE and other companies in Eastern Asia. This market has been characterized by the entry of numerous manufacturers of aromatic products from China and India and the increasing quality of such products. This increased supply has led to a significant decline in the prices of aromatic products, which brought about a significant drop in the profitability of these products.

With respect to our industrial products, we provide about half of the Israeli industrial chemicals market. We compete with international importers as well as local producers.

Intellectual Property

Although the majority of our products are off-patent crop protection products, we hold a relatively broad portfolio of patents, trademark and licenses that protects intellectual property relating to our products and manufacturing processes. In order to develop and protect our intellectual property, we employ personnel responsible for the protection of our existing and future intellectual property through registering patents and trademarking, as well as taking measures to cancel invalid patents of third parties and to protect us from infringing third-party patents. We currently own approximately 40 patent families and more than 7,200 active trademarks. As of December 31, 2013, we had intangible assets (including goodwill) of $723.7 million.

In addition, we rely on, among other things, confidentiality agreements to protect our proprietary know-how and other intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, we require our employees to execute confidentiality agreements in connection with their employment relationships with us. However, there can be no assurance that these agreements will be enforceable or that they will provide us with adequate protection of our intellectual property.

Environment

We and our operations are subject to environmental, health and safety laws, standards, registrations and regulations (including those governing the remediation and cleanup of soil and groundwater) in the various jurisdictions in which we own assets and operate. These laws, standards, registrations and regulations may be amended from time to time and, consistent with the trend in recent years, we expect them to become more stringent. We place great importance on protection of the environment and have designed our environmental management program with the aim of ensuring that our products and their manufacture pose minimal risks to the environment and humans. We hold, as required by law, various permits and licenses, such as business licenses, poisons permits, and permits to discharge sewage to the sea. We seek to minimize environmental risks by aiming to use appropriate equipment, to adopt best industry practices, and/or to provide training and education, as well as by having defined roles of responsibility and accountability for environmental matters at our facilities and at the corporate level. We estimate that costs associated with our environmental management program to be approximately $42 million for the year ended December 31, 2014 and approximately $55 million in each of the years ended December 31, 2015 and 2016. Information regarding certain of these matters is set forth in Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

Property, Plant and Equipment

Our principal executive offices are located in Airport City, Israel. We operate our businesses through a number of offices, research facilities, manufacturing sites and packaging centers. As part of our new organizational structure, as we develop and establish our business in China, we intend to manage our global manufacturing activities through two significant global centers in China and Israel. Each of our material facilities, by function and division, is set forth in the table below:

Location	Owned/Leased	Function
Neot Hovav, Israel	Leased	Manufacturing and R&D
Be’er Sheva, Israel	Leased	Formulating, Packaging and R&D
Ashdod, Israel	Owned	Manufacturing, Formulating and R&D
Airport City, Israel	Leased	Corporate Offices
Londrina, Brazil	Owned	Manufacturing, Formulating, Packaging and R&D
Taquar, Brazil	Owned	Manufacturing
Netzahuálcoyotl, Mexico	Owned	Manufacturing, Formulating and Packaging
Poncitlán, Mexico	Owned	Formulating and Packaging
Barranquilla, Colombia	Leased	Manufacturing, Formulating and Packaging
Pasadena, TX, US	Leased	Formulating and Packaging
Ocilla, GA, US	Owned	Formulating and Packaging
Tifton, GA, US	Owned	Formulating and Packaging
Madrid, Spain	Owned	Formulating and Packaging
Vigonovo, Italy	Owned	Formulating and Packaging
Maniago, Italy	Owned	Formulating and Packaging
Inofyta Viotias, Greece	Owned	Formulating and Packaging
Brzeg Dolny, Poland	Leased	Manufacturing, Formulating and Packaging
Jeonrabuk, South Korea	Owned	Formulating and Packaging
Dahej, India	Leased	Formulating and Packaging
Hyderabad, India	Leased	Offices and R&D

Employees

As of December 31, 2013 we had 4,564 employees. The table below shows our employees by department:

As of December 31, 2013
Production	1,839
R&D	205
Sales and Registration	2,012
Management & Administration	508
Total	4,564

Approximately 39% of our employees are represented by collective bargaining agreements which generally cover pay rates, working hours, other terms and conditions of employment, certain employee benefits and orderly settlement of labor disputes. Our various collective bargaining agreements are subject to various terms, and, from time to time, we are required to renegotiate certain terms of our collective bargaining agreements. As of December 31, 2013, there were no strikes or labor disputes between management and our employees. However, in October 2010, we settled certain labor disputes with the Histadrut (General Federation of Labor in Israel) pursuant to which we agreed to certain production minimums at certain of our Israeli facilities. For details of the relevant agreements, see Note 19A to our audited consolidated financial statements included elsewhere in this prospectus.

Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings, including, but not limited to, administrative claims, product liability claims, patent infringement claims and claims for third-party property damage or personal injury stemming from alleged environmental torts. In recent years there has been an increase in the number of class action filings on various grounds against companies with similar activities to ours. In our management’s estimation, based on advice from our external legal advisors, the financial statements include appropriate provisions where necessary to cover our exposure resulting from these claims. Information regarding certain of these matters is set forth in Note 19D to our audited consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT

Directors and Executive Officers

The following table sets forth each of our directors, his or her age, citizenship and the year in which the director was appointed.

Name	Age	Citizenship	Year of Appointment
Yang Xingqiang (Chairman)	47	Chinese	2011
Erel, Ami (Vice Chairman)	67	Israeli	2006
An Liru	44	Chinese	2014
Cohen, Raanan	46	Israeli	2006
Gong Zhang(1)	45	Chinese	2012
Haran, Shoshan(1)(2)	58	Israeli	2012
Lu Xiaobao	49	Chinese	2012
Ofir, Yehezkel(1)(2)	63	Israeli	2012
Ren Jianxin	56	Chinese	2011

(1)	Independent Director under listing requirements
(2)	External Directors under the Israeli Companies Law, 5759-1999 (the “Companies Law”)

The following summary contains information on the education, previous positions of each of our directors in the last five years and their respective membership in the committees of our board of directors:

Yang Xingqiang (Chairman) is the Vice President of China National Chemical Corporation. He served as the President of China National BlueStar Group Corporation (2004 to 2009). Since 2009 he has been Vice President at China National Chemical Corporation, and since 2010 he has been a director of BlueStar Adisseo Nutrition Group. Mr. Xingqiang has a B.Sc. in Chemistry from Sichuan University.

Ami Erel (Vice Chairman) served as the President and Chief Executive Officer of Discount Investments Corporation Ltd., an affiliate of Koor Industries Ltd. (2001 to 2011); CEO of Tamares Israel (2013 to present); CEO of Netvision Ltd. (March 2007 to December 2007), an affiliate of Koor; Chairman of Cellcom Israel Ltd. (2005 to present), an affiliate of Koor; Chairman of Netvision Ltd. (January 2008 to December 2011), an affiliate of Koor; Chairman of Koor Industries Ltd. (September 2007 to December 2011); Director of Elron Electronic Industries Ltd. (1999 to present), an affiliate of Koor; Director of Sufersal Ltd. (2013 to present); Director of Knafaim Holding Ltd. (2013 to present); Director of Dan Hotels Ltd. (2013 to present). Mr. Erel has a B.A. in Electrical Engineering from the Technion in Haifa.

An Liru is currently an employee of the China National Argochemical Corporation and acting CEO as of Chen Lichtenstein’s self suspension on March 7, 2014. Since 2013 he has been the Secretary of the Communist Party Committee, China National Agrochemical Corporation. He has been Chairman of Jiangsu Huaihe Chemical Co. since 2009 to 2013. Mr. Liru has a B.A. in Applied Chemistry, an M.A. in Chemical Engineering and an MBA from Nanjing University.

Raanan Cohen is the CEO of Koor Industries Ltd. (2006 to present) and Vice President of Discount Investments Corporation Ltd. (2001 to present), an affiliate of Koor Industries Ltd. He served as the CEO of Scailex Ltd. (formerly Scitex Ltd.) (2004-2006) and he is a Director of Cellcom Israel Ltd., an affiliate of Koor. Mr. Cohen has a B.A. in Economics, an LL.B. in Law from Tel-Aviv University and an MBA from the Kellogg School of Business, Northwestern University.

Gong Zhang is a director, Managing partner of BDStar Capital Co. Ltd, Mr. Zhang has an EMBA from Gaunghua School of Peking University and a B.A. from the China South Finance and Law University. Mr. Zhang is a member of our Audit Committee, the Financial Statements Review Committee and the Compensation Committee, as well as the ad hoc committee formed by our board of directors to review the Proposed Transaction.

Doctor Shoshan Haran is the founder and Operating Manager of Fair Planet and was a Professional Manager at Hazera Genetics from 2000 to 2011 and Vilmorin Co. from 2007 to 2011. She has a PhD and B.Sc. in Plant Protection from the Department of Plant Pathology and Microbiology, the Faculty of Agriculture at the Hebrew University of Jerusalem. She qualifies as an external director under the Companies Law and an independent director under             listing requirements, and is a member of our Audit Committee, the Financial Statements Review Committee and the Compensation Committee, as well as the ad hoc committee formed by our board of directors to review the Proposed Transaction.

Lu Xiaobao is the Assistant General Manager of China National Chemical Corporation, a position he has held since 2012. He was the President of China National BlueStar Group (2010 to 2012) and Acting President of China National BlueStar Group (2009 to 2010). Mr. Xiaobao has a B.A. in Applied Chemistry from the Beijing University of Chemical Technologies.

Professor Yehezkel Ofir is a faculty member at the Hebrew University of Jerusalem and the Chairman of the board of directors of Kfar Menachem Metals and Blokal Ravid Building Products. He is also a member of the board of directors of Micronet Ltd. (TASE), and Micronet Enertec Technologies Inc. (Nasdaq: MICT). Mr. Ofir has a B.Sc. and an M.Sc. in Industrial Engineering from Ben Gurion University and a PhD and an M.A. in Business Administration from Columbia University. Mr. Ofir qualifies as an external director under the Companies Law and an independent director under             listing requirements, and is a member of our Audit Committee, the Financial Statements Review Committee and the Compensation Committee, as well as the ad hoc committee formed by our board of directors to review the Proposed Transaction.

Ren Jianxin is the President of China National Chemical Corporation, a position he has held since 2004. Since 2008 he has been the Chairman of the board of directors of China National BlueStar Co. Ltd. Mr. Jianxin has a B.A. in Economics and Management from Lanzhou University.

New Organizational Structure and Senior Officers, other Key Employees

New Organizational Structure

In 2014, we announced significant changes to our organizational structure to improve strategic execution and focus, which is built on the strengths of our existing strong management team and we believe will foster alignment and increased team work. These changes are being implemented gradually and will be completed by the end of 2014. The key components to our new structure include:

•	Executive committee. We have established an executive committee, consisting of our chief executive officer (Mr. Lichtenstein), our two chief commercial officers (Messrs. Dominguez and Friedland), our executive vice president of global operations (Dr. Abramov) and chief financial officer (Mr. Lahav). Our executive committee will meet on a weekly basis, with the purpose of monitoring key elements of our business. In addition, our senior vice president and general counsel (Ms. Arlosoroff) and our senior vice president of strategy and resources (Mr. Harari) will continue to report directly to our chief executive officer and participate in executive level matters.

•	Commercial clusters. For improved management, we are reorganizing our commercial units into seven commercial clusters: North America, Brazil, Latin America Asia Pacific, North

Europe, South Europe; and India, Middle East and Africa. We expect that we would add an eighth cluster for China once we grow and establish our operations in the region, including through the Proposed Transaction. Each of our management clusters will be managed by a vice president who is a member of management and will report to one of our two chief commercial officers (Messrs. Dominguez and Friedland). We believe that creating focused commercial territories will enhance our effectiveness and is consistent with our approach of empowering our best performing leaders to execute on our strategy and grow professionally.

Management Team

The following table sets forth each of our senior officers, his or her age, citizenship, position in the Company and the year in which he or her commenced the current position as of the date of this prospectus:

Name	Age	Citizenship	Current Position (year of commencement)
Lichtenstein, Chen	47	Israeli	President and Chief Executive Officer (2014)
Abramov, Elhanan	59	Israeli	Executive Vice President of Global Operations (2012)
Arlosoroff, Michal	55	Israeli	Senior Vice President, General Counsel and Company Secretary, Corporate Social Responsibility Director (CSR) (2007)
Dominguez, Ignacio	54	Spanish	Chief Commercial Officer and Head of Marketing, Product Life Cycle Management, and Innovation, Development, Research and Registration (2012)
Friedland, Shaul	62	Israeli	Chief Commercial Officer and Head of Environmental Solutions (2014)
Harari, Daniel	55	Israeli	Senior Vice President of Strategy and Resources (2010)
Lahav, Aviram	54	Israeli	Chief Financial Officer (2010)

The following summary contains information on the education and previous positions of each person listed above in the last five years if different from their current position:

Chen Lichtenstein has served in his current position as our President and Chief Executive Officer since 2014. Prior to that, Mr. Lichtenstein was our Deputy Chief Executive Officer from 2012 until his appointment as our President and Chief Executive Officer in 2014. Prior to that, he was responsible for our Global Resources Division, spanning research & development, operations, procurement and supply chain, and our head of Corporate Development from 2006 until 2009. He has doctoral degrees in Business Administration and Law from Stanford University and a B.Sc. in Physics and an LL.B. from the Hebrew University of Jerusalem. Mr. Lichtenstein also served as President and CEO of CNAC from May 2013 until March 2014, when he suspended himself to avoid any potential conflict of interest in connection with the Proposed Transaction.

Elhanan Abramov has served in his current position since 2012. Dr. Abramov was CEO of the Baran Group and Deputy General Director of the Nuclear Research Center. He has a B.Sc. in Mechanical and Nuclear Engineering from Ben Gurion University, an M.Sc. and a PhD in Materials Engineering from Ben Gurion University.

Michal Arlosoroff has served in her current position since 2007. Ms. Arlosoroff has an LL.B. and B.Sc. in Political Science from Tel Aviv University. She graduated from the Advanced Management Program of the Harvard Graduate School of Business Administration.

Ignacio Dominguez has served in his current position since 2012. Mr. Dominguez was our Manager of the Europe Region (2007–2012). He has an M.A. in Automatic Calculus from Complutense University of Madrid.

Shaul Friedland has served in his current position since 2014. Mr. Friedland was our Vice President of Sales and Marketing (2003–2010) and CEO of the Americas region (2010–2014). He has a B.Sc. and M.Sc. in Agronomy from the Hebrew University of Jerusalem and an MBA from the Ben-Gurion University of the Negev.

Daniel Harari has served in his current position since 2010. Mr. Harari was a Brig. Gen. in the Israeli Defense Forces. He has a B.A. in Arabic and Middle Eastern Studies from Tel Aviv University, an M.A. in Middle Eastern Studies from Tel Aviv University and an M.A. in International Political Science from Haifa University.

Aviram Lahav has served in his current position since 2010. Mr. Lahav was the CEO of Synergy Cables Ltd. and the CEO of the Delta Group. He is a graduate of the Program of Management Development, Harvard Graduate School of Business Administration and has a B.A. in Accounting from the Hebrew University of Jerusalem.

Corporate Governance Practices

As a foreign private issuer whose shares are listed on the             , we have the option to follow certain Israeli corporate governance practices rather than those of             , except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following             requirements:

•	Requirement to have a majority of independent directors. Under the rules of , a U.S. domestic listed company, other than a controlled company, must have a majority of independent directors on its board. We are a controlled company so we would be exempt from this requirement under U.S. law. Under the Companies Law, we are only required to appoint at least two external directors, within the meaning of the Companies Law, to our board of directors (see “—External Directors”). Even if we were a domestic company organized in the United States, we would qualify as a “controlled company” within the meaning of corporate governance standards. Three of our nine directors are independent under listing rules.

•

Shareholder approval requirements for equity issuances and equity-based compensation plans.    Under the rules of             , shareholders must be given the opportunity to vote on issuances of equity securities and equity-compensation plans and material revisions thereto, respectively, with certain limited exemptions as described therein. Under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors (for approval of equity based arrangements, see “Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions,” “—Compensation of Directors” and “—Compensation of Executive Officers”). Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement is (a) deemed a “significant private placement” (see “Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law —Approval of Significant Private Placements”), in which case shareholder approval is also required, unless the company’s shares are listed only outside of Israel, (b) an office holder or their relative has a personal interest in the private placement, in which case, audit committee approval is required prior to the board approval, (c) a controlling shareholder or their relative has a personal interest in the private placement, in which case the approval of the audit committee, the board and the shareholders is required, (d) private placement to a director or chief executive officer, which requires the approval of the compensation committee, board of directors and shareholders; (e) private placement to an Office Holder pursuant to the Company’s compensation policy, which requires the approval of the compensation committee and board of directors; or (f) private placement to an office holder which is not pursuant to the Company’s compensation policy, which requires the approval of the compensation committee, board of directors and shareholders (see “—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law”).

•	Requirement for independent oversight on our director nominations process. Under the rules of , a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We are a controlled company so we would be exempt from this requirement under U.S. law. In accordance with our articles of association, directors are nominated and appointed by our shareholders.

•	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy, who hold at least a majority of the voting power of our shares instead of 33 1/3% of the issued share capital required under requirements. At an adjourned meeting, one or more shareholders present in person or by proxy, who hold at least a majority of the voting power of our shares, shall constitute a quorum.

Except as stated above, we intend to generally comply with the rules applicable to U.S. domestic companies listed on             . We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other             listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on             , may provide less protection than is accorded to investors under             listing requirements applicable to domestic issuers. For more information, see “Risk Factors—We are a ‘foreign private issuer’ and have disclosure obligations that are different from those of U.S. domestic reporting companies” and “Risk Factors—As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all             corporate governance requirements.”

Board of Directors

Pursuant to our articles of association, our board of directors will consist of no less than three directors. Our board of directors currently consists of nine directors. Two of our directors are external directors that are appointed by, but otherwise not affiliated with, our shareholders. Another one of our directors is an independent director (who is not an external director) who was appointed by, but otherwise is not affiliated with CNAC. Directors are appointed for an indefinite term and they may be re-elected. External directors are appointed for a term of three years, and may be re-elected for up to two additional terms of three years each. Following the third term of office, an external director of an Israeli company traded on             may be re-elected for unlimited additional periods of three years each, provided that: (a) the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company; (b) the re-election of the external director is proposed by a shareholder holding at least 1% of the voting rights or the board of directors, and approved by a special majority of the shareholders; and (c) prior to convening of the shareholders meeting, the shareholders will be presented with information regarding the previous term of service of the external director and the justifications of the audit committee and the board of directors for re-election. There are currently four standing committees of the board of directors: the Audit Committee, the Financial Statements Review Committee, the Compensation Committee and the ad-hoc committee for the approval of the Proposed Transactions.

Alternate Directors

As permitted under the Companies Law, our articles of association provide that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director may not be appointed as an alternate director. Nevertheless, a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee. An external director may not appoint an alternate director unless such alternate director is eligible to be an external director and has either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. See “—External Directors.” Similarly, an independent director within the meaning of the Companies Law may not appoint an alternate director unless such alternate director is eligible to be an independent director within the meaning of the Companies Law. An alternate director may be appointed for one meeting of the board of directors or until the appointing director ceases to be a director or terminates the appointment.

External Directors

Qualifications of External Directors

Under Israeli laws, companies incorporated under the laws of the State of Israel that are “reporting corporations,” must appoint at least two external directors who meet the qualification requirements in the Companies Law. Dr. Haran and Prof. Ofir qualify as external directors. Each of Dr. Haran and Prof. Ofir was first appointed as an external director in 2012. Each of their current terms will end on February 26, 2015.

A person may not serve as an external director if the person is a relative of a controlling shareholder. The Companies Law defines “relative” as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent, and the spouse of each of the foregoing. The Companies Law provides that a person may not serve as an external director if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with the company, any controlling shareholder of the company or relative of a controlling shareholder, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If there is no controlling shareholder or any shareholder holding 25% or more of our voting rights, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder (excluding service as a director in a company that is about to offer its shares to the public for the first time).

The Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an external director.

No person may serve as an external director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law and the regulations promulgated thereunder provide that an external director must meet certain professional qualifications or have financial and accounting expertise. At least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements under applicable U.S. laws and the     listing requirements for membership on the audit committee and (2) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to understand in depth our financial statements and initiate debate regarding the manner in which the financial information is presented. Our board of directors has determined that each of Messrs. Gong and Ofir possesses the requisite financial and accounting expertise.

Similarly, the board of directors also determines whether a director possesses the requisite professional qualifications. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company; or (3) the director has at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service.

Until the lapse of a two-year period from the date that an external director has ceased to act as an external director, (1) neither a company, nor its controlling shareholders, including any corporations controlled by a controlling shareholder, may grant such former external director or his or her spouse or children any benefits (directly or indirectly), (2) such person may not be engaged to serve as an office holder at the company or any corporation controlled by a controlling shareholder, and (3) such person may not be employed or receive professional services for payment from the company or a controlling shareholder, directly or indirectly, including through a corporation controlled by a controlling shareholder. Additionally, until the lapse of a one-year period from the date that an external director has ceased to act as an external director, any relative of the former external director who is not his or her spouse or children is subject to these prohibitions.

Election and Dismissal of External Directors

Under Israeli law, external directors in public companies are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, constitutes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•	the total number of shares held by non-controlling shareholders or shareholders who do not have a personal interest in the appointment, or anyone on their behalf that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to up to two additional terms of three years, subject to conditions set out in the regulations promulgated under the Companies Law. An external director may be removed at a special general meeting of shareholders called by the board of directors by the same special majority of the shareholders required for his or her election if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her duties, has ceased to meet the statutory qualifications for his or her appointment or has violated his or her duty of loyalty to the company.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Additional Provisions

Under the Companies Law, each committee which is authorized to exercise any of the powers of the board of directors is required to include at least one external director, and both the audit committee and compensation committee are required to include all of the external directors.

An external director and an independent director are entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as directors except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Audit Committee

Audit Committee Role

We have an audit committee consisting of Mr. Zhang, an independent director, and our two external directors, Ms. Haran and Mr. Ofir. Ms. Haran serves as the chairwoman of the audit committee. Prior to the completion of this offering, our board of directors will adopt an audit committee policy setting forth the specific responsibilities of the audit committee consistent with the Companies Law, and the rules and regulations of the SEC and the              listing requirements, which include retaining and terminating our independent auditors, subject to ratification of the board of directors.

Additionally, under the Companies Law, the role of the audit committee includes: (1) setting the criteria for, and determining whether there are delinquencies in the business management practices of our company, including by consultation with our internal auditor or our independent auditor, and making recommendations to the board of directors to improve such practices; (2) determining whether certain related party transactions and actions are extraordinary transactions or material actions pursuant to the Companies Law and whether to approve any such transaction or action pursuant to the Companies Law; (3) where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto; (4) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities; (5) examining the scope of our internal auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment and compensation thereof (either the board of directors or the shareholders at the general meeting); (6) establishing procedures for the handling of employees’ complaints as to delinquencies in the management of our business and the protection to be provided to such employees; (7) setting the criteria for, and determining whether the company must conduct competitive procedures (or other procedures) with respect to transactions of a company with its controlling shareholder or a transaction in which the controlling shareholder has personal interest (including non-extraordinary transactions); and (8) setting the criteria for, and determining the approval procedures of transactions that are both non-extraordinary and non-negligible.

Companies Law Requirements

Under the Companies Law, the audit committee and the compensation committee may not include:

•	the chairman of the board of directors;

•	any director employed by the company or who provides services to the company on a regular basis (other than as a member of the board of directors);

•	a controlling shareholder or a relative of a controlling shareholder (as defined below); and

•	any director employed by the company’s controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to its controlling shareholder or to an entity controlled by the controlling shareholder, or any director who derives most of his or her income from the controlling shareholder.

The audit committee must include all of the external directors and a majority of its members must be independent directors, as defined in the Companies Law. The chairman of the audit committee must be an external director. In general, an independent director under the Companies Law is an external director or a director who is appointed or classified as such and who is eligible to serve as an external director (other than the professional qualifications or accounting and financial expertise requirement), whom the audit committee has certified as meeting these requirements, and who has not served as a director of the company for more than nine consecutive years. A director who qualifies as an independent director under applicable U.S. laws and the             listing requirements may be deemed to be an independent director under the Companies Law, so long as he or she meets the independence requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on may continue to be considered an independent director under the Companies Law for unlimited additional periods of three years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

Listing Requirements

Under the Exchange Act and             listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and             listing requirements. Our board of directors has determined that Mr. Gong qualifies as an “audit committee financial expert,” as defined in Item 407(d) (5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and             .

Approval of Transactions with Related Parties

The approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be independent directors, and at least one of whom is an external director. The audit committee is also required to determine whether certain related party transactions or actions of office holders are “material,” “extraordinary” or “negligible” for purposes of determining which approvals are required for such transactions or actions.

Compensation Committee

We have a compensation committee consisting of Mr. Gong, an independent director, and our two external directors, Mr. Ofir and Ms. Haran. Mr. Ofir serves as the chairman of the compensation committee. Our board of directors has affirmatively determined that each member of our compensation committee qualifies as an “independent director” under the              listing requirements. Pursuant to the Companies Law, a compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom will form a majority of its members. The Companies Law also provides restrictions as to who may serve on the compensation committee. See “—Audit Committee—Companies Law Requirements.” We intend to rely on the “foreign private issuer exemption” in the future with respect to the             requirement, once effective, to have a formal charter for the compensation committee.

Compensation Policy

Under an amendment to the Companies Law that was adopted in December 2012, in addition to appointing a compensation committee, we are required to adopt a compensation policy. Such policy must be set by our board, after considering the recommendation of our compensation committee, and requires shareholder approval. However, under the Companies Law, the compensation committee and the board of directors can adopt a compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors have determined that the compensation policy is for the benefit of the Company. See “—Compensation Policy” below.

Pursuant to the Companies Law, in December 2013, following the recommendation of our compensation committee, our board of directors and our shareholders approved our compensation policy, to which we refer as our 2013 Compensation Policy. As of the date hereof, the terms of all of the office holders in the Company are in line with the 2013 Compensation Policy.

Approval of Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our Chief Executive Officer requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the Companies Law with respect to the Chief Executive Officer, the approval of our shareholders. Also, in certain cases such as the compensation of the Chief Executive Officer, or a director who is also a controlling shareholder, or if a controlling shareholder has a personal interest in the approval of such director’s terms of service, the shareholders’ approval must include the special majority described under “Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and “Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” below.

The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our then-effective compensation policy will also require shareholder approval which must include the special majority described under “Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” below.

External directors and directors who are classified as independent directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law.

For additional information, see “—Compensation of Directors” and “—Compensation of Executive Officers.”

Financial Statements Review Committee

Our financial statements review committee, which complies with the Israeli Companies Regulations (Provisions and Conditions Regarding the Financial Statements’ Authorization Process), 2010, is responsible for considering and making recommendations to the board of directors on our financial statements. Prior to the approval of our financial statements by our board of directors, the financial statements committee reviews and discusses the financial statements and presents its recommendations with respect to the financial statements to the board of directors. Our financial statements review committee currently consists of Mr. Gong, an independent director, and our two external directors, Mr. Ofir and Ms. Haran. Mr. Ofir serves as the chairman of the financial statements review committee. If we decide, following this offering, to list our shares for trading in the Tel-Aviv Stock Exchange, the requirement to have a financial statements committee will no longer be applicable to us, and we may decide to disband our financial statements committee and the audit committee will be responsible for the oversight of these matters.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor recommended by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an “interested party” or an office holder, or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent accounting firm or anyone acting on its behalf. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the company’s outstanding shares or voting rights, (ii) any person or entity (or relative of such person) who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Mr. Jehoshua Hazenfratz serves as our internal auditor.

Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “—Directors and Executive Officers” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interests between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder in the company.

A requisite majority of our shareholders may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient period of time before the date for discussion of approval of such act.

Disclosure of Personal Interests of an Office Holder and Approval of Transactions

The Companies Law requires that an office holder promptly disclose to the company any “personal interest” that he or she may have, and all related material information or documents relating to any existing or proposed transaction by the company. A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director, general manager or chief executive officer, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director, the general manager or the chief executive officer, but excluding a personal interest stemming solely from ownership of shares in the company, and including the personal interest of a person voting as a proxy, even when the person granting such proxy has no personal interest. An interested office holder’s disclosure must be made promptly and no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an “extraordinary transaction.”

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, and which is not an extraordinary transaction, requires approval by the board of directors. Our articles of association provides that a transaction between the Company and an office holder and a transaction between the company and another person or entity in which an officer holders has a personal interest, which is not an extraordinary transaction, shall be approved by the board of directors or a committee of the board (if the board delegated such power to a committee) or another person who has no personal interest in such transaction authorized by the board. Such approval or authorization may apply to a particular transaction or in general to a specific type of transaction. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and officers who are controlling shareholders, see “—Disclosures of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions,” for the approval of compensation arrangements with directors, see “—Compensation of Directors” and for the approval of compensation arrangements with office holders who are not directors, see “—Compensation of Executive Officers.”

Subject to certain exceptions, any person who has a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting, unless such person is an office holder and invited by the chairman of the board of directors or of the audit committee, as applicable, to present the matter being considered, and may not vote on the matter. In addition, a director who has a personal interest in the approval of a transaction may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee, as applicable, have a personal interest in the transaction. If the majority of the members of the board of directors have a personal interest, shareholder approval is also required.

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to office holders also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the terms of management and consulting services provided by a controlling shareholder or his or her relative, the terms of employment of a controlling shareholder or his or her relative who is employed by the company and who is not an office holder and the terms of service and employment, including exculpation, indemnification or insurance, of a controlling shareholder or his or her relative who is an office holder, require the approval of each of the audit committee, the board of directors and the shareholders, in that order, provided that with respect to terms of service and employment of a controlling shareholder or his or her relative who is an office holder, the approval of the compensation committee is required in lieu of the audit committee. In addition, the shareholder approval must fulfill one of the following requirements:

•	a majority of the shares held by shareholders who have no personal interest in the transaction and who are present and voting at the meeting are voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

Any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires approval every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative that would otherwise require approval of the shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. The audit committee may not make such determinations with respect to a transaction regarding the terms of service and employment of a controlling shareholder or his or her relative. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

According to procedures adopted by our audit committee, a non-extraordinary transaction with a controlling shareholder (except for transactions regarding compensation terms), shall be approved by two members of the company’s management and the audit committee and board of directors of the company shall be informed of such transactions on an annual basis.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the company’s articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty to act with fairness towards the company. These shareholders include any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote, and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder. The Companies Law does not define the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if all of the following are met:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Pursuant to certain relief regulations, if, and for as long as, the company’s shares are listed only outside of Israel, shareholders’ approval for a significant private placement is not required.

Compensation Policy

Pursuant to a recently enacted amendment to the Israeli Companies Law (the “Compensation Amendment”), we are required to adopt a compensation policy that must establish the terms of service and employment of our “office holders” (as defined below), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment. Such compensation policy must comply with the requirements of the Compensation Amendment. The compensation policy must be approved at least once every three years by our board of directors, upon recommendation of our compensation committee, and by a special majority of the shareholders. In certain circumstances, the compensation committee and the board of directors may approve the compensation policy even if the shareholders did not approve the compensation policy.

Our compensation policy, which was approved by our shareholders on December 24, 2013, applies to the following: our chief executive officer, our other officers (as such term is defined under the Israeli Companies Law), our senior members of management who do not serve as officers in the Company and our directors (the “Office Holders”). Our compensation policy has been drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the possible components of the compensation, the maximum amounts of various components of compensation and the method/parameters to be used in determining the compensation.

According to our compensation policy, the ceiling for the annual cost of the compensation granted to our chief executive officer will be determined by our Compensation Committee each year, giving due attention to the total annual cost of employment of chief executive officers in comparable companies operating in the same lines of business of the Company and/or in other companies in the global market with a volume of operations similar to that of the Company. In addition, our compensation policy sets out the maximum ratio between our chief executive officer’s annual base salary and annual bonus. The total cost of the chief executive officer’s annual bonus shall not exceed NIS 9 million.

For our other Office Holders (which are not directors), the annual bonus may not exceed an amount equivalent to that Office Holder’s annual base salary (as in effect in December of that relevant year). However, if during any calendar year, an Office Holder is not granted share based compensation and/or awarded a Long Term Incentive Cash Reward, as defined below under “—Employee Compensation Plans—Long Term Incentive Cash Rewards,” the bonus may not exceed an amount equal to 167% of the Office Holder’s annual base salary (as in effect in December of any relevant year).

The bonus under the Compensation Policy will depend on a variety of factors linked to the Office Holder’s performance and the Company’s performance, 80% of which is linked to predetermined quantitative factors and the remaining 20% is linked to qualitative factors.

In addition, according to our compensation policy, our Office Holders (including the CEO, but excluding the directors) are entitled, from time to time, under special circumstances (including an initial public offering and certain other major transactions) and subject to the Company’s full discretion, to special bonuses that take into account their contribution to the Company, provided that the amount of the special bonus shall not exceed an amount equal to 150% of that Office Holder’s annual base salary (as in effect in December of any relevant year).

According to the Compensation Policy, our Office Holders may also be granted long term incentives including share based compensations. The maximum annual value of the share based compensation to our Office Holders is subject to a cap to be approved by the relevant Chinese authorities. This cap, which is set by the relevant Chinese authorities, is currently set, with respect to our Chief Executive Officer, at 60% of his annual total cost of compensation, based on a valuation prepared for the Chinese authorities, and, with respect to our other Office Holders, at 50% of their annual total cost of compensation based on a valuation prepared for the Chinese authorities. For additional information see “—Employee Compensation Plans—2013 Option Plan.”

Compensation of Directors

Our external directors are entitled to compensation subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. As of the date of this prospectus, we apply the same provisions and limitations applied to our external directors to the compensation of our independent director under the Companies Law and to the vice chairman of the board of directors. We currently pay our external and independent directors an annual fee of NIS 111,344 (approximately $32,386), as well as a fee of NIS 4,285 (approximately $1,246) for each board or committee meeting attended in person. Our other directors are not entitled to compensation other than reimbursement of expenses, except for Mr. Ami Erel, the vice chairman, who, following the approval of our shareholders, is entitled to the same compensation as an external director. For the year ended December 31, 2013, reimbursable expenses of our directors, together with all compensation to our external and independent directors, was approximately $251,209 in the aggregate.

We may grant to our directors options in the future, subject to receipt of the requisite approvals under Israeli law, as described below.

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company.

The compensation (including insurance, indemnification and exculpation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described above under “—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers as of the date of this prospectus for the year ended December 31, 2013, was approximately $6.7 million. This amount includes approximately $1.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers.

Under Israeli law, as a reporting corporation, we are required to disclose the compensation, on an individual basis, of our five most highly compensated senior executive officers (as defined in the Israeli Securities Law). The following table presents information regarding compensation accrued in our financial statements for our senior executive officers as of December 31, 2013 with respect to whom specific disclosure has been made in Israel, namely our former President and Chief Executive Officer, our former Deputy Chief Executive Officer (and current President and Chief Executive Officer), our Chief Commercial Officer, our Chief Executive Officer of the Americas Region and our Chief Executive Officer of the Asia-Pacific and Africa Regions, in each case as of December 31, 2013 (reflecting costs to the Company).

Name & Position (as of December 31, 2013)	Salary(1)	Bonus(2)		Total
Erez Vigodman
Former President and Chief Executive Officer(3)	$609,000	$2,018,000	(4)	$2,627,000
Chen Lichtenstein
Current President and Chief Executive Officer and Former Deputy Chief Executive Officer(5)	663,000	377,000	(6)	1,040,000
Ignacio Dominguez
Chief Commercial Officer	1,024,000	624,000	(6)	1,648,000
Shaul Friedland
Chief Executive Officer of the Americas Region(7)	637,000	501,000	(6)	1,138,000
Ran Maidan
Former Chief Executive Officer of the Asia-Pacific Region(8)	678,000	443,000	(6)	1,121,000

(1)	The salaries set out in the above table have been translated at the rate of $1.00 = NIS 3.609, the average exchange rate published by the Bank of Israel for the year ended December 31, 2013,

and include the following components: monthly Israeli CPI-linked salary for those who receive salary payments in NIS, social benefits, customary social and related provisions, company car and reimbursement of telephone expenses.
(2)	The bonus that appears in the above table represents the bonus with respect to 2013, which was set in accordance with the provisions in our compensation policy.
(3)	Mr. Vigodman served as our President and Chief Executive Officer from 2010 until his resignation effective as of February 7, 2014. On December 24, 2013, our board of directors approved the adjustment of the employment agreement of Mr. Vigodman, such that the bonus mechanism set in the agreement will be consistent with the provisions in our compensation policy.
(4)	According to the approval of our compensation committee on March 5, 2014 and of our board of directors on March 6, 2014, the bonus component set out in the table above reflects the annual bonus to be granted to Mr. Vigodman for his role as President and Chief Executive Officer during 2013.
(5)	Mr. Lichtenstein was appointed as our President and Chief Executive Officer effective February 7, 2014. The information that appears in the table above represents the compensation to which Mr. Lichtenstein was entitled for his role as Deputy Chief Executive Officer during 2013.
(6)	According to the approval of our compensation committee on March 5, 2014 and of our board of directors on March 6, 2014, the bonus component set out in the table above reflects the annual bonus for 2013 and a special bonus as substitute for share based compensation for 2013 to be granted to the senior officers according to our compensation policy.
(7)	Mr. Friedland was appointed as our Chief Commercial Officer and Head of Environmental Solutions in 2014.
(8)	Mr. Maidan ceased to be employed by the Company as of July 31, 2014.

Pursuant to the Companies Law, the compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors, described above, and the chief executive officer, described below) is to be approved first by the compensation committee; second by the company’s board of directors; and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders provided that either:

•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

The compensation (including insurance, indemnification and exculpation) of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors; and third, a majority of the company’s shareholders provided that either:

•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Under the Companies Law, if the shareholders of the company do not approve the compensation arrangement with an office holder who is not a director, including the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy. In the event that an existing compensation arrangement with an office holder who is not a director, including the chief executive officer, is amended, only the approval of the compensation committee (or the audit committee, as applicable) is required so long as the compensation committee determines that the amendment is not material in relation to the existing compensation arrangement.

Where the office holder is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described above under “—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholders and Approval of Certain Transactions.”

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability for breaching his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, 5728-1968, as amended (the “Israeli Securities Law”), a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her, as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•	a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); or (2) in connection with a monetary sanction;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea); and

•	a payment that the office holder is obligated to pay to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with certain proceedings under the Israeli Securities Law, including reasonable legal expenses, which includes attorney fees.

In addition, under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, to the extent provided in the company’s articles of association:

•	a breach of a duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party;

•	a monetary liability imposed on the office holder in favor of a third party; and

•	a payment which the office holder is obligated to pay to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with certain proceedings under the Israeli Securities Law, including reasonable legal expenses, which includes attorney fees.

Under the Companies Law and the Israeli Securities Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	exculpation for breach of the duty of care committed in connection with distribution;

•	an act or omission committed with intent to derive illegal personal benefit;

•	a fine, civil fine, monetary sanction or forfeiture levied against the office holder; or

•	certain procedures pursuant to the Israeli Securities Law, except as set forth above.

For the approval of exculpation, indemnification and insurance of office holders who are directors, see “—Compensation of Directors,” for the approval of exculpation, indemnification and insurance of office holders who are not directors, see “—Compensation of Executive Officers” and for the approval of exculpation, indemnification and insurance of office holders who are controlling shareholders, see “—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law and the Israeli Securities Law.

We have entered into indemnification agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with certain criminal charges in which the office holder was found guilty and monetary sanctions imposed as an alternative to certain criminal procedures), including with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders is 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Employment Agreements with Executive Officers

Most Highly Compensated Senior Executive Officers

We have entered into employment agreements with all of our senior executive officers, including the three most highly compensated executive officers. All such executive officers are entitled to an annual bonus, the majority of which is subject to the fulfillment of certain targets (key personal indicators) determined each year by the board of directors (for our chief executive officer) and by our chief executive officer (for the other executive officers) and the minority of which is discretionary. Our executive officers may also be entitled to options under our 2013 Plan and cash awards under our Long Term Cash Incentive Plan. In addition, all such executive officers may be entitled to a company car (including a gross up for related taxes), as well as pension, life and health insurance, social rights and benefits, mobile phone (including a gross up for related taxes), Internet and landline phone, travel expenses, hosting expenses and accommodation abroad and in Israel, subscription to daily newspapers, seminars and courses, holiday gift, annual leave, medical examinations and other expenses, all in accordance with our Compensation Policy.

Chen Lichtenstein President and Chief Executive Officer.    On June 22, 2014, we entered into an employment agreement with Chen Lichtenstein in his capacity as our President and Chief Executive Officer, effective as from February 7, 2014. This agreement supersedes previous employment agreements between the parties (Mr. Lichtenstein has been an employee of the Company since 2006). Under his employment agreement, Mr. Lichtenstein is entitled, among others, to the following:

•	A monthly gross salary of NIS 153,686 (approximately $44,702) linked to the CPI;

•	An annual bonus, determined annually by our compensation committee, board of directors and shareholders, in accordance with our Compensation Policy, as detailed above.

Either party may terminate the agreement at any time upon three months prior written notice to the other party, and we may terminate the agreement immediately in case Mr. Lichtenstein is convicted in embezzlement or another offence that carries disgrace with respect to the Company. In the event of termination of the agreement (other than under circumstances that entitle us to dismiss an employee without paying him severance pay), Mr. Lichtenstein is entitled to 130% of his gross monthly salary, multiplied by six, as one-time acclimation bonus. We also undertook to indemnify and insure Mr. Lichtenstein against certain liabilities in accordance with the Companies Law.

Throughout the term of his employment agreement and for a period of six (6) months following the termination of his employment, Mr. Lichtenstein shall not be employed or provide any services to a competitor, and shall not solicit away from the company any person or firm with whom the company has a commercial relationship.

Ignacio Dominguez, Chief Commercial Officer.    Effective as of December 20, 2012, we entered into an employment agreement with Ignacio Dominguez with respect to his employment as our Chief Commercial Officer and Head of the Product and Global Marketing Division. Either party may terminate the agreement at any time upon six months prior written notice to the other party (the “Notice Period”). The Notice Period will be extended by three months for every 5 years of Mr. Dominguez’ employment. We may terminate the agreement immediately for cause (as defined in the agreement). In the event of termination of Mr. Dominguez employment by us, other than in the case of termination for cause, Mr. Dominguez shall be entitled to severance compensation, in an amount equal to the higher of (1) the severances to which he is entitled by law; and (2) euro 300,000. In the event Mr. Dominguez resigns, he shall be entitled to the severances he would have been entitled to according to law as if his employment was terminated by us without a cause. Mr. Dominguez’ agreement contains a non-competition provision effective during the period of his employment and the 12 months following his termination.

Shaul Friedland, Chief Commercial Officer.    Effective as of May 1, 2010, we entered into an employment agreement with Shaul Friedland with respect to his employment in his capacity as head of Americas region. Either party may terminate the agreement at any time upon three months prior written notice to the other party, and we may terminate the agreement immediately with the occurrence of certain agreed circumstances. In the event of termination of Mr. Friedland’s employment by us, Mr. Friedland shall be entitled to a special additional compensation in the amount of $150,000. The agreement contains a non-competition provision effective in certain defined territories and during the period of his employment and the 12 months following his termination.

The other two most highly compensated executive officers listed in the compensation table under the caption “—Compensation of Executive Officers” are no longer employed by the Company.

Other Executive Officers

We have entered into written employment agreements with our other executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and certain agreements contain also provisions regarding assignment of inventions. The non-competition provision applies for a period that is generally between 3-12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice prior to terminating the employment of such executive officers generally three to four months in advance of the termination, other than in the case of a termination for cause.

Each of our employment agreements with such executive officers provides for annual bonuses, the majority amount of which are subject to the fulfillment of certain targets determined for each year and other benefits in accordance with our compensation policy.

Employee Compensation Plans

2013 Option Plan

In December 2013, our board of directors approved, after its approval by the compensation committee, a global stock options plan (the “2013 Plan”) under which we are authorized to grant options to our employees and consultants (“Grantees”). The 2013 Plan is effective until December 23, 2023, and is designed to incentivize and compensate the Grantees. The 2013 Plan is administered by our board of directors, based upon the recommendations of our compensation committee, or, to the extent permitted by applicable law, the Company’s incorporation documents and the delegation of authority by the board, the compensation committee.

Each option granted under the 2013 Plan is exercisable for one of our ordinary shares, subject to certain adjustments. The exercise price of each option granted under the 2013 Plan is equal to $6.09. As of August 8, 2014, we have 11,600,510 options issued and outstanding under the 2013 Plan, and we may grant 636,777 additional options.

The Grantees will be entitled to exercise all or some of the options allotted to them, on any business day through the date of their expiration, once the options are vested. The options will vest in three equal installments on the second, third and fourth anniversaries, commencing on January 1,

2014 and subject to achieving certain periodic predetermined net sales targets and EBITDA targets detailed in our 5-year plan, provided that notwithstanding the vesting schedules, the options shall only be exercisable to shares upon all or some of our shares being listed for trading on the TASE and/or on a stock exchange outside of Israel. If the predetermined targets are achieved in a partial manner, the options will partially vest in accordance with the terms of the 2013 Plan. In case of termination of a Grantee’s employment or services with us, the treatment of such Grantee’s options shall be decided by our board of directors, or compensation committee, unless such relationship was terminated for Cause, as such term is defined in the 2013 Plan. Upon termination for Cause, vested options shall be exercisable within the earlier of: (1)180 days from the termination date; or (2) the option expiration date, and all non-vested options shall expire immediately upon termination.

Options granted under the 2013 Plan may be exercised by way of net exercise, in such way that a Grantee is not required to pay the exercise price in cash when exercising the options. Instead, the Grantee would receive, upon exercise, such number of ordinary shares with a total fair market value (as defined in the 2013 Plan) equal to the difference between the total fair market value of the ordinary shares underlying the exercised options and the total exercise price for such options, after reducing any taxes due in relation to the exercise.

Options granted to our employees who are Israeli residents under the 2013 Plan were intended to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains route. In order to enjoy the benefits of the capital gains route, all options and shares under the 2013 Plan that were granted to our employees who are Israeli residents, were granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant of the options. Under the capital gains alternative, we are not allowed an Israeli tax deduction for the grant of the options or issuance of the shares issuable thereunder.

Long Term Incentive Cash Rewards

Concurrently with the approval of the 2013 Plan, as a result of limitations on the annual value of Share-Based Rewards set by Chinese regulations, our compensation committee and board of directors approved a separate plan for granting long-term incentive cash rewards (“Long Term Incentive Cash Rewards”), and a grant of long term incentive cash rewards to certain of our Office Holders and members of our management who are not Office Holders. The entitlement under the Long Term Cash Incentive plan will be specified, with respect to each grantee, in the cash incentive agreement. The vesting and exercise terms of the Long Term Incentive Cash Rewards shall be generally similar to the terms of the options, including with regard to the required targets, with the exception of certain provisions regarding the exercise method of the Long Term Incentive Cash Reward, certain adjustments and other administrative processes. There are currently 11 offerees that are entitled to cash rewards under the Long Term Incentive Cash Regards plan, and the aggregate amount of awards that will be granted under the Long Term Incentive Cash Rewards if all of the conditions to vesting and exercise have been satisfied is $1.21 million.

Loans Extended and Guarantees Provided

We have not extended any loans to members of our board of directors or to our executive officers, nor have we guaranteed any loans on their behalf.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Merger Agreement

On January 8, 2011, we entered into a merger agreement (the “Merger Agreement”) with an indirect wholly-owned subsidiary of CNAC that was incorporated in Israel for the purpose of entering into the Merger Agreement, Koor and M.A.G.M. Chemical Holdings, Ltd. (together, the “Koor Companies”). On August 7, 2011, our shareholders approved the Merger Agreement and related agreements. On October 17, 2011, the merger was consummated, and CNAC acquired 60% of our issued and outstanding shares, including all of the shares of the Company held by the public, at a price of $5.57450 per share, or a total company equity valuation of $2.4 billion. Following the closing of the merger, our shares where delisted from the TASE and we became a private company held 60% by CNAC and 40% by the Koor Companies. Although we became a private company, because we have debentures that are listed in the TASE, we continue to be a reporting corporation under Israeli law.

Shareholders Agreement

In connection with the merger, CNAC and the Koor Companies entered into a Shareholders Agreement. We expect that the Shareholders Agreement will be amended and restated in connection with this offering to set out certain rights that CNAC and Koor will have in respect of our governance.

Loan Agreement

In connection with the merger, CNAC arranged for Koor to be extended a $960 million loan, through the Export and Import Bank of China. The loan matures on October 17, 2018 and bears interest during each interest period at a rate equal to the lower of (x) the interest that CNAC incurred during such period on the debt financing to pay the merger consideration and (y) six months LIBOR plus 4.5% per annum. During the first four years of the loan the interest is payable in kind. Beginning in the fifth year, interest must be paid in cash on a quarterly basis on March 20, June 20, September 20 and December 20. The loan is a non-recourse loan and is secured by a first lien on shares of Adama held by Koor in favor of the Export and Import Bank of China. Koor has the right, commencing on the first anniversary of the loan, to prepay any part of the loan either in cash or by transferring to CNAC or the Export and Import Bank of China a number of pledged shares of Adama that bears the same proportion to the total number of pledged shares as the amount to be prepaid bears to the total amount of the loan. Upon an event of default, if Koor does not repay the loan, the lender has the right to exercise the pledged shares against the loan.

Registration Rights Agreement

In connection with the merger, CNAC and the Koor Companies have entered into a Registration Rights Agreement dated as of June 28, 2011 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement the Koor Companies shall be entitled to cause us to conduct an initial public offering if an initial public offering has not occurred on or before October 17, 2014. In such event, the Koor Companies shall also have the right to direct the structure and timetable of the initial public offering.

The Koor Companies may also request that we register under the Securities Act all or any portion of our securities held by the Koor Companies, twice on Form F-1 or an unlimited number of times on Form F-3 if available to us (“Demand Registrations”). In addition, whenever we propose to register our securities under the Securities Act, we must include in such registration all of the securities held by the

Koor Companies so requested included by the Koor Companies in advance (the “Piggyback Registrations”). Both the Demand Registrations and the Piggyback Registrations are subject to certain cut-back provisions at the discretion of the managing underwriter of the offerings.

Purchase of Options from Senior Management and Employees

In connection with the merger, we acquired from approximately 130 employees, including our former chief executive officer and eight other senior officers, outstanding options for consideration of approximately NIS 73.4 million (approximately $19.5 million (at the date of acquirement)), in the aggregate. The acquisition was completed in 2011 shortly before the completion of the merger. The options had been issued to our officers, employees and directors during the period from 2003 through 2010. As a result of this acquisition, as of December 31, 2013, we had no outstanding options. As of August 8, 2014, we have granted 11,600,510 options under the 2013 Plan, and we may grant 636,777 additional options. See “Management—Employee Compensation Plans.”

Ordinary Course Transactions with Affiliates

From time to time, we enter into transactions in the ordinary course of business with affiliates of Koor. Koor is controlled by the IDB Group which is a diversified conglomerate. The IDB group controls other companies from which we may purchase services such as cellular communications, travel and insurance. These transactions are entered into on an arms-length basis.

In addition, from time to time, we enter into transactions in the ordinary course of business with affiliates of CNAC. For example, we might purchase products and raw materials from companies controlled by, or under common control with, CNAC, especially in the Chinese market. These transactions are entered into on an arms-length basis.

Information regarding certain of these transactions is set forth in Note 28 to our audited consolidated financial statements included elsewhere in this prospectus.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our ordinary shares as of June 30, 2014, by:

•	each person whom we know to own beneficially more than 5% of our ordinary shares; and

•	each of the directors and named executive officers individually and all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 30, 2014. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 430,531,550 ordinary shares outstanding as of June 30, 2014, and             ordinary shares outstanding after the completion of this offering assuming no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed shareholder is c/o Adama. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial owner	Number	Percent	Number	Percent
5% Shareholders
China National Agrochemical Corporation(2)	258,318,930	60%	258,318,930
Koor Industries, Ltd(3).	172,212,620	40%	172,212,620

Directors and Officers
Yang Xingqiang (Chairman)	*	*	*	*
Erel, Ami	*	*	*	*
An Liru	*	*	*	*
Cohen, Raanan	*	*	*	*
Gong Zhang	*	*	*	*
Haran, Shoshan	*	*	*	*
Lu Xiaobao	*	*	*	*
Ofir, Yehezkel	*	*	*	*
Ren Jianxin	*	*	*	*
Lichtenstein, Chen	*	*	*	*
Abramov, Elhanan	*	*	*	*
Arlosoroff, Michal	*	*	*	*
Dominguez, Ignacio	*	*	*	*
Friedland, Shaul	*	*	*	*
Harari, Daniel	*	*	*	*
Lahav, Aviram	*	*	*	*
Directors and Officers as a group (16 persons)	*	*	*	*

*	Less than 1%.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriters.”
(2)

Reflects our ordinary shares directly held by CNAC International Pte. Ltd., a company incorporated under the laws of Singapore. CNAC International Pte. Ltd. is a wholly-owned subsidiary of CNAC International Limited, a company incorporated under the laws of Hong Kong.

CNAC International Limited is a wholly-owned subsidiary of China National Agrochemical Corporation. China National Agrochemical Corporation is a wholly-owned subsidiary of China National Chemical Corporation. China National Chemical Corporation is wholly owned by the government of the People’s Republic of China and is under the administration of the China State-owned Assets Supervision and Administration Commission of the State Counsel.
(3)	Reflects our ordinary shares held by Koor Industries, Ltd. Koor Industries, Ltd. is a wholly-owned subsidiary of Discount Investment Corp. Ltd., a limited liability company incorporated and organized under the laws of the State of Israel, whose securities are traded on the Tel-Aviv Stock Exchange. 73.22% of the share capital of Discount Investment Corp. Ltd. are held by IDB Development Corporation Ltd., a limited liability company incorporated and organized under the laws of the State of Israel, whose securities are traded on the Tel-Aviv Stock Exchange. 26.65% of the share capital of IDB Development Corporation. Ltd. is held by C.A.A. Extra Holdings Ltd, a limited liability company incorporated and organized under the laws of the State of Israel, which is wholly-owned by Mr. Mordechy Maureice Ben Moshe. In addition, 26.65% of IDB Development Corporation Ltd.’s share capital is held by Dolphin Netherlands B.V., a limited liability company incorporated and organized under the laws of the Netherlands. Dolphin Netherlands B.V. is a wholly-owned by Dolphin Investments (Gibraltar) Ltd, a limited liability company incorporated and organized under the laws of Gibraltar, which is wholly-owned by Dolphin Fund Limited, an investment fund incorporated and organized under the laws of Bermuda. 100% of the management shares of Dolphin Fund Limited are held by CVCU Consultores Venture Capital Uruguay S.A., a wholly-owned subsidiary of Consultores Assets Management S.A. 85% of the equity securities of Consultores Assets Management S.A. are held by Mr. Eduardo Elsztain, and 15% of the equity securities of Consultores Assets Management S.A. are held by Mr. Saul Zang. In addition to his indirect holding of the management shares of Dolphin Fund Limited, Mr. Eduardo Elszstein holds indirectly participation shares of Dolphin Fund Limited, which do not entitle their holders with voting rights in Dolphin Fund Limited. E.T.H.M.B.M Extra Holdings, C.A.A. Extra Holdings Ltd, Dolphin Netherlands B.V. and Dolphin Fund Limited have entered into a shareholders’ agreement concerning IDB Development Corporation Ltd.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following description is a summary of the material terms of our long-term indebtedness. Our external financing sources consist of (i) short-and long-term bonds, (ii) short-and long-term bank credit, mainly from Israeli banks, (iii) receivables financing, and (iv) suppliers’ credit.

Bonds

As of June 30, 2014, excluding current maturities, we had outstanding $1,135 million aggregate principal amount of bonds. The indentures governing these bonds do not contain any financial covenants and the bonds are not secured.

The following table sets forth information with respect to each series of our outstanding bonds as of June 30, 2014:

Series	Date of Issuance	Total Par Value on the Date of Issuance (NIS/ Million)	Stated Interest Rate (%)	Effective Interest Rate (%)	Dates of Interest Payment	Dates of Principal Payment	Linkage Basis	Fair Value (USD/ Millions)
B	December 2006	1,650	5.15	4.0	Semiannually on May 31 and on Nov 30 in each of the years 2006- 2036	Nov. 30 of each of the years 2020- 2036	Israeli CPI for October 2006	1,052.6
	January 2012	514
	January 2013	600

D	December 2006	235	6.5	1.8	Semiannually on May 31 and Nov. 30 of each of the years 2006- 2016	Nov. 30 of each of the years 2011- 2016	Not linked	367.1
	March 2009	472
	January 2012	541
	February 2014	488

For additional information on our outstanding bonds, see Note 15 to our audited consolidated financial statements included elsewhere in this prospectus.

Bank Financing

Our bank financing is composed of short-term (under a year) and long-term (over a year) credit. As of June 30, 2014, the balance of the long-term bank credit was approximately $226.6 million. As of June 30, 2014, the balance of the short-term bank credit was approximately $484.8 million.

The tables below set forth information about the interest rates, currencies and outstanding balance of the long-term and short-term bank loans as of December 31, 2013:

	Long-term Bank Loans (including current maturities)
Currency	Weighted Interest Rate as of December 31, 2013	Effective Interest Rate	Outstanding Amount as of December 31, 2013
	(%)	(%)	(in thousands)
U.S. Dollar	4.4	4.43	336,434
Brazilian Real	5.3	5.39	4,462
Euro	1.9	1.91	1,980
Other	2.4	2.47	1,401
Total	—	—	344,277

	Short-term Bank Loans (including current maturities)
Currency	Weighted Interest Rate as of December 31, 2013	Effective Interest Rate	Outstanding Amount as of December 31, 2013
	(%)	(%)	(in thousands)
Zloty	6.1	6.29	2,694
Euro	2.3	2.32	2,489
Other	11.9	12.64	1,291
Total	—	—	6,474

U.S. Dollar	2.41	2.44	126,984
NIS	2.62	2.65	19,371
Euro	1.90	1.92	52,905
Other	5.92	6.10	95,198
Total	—	—	294,458

Financial Covenants under the Bank Facilities

Our long-term bank financing agreements include covenants requiring us to maintain certain financial ratios (“Financial Covenants”). For the six months ended June 30, 2014, the Financial Covenants applicable to substantially all of our long-term bank financing were as follows:

•	The ratio of the interest-bearing financial liabilities to shareholders’ equity of Adama shall not exceed 1.25. As of December 31, 2012 and 2013 and June 30, 2014, the ratio was 0.8, 0.8 and 0.8, respectively.

•	The ratio of the interest-bearing financial liabilities to earnings before interest, taxes, depreciation and amortization (EBITDA) for the last 12 months shall not exceed 4.0. As of December 31, 2012 and 2013 and June 30, 2014, the ratio was 2.6, 2.5 and 2.7, respectively.

•	The shareholders’ equity will not be less than $1.22 billion. As of December 31, 2012 and 2013 and June 30, 2014, Adama’s shareholders’ equity amounted to $1.328 billion, $1.403 billion and $1.59 billion, respectively.

In addition, one of our agreements further requires that our balance of retained earnings in our financial statements be at least $700 million. As of December 31, 2012 and 2013 and June 30, 2014, we had retained earnings of $836.4 million, $960.8 million and $1,119.6 million, respectively.

Our agreements also include change of control provisions pursuant to which a “change in control” (as such term is defined in the relevant financing documents) of Adama Agricultural Solutions Ltd. or its direct subsidiaries, Makhteshim Chemical Works Ltd. or Agan Chemical Manufacturers Ltd., without the prior written consent of the banks will constitute an event of default that will lead to an immediate repayment.

Receivables Financing Facility

In September 2004, we, certain of our subsidiaries and Rabobank International entered into a receivables financing facility. Pursuant to this agreement, as amended, we sell our trade receivables to a third party special purpose vehicle (the “Acquiring SPV”) which finances the purchase of such receivables with borrowings from an affiliate of Rabobank. The Acquiring SPV purchases the trade receivables at a discount that depends on the anticipated period between the sale of the receivable and the expected repayment date. Although we bear the risk for any losses sustained by the Acquiring SPV from any unpaid receivable, we purchased an insurance policy in 2007 and renewed the policy in 2012 under which the Acquiring SPV is indemnified for losses arising from unpaid receivables. Our premiums on the policy are fixed.

The maximum amount of receivables that may be securitized under the receivables financing facility is subject to seasonal adjustments:

•	For the period beginning April 1 and ending June 30, $350 million;

•	For the period beginning July 1 and ending September 30, $300 million; and

•	For the period beginning October 1 and ending March 31, $250 million.

The receivables financing facility, as amended, includes financial covenants identical to the Financial Covenants (other than the covenant included in one of our agreements related to our balance of retained earnings). For additional information regarding our receivables financing facility, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF SHARE CAPITAL

Upon the closing of this offering, our authorized share capital will consist of         ordinary shares, par value NIS 1.00 per share. As of June 30, 2014, 430,531,550 ordinary shares were issued and outstanding. All of our outstanding ordinary shares are validly issued, fully paid and non-assessable and have equal rights. Our ordinary shares are not redeemable and do not have any preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for anti-terror legislation and legislation prohibiting residents of countries in a state of war with Israel from being recognized as owners of ordinary shares.

The description below is a summary of the material provisions of our articles of association, which we expect to amend prior to the completion of the offering, and of related material provisions of the Companies Law.

Ordinary Shares

Voting

Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument. The Shareholders Agreement between our existing shareholders provide our existing shareholders with certain governance rights. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. In accordance with the Companies Law, directors in Israeli companies are generally elected by holders of a simple majority of the shares at a general shareholder meeting (excluding abstentions). As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of the directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Management—External Directors.”

Dividend and Liquidation Rights

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, after deduction of previous distributions (if such distribution were not already deducted from retained earnings), provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 15 days (but not more than 45 days). The chairman of our board of directors presides over our general meetings. However, if at any general meeting the chairman is not present within 15 minutes after the appointed time, or is unable or unwilling to act as chairman of such meeting, then the shareholders present will choose one (1) of the persons present, whether such person is a shareholder or a proxy for a shareholder, to be chairman of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between 4 and 21 days prior to the date of the meeting or between 28 and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

Pursuant to our articles of association, the quorum required for a meeting of our shareholders is the presence of two or more shareholders present in person, by proxy or by a voting instrument, or if a shareholder is a corporation—by a representative or proxy who hold at least a majority of our voting power within half an hour after the time set for the meeting. A meeting adjourned for lack of a quorum is generally adjourned one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the notice of the meeting to the shareholders, or if we serve notice to our shareholders no less than seventy two (72) hours before the date fixed for the adjourned meeting. Pursuant to our articles of association, at the reconvened meeting, the meeting will take place with one (1) or more shareholders present, personally or by a proxy or if a shareholder is a corporation—by a representative or proxy and holding shares conferring in the aggregate at least a majority of our voting power of the company, within half an hour after the time set for the adjourned meeting.

Resolutions

Under the Companies Law, unless otherwise provided in our articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution (excluding abstentions). The approval of certain matters such as the appointment of external directors, a compensation policy, related party transactions, terms of employment of an officer or a director that are not in line with the compensation policy, the terms of employment to the Chief Executive Officer and the tenure of the Chief Executive Officer as the Chairman of the Board of Directors, require higher majority thresholds. For more information on certain related party transactions, see “Management.”

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or with the Israel Securities Authority. In addition, any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial or technological secret or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would, as a result, hold directly or indirectly, alone or together with others, over 90% of the target company’s issued and outstanding share capital or voting rights (or over 90% of the issued and outstanding share capital or voting rights of a certain class of shares) is required by the Companies Law to make a tender offer to all of the company’s shareholders (or all of the shareholders who hold shares of the same class) for the purchase of all of the issued and outstanding shares of the company or of a certain class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the consideration of the shares under the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value of the tendered shares and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder, directly or indirectly, alone or together with others, of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder, directly or indirectly, alone or together with others, of more than 45% of the voting rights in the company, provided there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private placement, that was approved by the company’s shareholders and whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

A special tender offer must be for shares representing at least 5% of the outstanding voting rights, and must be extended to all shareholders of a company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or to abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors must reveal any personal interest each one of the directors has, if any, in the acceptance of the tender offer or the results thereof.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to the special tender offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them must refrain from making a subsequent tender offer for the purchase of shares of the target company and may not effect a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders. Under our articles of association, a merger shall require the approval of     % of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy, and any amendment to such provision shall require the approval of     % of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy. If a merger constitutes an extraordinary transaction with a controlling shareholder, it requires the approval of shareholders by a special majority. See “Management—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law.”

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. This provision shall not apply if the merger constitutes an extraordinary transaction with a controlling shareholder, in which case the approval of shareholders by a special majority will be required.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured and significant creditors. Unsecured and non-significant creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. Pursuant to the Israeli Securities Law, a company may not list its shares on the TASE if it has more than one class of shares, except for preferred shares that entitle their holders to preferred dividend rights and do not entitle their holders to voting rights. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting.

Tax Law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives authorization from the Israeli Tax Authority for different tax treatment.

Modification of Class Rights

The Companies Law provides that the rights of a particular class of shares may not be modified without the affirmative vote at a separate meeting of such class of a majority of shares actually participating in such class meeting.

Listing

We intend to apply to have our ordinary shares approved for listing on             under the symbol “         .”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC.

TAX CONSIDERATIONS

Israeli Tax Considerations and Government Programs

The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us and a description of certain government programs benefiting us. The following also contains a discussion of specified Israeli tax consequences to our shareholders, which in the opinion of Herzog Fox & Neeman set forth the material tax consequences to our non-Israeli shareholders. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013. The corporate tax rate increased to 26.5% in 2014 onwards.

Israeli resident companies are taxable on their worldwide capital gains, unless domestic law or tax treaty provide otherwise. Capital gains are divided into real and inflationary components. Effective from January 1, 2014, the tax rate on Real Capital Gains is the standard corporate tax rate of 26.5%. The inflationary component of capital gains is exempt from tax to the extent it accrued on or after January 1, 1994, and it is generally taxable at a rate of 10% to the extent that it accrued before that date.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Prior to April 1, 2005, the Investment Law provided that a proposed capital investment in production facilities or other eligible facilities may be designated as an “Approved Enterprise.” Each approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. In respect to Approved Enterprise or Benefited Enterprise (defined below) the tax benefits relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval

Prior to April 1, 2005, an Approved Enterprise was entitled to either receive a grant from the Government of Israel or an alternative package of tax benefits, referred to as the Alternative Benefits. As part of our facilities we elected to receive grants in certain facilities and with regard to other facilities, we elected to forego the entitlement to grants and elected the Alternative Benefits package, under which undistributed income that we generate from our Approved Enterprises will be tax exempt. The period of such tax benefits for a company electing the Approved Enterprise status ranges between two and ten years, depending upon the location within Israel and the type of the Approved Enterprise (as described below).

On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates (reduced corporate income tax rate of 10%-25%) otherwise available for Approved Enterprises under the Investment Law for the remainder of the otherwise applicable benefits period.

Alternative Benefits are available until the earlier of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the Approved Enterprise status.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is derived from an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since in part of our facilities we elected the Alternative Benefits track, we will be subject to payment of corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits from such facilities which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track, and we may be required to record a deferred tax liability with respect to such tax-exempt income. If we are also deemed to be a “Foreign Investors’ Company,” or FIC, and if 49% or more of the FIC’s equity (as further described below) is owned by non-Israeli residents, the corporate tax rate applicable to the dividend we may distribute from income derived by our Approved Enterprises during the tax exemption period may be lower.

Since we have elected in part of facilities the Alternative Benefits package, we are not obliged to attribute any part of dividends that we may distribute to exempt profits of such facilities, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we derived from our Approved Enterprise programs and not to distribute the income as a dividend. If we qualify as a FIC, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment equals 49% or more.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it may be required to refund the amount of the tax benefits, together with consumer price index linkage adjustment and interest.

Tax Benefits under an Amendment that Became Effective on April 1, 2005

On April 1, 2005, an amendment to the Investment Law became effective. The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the 2005 amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval.

Under the 2005 amendment it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Approved Enterprise provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly on its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

Tax benefits are available under the 2005 amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a “Benefited Enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain amount or certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 amendment to qualifying income of a Benefited Enterprise is determined by the geographic location of the Benefited Enterprise. The location will also determine the period for which tax benefits are available.

Dividends paid out of income derived by a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the Alternative Benefits track. Therefore, dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source) subject to the rates under any applicable double tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25% (or lower in the case of a qualified “FIC” which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty on the amount received which tax would be deducted at source.

As a result of the 2005 amendment, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income. The 2005 amendment sets a minimal amount of foreign investment required for a company to be regarded a FIC.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which, among other things, includes an amendment to the Investment Law, effective as of January 1, 2011. According to the 2010 amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates as follows: in peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 and 2012, 7% in 2013 and 9% in 2014 onwards. In other regions the reduced tax rate is 15% in 2011 and 2012, 12.5% in 2013 and 16% in 2014 onwards. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates. As opposed to Approved and Benefited Enterprises, the tax benefits for Preferred Enterprise are not limited on time and will be provided in each year in which the Preferred Enterprise meets the required criteria.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if afterwards the amount of such dividends is distributed to individuals or non-Israeli company, a withholding tax of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

Our company (excluding one of our subsidiaries which is still eligible for tax benefits as a Benefited Enterprise) elected to forego the entitlement to tax benefits under the Approved Enterprise, the Alternative Benefits package and the Benefited Enterprise and adopted the tax benefits under the Preferred Enterprise in accordance with the Amended Legislation.

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, the following preferred corporate tax benefits, among others, are available to “Industrial Corporations,” as such term is defined in such Law, which may be applicable to us:

•	Amortization of purchases of know-how and patents over eight years for tax purposes.

•	Amortization of expenses incurred in connection with certain public security issuances over a three-year period.

•	Accelerated depreciation rates on equipment and buildings.

•	Filing consolidated tax returns for industrial companies and/or industrial holding companies.

Israeli Capital Gains Tax—Consequences Upon Disposition of Our Common Shares

Israeli Resident Shareholders

An individual is subject to a 25% tax rate on Real Capital Gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. A substantial shareholder is subject to tax at a rate of 30% in respect of Real Capital Gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the shares are sold. In addition, the individual is deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder. However, individuals dealing in securities in Israel whose income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 48%). Israeli Individuals who have taxable income that exceeds NIS 811,560 (in 2014) (linked to the Israeli consumer price index (“CPI”)), will be subject to an additional tax at the rate of 2% on their taxable income for such tax year that is in excess of that threshold. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest, discount and linkage differentials.

The Ordinance distinguishes between the “Real Capital Gain” and the “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the CPI or, in certain circumstances, fluctuations in foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be made by January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be made. Capital gain is also reportable on the annual income tax return.

Israeli institutional investors and other entities, all of whom are exempt under section 9(2) of the Ordinance are generally exempt from tax on capital gains.

Non-Israeli Resident Shareholders

In general, non-Israeli residents are subject to Israeli tax on capital gains derived from the sale of shares of an Israeli corporation, unless an exemption under the domestic law or a tax treaty provide otherwise. However, non-Israeli residents purchasing shares using foreign currency may elect to apply the relevant exchange rate rather than the inflation rate to compute the inflationary amount.

As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate of 26.5% or, if derived by an individual, at the rate of 25%, or 30% in case of “substantial shareholder.” Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014 onward). Individuals who have taxable income that exceeds NIS 811,560 (in 2014) (linked to the CPI), will generally be subject to an additional tax at the rate of 2% on their taxable income for such tax year that is in excess of that threshold. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest, discount and linkage differentials.

In accordance with the Income Tax Regulations (Tax Exemption for a non-Israeli Resident on the Capital Gain from the Sale of Securities)—2003 (the “Capital Gain Regulations”), shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on a stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were not purchased before being listed on a recognized stock exchange outside of Israel, and (iii) the capital gain or the shareholders are not subject to either Sections 101 or 130A of the Israeli Income Tax Ordinance or the Inflationary Adjustments Law.

Another exemption from capital gain tax may be applicable to non-Israeli residents under Section 97(B3) of the Ordinance applicable to all types of Israeli securities not listed to trade on a stock exchange in Israel that were purchased on or after January 1, 2009. The conditions applicable to such an exemption are as follows: (i) the capital gain is not allocated to a permanent establishment that the non-Israeli resident has in Israel; (ii) the shares have not been purchased from a related party or as part of a reorganization; and (iii) the shares will not be listed on an Israeli Stock Exchange on the date of the sale; and (iv) this exemption shall not apply in respect of companies which on the date of acquisition and two preceding years, most of the value of its assets were real estate rights or a real estate corporations, as defined under the Real Estate Taxation Law 5723-1963, and any other rights to real estate, rights to use state natural resources such as minerals or rights to use benefits derived from the real estate. The connection between these two exemptions is not clear.

In any event, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. The above mentioned exemptions are also not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded securities, like our ordinary shares, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%-26.5%.

Israeli Tax on Dividend Income

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Benefited Enterprise at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period or 20% in a case of dividends from Preferred Enterprise. An average rate will be set in case the dividend is distributed from mixed types of income (Regular/Approved/ Benefited/Preferred income).

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares, at the rate of 25% or 30% if the recipient of such dividend is a “substantial shareholder” (as described above) at the time of the distribution or at any time during the preceding 12-month period or 15%-20% if the dividend is distributed from income subject to reduced tax rates under the Law for the Encouragement of Capital Investments, as described above, unless a reduced rate is provided under an applicable tax treaty. However, the U.S.-Israel Treaty generally provides for lower tax rates on dividends in the case that the shareholder receiving the dividend owns 10% or more of the distributing company’s shares and certain other conditions are met. If the dividend is attributable partly to income subject to reduced tax rates under the Law for the Encouragement of Capital Investments, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payers of dividend on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%-30% (for corporations and individuals),or lower rates if the dividend is distributed from income subject to reduced tax rates under the Law for the Encouragement of Capital Investments or under an applicable tax treaty.

Material U.S. Federal Income Tax Considerations for U.S. Holders

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax law consequences to the U.S. Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire the ordinary shares. This discussion applies only to a U.S. Holder that acquires the ordinary shares in this offering and holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly known as the Medicare tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a “straddle”, or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our voting stock; or

•	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of owning and disposing of the ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final and proposed Treasury regulations, changes to any of which subsequent to the date of this offering may affect the tax consequences described herein.

For purposes of this discussion, a “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Except as specifically described below under “Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a passive foreign investment company.

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at the favorable tax rates applicable to “qualified dividend income”. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates on dividends in their particular circumstances. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of receipt.

Dividend income will include any amounts withheld by us in respect of Israeli taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli taxes withheld from dividends on our ordinary shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including Israeli taxes, in computing their taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company” (a “PFIC”) for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from transactions in commodities (other than certain active business gains from the sales of commodities).

Based on the manner in which we operate our business and the composition of our income and assets, we believe that we were not a PFIC for our most recent taxable year and do not expect to become a PFIC for our current taxable year or in the foreseeable future. However, because PFIC status depends on the composition and character of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The            on which the ordinary shares are expected to be listed is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. In addition, if a U.S. Holder makes the election, any gain recognized on the sale or other disposition of ordinary shares in a taxable year during which the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances if we are a PFIC for any taxable year.

The Company does not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections, which if available would result in a further alternative tax treatment.

If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, the U.S. Holder generally will be required to file annual reports on Internal Revenue Service Form 8621.

In addition, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply if we were a PFIC for the taxable year of distribution or the preceding taxable year.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities controlled by individuals) may be required to report information relating to their ownership of securities of non-U.S. issuers, such as our ordinary shares, unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have            ordinary shares outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of any options and warrants outstanding as of June 30, 2014. Of these shares, the            shares, or            shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining             ordinary shares were issued under Section 4a(2) of the Securities Act or Regulation S under the Securities Act and are held by our affiliates and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who is our affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding ordinary shares, which will equal approximately            shares immediately after this offering, or the average weekly trading volume of our ordinary shares on            during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our ordinary shares, the personal circumstances of the stockholder and other factors.

Registration Rights

Upon completion of this offering, the holders of            ordinary shares and            ordinary shares issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions.”

Stock Options

As of August 8, 2014, we had 11,600,510 options to purchase ordinary shares outstanding granted under our LTI Plan. An additional 636,777 ordinary shares are available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all ordinary shares subject to outstanding options. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our officers, directors and existing shareholders who hold an aggregate of approximately            shares of our ordinary shares, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus, without the prior written consent of the                     .

UNDERWRITERS

We and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional            ordinary shares from us to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase            additional ordinary shares.

Paid by us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for ordinary shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the                     . This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ordinary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant

Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ordinary shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the Addendum.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority (FINRA) filing fee, all amounts are estimates.

Amount To Be Paid
Registration fee		$38,640
FINRA filing fee		45,500
listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

LEGAL MATTERS

The validity of the issuance of the ordinary shares offered hereby will be passed upon for us by Herzog Fox & Neeman, Tel Aviv, Israel and for the underwriters by Agmon & Co., Rosenberg Hacohen & Co., Tel Aviv, Israel. Certain other matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The consolidated financial statements of Adama Agricultural Solutions Ltd. as of December 31, 2013, 2012 and 2011, and for each of the years in the three-years period ended December 31, 2013, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The address of Somekh Chaikin is 17 Ha’arba’a Street, PO Box 609, KPMG Millennium Tower, Tel-Aviv, Israel 61006.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Herzog Fox & Neeman, that it may be difficult to initiate an action with respect to United States securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws, reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforcement of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its ordinary shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

As a result of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

In addition, since our outstanding debentures are listed on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority (the “ISA”), as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il). Based on the approval of our shareholders and debtholders we expect to obtain prior to the completion of this offering, commencing from the later of the date of our listing on the            and            , 2014, our Israeli reporting requirements will be governed by Chapter E’3 of the Israeli Securities Law, 1968, which generally requires filing with the ISA only copies of the English-language reports filed with the SEC. Nevertheless, we have undertaken, for so long as we are a reporting company under Israeli law, to file reports in the United States and Israel about events outside the ordinary course of our business that we would be required to file under Chapter F of the Israeli Securities Law, 1968, and to provide any other information about our business that is required to meet our disclosure obligations under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Adama Agricultural Solutions Ltd

We have audited the accompanying consolidated statements of financial position of Adama Agricultural Solutions Ltd. and subsidiaries (the Company) as of December 31, 2013, 2012 and 2011, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, 2012 and 2011, and the results of its operations, and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

August 7, 2014

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31

	Note	2013	2012	2011
		$ thousands	$ thousands	$ thousands
Current assets
Cash and cash equivalents		379,386	300,412	418,344
Short-term investments		11,063	1,607	2,174
Trade receivables	4	979,497	*875,047	*764,936
Prepaid expenses		16,991	16,313	15,196
Financial and other assets, including derivatives	5	122,986	119,712	122,909
Tax deposits less provision for taxes	17	12,481	17,329	11,323
Inventories	6	1,218,200	1,239,154	1,060,353

Total current assets		2,740,604	2,569,574	2,395,235

Long-term investments, loans and receivables
Investments in equity-accounted investee companies		73,307	—	—
Other financial investments and receivables	7	87,451	47,970	85,491
Non-financial investments and other receivables, including non-current inventory	8	26,546	42,728	28,488

		187,304	90,698	113,979

Fixed assets
Cost	9	1,485,631	1,419,563	1,326,411
Less—accumulated depreciation		762,437	712,024	665,864

		723,194	707,539	660,547

Deferred tax assets	17	82,101	78,792	78,135

Intangible assets
Cost	10	1,546,382	1,440,047	1,332,182
Less—accumulated amortization		822,684	732,537	639,580

		723,698	707,510	692,602

Total non-current assets		1,716,297	1,584,539	1,545,263

Total assets		4,456,901	4,154,113	3,940,498

*	Retrospective application—see Note 3S, regarding initial application of the new set of standards on consolidation of financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31 (cont’d)

	Note	2013	2012	2011
		$ thousands	$ thousands	$ thousands
Current liabilities
Loans and credit from banks and other lenders	11	397,143	*414,000	*625,847
Current maturities of debentures	15	65,378	150,140	116,641
Trade payables	12	641,525	597,245	528,571
Other payables	13	415,742	372,382	398,278
Current tax liabilities	17	39,458	32,590	22,205
Put options to holders of non-controlling interests		63,703	48,292	19,114

Total current liabilities		1,622,949	1,614,649	1,710,656

Non-current liabilities
Long-term loans from banks	14	248,187	242,553	139,394
Debentures	15	1,027,340	819,102	687,110
Other long-term liabilities	16	40,990	37,128	28,063
Deferred tax liabilities	17	19,450	23,893	24,645
Employee benefits	18	86,038	88,012	83,549
Put options to holders of non-controlling interests		7,795	—	25,483

Total non-current liabilities		1,429,800	1,210,688	988,244

Total liabilities		3,052,749	2,825,337	2,698,900

Equity
Share capital		125,595	125,595	125,595
Share premium		623,829	623,829	623,829
Capital reserves		(307,096)	(257,662)	(229,110)
Retained earnings		960,823	836,378	720,627

Equity attributable to owners of the Company		1,403,151	1,328,140	1,240,941

Non-controlling interests		1,001	636	657

Total equity	21	1,404,152	1,328,776	1,241,598

Total liabilities and equity		4,456,901	4,154,113	3,940,498

*	Retrospective application—see Note 3S, regarding initial application of the new set of standards on consolidation of financial statements.

/s/ Yang Xingqiang Yang Xingqiang Chairman of the Board of Directors	/s/ Chen Lichtenstein Chen Lichtenstein President & Chief Executive Officer	/s/ Aviram Lahav Aviram Lahav Chief Financial Officer

Date of approval of the financial statements: August 7, 2014

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31

	Note	2013	2012	2011
		$ thousands	$ thousands	$ thousands
Revenues	22	3,076,355	2,834,503	2,691,374
Cost of sales	23	2,108,282	1,934,916	1,849,843

Gross profit		968,073	899,587	841,531

Other income		(12,815)	(3,897)	(5,249)
Selling and marketing expenses	24	522,050	487,073	455,174
General and administrative expenses	25	114,485	101,520	109,102
Research and development expenses	26	33,667	30,128	26,203
Other expenses		1,697	3,172	13,199

		659,084	617,996	598,429

Operating income		308,989	281,591	243,102

Financing expenses		273,176	232,261	157,403
Financing income		(132,611)	(122,010)	(47,202)

Financing expenses, net	27	140,565	110,251	110,201

Share of income (losses) of equity-accounted investee companies		3,197	(9,603)	(6,063)

Profit before taxes on income		171,621	161,737	126,838
Income taxes	17	44,550	39,164	6,155

Profit for the year		127,071	122,573	120,683

Attributable to:
The owners of the Company		127,248	122,463	120,518
Holders of non-controlling interests		(177)	110	165

Profit for the year		$127,071	$122,573	$120,683

Earnings per share
Basic and diluted earnings per share	31	$0.296	$0.284	$0.280

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31

	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Profit for the year	127,071	122,573	120,683

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to the statement of income
Foreign currency translation differences in respect of foreign operations	(16,691)	10,695	(13,502)
Effective portion of change in fair value of cash flow hedges	(19,145)	(16,982)	4,484
Net change in fair value of cash flow hedges transferred to the statement of income	(13,174)	(26,692)	31,014
Income taxes transferred to the statement of income in subsequent periods	118	3,974	(2,887)

Total other comprehensive income (loss) for the year that after initial recognition in comprehensive income were or will be transferred to the statement of income, net of tax	(48,892)	(29,005)	19,109

Other comprehensive income that will not be transferred to the statement of income
Re-measurement of defined benefit plan	170	(4,946)	1,898
Income taxes that will not be transferred to the statement of income	(47)	670	526

Total other comprehensive income (loss) for the year that will not be transferred to the statement of income, net of tax	123	(4,276)	2,424

Total comprehensive income for the year	78,302	89,292	142,216

Total comprehensive income attributable to:
The owners of the Company	78,351	89,149	142,145
Holders of non-controlling interests	(49)	143	71

Total comprehensive income for the year	78,302	89,292	142,216

The amendment to IAS 1 has been applied for the first time in these financial statements. The presentation of the statements of comprehensive income was changed accordingly. See also—Note 3S (4), regarding changes in the accounting policies.

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Total equity attributable to the owners of the Company	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the year ended December 31, 2013
Balance as of January 1, 2013	125,595	623,829	(257,662)	836,378	1,328,140	636	1,328,776

Total comprehensive income for the year
Profit for the year	—	—	—	127,248	127,248	(177)	127,071

Other comprehensive income
Foreign currency translation differences in respect of foreign operations	—	—	(16,819)	—	(16,819)	128	(16,691)
Effective portion of change in fair value of cash flow hedges	—	—	(19,145)	—	(19,145)	—	(19,145)
Net change in fair value of cash flow hedges transferred to the statement of income	—	—	(13,174)	—	(13,174)	—	(13,174)
Re-measurement of defined benefit plan	—	—	—	170	170	—	170
Income taxes on other comprehensive income	—	—	118	(47)	71	—	71

Other comprehensive income (loss) for the year, net of tax	—	—	(49,020)	123	(48,897)	128	(48,769)

Total comprehensive income (loss) for the year	—	—	(49,020)	127,371	78,351	(49)	78,302

Dividends to holders of non-controlling interests holding a put option	—	—	—	(2,926)	(2,926)	—	(2,926)
Transactions with holders of non-controlling interests	—	—	(414)	—	(414)	414	—

Balance as of December 31, 2013	125,595	623,829	(307,096)	960,823	1,403,151	1,001	1,404,152

(1)	Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Total equity attributable to the owners of the Company’s shareholders	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the year ended December 31, 2012
Balance as of January 1, 2012	125,595	623,829	(229,110)	720,627	1,240,941	657	1,241,598

Total comprehensive income for the year
Profit for the year	—	—	—	122,463	122,463	110	122,573

Other comprehensive income
Foreign currency translation differences in respect of foreign operation	—	—	10,662	—	10,662	33	10,695
Effective portion of changes in fair value of cash flow hedges	—	—	(16,982)	—	(16,982)	—	(16,982)
Net change in fair value of cash flow hedges transferred to the statement of income	—	—	(26,692)	—	(26,692)	—	(26,692)
Re-measurement of defined benefit plan	—	—	—	(4,946)	(4,946)	—	(4,946)
Income taxes on other comprehensive income	—	—	3,974	670	4,644	—	4,644

Other comprehensive income (loss) for the year, net of tax	—	—	(29,038)	(4,276)	(33,314)	33	(33,281)

Total comprehensive income (loss) for the year	—	—	(29,038)	118,187	89,149	143	89,292

Dividends to holders of non-controlling interests holding a put option	—	—	—	(2,436)	(2,436)	—	(2,436)
Holders of non-controlling interests in respect of acquisition of activities	—	—	—	—	—	643	643
Acquisition of non-controlling interests	—	—	410	—	410	(807)	(397)
Liability in respect of dividend to holders of non-controlling interests	—	—	76	—	76	—	76

Balance as of December 31, 2012	125,595	623,829	(257,662)	836,378	1,328,140	636	1,328,776

(1)	Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Company shares held by Company and subsidiary	Total equity attributable to the owners of the Company	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the year ended December 31, 2011
Balance as of January 1, 2011	125,578	623,846	15,846	610,987	(245,548)	1,130,709	17,061	1,147,770

Total comprehensive income for the year
Profit for the year	—	—	—	120,518	—	120,518	165	120,683

Other comprehensive income
Foreign currency translation differences in respect of foreign operation	—	—	(13,408)	—	—	(13,408)	(94)	(13,502)
Effective portion of changes in fair value of cash flow hedges	—	—	4,484	—	—	4,484	—	4,484
Net change in fair value of cash flow hedges transferred to statement of statement	—	—	31,014	—	—	31,014	—	31,014
Re-measurement of defined benefit plan	—	—	—	1,898	—	1,898	—	1,898
Income taxes on other comprehensive income	—	—	(2,887)	526	—	(2,361)	—	(2,361)

Other comprehensive income for the year, net of tax	—	—	19,203	2,424	—	21,627	(94)	21,533

Total comprehensive income for the year	—	—	19,203	122,942	—	142,145	71	142,216

Exercise of employee options	17	(17)	—	—	—	—	418	418
Share-based payments expenses	—	—	—	6,243	—	6,243	—	6,243
Buy back of options granted to employees	—	—	—	(19,545)	—	(19,545)	—	(19,545)
Cancellation of treasury shares (see Note 21(e))	—	—	(245,548)	—	245,548	—	—	—
Acquisition of non-controlling interests	—	—	(9,355)	—	—	(9,355)	(7,223)	(16,578)
Issuance of put options to holders of non-controlling interests	—	—	(7,995)	—	—	(7,995)	(9,670)	(17,665)
Liability in respect of dividend to holders of non-controlling interests	—	—	(1,261)	—	—	(1,261)	—	(1,261)

Balance as of December 31, 2011	125,595	623,829	(229,110)	720,627	—	1,240,941	657	1,241,598

(1)	Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31

	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Cash flows from operating activities
Profit for the year	127,071	122,573	120,683

Adjustments
Depreciation and amortization	157,001	148,314	129,652
Impairment of assets	—	1,111	—
Gain on sale of investment	(3,619)	—	—
Loss (gain) on realization of fixed and other assets, net	(442)	64	761
Amortization of discount/premium and debt issuance costs	667	(228)	21
Share of loss (income) of equity-accounted investee companies	(3,197)	9,603	6,063
Share-based payments expenses	—	—	6,243
Changes due to put options to holders of non-controlling interests	10,878	1,327	2,878
Adjustment of long-term liabilities	106,599	37,182	(50,676)
SWAP transactions	(7,882)	(5,481)	11,902
Change in provision for income tax and tax deposits, net	11,461	5,482	(6,942)
Decrease (increase) in deferred taxes, net	(8,060)	1,594	(12,911)

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	(139,548)	*(112,553)	*128,206
Decrease (increase) in inventories	10,648	(187,636)	(91,626)
Increase in trade and other payables	98,787	35,914	72,535
Change in employee benefits	2,161	1,583	(18,937)

Net cash from operating activities	362,525	58,849	297,852

Cash flows from investing activities
Acquisition of fixed assets	(84,867)	(99,592)	(93,309)
Additions to intangible assets	(113,554)	(103,373)	(100,624)
Short-term investments, net	(9,456)	1,619	231
Long-term investments, net	(52,429)	2,459	(6,259)
Proceeds from sale of fixed and intangible assets	1,616	2,337	661
Investment grant received	—	3,074	3,636
Investment in equity-accounted investee company	(58,294)	(4,907)	(4,524)
Dividend from equity-accounted investee company	2,097	—	—
Proceeds from sale of investment	4,508	—	—
Transition from proportionate consolidation to equity method	(1,603)	—	—
Acquisition of operations	—	—	(25,000)
Acquisition of subsidiaries net of cash acquired	(9,568)	(9,164)	(14,299)

Net cash used in investing activities	(321,550)	(207,547)	(239,487)

*	Retrospective application—see Note 3S, regarding initial application of the new set of standards on consolidation of financial statements.

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (cont’d)

	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Cash flows from financing activities
Receipt of long-term loans from banks	118,304	235,998	134,089
Repayment of long-term loans and liabilities from banks and others	(130,649)	(164,750)	(102,537)
Repayment of short-term liabilities	—	—	(6,300)
Repayment of debentures	(160,959)	(147,230)	(117,803)
Increase (decrease) in short-term liabilities to banks, net	15,191	*(178,844)	*53,563
SWAP settlements	21,309	12,242	11,519
Dividend to holders of non-controlling interests	(2,412)	(2,436)	—
Issuance of debentures, net of issuance costs	177,215	276,183	—
Acquisition of non-controlling interests	—	(397)	(16,160)
Buy back of options granted to employees	—	—	(19,024)

Net cash from (used in) financing activities	37,999	30,766	(62,653)

Net increase (decrease) in cash and cash equivalents	78,974	(117,932)	(4,288)
Cash and cash equivalents at the beginning of the year	300,412	418,344	422,632

Cash and cash equivalents at the end of the year	379,386	300,412	418,344

Additional information:
Interest paid in cash	(95,215)	(90,442)	(81,063)
Interest received in cash	21,878	22,166	21,297
Taxes paid in cash, net	(29,257)	(20,372)	(21,663)

	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Investments in first-time consolidated companies
Working capital (excluding cash and cash equivalents)	(7,340)	(344)	(132)
Fixed assets, net	(1,019)	(2,012)	(6,998)
Put options in respect of business combinations	(3,068)	—	—
Excess cost created on acquisition	(10,403)	(8,049)	(14,781)
Long-term liabilities	825	159	1,943
Liability in respect of acquisition of a company	3,960	822	5,669
Non-controlling interests	—	260	—
Put options to holders of non-controlling interests	7,477	—	—

	(9,568)	(9,164)	(14,299)

*	Retrospective application—see Note 3S, regarding initial application of the new set of standards on consolidation of financial statements.

The accompanying notes are an integral part of these financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 1—General

A. Description of the Company and its activities

1.	The Company is an Israel-resident company that was incorporated in Israel, and its official address is the Arava Building in Airport City Park. The Group’s consolidated financial statements as of December 31, 2013, include those of the Company and its subsidiaries (hereinafter together—“the Group”) as well as the Company’s interest in associated companies and in jointly-controlled entities. The Group operates in and outside of Israel and is engaged in development, manufacturing and marketing of agrochemicals, intermediate materials for other industries, food additives and synthetic aromatic products, mainly for export.

As of December 31, 2013 and 2012, 60% of the Company’s shares were held by China National Agrochemical Corporation (hereinafter—“CNAC”) and 40% of the Company’s shares were held by Koor Industries Ltd. (“Koor”). The Company is a reporting entity.

As part of the process of establishing a new branding and marketing strategy by the Group, the Company’s name was changed from Makhteshim Agan Industries Ltd. to Adama Agricultural Solutions Ltd. on January 23, 2014.

2.	Sales of agrochemical products are directly impacted by the timing of the agricultural seasons (in each of the various markets), the weather in every region and the cyclical pattern of the harvests. Therefore, the Company’s income is not uniform or spread evenly throughout the quarters of the year. The agricultural seasons in countries located in the northern hemisphere (mainly the United States and Europe) take place in the first two quarters of the year and, accordingly, in these countries the sales are usually highest in the first half of the year. On the other hand, in the southern hemisphere, the seasonal trends are the opposite and most of the local sales are made in the second half of the year, except for Australia where most of the sales are made in April through July.

In the Company’s estimation, the Group’s balanced regional exposure mitigates the inherent seasonality in the business to some extent, even though the Group’s sales are higher in the northern hemisphere.

B. Definitions

In these financial statements:

(1) The Company	—	Adama Agricultural Solutions Ltd. (formerly, Makhteshim Agan Industries Ltd.)

(2) The Group	—	Adama Agricultural Solutions Ltd. and its investee companies.

(3) Subsidiaries	—	Companies, of which the financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(4) Investee companies	—	Subsidiaries and associated companies or joint arrangements that the Company’s investment in which is stated, directly or indirectly, using the equity method of accounting.

(5) Related party	—	As defined in IAS 24 (2009) “Relating Party Disclosures”.

(6) Interested parties	—	As defined in Paragraph (1) of the definition of an “Interested Party” in Section 1 of the Israeli Securities Law, 1968.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 1—General (cont’d)

B. Definitions (cont’d)

(7) CPI	—	The Consumer Price Index in Israel as published by the Central Bureau of Statistics.

(8) Dollar	—	The United States dollar.

(9) NIS	—	The new Israeli Shekel.

Note 2—Basis for Financial Statement Preparation

A. Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the—International Accounting Standards Board (IASB). The Group adopted IFRS for the first time in 2008 with the date of transition to IFRS being January 1, 2007 (hereinafter—“the Transition Date”). The financial statements have also been prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on August 7, 2014.

B. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

•	Financial instruments, derivative and other assets and liabilities measured at fair value through profit and loss.

•	Inventory measured at the lower of cost or net realizable value.

•	Deferred tax assets and liabilities.

•	Assets and liabilities relating to employee benefits.

•	Investments in associated companies and joint ventures.

For additional information regarding the measurement of these assets and liabilities see Note 3—Significant Accounting Policies.

C. Classification of expenses recognized in the statement of income

The classification of expenses recognized in the statement of income is based on the function of the expense. Additional information regarding the nature of the expense is included, to the extent relevant, in the notes to the financial statements.

D. Use of estimates and judgment

The preparation of financial statements in accordance with IFRS requires management to use judgments, estimates and assumptions that affect the implementation of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 2—Basis for Financial Statement Preparation (cont’d)

D. Use of estimates and judgment (cont’d)

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires the Company’s management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances to each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information regarding assumptions made by the Group with respect to the future and other significant reasons for uncertainty with respect to the estimates, that have a significant risk that they may result in a material adjustment to the carrying amounts of assets and liabilities in the next financial year, is included in the following notes:

•	Contingent liabilities—when assessing the possible outcomes of legal claims filed against the Company and its investee companies, the company positions are based on the opinions of their legal advisors. These assessments by the legal advisors are based on their professional judgment, considering the stage of the proceedings and the legal experience accumulated regarding the various matters. Since the results of the claims will be determined by the courts, the outcomes could be different from the assessments.

In addition to the said claims, the Group is exposed to unasserted claims, inter alia, where there is doubt as to interpretation of the agreement and/or legal provision and/or the manner of their implementation. This exposure is brought to the Company’s attention in several ways, among others, by means of contacts made to Company personnel. In assessing the risk deriving from the unasserted claims, the Company relies on internal assessments by the parties dealing with these matters and by management, who weigh assessment of the prospects of a claim being filed, and the chances of its success, if filed. The assessment is based on experience gained with respect to the filing of claims and the analysis of the details of each claim. By their nature, in view of the preliminary stage of the clarification of the legal claim, the actual outcome could be different from the assessment made before the claim was filed.

For further information regarding the Company’s exposure to claims—see Note 19 regarding contingent liabilities.

•

Impairment of assets—the Company evaluates the need for recording a provision for impairment of goodwill once a year, on a fixed date. In addition, each reporting date, the Company evaluates whether events have occurred or whether there have been changes in circumstances that indicate that impairment has occurred in one or more of the other non-monetary assets. If there are signs of impairment, an examination is made as to whether the amount at which the investment in the asset is stated can be recovered from the discounted cash flows expected from that asset and, if necessary, an impairment provision is recorded up to the recoverable amount. The discounted cash flows are calculated using a pre-tax discount rate that represents the market’s assessment of the time value of money and the specific risks attributed to the asset. Determination of the estimated cash flows is based on past experience

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 2—Basis for Financial Statement Preparation (cont’d)

D. Use of estimates and judgment (cont’d)

of this asset or similar assets, and the Company’s best assessment of the economic conditions that will prevail during the remaining estimated useful life of the asset. Changes in the Company’s assessments, as noted, could lead to material changes in the book value of the assets and the operating results.

•	Estimated useful life of intangible assets—intangible assets that have a defined useful life are amortized systematically, over their estimated useful life. The amortization period reflects the best estimate of the period in which future economic benefits are expected to accrue to the Company. Use of other assumptions could lead to a different assessment of the estimated period in which future economic benefits are expected to be received.

•	Allowance for doubtful debts—the Group’s trade accounts receivables are stated net of an allowance for doubtful debts. The allowance for doubtful debts is examined regularly by the Company’s management and is determined mostly according to familiarity with the customer, its quality and the collateral amount the customer provides. Changes in the assumptions used to calculate the allowance could lead to material changes in the allowance required.

•	Income taxes—the Company and Group companies are assessed for income tax purposes in a large number of jurisdictions and, therefore, Company management is required to use considerable judgment in determining the total provision for taxes and attribution of income. Deferred taxes are calculated at the tax rates expected to be in effect when they are realized. Some of the Group companies create deferred tax assets in respect of losses for tax purposes where utilization thereof may be spread over a number of years in those cases where there is a high level of probability of utilization of these losses in the foreseeable future. Changes in these assumptions could lead to material changes in the book values of the tax assets and tax liabilities and in the operating results.

For additional information regarding deferred taxes and taxes on income—see Note 17.

•	Employee benefits—the Group’s liabilities for long-term post-employment and other benefits are calculated according to the estimated future amount of the benefit to which the employee will be entitled in consideration for his services during the current period and prior periods. The benefit is stated at present value net of the fair value of the plan’s assets, based on actuarial assumptions. Changes in the actuarial assumptions could lead to material changes in the book value of the liabilities and in the operating results.

For additional information regarding employee benefits—see Note 18.

•	Derivative financial instruments—the Group enters into transactions in derivative financial instruments for the purpose of hedging risks related to foreign currency, inflationary risks and interest risks. The derivatives are recorded at their fair value. The fair value of derivative financial instruments is based on quotes from financial institutions. The reasonableness of the quotes is examined by discounting the future cash flows, based on the terms and length of the period to maturity of each contract, while using market interest rates of a similar instrument as of the measurement date. Changes in the assumptions and the calculation model could lead to material changes in the fair value of the assets and liabilities and in the operating results.

•

Inventories—inventories are measured in the financial statements at the lower of cost or net realizable value. Net realizable value is an estimate of the selling price in the ordinary course of business, after deducting the estimated cost to complete and the costs required to execute the

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 2—Basis for Financial Statement Preparation (cont’d)

D. Use of estimates and judgment (cont’d)

sale. The selling price is estimated on the basis of the expected selling price at the time of realization of inventories. A reduction in the expected selling price could lead to an impairment of the inventories.

Note 3—Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities. In this Note, matters have been marked in bold with respect to which the Group has chosen accounting alternatives permitted in accounting standards.

A. Basis for Consolidation

(1) Business combinations

The Group applies the acquisition method with respect to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists where the Group is exposed or has rights to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of non-controlling interests in the acquiree as well as the fair value on the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount attributed in the acquisition to the identifiable assets acquired and the liabilities assumed.

On the acquisition date, the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

The consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in profit or loss.

Costs associated with the acquisition incurred by the acquirer in the business combination, such as legal, valuation and other professional or consulting fees, are recognized as an expense in the period in which the services are received.

(2) Subsidiaries

Subsidiaries are entities that are controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control was acquired and up to the date control ceases to exist. The accounting policies of the subsidiaries have been changed where necessary to align them with the accounting policies adopted by the Group.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

(3) Transactions eliminated on consolidation

Intercompany balances within the Group and unrealized income and expenses derived from intercompany transactions are eliminated in the preparation of the consolidated financial statements.

(4) Structured entities

The Group operates with a structured entity for purposes of securitization of certain financial assets. The Group does not have any direct or indirect holding in the shares of that entity. The structured entity, which was established for purposes of securitization of such financial assets, is included in the consolidated financial statements since the Group has control over the entity as control is defined in Paragraph (1) above.

(5) Investment in associated companies and joint ventures

Associated companies are entities with respect to which the Group has significant influence over the financial and operating policies, but where control or joint control over them has not been achieved. There is a presumption whereby a holding at the rate of 20% to 50% in the investee entity confers significant influence. When examining the existence of significant influence, account is taken of potential voting rights that may be exercised or converted immediately for shares of the investee company.

Investments in associated companies and joint arrangements are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share in the revenues and expenses in the income or loss of investee companies accounted for using the equity method of accounting, from the date on which the significant influence or joint control exists and up to the date on which there is no longer significant influence or joint control.

(6) Non-controlling interests

Non-controlling interests constitute the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests which are instruments that confer a present ownership interest and entitle their holders to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on the basis of every transaction considered separately.

Allocation of comprehensive income to the shareholders

Profit or loss and any component of other comprehensive income are allocated to the owners of the Company and to the non-controlling interests. The total comprehensive income is allocated to the owners of the Company and to the non-controlling interests even if as a result the balance of the non-controlling interests will be negative.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

A. Basis for Consolidation (cont’d)

(6) Non-controlling interests (cont’d)

Transactions with non-controlling interests, while retaining control

Transactions with holders of non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in the non-controlling interests is recognized in the owners’ share in the equity of the Company directly in a capital reserve.

For an increase in the holding rate, the amount of the adjustment to the non-controlling interests is calculated according to the proportionate share acquired from the balance of the non-controlling interests in the consolidated financial statements prior to the transaction.

Furthermore, when the holding rate of the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Company and the non-controlling interests.

Issuance of a put option to non-controlling interests

A put option issued by the Group to holders of non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability in respect of a put option issued commencing from January 1, 2010 are recognized in profit or loss according to the effective interest method. Changes in re-measurements of liabilities in respect of a put option issued by the Group to holders of non-controlling interests before January 1, 2010, continue to be recognized in goodwill and are not recognized in profit or loss. The Group’s share of a subsidiary’s profits includes the share of the holders of the non-controlling interests to which the Group issued a put option, even where the non-controlling interests have access to the returns arising from the interests in the subsidiary.

Dividends distributed to holders of non-controlling interests in a subsidiary that hold a put option are recognized in equity.

B. Functional currency and presentation currency

(1) General

These consolidated financial statements are presented in Dollar, which is the Group’s functional currency. The Dollar is the currency that represents the principal economic environment in which the Group operates.

(2) Foreign currency transactions

Transactions in foreign currency are translated into the Group’s functional currency according to the exchange rate in effect on the transaction dates. Monetary assets and liabilities denominated in foreign currency on the reporting date are translated into the functional currency according to the exchange rate prevailing on that date. Exchange rate differences in respect of monetary items are the difference between the amortized cost in the functional currency at the beginning of the year, adjusted

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

B. Functional currency and presentation currency (cont’d)

(2) Foreign currency transactions (cont’d)

for the effective interest and for payments during the year, and the amortized cost in foreign currency translated according to the exchange rate at the end of the year. Exchange rate differences are recognized directly in “financing expenses” in the consolidated statement of income.

Non-monetary items denominated in foreign currency and measured based on historical cost are translated using the exchange rate in effect on the date of the transaction.

(3) Foreign Operations

The assets and liabilities of foreign operations, including goodwill and adjustments to fair value recorded at acquisition, are translated into Dollars according to the exchange rates prevailing on the date of the report. Income and expenses of foreign operations are translated into Dollars according to the exchange rates that were in effect on the dates of the transactions.

Foreign currency differences in respect of the translation are recognized in other comprehensive income since January 1, 2007, the transition date to IFRS, and are presented in equity as part of a capital reserve for translation of foreign activities (hereinafter—“Translation Reserve”).

When a foreign operation is a subsidiary that is not wholly owned by the Company, the proportionate share of the exchange rate differences in respect of the foreign operations is allocated to the non-controlling interests.

When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the Translation Reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on the disposal.

Generally, exchange rate differences in respect of loans received from, or provided to, foreign operations, including foreign operations that are subsidiaries, are recognized in profit and loss in the consolidated financial statements. Where settlement of loans received from, or provided to, the foreign operations is not planned and is not expected in the foreseeable future, gains and losses from exchange rate differences deriving from these monetary items are included as part of a net investment in the foreign operations, are recognized in other comprehensive income, and are presented within equity as part of the Translation Reserve.

C. Financial Instruments

(1) Non-derivative financial instruments

Initial recognition of financial assets

The Group initially recognizes loans, and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase the asset. Non-derivative financial instruments include trade and other receivables and cash and cash equivalents.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

(1) Non-derivative financial instruments (cont’d)

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows deriving from the financial asset expire, or the Group transfers the rights to receive the contractual cash flows deriving from the financial asset in a transaction in which all the risks and rewards of ownership of the financial asset are effectively transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

Classification of financial assets into categories and the accounting treatment of each category

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, loans and other receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables include cash and cash equivalents and trade and other receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include highly-liquid short-term investments having original maturities of up to three months, that are readily convertible into known amounts of cash, and which are exposed to insignificant risk of changes in value.

Offset of financial assets and liabilities

A financial asset and a financial liability are offset and the amounts are presented net in the statement of financial position when the Group has a currently enforceable legal right to offset the amounts and intends to settle the asset and the liability on a net basis or to realize the asset and settle the liability concurrently.

(2) Non-derivative financial liabilities

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, marketable debt instruments, finance lease liabilities and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt instruments issued on the date that they are issued. All other financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

(2) Non-derivative financial liabilities (cont’d)

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is settled or cancelled.

(3) Derivative financial instruments, including hedge accounting

The Group uses derivative financial instruments to hedge its risks related to foreign currency, inflation and interest rates. The hedge is a cash flow hedge.

Hedge accounting

On the commencement date of the accounting hedge, the Group formally documents the relationship between the hedging instrument and hedged item, including the Group’s risk management objectives and strategy in executing the hedge transaction, together with the methods that will be used by the Group to assess the effectiveness of the hedging relationship.

The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedge is expected to be “highly effective” in offsetting the changes in the fair value of cash flows that can be attributed to the hedged risk during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80–125 percent.

With respect to a cash-flow hedge, a forecasted transaction that constitutes a hedged item is highly probable and gives rise to exposure to changes in cash flows that could ultimately affect profit or loss.

Measurement of derivative financial instruments

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred.

Subsequent to the initial recognition, changes in the fair value of derivatives used to hedge cash flows are recognized through other comprehensive income directly in a hedging reserve, with respect to the part of the hedge that is effective. Regarding the portion of the hedge that is not effective, the changes in fair value are recognized in profit and loss. The amount accumulated in the hedging reserve is reclassified to profit and loss in the period in which the hedged cash flows impact profit or loss and is presented in the same line item in the statement of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, the hedge accounting is discontinued. The cumulative gain or loss previously recognized in a hedging reserve through other comprehensive income remains in the reserve until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss in respect of the hedging instrument in the hedging reserve is reclassified to profit or loss.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

C. Financial Instruments (cont’d)

(3) Derivative financial instruments, including hedge accounting (cont’d)

Economic hedge

Hedge accounting is not applied with respect to derivative instruments used to economically hedge financial assets and liabilities denominated in foreign currency. Changes in the fair value of such derivatives are recognized in profit or loss as financing income or expenses.

(4) CPI-linked assets and liabilities not measured at fair value

The value of CPI-linked financial assets and liabilities that are not measured according to fair value are revalued in every period, according to the actual rate of increase/decrease in the CPI.

(5) Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and options for shares are recognized as a deduction from equity.

Treasure shares

When share capital recognized in equity is repurchased by the Group, the amount of the consideration paid, including direct costs, net of the tax effect, is deducted from equity and classified as treasury shares. Upon cancellation of the treasury shares, the amount of the consideration paid for them is deducted from capital reserves.

D. Fixed Assets

(1) Recognition and measurement

Fixed assets items are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that can be directly attributed to purchase of the asset. The cost of self-constructed assets includes the cost of the materials and direct labor costs, as well as additional costs that are directly attributable to bringing the asset to the position and condition necessary for it to function as management intended, as well as an estimate of the costs to dismantle and remove the item, to restore its location and capitalized borrowing costs. The cost of purchased software, which is an integral part of operating the related equipment, is recognized as part of the cost of such equipment.

Spare parts, servicing equipment and stand-by equipment are classified as fixed assets when they meet the definition of fixed assets in IAS 16; otherwise, they are classified as inventory.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount, and any balance is recognized immediately in profit or loss.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

D. Fixed Assets (cont’d)

(1) Recognition and measurement (cont’d)

When major parts of a fixed asset item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of fixed assets.

The gain or loss from disposal of a fixed-asset item is determined by comparing the consideration from disposal of the asset to its book value, and is recognized net in the “other income” or “other expenses” items, as applicable, in the statement of income.

(2) Subsequent costs

The cost of replacing part of a fixed-asset item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Group and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. Current maintenance costs of fixed-asset items are recognized in profit or loss as incurred.

(3) Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of every fixed-asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Freehold land is not depreciated.

The estimated useful life for the current period and comparative periods is as follows:

Buildings	25–50 years
Facilities and equipment	22 years
Furniture, equipment and accessories	7–17 years	— mainly 14 years
Motor vehicles	5–7 years
Computers and auxiliary equipment	3–5 years

The estimates regarding the depreciation method, useful lives and residual values are reviewed at least at the end of each reporting period and adjusted where necessary.

E. Intangible Assets

1. Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information regarding measurement of goodwill upon initial recognition—see Paragraph A(1) of this Note.

In subsequent periods, goodwill is measured at cost less accrued impairment losses.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

E. Intangible Assets (cont’d)

2. Research and development

Expenditures related to research activities undertaken for the purpose of acquiring know-how and new scientific or technical knowledge are recognized in profit and loss as incurred.

Development activities relate to a plan for the production of new products or processes or significant improvement of existing products or processes.

Expenditures for development activities are recognized as an intangible asset only if: it is possible to reliably measure the development costs; it is technically and commercially possible to implement the product or process; future economic benefit is expected from the product and the Group has intentions and sufficient resources to complete development of the asset and then use or sell it. The expenditures capitalized in respect of development activities include the cost of materials and overhead expenses that can be directly attributed to preparing the asset for its intended use. Other costs for development activities are recognized in profit and loss as incurred.

In subsequent periods, capitalized development costs are measured at cost less accumulated amortization and accrued impairment losses.

3. Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accrued impairment losses.

4. Subsequent costs

Subsequent costs are recognized as an intangible asset only where they increase the future economic benefit embodied in the asset in respect of which they were expended. All other costs are recognized in profit or loss as incurred.

5. Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis, except as stated hereunder, over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Goodwill that has an indefinite useful life is not systematically amortized but is tested at least once a year for impairment.

Intangible assets generated within the Group are not systematically amortized as long as they are not available for use, i.e. they are not yet in the condition required in order that they will be able to be used as intended by Management.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

E. Intangible Assets (cont’d)

5. Amortization (cont’d)

The estimated useful life for the current period and comparative periods is as follows:

•	Product registration—mainly 8 years.

•	Intangible assets on purchase of products—mainly 20 years.

•	Marketing rights—five to 10 years.

•	Non-competition and confidentiality agreement—5 years.

•	Rights to use trademarks—mainly 4 years.

Registration costs incurred for products that can be identified and separated, and which in the Company’s estimation will produce future economic benefit, are recognized as an asset in the “intangible assets” category and are amortized over the period of economic benefit they are expected to provide.

The amortization methods, useful lives and residual values are reviewed at least at the end of each reporting year and are adjusted where necessary.

The Group examines the estimated useful life of an intangible asset that is not amortized (goodwill) in every reporting year, in order to determine if the events and circumstances continue to support the determination that the intangible asset has an indeterminate lifespan.

F. Leased Assets

Leases, including leases of lands from Israel Lands Administration or from other third parties, wherein the Group assumes substantially all the risks and rewards of ownership of the asset are classified as financing leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the future minimum lease payments. Future payments for exercising an option to extend the lease from Israel Lands Administration are not recognized as part of the asset and the corresponding liability since they constitute contingent lease payments that are derived from the fair value of the land on the future renewal dates of the lease agreement. Subsequent to the initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

In a lease of land and buildings, the land and buildings components are examined separately for purposes of classifying the lease, where a significant consideration in classification of the land component is the fact that land normally has an indefinite useful life.

G. Inventory

Inventory is measured at the lower of cost or net realizable value. The cost of the inventories of raw materials, packaging materials, spare parts, maintenance materials and purchased materials is determined according to weighted average formula, which includes the costs of acquiring the inventory and bringing it to its current location and condition. The cost of finished

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

G. Inventory (cont’d)

products and of products in process is determined on the basis of average production costs, including materials, labor and factory expenses. The cost includes the allocable part of the production overhead, based on normal capacity. Net realizable value is the estimated selling price during the ordinary course of business, after deduction of the estimated completion costs and the estimated costs required to execute the sale.

Long-term inventory is inventory the Company expects to realize in a period of more than the upcoming 12 months.

H. Capitalization of borrowing Costs

The costs of specific and non-specific borrowing are capitalized to qualified assets during the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs were capitalized in the same manner to the investment in qualified assets or to the part thereof that was not financed by specific borrowing, using an interest rate that is the weighted-average of the cost rates for those borrowing sources, the cost of which was not capitalized specifically. Other borrowing costs are recorded in profit and loss as incurred.

I. Impairment

1. Non-derivative financial assets

A financial asset not presented at fair value through profit or loss is tested for impairment when objective evidence exists indicating that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be reliably estimated.

For material financial assets, the need to reduce the value of the asset is examined for each asset individually. For other financial assets, the need for impairment is examined collectively, for groups having similar credit risks.

All impairment losses are recognized in profit or loss.

Reversal of impairment loss

An impairment loss is reversed if the reversal can be related objectively to an event that occurred after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

2. Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there are indications of impairment. If such indications exist the asset’s recoverable amount is calculated. Each year, on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash-generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

I. Impairment (cont’d)

2. Non-financial assets (cont’d)

Determining cash-generating units

For purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks attributed to the asset or cash-generating unit, for which the estimated future cash flows expected to derive from the asset or cash-generating unit were not adjusted.

Allocation of goodwill to cash-generating units

Subject to an operating segment ceiling test (before the aggregation of similar segments), for purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. In cases where goodwill is not monitored for internal reporting purposes, it is allocated to operating segments (before the aggregation of similar segments) and not to a cash-generating unit (or group of cash-generating units) lower in level than an operating segment.

Goodwill acquired in a business combination is allocated to cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from synergies of the combination.

Recognition of impairment loss

Impairment losses are recognized if the carrying amount of an asset or the cash-generating unit to which the asset relates exceeds its estimated recoverable amount and such losses are recognized in profit and loss. Regarding cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after gross-up of the goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to these units and then to reduce the carrying amounts of the other assets in the cash-generating unit, on a pro rata basis.

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets for which impairment losses were recognized in prior periods, at every reporting date an examination is made as to whether there are indications that the losses have decreased or no longer exist. An impairment loss

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

I. Impairment (cont’d)

2. Non-financial assets (cont’d)

Reversal of impairment loss (cont’d)

is reversed if there has been a change in the estimates used to determine the recoverable amount, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

J. Employee Benefits

1. Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are generally funded by deposits with insurance companies or in funds managed by a trustee, and they are classified either as defined contribution plans or as defined benefit plans.

a. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

b. Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation, in respect of defined benefit plans for post-employment benefits, is calculated separately for each plan by estimating the future amount of the benefit to which an employee will be entitled as compensation for his services during the current and past periods. This benefit is presented according to present value after deducting the fair value of the plan assets. The Group determines the net interest on the net defined benefit liability (asset) in respect of a defined benefit by multiplying the net liability (asset) in respect of a defined benefit by the discount rate used to measure the defined benefit obligation as they were determined at the beginning of the annual reporting period.

The discount rate is determined according to the yield on government bonds in the same currency that have maturity dates approximating the terms of the Group’s obligations. The calculations are performed by a licensed actuary using the “projected unit credit method”.

When on the basis of the calculations a net asset is created for the Group, the asset is not recognized as an asset of the Group, since the Group is not entitled to refunds or a reduction in future deposits.

Remeasurement of the net defined benefit liability includes actuarial gains and losses and the return on plan assets (excluding interest). The Group records immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses derived from a defined benefit plan.

Interest costs on a defined benefit obligation and interest income on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

J. Employee Benefits (cont’d)

2. Other long-term employee benefits

The Group’s net obligation for long-term employee benefits, which are not attributable to post-employment benefit plans, is for the amount of the future benefit to which employees are entitled for services that were provided during the current and prior periods. The amount of these benefits is discounted to its present value and the fair value of the assets related to these obligations is deducted therefrom. The discount rate is determined based on the yield on the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculations use the “projected unit credit method” method. Actuarial gains and losses are recorded in income and loss in the period in which they arise.

3. Termination benefits

Termination benefits to employees are recognized as an expense when the Group has clearly undertaken, with no real chance of cancellation, to terminate employees before they reach the customary retirement age according to a formal, detailed plan. The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employees that will accept the proposal can be reliably estimated. If the benefits are payable more than 12 months after the end of the reporting period, they are discounted to their present value. The discount rate used is the yield on the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations.

4. Short-term benefits

Obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recorded when the related service is provided. A provision for short-term employee benefits in respect of cash bonuses is recognized in the amount expected to be paid where the Group has a current legal or constructive obligation to pay the said amount for services provided by the employee in the past and the amount can be estimated reliably.

Classification of employee benefits for measurement purposes as short-term benefits or as other long-term benefits is determined based on the Company’s forecast with respect to full settlement of the liability.

5. Share-based payment transactions

The fair value on the date of grant of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period wherein unconditional entitlement to the awards is obtained. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest.

K. Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

K. Provisions (cont’d)

(1) Legal claims

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that the Group will be required to use its economic resources to settle the obligation and the amount of obligation can be reliably estimated. Where the impact of the time value is material, the provision is measured at its present value.

(2) Restructuring

A provision for a structural change is recognized when the Group has approved a detailed and formal restructuring plan, and the structural change either has commenced or has been announced to the employees. The provision includes the direct expenditures deriving from the structural change that are necessary for the restructuring, and which do not relate to the Group’s continuing activities.

L. Revenues

(1) Sale of goods

Revenues from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, discounts and commercial and quantity discounts. Where the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

In markets where the group granted credit period for a sale exceeds the accepted credit period in the industry, the Group recognizes the future consideration at its present value, calculated using the credit risk rate of the customer. The difference between the fair value and the stated value of the proceeds is recognized as interest income over the credit period.

The Group recognizes revenue when the significant risks and rewards from ownership of the products are transferred to the buyer, receipt of the proceeds is probable, it is possible to reliably estimate the future returns, the costs that were incurred or will be incurred for the transaction can be reliably estimated, management has no ongoing involvement in the sold products and the revenue can be reliably estimated. If it is expected that a discount will be granted and its amount can be measured reliably, the discount is deducted from the revenue from sale of the goods.

Discounts to customers that are conditional upon the customers’ compliance with certain targets, such as minimal annual purchases, are included in the financial statements as a deduction from revenue, in proportion to the rate of compliance with the targets, only when it is probable that the targets will be achieved and the amount of the discount can be reasonably determined.

The timing of transferring the risks and rewards changes according to the specific terms of the sale contract. Regarding sales of products in Israel, transfer of the risks and rewards generally exists when the products arrive at the customer’s warehouse, although regarding certain international shipments the transfer occurs when the products are loaded on the shipper’s transport vehicles.

(2) Commissions

When the Group acts as an agent and not as a primary supplier, the revenue is recognized in the amount of the net commission.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

M. Financing Income and Expenses

Financing income includes interest income on funds invested, dividend income, changes in the fair value of financial assets presented at fair value through profit or loss, exchange rate gains and gains on hedging instruments recognized in profit or loss. Interest income is recognized as it is accrued, using the effective interest method. Dividend income is recognized when the Group is given the right to receive the payment.

Financing expenses include interest on loans received, changes in the time value of provisions, changes in the fair value of contingent considerations from a business combination, changes in the fair value of financial assets presented at fair value through profit or loss, impairment losses on financial assets (other than losses on trade receivables that are presented as part of general and administrative expenses) and losses from hedging instruments recognized in profit or loss. Credit costs, which are not capitalized to qualifying assets, are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses in respect of financial assets and liabilities are reported on a net basis.

N. Income taxes Expense

Taxes on income include current and deferred taxes. Current tax and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes

Current tax is the amount of tax expected to be paid (or received) on the taxable income for the year, calculated using the applicable tax rates based on the laws enacted or substantively enacted as of the date of the report. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to settle the obligation.

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The Group does not recognize deferred taxes for the following temporary differences:

•	The initial recognition of goodwill;

•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income; and

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

N. Income taxes Expense (cont’d)

Deferred taxes (cont’d)

•	Differences deriving from investments in subsidiaries, joint arrangements and associated companies, to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

Deferred taxes are measured at the tax rates expected to apply to the temporary differences when they are utilized, based on the laws that have been enacted or substantively enacted as of the reporting date.

A deferred tax asset is recognized in respect of tax loss carryforward , tax benefits and deductible temporary differences, where it is expected that in the future there will be taxable income against which they can be utilized. Deferred tax assets are reviewed at every reporting date and to the extent it is not expected that the related tax benefits will be realized, they are reduced.

Offset of deferred tax assets and liabilities

The Group offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to the same taxable income taxed by the same tax authority for the same taxable entity, or on different taxable entities, where they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be settled concurrently.

Additional tax on dividend distribution

The Group may be required to pay additional tax in case of distribution of dividends by the Group companies. This additional tax was not included in the financial statements, since the policy of the Group is not to distribute a dividend which creates an additional tax liability for the recipient company in the foreseeable future.

Inter-company transactions

Deferred tax in respect of inter-company transactions in the consolidated financial statements is recorded according to the tax rate applicable to the procuring company.

When calculating the deferred taxes, account was not taken of taxes that would apply in the event that investments in the investee companies are realized, since it is the Company’s intention to hold these investments and not realize them.

O. Government Grants

Grants received from the Chief Scientist in respect of research and development projects are treated as forgivable loans, according to IAS 20. Grants received from the Chief Scientist are recognized as liabilities according to their fair value on the date the grants were received unless it was reasonably certain on that date that the amount received will not be repaid. The amount of the liability is reexamined in each period and any changes in the present value of the cash flows, discounted at the

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

O. Government Grants (cont’d)

original interest rate of the grant, are recognized in the profit or loss. The difference between the amount received and the fair value on the date the grant is received, is recognized as a reduction of research and development expenses.

P. Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss attributable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss attributable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares, including stock options and stock options granted to employees.

Q. Segment Reporting

An operating segment is a component of the Group that meets the following three conditions:

1.	It engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions between the Group companies;

2.	Its operating results are reviewed regularly by the Group’s chief operating decision maker in order to make decisions regarding resources to be allocated to the segment and to assess its performance; and

3.	Separate financial information is available in respect thereof.

R. Environmental costs

The current costs for operation and maintenance of facilities for the prevention of environmental pollution and projected provisions, for environmental rehabilitation costs stemming from current or past activities, are recorded in the statement of income. The costs of constructing facilities to prevent environmental pollution, which increase the life expectancy of a facility or its efficiency, or decrease or prevent the environmental pollution, are added to the cost of the fixed assets and depreciated according to the Group’s regular depreciation policies.

S. New standards and interpretations

(1) A new suite of accounting standards regarding consolidation of financial statements, joint arrangements and disclosure of rights in other entities

(a) IFRS 10, Consolidated Financial Statements

The Standard presents a new control model for determining whether investee entities should be consolidated, which is to be implemented with respect to all the investees entities. According to the Standard, existence of effective control over the investee requires consolidation in the financial statements. In addition, when assessing the existence of control, all significant potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable.

The Standard was applied retroactively.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

S. New standards and interpretations (cont’d)

(1) A new suite of accounting standards regarding consolidation of financial statements, joint arrangements and disclosure of rights in other entities (cont’d)

(a) IFRS 10, Consolidated Financial Statements (cont’d)

The Company examined the control determination in a foreign structured entity set up for purposes of a securitization agreement for sale of receivables of some of the Group’s companies (hereinafter—“the Foreign Company”). As a result, the control determination has changed with respect to the Foreign Company and it was determined that the Company has control over the Foreign Company pursuant to the provisions of IFRS 10.

Accordingly, the Company’s financial statements were adjusted retrospectively in order to reflect consolidation of the Foreign Company in the Company’s financial statements. The adjustment was made by means of increasing the balance of the Group’s customer receivables sold in the framework of securitization transaction, where the proceeds in respect thereof were received in cash, against recording of a short-term loan in the same amount. This retrospective adjustment had no impact on the Group’s shareholders’ equity, statements of income and statements of comprehensive income.

Pursuant to IAS 1 “Presentation of Financial Statements”, presentation of a statement of financial position is required at the beginning of the period presented in the comparative data.

See Note 3T below regarding the quantitative impacts on the Group’s financial statements.

(b) IFRS 11, Joint Arrangements

The Standard classifies joint arrangements as joint operations or as joint ventures on the basis of the rights and obligations of the parties to the arrangement. Joint ventures, which are all the joint arrangements structured in a separate vehicle in which the parties with joint control have rights to the net assets of the joint arrangement, are to be accounted for using the equity method of accounting (the possibility of applying the proportionate consolidation method has been eliminated).

Application of the Standard did not have a significant impact on the financial statements.

(2) IFRS 13 Fair Value Measurement

The Standard replaces the guidelines with respect to fair value measurement that currently appear in the various IFRS standards. For this purpose, the Standard defines fair value and provides measurement and disclosure guidelines. Nevertheless, the Standard does not require new fair value measurement requirements but, rather, explains how to measure fair value when such measurement is required by other standards. The Standard applies where fair value measurements or disclosures are required or permitted by other IFRS standards.

The Standard is to be applied prospectively, where the Standard’s disclosure requirements will not apply to comparative information for periods prior to the initial application.

Application of the Standard did not have a significant impact on the financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

S. New standards and interpretations (cont’d)

(3) Amendment to IAS 19, Employee Benefits

The Amendment includes a number of changes to the accounting treatment of employee benefits, including the recording of all actuarial gains and losses immediately through other comprehensive income. Furthermore, the interest that is recognized in profit or loss will be calculated on the balance of the net defined benefit liability, according to the discount rate used to measure the liability. In addition, classification of employee benefits as short-term or long-term will depend on when the entity expects that the benefits will be fully utilized.

Application of the Standard did not have a significant impact on the financial statements.

(4) Amendment to IAS 1, Presentation of Financial Statements, regarding presentation of items of other comprehensive income

The Amendment changed the manner of presentation of items of other comprehensive income in the financial statements, such that items of other comprehensive income that subsequent to the initial recognition in the statement of comprehensive income will be transferred to the statement of income, are presented separately from items of other comprehensive income that will never be transferred to the statement of income.

The statement of comprehensive income for the comparative periods was restated in accordance with the Amendment.

T. Impact on the financial statements

(1) Impact on the statement of financial position

	As of December 31, 2012
	As previously reported	Impact of retrospective application of IFRS 10	As reported in these financial statements
	$ thousands	$ thousands	$ thousands
Assets
Trade receivables	614,005	261,042	875,047
Trade receivables in the securitization transaction not yet eliminated	81,952	(81,952)	—

Total current assets	2,390,484	179,090	2,569,574

Total assets	3,975,023	179,090	4,154,113

Liabilities
Loans and credit from banks and others lenders	234,910	179,090	414,000

Total current liabilities	1,435,559	179,090	1,614,649

Total liabilities	2,646,247	179,090	2,825,337

Total liabilities and equity	3,975,023	179,090	4,154,113

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

T. Impact on the financial statements (cont’d)

(1) Impact on the statement of financial position (cont’d)

	As of December 31, 2011
	As previously reported	Impact of retrospective application of IFRS 10	As reported in these financial statements
	$ thousands	$ thousands	$ thousands
Assets
Trade receivables	523,687	241,249	764,936
Trade receivables in the securitization transaction not yet eliminated	66,587	(66,587)	—

Total current assets	2,220,573	174,662	2,395,235

Total assets	3,765,836	174,662	3,940,498

Liabilities
Loans and credit from banks and others lenders	451,185	174,662	625,847

Total current liabilities	1,535,994	174,662	1,710,656

Total liabilities	2,524,238	174,662	2,698,900

Total liabilities and equity	3,765,836	174,662	3,940,498

(2) Impact on the statement of cash flows

	For the year ended December 31, 2012
	As previously reported	Impact of retrospective application of IFRS 10	As reported in these financial statements
	$ thousands	$ thousands	$ thousands
Net cash provided by operating activities	63,277	(4,428)	58,849

Net cash provided by financing activities	26,338	4,428	30,766

	For the year ended December 31, 2011
	As previously reported	Impact of retrospective application of IFRS 10	As reported in these financial statements
	$ thousands	$ thousands	$ thousands
Net cash provided by operating activities	306,187	(8,335)	297,852

Net cash used in financing activities	(70,988)	8,335	(62,653)

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

U. New standards and interpretations not yet adopted

(1) IFRS 9 (2014), Financial Instruments

A final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement

In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting—general

Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets

IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date.

If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 3—Significant Accounting Policies (cont’d)

U. New standards and interpretations not yet adopted (cont’d)

(2) IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group has not yet commenced examining the effects of adopting IFRS 15 on the financial statements.

Note 4—Trade Receivables

	December 31
	2013	2012
	$ thousands	$ thousands
Open accounts*
Foreign	987,027	**902,203
Domestic (Israel)	39,341	**37,117

	1,026,368	939,320
Less—provision for doubtful accounts	(46,871)	(64,273)

	979,497	875,047

	December 31
	2013	2012
	$ thousands	$ thousands
Non-current trade receivables	12,088	15,902
Current trade receivables	1,026,368	939,320
Less—provision for doubtful accounts	(46,871)	(64,273)

	991,585	890,949

*	Including post-dated checks (on December 31, 2013—$2,374 thousand and on December 31, 2012—$2,062 thousand).
**	Retrospective application—see Note 3S, regarding initial application of the new set of standards on consolidation of financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 4—Trade Receivables (cont’d)

In September 2004, the Company and several subsidiaries of the Company (hereinafter—“the Companies”) signed a securitization agreement with Rabobank International for sale of customer receivables (hereinafter—“the Securitization Agreement” or “the Securitization Transaction”).

Pursuant to the Securitization Agreement, the Companies will sell their trade receivables in various currencies to a foreign company that was established for this purpose (hereinafter—“the Acquiring Company”), which is not owned by the Group. The purchase of these trade receivables by the Acquiring Company is financed by an American company, Nieuw Amsterdam Receivables Corporation, which is part of the Rabobank International Group.

The trade receivables included in the Securitization Transaction are receivables that comply with a number of criteria, as stated in the Securitization Agreement.

On November 22, 2011, the Securitization Agreement was updated and extended for an additional framework period of three years without significant changes in the structure of the Securitization Transaction. During the framework period the credit framework will be re-approved annually, pursuant to the Securitization Agreement. As of the date of the report, the credit framework was approved up to July 31, 2014.

On August 1, 2012, the Securitization Agreement was updated such that the maximum securitization amount in every calendar year was adjusted for the seasonal changes in the scope of the Company’s activities: in the months April—June, the maximum securitization amount will be $350 million, in the months July—September, the maximum securitization amount will be $300 million, and in the months October—March, the maximum securitization amount will be $250 million. The amounts collected from customers whose debts were sold are used to purchase new trade receivables.

The price at which the trade receivables will be sold is the amount of the debt being sold less a discount calculated on the basis of the period anticipated to pass between the date the debt was sold and the expected repayment date.

In the month following the acquisition date of the debt, the Acquiring Company pays most of the debt in cash and the balance in a subordinated liability that is paid after the debt is collected. If the customer does not pay his debt on the expected repayment date, the Company bears interest up to the earlier of the actual payment of the debt or the date on which the Acquiring Company is indemnified by the insurance company (the actual costs are not significant and are not expected to be significant).

The Group companies bear in the full losses that will be sustained by the Acquiring Company due to non-payment of the trade receivables included in the securitization transaction, up to the amount of the total outstanding balance of the debt, subject to the insurance policy.

The Acquiring Company will not have a right of recourse to the Companies with respect to the amounts paid in cash, except debts for which a commercial dispute arises between the Companies and their customers, namely, a dispute arising from an alleged failure by the seller to fulfil an obligation in the supply agreement for the product, such as: failure to supply the correct product, defect in the product, non-compliance with the supply date, etc.

The Companies service the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 4—Trade Receivables (cont’d)

Under the terms of the agreement, the Company committed to maintain certain financial covenants, mainly, financial liabilities to equity and profitability ratios—see Note 20D.

Note 5—Financial and Other Assets, Including Derivatives*

	December 31
	2013	2012
	$ thousands	$ thousands
Claims from the government in respect of participations and tax refunds	61,895	57,753
Receivables in respect of transactions in derivatives	41,583	23,631
Current maturities in respect of derivatives	—	19,802
Income receivable	1,185	1,070
Advances to suppliers	3,173	4,895
Other	15,150	12,561

	122,986	119,712

*	Except for derivative transactions presented at fair value and non-financial assets, the remaining items are classified in the “loans and receivables” category.

Note 6—Inventories

	December 31
	2013	2012
	$ thousands	$ thousands
Finished goods	693,379	672,782
Work in progress	126,743	103,397
Raw materials	287,569	329,212
Packaging materials	10,281	10,113
Spare parts and maintenance materials	22,934	20,740

	1,140,906	1,136,244
Purchased products for sale	77,294	102,910

	1,218,200	1,239,154

Additional information:
Merchandise in transit (included in the inventories balance)	54,745	58,615

	December 31
	2013	2012
	$ thousands	$ thousands
Non-current inventory	25,184	40,893
Current inventory	1,218,200	1,239,154

	1,243,384	1,280,047

The Group wrote-down inventory mainly due to slow moving and defective inventory and inventory for which the net realizable value is less than its cost. The balance of the write-down was $23.4 million and $31.1 million as of December 31, 2013 and 2012, respectively.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 7—Other Financial Investments and Receivables

A. Composition

	December 31
	2013	2012
	$ thousands	$ thousands
Long-term investments, loans and receivables	21,243	23,522
Bank deposits	52,500	—
Claims from the government in respect of tax refunds	147	7,648
Non-current trade receivables	12,088	15,902
Derivatives	929	19,811
Call options in respect of business combination transaction	3,068	—
Other investments	183	889

	90,158	67,772
Less—current maturities	2,707	19,802

	87,451	47,970

B. Maturities

The other financial investments and receivables are repayable as follows:

$ thousands
First year (current maturities)	2,707
Second year	2,052
Third year	721
Fourth year	5,359
Fifth year and thereafter	62,551
Without fixed maturity date	16,768

90,158

Note 8—Non-Financial Investments and Other Receivables, including Non-Current Inventory

	December 31
	2013	2012
	$ thousands	$ thousands
Non-current inventory	25,184	40,893
Non-financial assets	1,362	1,835

	26,546	42,728

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 9—Fixed Assets

A. Movement in the carrying amount:

	Land and buildings	Facilities and equipment	Motor vehicles	Furniture computers and office equipment	Total
	$ thousands
Cost
Balance as of January 1, 2013	230,243	1,146,734	12,094	30,492	1,419,563
Additions**	8,740	74,013	2,925	6,428	92,106
Business combinations	—	706	377	27	1,110
Transition from proportionate consolidation to equity accounted company	(1,825)	(18,879)	(245)	(319)	(21,268)
Disposals	(98)	(978)	(2,147)	(2,657)	(5,880)

Balance as of December 31, 2013	237,060	1,201,596	13,004	33,971	1,485,631

Accumulated depreciation
Balance as of January 1, 2013	97,203	588,501	5,784	20,536	*712,024
Additions**	7,255	43,876	2,039	4,294	57,464
Business combinations	—	10	67	14	91
Transition from proportionate consolidation to equity accounted company	(724)	(866)	(204)	(302)	(2,096)
Disposals	(97)	(591)	(1,859)	(2,499)	(5,046)

Balance as of December 31, 2013	103,637	630,930	5,827	22,043	762,437

Depreciated balance at December 31, 2013	133,423	570,666	7,177	11,928	723,194

	Land and buildings	Facilities and equipment	Motor vehicles	Furniture computers and office equipment	Total
	$ thousands
Cost
Balance as of January 1, 2012	211,473	1,077,693	9,752	27,493	1,326,411
Additions**	22,225	69,961	3,851	4,745	100,782
Business combinations	1,356	601	16	39	2,012
Disposals	(4,811)	(1,521)	(1,525)	(1,785)	(9,642)

Balance as of December 31, 2012	230,243	1,146,734	12,094	30,492	1,419,563

Accumulated depreciation
Balance as of January 1, 2012	94,815	547,385	5,047	18,617	*665,864
Additions**	6,507	42,504	1,898	3,695	54,604
Disposals	(4,119)	(1,388)	(1,161)	(1,776)	(8,444)

Balance as of December 31, 2012	97,203	588,501	5,784	20,536	712,024

Depreciated balance at December 31, 2012	133,040	558,233	6,310	9,956	707,539

*	Including an impairment provision from 2010 of $15.8 million, of which $14.9 million is for facilities and equipment.
**	Includes effect of foreign currency translation differences in respect of foreign operations.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 9—Fixed Assets (cont’d)

B. Additional information

1.	Makhteshim Chemical Works Ltd.’s (hereinafter—“Makhteshim”) facilities are located on land of about 1,086 dunams in Naot Hovav (including buildings, offices facilities and warehouses) under lease agreements for various periods ending between the years 2023–2029 with a right to extend, and on land of about 407 dunams in Be’er Sheva leased from Israel Lands Administration, on which there is a built-up area, including buildings, offices facilities and warehouses. In addition, on the land located in Be’er Sheva, there is a facility of Lycord, a subsidiary of the Company.

Agan Chemical Manufacturers Ltd.’s (hereinafter—“Agan”) facilities are located in Ashdod on a freehold area of about 242 dunams, of which an area of about 90 dunams is registered in the name of Agan and about 112 dunams that will be registered in the name of Agan subject to execution of consolidation and subdivision proceedings, which as of the date of the report had not yet been completed, and approximately 40 dunams are leased from Israel Lands Administration for lease periods ending between the years 2050 and 2054. On the land there is a built-up area, including, among other things, manufacturing facilities, warehouse, storage areas for empty packagings, engineering services, technical equipment, offices, laboratories, platforms, rest areas for the employees and various auxiliary buildings. Furthermore, Agan leases from other lessors, who are third parties unrelated to the Company, areas of about 7 dunams, are located adjacent to the plant area, for purposes of parking and storage, in consideration of amounts that are not significant to the Company.

The facilities of investee companies outside Israel are located on freehold land.

2.	Regarding liens—see Note 20.

C. Collateral

As of December 31, 2013, fixed asset items totalling $12,796 thousand (2012 – $14,022 thousand) are pledged to secure bank loans (see Note 14 regarding long-term bank loans with respect to terms and repayment dates).

D. Purchase of fixed assets on credit

The Group’s credit due to purchases of fixed assets as of December 31, 2013 is $15,033 thousand.

E. Investment grants

Investment grants received for the purchase of fixed assets

	Balance as of December 31
	2013	2012
	$ thousands	$ thousands
Buildings and equipment in the Group’s plants	113,032	114,331

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 9—Fixed Assets (cont’d)

E. Investment grants (cont’d)

The investment grants that were deducted from the cost of the buildings and equipment in the Group’s plants were received for investments in an “approved enterprise” over the course of many years. In order to ensure compliance with the grant conditions, a floating lien was recorded on all the assets of the subsidiaries in Israel in favor of the State of Israel. For some of the investments, if the Group does not comply with the conditions for receipt of the grant, it will have to refund the grant, fully or partially, plus interest and linkage difference as per law. During 2013, no additional grants were received (in 2012—grants were received in the amount of $3,074 thousand).

F. Capitalized Borrowing costs

	Balance as of December 31
	2013	2012
	$ thousands	$ thousands
Borrowing costs	22,606	22,606

G. Additional Information

The Group has fully-depreciated assets that are still in use. The cost of these assets as of December 31, 2013 is $294,465 thousand (December 31, 2012—$264,039 thousand).

Part of the land in Israel has not yet been registered in the name of the Group companies at the Land Registry Office, mostly due to registration procedures or technical problems.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 10—Intangible Assets

Movement in the carrying amount:

	Product registration	Goodwill	Intangible assets on purchase of products(1)	Software	Marketing rights and trademarks	Other(2)	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cost
Balance as of January 1, 2013	714,585	235,229	329,583	50,400	65,702	44,548	1,440,047
Additions(3)	86,009	2,544	—	7,740	5,491	209	101,993
Disposals	(1,559)	—	—	(5,560)	—	—	(7,119)
Business combinations	1,486	7,595	—	—	—	4,390	13,471
Transition from proportionate consolidation to equity accounted company	(1,674)	—	—	(232)	—	(104)	(2,010)

Balance as of December 31, 2013	798,847	245,368	329,583	52,348	71,193	49,043	1,546,382

Accumulated amortization
Balance as of January 1, 2013	393,742	49,347	195,352	35,110	37,684	21,302	*732,537
Additions(3)	63,472	(625)	15,173	4,480	11,727	4,448	98,675
Disposals	(1,219)	—	—	(5,560)	—	—	(6,779)
Transition from proportionate consolidation to equity accounted company	(1,459)	—	—	(204)	—	(86)	(1,749)

Balance as of December 31, 2013	454,536	48,722	210,525	33,826	49,411	25,664	822,684

Amortized balance as of December 31, 2013	344,311	196,646	119,058	18,522	21,782	23,379	723,698

(1)	Intangible assets on purchase of products includes mainly consideration paid pursuant to agreements from 2001 and 2002 attributed to rights in intellectual property, trademarks, trade name, technological know-how, and information with respect to customers and suppliers of raw materials.
(2)	Including primarily lists of customers.
(3)	Including effect of foreign currency translation differences in respect of foreign operations.
*	Including impairment provision for the decline in value of assets, in the purchase of products, totaling $7.5 million and registration totaling $21 million. The provisions were recorded in 2006, 2007 and 2010.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 10—Intangible Assets (cont’d)

Movement in the carrying amount: (cont’d)

	Product registration	Goodwill	Intangible assets on purchase of products(1)	Software	Marketing rights and trademarks	Other(2)	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cost
Balance as of January 1, 2012	626,424	226,633	329,583	46,680	65,588	37,274	1,332,182
Additions(3)	88,161	5,766	—	3,720	114	1,158	98,919
Business combinations	—	2,830	—	—	—	6,116	8,946

Balance as of December 31, 2012	714,585	235,229	329,583	50,400	65,702	44,548	1,440,047

Accumulated amortization
Balance as of January 1, 2012	333,311	48,646	180,134	32,577	27,524	17,388	*639,580
Additions(3)	60,431	701	15,218	2,533	10,160	3,914	92,957

Balance as of December 31, 2012	393,742	49,347	195,352	35,110	37,684	21,302	732,537

Amortized balance as of December 31, 2012	320,843	185,882	134,231	15,290	28,018	23,246	707,510

(1)	Intangible assets on purchase of products includes mainly consideration paid pursuant to agreements from 2001 and 2002 attributed to rights in intellectual property, trademarks, trade name, technological know-how, and information with respect to customers and suppliers of raw materials.
(2)	Including primarily lists of customers.
(3)	Including effect of foreign currency translation differences in respect of foreign operations.
*	Including impairment provision for the decline in value of assets, in the purchase of products, totaling $7.5 million and registration totaling $21 million. The provisions were recorded in 2006, 2007 and 2010.

Note 11—Loans and Credit from Banks and Other Lenders

A. Composition

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Credit from banks
Overdrafts	6,474	8,000
Short-term credit	294,458	*290,190

	300,932	298,190

Current maturities—other	121	171
Current maturities of long-term loans from banks	96,090	115,639

	397,143	414,000

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 11—Loans and Credit from Banks and Other Lenders (cont’d)

B. Currencies linkage terms and interest rates (excluding current maturities)

	Weighted interest rate as at the balance sheet date	December 31
		2013	2012
	%	$ thousands	$ thousands
Credit from banks
Overdrafts:
In Euro	2.3	2,489	4,850
In Polish zloty	6.1	2,694	3,137
In other currencies	11.9	1,291	13

		6,474	8,000

Short-term credit:
In US dollars	2.4	126,984	*122,774
In Euros	1.9	52,905	*38,945
In Australian dollars	4.3	20,324	*21,322
In British pounds	2.2	21,963	*17,775
In Polish zloty	4.3	20,459	*19,028
In NIS	2.6	19,371	*25,514
In other currencies	10.5	32,452	44,832

		294,458	290,190

		300,932	298,190

C.	Regarding financial covenants—see Note 20C.
*	Retrospective application—see Note 3S, regarding initial application of the new set of standards on consolidation of financial statements.

Note 12—Trade Payables

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Open accounts	638,905	592,107
Post-dated checks	2,620	5,138

	641,525	597,245

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 13—Other payables

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Liabilities to employees and other liabilities in respect of salaries and wages	122,276	111,044
Government institutions	14,395	11,035
Payables in respect of transactions in derivatives	23,376	14,405
Accrued expenses	68,326	69,164
Payables in respect of intangibles assets	13,966	33,552
Payables in respect of business combination	5,600	—
Liabilities for discounts	96,139	92,859
Provisions for legal claims	18,651	4,866
Other	53,013	35,457

	415,742	372,382

Note 14—Long-Term Loans from Banks

A. Composition

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Loans from banks	344,277	358,192
Less—current maturities	96,090	115,639

	248,187	242,553

B. Linkage base and interest rates

	Weighted interest rate as at the balance sheet date	December 31
		2013	2012
	%	$ thousands	$ thousands
In US dollars	4.4	336,434	343,522
In Brazilian real	5.3	4,462	6,550
In Euro	1.9	1,980	4,655
In other foreign currency	2.4	1,401	3,465

		344,277	358,192

C. Repayment dates

$ thousands
First year (current maturities)	96,090
Second year	77,982
Third year	72,839
Fourth year	36,755
Fifth year and thereafter	60,611

344,277

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 14—Long-Term Loans from Banks (cont’d)

D. Regarding the commitment of the Company and certain subsidiaries to banks to maintain certain financial covenants, mainly debt-equity and profitability ratios—see Note 20C.

Note 15—Debentures

On December 4, 2006, the Company issued to institutional investors three series of debentures, Series B, C and D, in the aggregate amount of NIS 2,350 million par value, in exchange for their par value.

During 2008, the Company purchased by itself and through a wholly-owned subsidiary, a cumulative total of NIS 80.4 million par value debentures (Series B), at a total cost of $16,425 thousand. Due to the Company’s purchase, debentures with par value of NIS 12.5 million were de-listed from trading.

On March 25, 2009, the Company issued debentures by expanding Series C and D, in the total amount of NIS 1,133 million par value debentures for a consideration of 101.56% and 98.95% of its par value, respectively.

On January 16, 2012, the Company issued debentures by expanding Series B and D, in the total amount of NIS 1,054 million par value debentures for a consideration of 85.84% and 103.36% of their par values, respectively.

On January 6, 2013, the Company issued debentures by expanding Series B, in the total amount of NIS 600 million par value debentures for a consideration of 94.88% of their par value.

The debentures issued are broken down into three series, as follows:

1.	Series B debentures, in the amount of NIS 2,763.5 million par value, linked to the CPI and bearing interest at the base annual rate of 5.15%. The debenture principal is to be repaid in 17 equal payments in the years 2020 through 2036. The issuance costs for this series amounted to $3,283 thousand.

2.	Series C debentures, in the amount of NIS 1,126 million par value, linked to the CPI and bearing interest at the base annual rate of 4.45%. The debenture principal is to be repaid in 4 equal payments in the years 2011 through 2013. The issuance costs for this series amounted to $1,591 thousand.

3.	Series D debentures, in the amount of NIS 1,247.5 million par value, unlinked and bearing interest at the base annual rate of 6.5%. The debenture principal of the series issued in 2006 and 2009 is to be repaid in 6 equal payments in the years 2012 through 2016. The debenture principal of the series issued in 2013 is to be repaid in 4 equal payments in the years 2013 through 2016. The issuance costs for this series amounted to $2,215 thousand.

On May 27, 2008 the Company filed in Israel a shelf prospectus and a prospectus for registration for trading, whereby the Company’s debentures (Series B, C and D) were registered for trading. Up to the date of registration for trading, the Company paid additional interest at the rate of 0.25% in respect of the said debentures.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 15—Debentures (cont’d)

On November 30, 2010 through 2013, the Company repaid a total of NIS 1,126 million par value debentures (Series C), which amounted to about $358.3 million, as payment of the debenture principal of Series C. The principal payment made on November 30, 2013, was the final payment where as a result thereof the principal was repaid in full.

On November 30, 2012 through 2013, the Company repaid a total of NIS 569.7 million par value debentures (Series D), which amounted to about $154.5 million, as payment of the debenture principal of Series D.

Subsequent to the balance sheet date, the Company issued debentures, through an expansion of Series D, in the total amount of NIS 487.8 million par value. For additional details—see Note 33.

A. Linkage base and interest rates:

	Linkage terms	Interest rate as of balance sheet date	Par value	Total
		%	NIS thousands	$ thousands
Debentures—Series B	CPI	5.15	2,683,117	896,585
Debentures—Series D	Unlinked	6.50	677,842	196,133

Total			3,360,959	1,092,718

B. Repayment dates

$ thousands
First year (current maturities)	65,378
Second year	65,378
Third year	65,378
Fourth year	—
Fifth year and thereafter	896,584

1,092,718

Note 16—Other Long-Term Liabilities

	December 31 2013	December 31 2012

	$ thousands	$ thousands
Liabilities linked primarily to the Brazilian real	11,560	11,465
Long-term transactions in derivatives	10,265	303
Long-term loans from others	6,403	6,693
Liability in respect of business combinations	7,206	12,422
Liability in respect of payments to the Chief Scientist	2,005	2,537
Other provisions and liabilities	3,551	3,708

	40,990	37,128

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 17—Income Taxes

Details regarding the tax environment of the Group

A. Corporate Tax rate

(1)	On August 5, 2013, the Israeli Parliament approved the Law for Change in National Priorities (Legislative Amendments to Achieve Budget Objectives in the years 2013 and 2014)—2013, which, inter alia, raised the corporate tax rate by 1.5% to a rate of 26.5% beginning in the 2014 tax year.

The deferred tax balances in respect of the companies assessed in Israel as at December 31, 2013 were calculated according to the new tax rates specified in the Law for Changes in National Priorities, at the tax rate expected to apply on the date of reversal. The effect of the change on the financial statements as of December 31, 2013 is not significant.

(2)	On February 4, 2010 amendment 174 to the Income Tax Ordinance (New Version)—1961 (hereinafter—“the Ordinance”) was published in the official registrar. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No.29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter—“the Temporary Order”). On January 12, 2012 Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011.

The impact of the amendment of the Income Tax Ordinance on the Company’s financial statements and on its provisions for taxes is not significant.

(3)	The subsidiaries outside of Israel are assessed based on the tax laws in the country of their residence.

B. Benefits under the Law for the Encouragement of Capital Investments

Industrial enterprises of subsidiaries in Israel were granted “Approved Enterprise” or “Beneficiary Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959. Part of the income deriving from the “Approved Enterprise” or “Beneficiary Enterprise” during the benefit period is subject to tax at the rate of up to 25% (the total benefit period is seven years and in certain circumstances up to ten years, but may not exceed 14 years from the date of the Letter of Approval and 12 years from the date the “Approved Enterprise” commenced operations or not more than 12 years from the election year for a “Benefitted Enterprise”).

Other industrial enterprises of subsidiaries in Israel are entitled to a tax exemption for periods of between two and six years and a tax rate of up to 25% for the remainder of the benefit period. Should a dividend be distributed from the tax-exempt income, the subsidiaries will be liable for tax on the income from which the dividend was distributed at a rate of 25%.

The benefit period has ended for some of the enterprises of the subsidiaries and for others will end during years until 2014. In addition, subsidiaries have other investment programs in progress or for which the benefit period has not yet commenced.

The aforementioned benefits are conditional upon compliance with certain conditions specified in the Law, related Regulations and the Letters of Approval, in accordance with which the investments in

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 17—Income Taxes (cont’d)

Details regarding the tax environment of the Group (cont’d)

B. Benefits under the Law for the Encouragement of Capital Investments (cont’d)

the Approved Enterprises were made. Failure to meet these conditions may lead to cancellation of the benefits, in whole or in part, and to repayment of any benefits already received, together with interest. Management believes that the companies are in compliance with these conditions.

C. Amendment to the Law for the Encouragement of Capital Investments, 1959

On December 29, 2010 the Israeli Parliament approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments—1959 (hereinafter—“the Amendment”). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

Companies can choose not to be included in the scope of the amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise. 2012 is the last tax year that companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track. Further, they will be entitled to receive benefits both under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland” track and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise—in the 2011-2012 tax years—a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years—a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year—6% for Development Area A and 12% for the rest of the country. On August 5, 2013 the Israeli Parliament of Israel passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014)—2013, which cancelled the planned tax reduction so that as from the 2014 tax year the tax rate on preferred income will be 9% for Development Area A and 16% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment to the Law further provides that a tax will not be imposed on a dividend that will be distributed out of preferential income to a shareholder that is a company, at the distributing company level and at the recipient company level. A tax rate of 15% will still apply to a dividend that will be distributed out of preferential income to a taxpayer who is an individual or a foreign resident covered by a treaty to prevent double taxation. As part of the Law for Change of National Priorities (Legislative Amendments for Achieving the Budget Targets for 2013 and 2014), 2013, an increase in the tax rate was provided on a dividend to an individual and to a foreign resident that is distributed commencing from January 1, 2014, and the source of which is preferred income, up to the rate of 20%.

Likewise, the Amendment to the Law Furthermore, provides relief (hereinafter—“the relief”) with respect to the tax on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 17—Income Taxes (cont’d)

Details regarding the tax environment of the Group (cont’d)

C. Amendment to the Law for the Encouragement of Capital Investments, 1959 (cont’d)

amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice. Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

As of the report date, the companies in Israel adopted the amendment to the Law and, accordingly, the deferred taxes that are expected to be realized starting from this date, were recorded based on the tax rates in the amended law.

D. Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Israeli Law for the Encouragement of Industry (Taxes) 1969, the Company is an Industrial Holding Company and some of the subsidiaries in Israel are “Industrial Companies”. The main benefit under this law is the filing of consolidated income tax returns (the Company files a consolidated income tax return with Makhteshim Chemical Works Ltd. commencing from the 2000 tax year) and amortization of know-how over 8 years.

E. Deferred tax assets and liabilities

(1) Deferred tax assets and liabilities recognized

Deferred taxes are calculated at the tax rate expected to be in effect on the date of the reversal, as stated above. Deferred taxes for subsidiaries operating outside of Israel were calculated according to the relevant tax rates in each country.

The movement in deferred tax assets and liabilities is attributed to the following items:

	Fixed assets and intangible assets	Employee benefits	Tax loss carryforwards	Inventories	Other	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Deferred tax asset (liability) balance as at January 1, 2012	(70,881)	16,197	55,640	46,423	6,111	53,490
Changes recognized in statement of income	4,856	(1,338)	(16,411)	4,656	6,079	(2,158)
Business combinations	(1,250)	35	—	—	—	(1,215)
Changes recognized in other comprehensive income	(290)	1,029	(59)	(26)	4,128	4,782

Deferred tax asset (liability) balance as at January 1, 2013	(67,565)	15,923	39,170	51,053	16,318	54,899
Changes recognized in statement of income	3,399	(1,167)	(1,448)	(1,584)	9,587	8,787
Business combinations	(801)	(1)	(300)	(1)	262	(841)
Changes recognized in other comprehensive income	(3)	(91)	(68)	(63)	31	(194)

Deferred tax asset (liability) balance as at December 31, 2013	(64,970)	14,664	37,354	49,405	26,198	62,651

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 17—Income Taxes (cont’d)

Details regarding the tax environment of the Group (cont’d)

E. Deferred tax assets and liabilities (cont’d)

(1) Deferred tax assets and liabilities recognized (cont’d)

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Presented in:
Deferred tax assets	82,101	78,792
Deferred tax liabilities	(19,450)	(23,893)

Total	62,651	54,899

The deferred tax asset balance for tax loss carryforwards is mainly from a subsidiary in Brazil and subsidiaries in Israel. Deferred tax assets were recognized as management considered it probable that future taxable profits will be available against which they can be utilized or in the amount of the deferred tax liabilities.

According to the existing tax laws in the countries in which deferred taxes were recognized, the utilization period of deductible temporary differences and tax losses carryforward does not expire. However, Brazil does limit the amount of tax loss carryforwards that may be offset every year (30% of annual taxable income).

The main supporting evidence used by the Company for the purpose of recognizing a tax asset is based on the characteristics of the industry in which the company operates, including: the agrochemicals industry is characterized by stability and established products based on traditional chemistry, not influenced by significant technological developments.

Brazil is one of the Group’s main growth engines, due mainly to the vacant cultivation areas and because Brazil is a key factor in the production of major agricultural crops, in domestic consumption and in global exporting.

(2) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Tax losses	284,751	328,142

Deferred tax assets have not been recognized in respect of these items, since it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 17—Income Taxes (cont’d)

Details regarding the tax environment of the Group (cont’d)

F. Components of income taxes expenses (income)

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Current tax expenses (income)
Current year	50,204	41,590	32,698
Adjustments for previous years, net	3,133	(4,584)	(13,366)

	53,337	37,006	19,332

Deferred tax expenses (income)
Creation and reversal of temporary
Differences	(17,105)	2,452	(6,217)
Change in the tax rate	8,318	(294)	(6,960)

	(8,787)	2,158	(13,177)

Total income taxes expenses	44,550	39,164	6,155

G. Reconciliation between the theoretical tax and the tax expense

Following is reconciliation between the theoretical tax and the tax expense (income) included in the statement of income:

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Profit before taxes on income	171,621	161,737	126,838
Domestic tax rate	25%	25%	24%

Tax calculated according to the domestic tax rate	42,905	40,434	30,441
Tax benefits from Approved Enterprises	(3,246)	(2,999)	(3,085)
Difference between measurement basis of income for financial statement and for tax purposes	8,106	6,098	(552)
Taxable income and temporary differences at other tax rates	(14,677)	(17,628)	(28,706)
Taxes in respect of prior years	3,133	(4,584)	(13,366)
Temporary differences and losses in the report year for which deferred taxes were not created	9,816	9,299	19,796
Reversal of tax asset created in previous years for loss carryforwards	—	9,434	1,942
Utilization of tax losses from prior years for which deferred taxes were not created	(4,235)	(8,027)	(514)
Creation of deferred taxes for tax losses from previous years for which deferred taxes were not created in the past	(20,288)	(4,506)	—
Non-deductible expenses and other differences	14,718	11,937	7,159
Effect of change in tax rate in respect of deferred taxes	8,318	(294)	(6,960)

	44,550	39,164	6,155

Effective tax rate	25.96%	24.21%	4.9%

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 17—Income Taxes (cont’d)

Details regarding the tax environment of the Group (cont’d)

H. Income taxes in respect of other comprehensive income

	For the year ended December 31
	2013			2012			2011
	Before tax	Tax benefit (expense)	Net of tax	Before tax	Tax benefit	Net of tax	Before tax	Tax benefit (expense)	Net of tax
	$ thousands
Effective portion of changes in fair value of cash flow hedges	(19,145)	(620)	(19,765)	(16,982)	1,549	(15,433)	4,484	(1,095)	3,389
Net changes in fair value of cash flow hedges transferred to the statement of income	(13,174)	738	(12,436)	(26,692)	2,425	(24,267)	31,014	(1,792)	29,222
Re-measurement of defined benefit plan	170	(47)	123	(4,946)	670	(4,276)	1,898	526	2,424

Total	(32,149)	71	(32,078)	(48,620)	4,644	(43,976)	37,396	(2,361)	35,035

I. Final tax assessments in Israel

Agan has received final tax assessments up to and including the year ended 2009. Makhteshim and the Company have received final tax assessments up to and including the year ended 2008. Lycored has received final tax assessments up to and including the year ended 2011.

J. Carryforward of unused tax losses

The amount of the carryforward of unused tax losses at the balance sheet date is $508.6 million.

The Group has created a deferred tax asset of approximately $37.3 million for carryforward of unused tax losses, based on management’s assessment that it is probable that these losses will be realized in future years.

K. Additional Information

Regarding tax claims against a subsidiary in Brazil—see Note 19D(1).

Note 18—Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, short-term benefits and termination benefits. Likewise, the Company has a defined benefit plan for some of its employees, which are subject to Section 14 of the Israeli Severance Pay Law, 1963.

Severance pay and retirement grants

The Company and its subsidiaries in Israel make regular deposits with “Nativ” (the Pension Fund of the Workers and Employees of the Histadrut Ltd.) and insurance companies, conferring pension rights or severance pay upon reaching retirement age. Amounts deposited in the pension fund are not included in the balance sheet because they are not managed or controlled by the companies.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 18—Employee Benefits (cont’d)

Severance pay and retirement grants (cont’d)

Employees dismissed before reaching retirement age, to which Section 14 of the Severance Pay Law does not apply, will be eligible for severance benefits, calculated on the basis of their most recent salary. In cases that the amounts accumulated in the pension fund are not sufficient to cover the calculated severance benefits, the companies will cover the deficit.

In addition to their above mentioned pension rights, most employees are entitled to receive retirement grants at the rate of 2.33% of their salary at retirement age. The accrual in the balance sheet covers the companies’ obligations to pay retirement grants as mentioned above, as well as the full projected liability to pay severance benefits to some of their employees for the period prior to the date on which these employees joined the pension plan, during which period no deposits had been made in the fund in the name of the employee.

Early retirement pension

The financial statements include a liability for payment of pension benefits to a number of employees whose work was terminated before they reached retirement age. The liability was calculated on actuarial basis taking into account the period from the date their employment was terminated until the date stipulated in the agreement, on the basis of the present value of the pension payments.

Regarding the agreements reached by the Company with the Histadrut Haclalit (General Organization of Workers in Israel) and with the workers’ councils of the subsidiaries in Israel during 2010—see Note 19A(9).

Employee Benefits

	December 31, 2013	December 31, 2012
	$ thousands	$ thousands
Present value of unfunded obligations	28,641	24,817
Present value of funded obligations	42,631	37,276

Total present value of obligations	71,272	62,093
Less—fair value of plan’s assets	20,085	15,780

Total recognized liability for defined benefit plan, net	51,187	46,313
Liability in respect of early retirement	43,704	50,272
Liability for other short-term benefits	20,548	18,720
Liability for other long-term benefits	19,103	17,560

Total employee benefits, net	134,542	132,865

Presented in the following items:
Other payables(1)	48,504	44,853
Long-term employees benefits	86,038	88,012

	134,542	132,865

(1)	Other payables include liability for salaries, bonuses, social provisions, including vacation and recreation pay.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 18—Employee Benefits (cont’d)

Post-employment benefit plans—defined benefit plan

(1) Movement in the net liability (assets) in respect of defined benefit plans and their components

	Defined benefit obligation		Fair value of plan assets		Total
	2013	2012	2013	2012	2013	2012
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1	62,093	51,093	15,780	16,312	46,313	34,781
Expense/income recognized in profit and loss:
Current service cost	4,896	3,301	—	—	4,896	3,301
Interest costs	2,088	2,154	454	561	1,634	1,593
Changes in exchange rates	4,186	1,327	992	446	3,194	881
Included in other comprehensive income:
Actuarial losses from changes in the demographic assumptions	(19)	(302)	—	—	(19)	(302)
Actuarial gains from changes in the financial assumptions	1,185	5,086	—	—	1,185	5,086
Other actuarial gains	809	1,634	2,117	553	(1,308)	1,081
Actual return less interest income	165	114	193	1,033	(28)	(919)
Changes in exchange rates	4	—	11	—	(7)	—
Additional movements:
Benefits paid	(3,885)	(2,473)	(1,053)	(4,590)	(2,832)	2,117
Changes from business combinations and loss of control	(250)	159	—	—	(250)	159
Contributions paid by the Group	—	—	1,591	1,465	(1,591)	(1,465)

Balance as of December 31	71,272	62,093	20,085	15,780	51,187	46,313

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 18—Employee Benefits (cont’d)

Actuarial assumptions and sensitivity analysis

The principal actuarial assumptions at the reporting date (weighted average)

	2013	2012	2011
	%	%	%
Discount rate as of December 31	0.8	0.9	1.7
Expected return on plan assets at January 1	1.2–1.3	2.1–2.2	1.6–1.8
Future pension growth	CPI linked	CPI linked	CPI linked

The assumptions regarding the future mortality rate are based on published statistical data and mortality tables.

Possible reasonable changes as of the date of the report in one of the relevant actuarial assumptions, assuming the other assumptions remain unchanged, would have affected the defined benefit obligation as follows:

	As of December 31, 2013
	Increase of 1%	Decrease of 1%
	$ thousands	$ thousands
Discount rate	(5,573)	6,723
Future pension growth	1,054	(1,003)

Impact of the plan on the Group’s future cash flows:

The Group expects $1,062 thousand in contributions to be paid to the funded defined benefit plan in 2014.

Post-employment benefit plans—defined contribution plans

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Amount recognized as an expense in respect of defined contribution plan	2,764	2,328	2,009

Note 19—Commitments and Contingent Liabilities

A. Commitments

1.	The liability of directors and officers of the Company and its subsidiaries (including officers who might be considered controlling shareholders) is covered by an insurance policy, in which the liability limit is $100 million plus an addition of up to 20% of the amount in question, to cover legal protection expenses in Israel. The insurance policy is renewed annually according to the framework decision approved by the Company’s General Meeting on December 29, 2010, for periods that will not exceed five years cumulatively, meaning until December 1, 2015 (hereinafter—“the Framework Decision”).

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 19—Commitments and Contingent Liabilities (cont’d)

A. Commitments (cont’d)

2.	On October 8, 2007, the Company’s General Meeting approved giving a commitment for advance indemnification to officers by granting letters of indemnity to Company officers (including officers who might be considered controlling shareholders). At the same time, the Company’s General Meeting approved an amendment to the sections of the Articles of Association dealing with exemption, insurance and indemnity of Company officers. On November 7, 2011, the Company’s Board of Directors resolved to approve an amendment to the letters of indemnity given in the past by the Company to the directors and officers that serve and/or will serve from time to time in the Company and/or companies it controls, whereby provisions will be included with the objective of modifying the letters of indemnity for the amendments made to the legislation regarding exemption, indemnity and officers’ insurance and to the provisions of the Efficiency in Enforcement Processes in the Securities Authority (Legislative Amendments), 2011 (“Amendment of Letters of Indemnity”). Further to the resolution of the Company’s Board of Directors, the Company’s General Meeting held on November 17, 2011 approved the amendment to the letters of indemnity that have been and will be issued to directors.

3.	Regarding undertakings of the Company and its subsidiaries as part of a securitization transaction—see Note 4.

4.	Regarding undertakings with interested parties—see Note 28.

5.	In July 2006, Agan entered into an agreement with Ashdod Energy Ltd. (hereinafter—“Ashdod Energy”), pursuant to which it will rent to Ashdod Energy, as a subtenant, approximately 2.6 acres of land, which is part of a 5.5 acre lot rented by Agan from Israel Lands Administration, on which Ashdod Energy will construct a power plant for production of electricity and steam, based on the use of natural gas (and subject to the existence of an available natural gas pipeline and orderly supply of natural gas). Furthermore, according to the agreement, Ashdod Energy will supply electricity and steam to Agan for a period of 20 years from the power plant’s operation date or a period of 24 years and 11 months from the signing date of the sublease agreement, whichever is earlier. When the power plant begins commercial production, the discount embedded in the tariffs for electricity and steam will serve as full payment of the rent, which comes to $80,000 for each year of rental. The construction projects and the building of the power plant are the responsibility of and at the expense of Ashdod Energy, which is also responsible for obtaining the necessary permits and licenses required by law. Since during 2012, Ashdod Energy received all the necessary permits, including provision of all the required financing, in December 2012 the plan for construction of the power plant commenced.

6.

In May 2007, Makhteshim entered into an agreement with Ramat Hanegev Energy Ltd. (hereinafter—“Negev Energy”), a third party that is not related to the Company, which has been amended periodically, to build and operate a power plant in Naot Hovav (“the Agreement”). As a result of the Agreement, the parties signed a sub-rental agreement, pursuant to which Makhteshim will rent to Negev Energy, as a subtenant, on 19,317 square meters, for the purpose of building and operating a power plant pursuant to the agreement (“Sublease Agreement”). As a result of the Sublease Agreement, an area of 19,317 square meters of the land leased by Makhteshim from Israel Lands Administration (ILA) was set aside, and a capitalized lease contract was signed between ILA and Makhteshim in September 2011 for a lease period ending in 2060. Pursuant to the Agreement, Negev Energy will construct a power plant for production of electricity and steam, based on the use of natural gas (and subject to the existence of an

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 19—Commitments and Contingent Liabilities (cont’d)

A. Commitments (cont’d)

6.	(cont’d)

available natural gas pipeline and an orderly supply of natural gas) within 30 months of approval of the financing required to build the plant. The consideration to be received for rental of the land is not material to the Company. Furthermore, according to the Agreement, Negev Energy will supply electricity, steam, gas emissions for creation of carbon dioxide, soft water, distilled water and compressed air to Makhteshim’s facilities in Naot Hovav for a period of twenty-four (24) years and eleven (11) months from the date of the area was made available to Negev Energy. Thereafter, the power plant will be transferred to Makhteshim’s ownership. Execution of the building and construction work is under the responsibility and at the expense of Negev Energy, which is also responsible for obtaining the necessary permits and licenses required by law. Since during 2012, Negev Energy received all the necessary permits, including provision of all the required financing, in December 2012 the plan for construction of the power plant commenced.

7.	On October 17, 2011, the Company closed a merger transaction, the parties to which are: (1) the Company; (2) China National Agrochemical Corporation (hereinafter—“CNAC”), a Chinese corporation of the China National Chemical Corporation (hereinafter—“CC”), a large Chinese Group controlled by the Chinese Government, engaged in the chemicals and agrochemicals industry; (3) Sinac Merger Sub Ltd.—a private company, wholly-owned (indirectly through its wholly-owned corporation) by CNAC that was established in Israel for the purpose of entering into the merger agreement (“special purpose company”); (4) Koor Industries Ltd. and M.A.G.M. Chemical Holdings Ltd., a wholly-owned subsidiary of Koor (together with Koor—“the Koor Companies”) (“the merger agreement” and/or “the merger transaction”). Pursuant to the provisions of the merger agreement, shares of the Company, which on the closing date constituted 60% of the Company’s issued and paid-up capital, were acquired by CNAC (through an indirectly owned company) (including acquisition of all of the public’s holdings, and acquisition from the Koor Companies of Company shares, which on the closing date constituted 7% of the Company’s issued and paid-up capital). The entitling shares were converted into a right to receive in cash from CNAC, the merger consideration of $5.5745 for each entitling share, which is the amount obtained by dividing $1,440,000,000 by the number of entitling shares existing on the transaction closing date.

On October 19, 2011, upon closing of the merger transaction, the Company’s shares were delisted from trading on the stock exchange and the Company became a private company—60%-held by CNAC (through an indirect subsidiary) and 40%-held by the Koor Companies although it continues to be a Reporting Corporation (as this term is defined in the Israeli Securities Law, 1968). Commencing from February 17, 2012, upon entry into effect of Amendment No. 17 to the Companies Law, 1999, the Company constitutes a “Debenture Company”.

8.

Concurrent with the signing of the merger agreement with CNAC, a shareholder agreement was signed between the Koor companies and CNAC to arrange the relationship among the Company’s shareholders after the merger closing date. The shareholder agreement took effect on the merger closing date, and it provided that immediately after the closing date of the merger, and subject to obtaining the requisite governmental approvals and Koor’s consent (that will not refuse due to reasons that are not related to the transferred assets or businesses of the Company), CNAC will be allowed to sell to the Company certain of its agrochemical assets, which will be approved by Company management (“the CNAC assets”) provided that the EBITDA of the

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 19—Commitments and Contingent Liabilities (cont’d)

A. Commitments (cont’d)

8.	(cont’d)

CNAC assets for the 12 months prior to the sale will not be less than $70 million and not more than $120 million (unless Koor and CNAC agree otherwise), and that the net debt of the CNAC assets as of the date of sale will not be more than 5 times the said EBITDA. In addition, the shareholders’ agreement provides that the proceeds for the CNAC assets shall be equal to 10 times the said EBITDA less the net debt of the CNAC assets as of the date of sale and it was provided that the payment for the CNAC assets will not impair the Company’s ability to meet its existing liabilities during the ordinary course of business and its projected cash flow requirements.

The Company is continuing to advance these processes of examination of acquisition of all or part of the shares or assets of a number of companies and their subsidiaries, which are controlled, directly and/or indirectly, by CNAC (hereinafter—“the Assets”), however, as of the date of the report, the Company had not yet completed the process of examining and analyzing the Assets, the negotiations between the Company and CNAC are in the preliminary stages, agreements had not yet been reached, and until such agreements are formulated, if and to the extent they are ultimately formulated, including an agreement regarding the assets to be acquired by the Company, and regarding which as of the date of the report there is no certainty regarding their identity, the Company is unable to estimate the acquisition cost of the assets that will be acquired, the anticipated contribution of the assets to be acquired to the Company’s revenues and the future impact of an acquisition as stated.

In connection with the process, in November 2013 the Company acquired, through a subsidiary, 10.6% of the issued and paid-up share capital of Hubei Sanonda Co. Ltd. (hereinafter—“Sanonda”), for a consideration of $56.8 million. The acquisition was made by means of a partial tender offer for the Class B shares held by the public.

The investment is accounted for using the equity method. This accounting treatment is in light of understandings between the subsidiary and CNAC in connection with the conduct of the parties with respect to the process of making decisions and protecting the subsidiary’s interests in Sanonda, which provides the subsidiary significant influence over Sanonda.

9.	On October 31, 2010, the Company announced that it reached agreements with the new Histadrut and the workers committees of the subsidiaries in Israel, Makhteshim and Agan, whereby the labor disputes declared with respect to the subsidiaries’ plants will come to an end.

Presented below are highlights of the agreements reached in the agreement of principles:

(1)	The Company committed to continue to engage in manufacturing activities in certain volumes and on certain production lines in the subsidiaries’ plants in Israel until June 1, 2017 (“the commitment period”), provided that any agreement for transferring control in the Company will be closed by June 1, 2012. The commitment period will be recorded in the agreement for transferring control in the Company, if such an agreement will be signed.

(2)	Agreement was reached regarding the voluntary early retirement of up to 100 employees above the age of 57 during the years 2011—2012 in each of the subsidiaries (a total of up to 200 employees). The names of the voluntary retirees will be agreed to between the parties.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 19—Commitments and Contingent Liabilities (cont’d)

A. Commitments (cont’d)

9.	(cont’d)

(3)	In the event any agreement will be signed transferring control of the Company, a special fund will be established to assist the employees and those retiring voluntarily.

The employees’ representatives committed not to cause any work disruptions due to matters settled within the framework of the agreements between the parties, including with respect to a future transfer of control in the Company.

On November 6, 2010, the Company’s management gave the Makhteshim workers council its consent in principle, in accordance with the stipulations in the agreement of principles, whereby during the years 2013-2014, up to 50 permanent workers may retire in addition to those already listed in the agreement of principles, subject to all the conditions provided in the agreement of principles.

Pursuant to the agreement of principles with the Histadrut (Workers’ Union), it was decided to establish an assistance fund in Makhteshim and in Agan, to which NIS 18 million will be transferred for each company.

In the fourth quarter of 2011, the Company recorded a one-time provision, in the “other expenses” category, in the amount of $8 million in respect of the assistance fund.

B. Contingent liabilities

1.	In accordance with the Israeli Law for the Encouragement of Capital Investments, 1959, Company subsidiaries received grants from the State of Israel in respect of investments in fixed assets made as part of plant expansion plans approved by the Investments Center. Receipt of the grants is conditional upon fulfilment of the terms of the Letter of Approval that include, among others, exports at certain rates. If the companies do not comply with the required terms, they will have to refund the amounts of the grants, together with interest from the date of their receipt. Managements of the subsidiaries believe that they are in compliance with the conditions of the approval. See also Note 9E.

2.	In accordance with the Israeli Law for the Encouragement of Research and Development in Industry, 1984, subsidiaries received grants from the State of Israel in respect of the research and development expenses they incurred on projects approved by the Israeli Industrial Research and Development Administration. Receipt of the grants is conditional upon compliance with the terms of the letter of approval which includes, among other things, the payment of royalties to the State of Israel at rates of between 2%—3.5% of the sales of the products, up to the amount of the State’s participation.

The balance of the State’s participation in the said companies’ research and development programs (net of royalties paid in respect thereof), after deduction of unsuccessful research projects, amounts to approximately $2 million.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 19—Commitments and Contingent Liabilities (cont’d)

C. Environmental protection

1.	The manufacturing processes of the Company, and the products it produces and markets, entail environmental risks that impact the environment. The Company invests substantial resources in order to comply with the applicable environmental laws and attempts to prevent or minimize the environmental risks that could occur as a result of its activities. To the best of the Company’s knowledge, at the date of the report, none of its applicable permits and licenses with respect to environmental issues has been revoked. The Company has insurance coverage for sudden, unexpected environmental contamination in Israel and abroad. The Company estimates, based on the opinion of its insurance consultants, that the extent of its insurance coverage for said events is reasonable.

Regarding continuing environmental contamination, as of the date of the financial statements the Company has only limited, relatively low insurance coverage. Such insurance is difficult to obtain and, when it can be obtained, the cost of the premium and the conditions of the coverage do not justify, in the Company’s opinion, its purchase.

2.	Makhteshim’s plant in Be’er Sheva and Agan’s plant were required by the Ministry of Environmental Protection to perform various land surveys, including historical surveys (both plants) and ground samples (Agan’s plant only). In this connection, the Ministry of Environmental Protection may require the Company to perform monitoring and sampling of contaminated land and water sources. Performance of restoration work may also be required. At this stage, the Company is unable to estimate whether the above-mentioned requirements will be imposed on it, the nature thereof, and if such requirements will have a significant impact on it.

D. Claims against subsidiaries

In the ordinary course of business, legal claims were filed against subsidiaries, including lawsuits, regarding claims for patent infringement. Inter alia, from time to time, the Company is exposed to class actions for large amounts, which it must defend against while incurring considerable costs, even if these claims, from the start, have no basis. A trend has become evident recently, of an increase in the filing of claims against companies engaged in activities similar to those of the Company, with motions for class action approval, due to various causes of action. In the estimation of the Company’s management, based, inter alia, on opinions of its legal counsel regarding the prospects of the proceedings, the financial statements include appropriate provisions where necessary to cover the exposure resulting from the claims. The main claims that were filed against the subsidiaries are detailed below:

1.	Administrative proceedings and fiscal claims are pending against a subsidiary in Brazil (hereinafter—“Milenia”), all of which deal with demands for payment of various taxes, with respect to which the Company has not recorded a provision in the financial statements. The amount of these demands, which in the estimation of Milenia, based on its legal advisors, the chances that they will prevail are lower than the chances that they will be rejected, totals about $12.2 million.

2.

In 2002, a claim was filed against Milenia by a private environmental protection organization, claiming that Milenia’s plant in Londrina pollutes the environment and causes damage to its vicinity and residents. The plaintiff demanded that Milenia prepare an environmental impact study, provide examinations for Milenia’s employees and neighbors, halt production activity at the

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 19—Commitments and Contingent Liabilities (cont’d)

D. Claims against subsidiaries (cont’d)

2.	(cont’d)

plant and pay damages to the vicinity’s residents. The plaintiff estimates that the amount claimed from Milenia is $20 million. The lower court ordered an environmental impact study to be conducted but the court of appeals decided that Milenia is not obligated to prepare an environmental impact study and/or conduct examinations for Milenia’s employees and neighbors until a final ruling is issued obligating Milenia to make these remedies. On February 10, 2014, an appeal of this decision filed by the plaintiff in the District Court of Brazil was rejected. Milenia’s management estimates, based on its legal advisors, that the claim’s chances of succeeding are lower than the chances it will be rejected and, therefore, no provision was recorded for this claim.

3.	In 2008, a third-party notices were filed against Makhteshim and thirty-five companies and additional defendants by the Industrial Council of Naot Hovav and the State as part of three claims filed by three groups of plaintiffs, wherein the plaintiffs stated amounts of about NIS 242 million (not including general damage categories that were not quantified). On January 9, 2013, a court decision was rendered entirely rejecting the claims. The plaintiffs have appealed the court decision to the Supreme Court. In the Company’s estimation, based on its legal advisors, the chance that the appeal will be accepted is lower than the chance that it will be rejected.

4.	On July 24, 2011, a financial claim and a request for approval of the claim as a class action were received in the offices of Agan, which were filed by two residents of Moshav Nir Galim and a resident of Ashdod alleging damages caused due to odor and noise nuisances. To the extent the claim will be approved as a class action, the plaintiffs assess that the amount claimed from Agan is about NIS 642 million. On December 8, 2013, a decision was rendered by the District Court in Be’er Sheva rejecting the request for certification of the claim as a class action and charging the plaintiffs for expenses. Subsequent to the date of the statement of financial position, on February 10, 2014, the plaintiffs filed an appeal of the said court decision to the Supreme Court. In the Company’s estimation, based on its legal advisors, the chances the appeal will be accepted are less than the chances it will be rejected.

5.	During 2012, a quality problem was found (which did not constitute a health and/or environmental problem) in production of certain doses of technical material and formulations sold by a subsidiary of the Company in Europe to the European market, as a result of which damages were claimed by a number of customers. In the Company’s opinion, the financial statements include an appropriate provision for damages anticipated from the said event, which in the Company’s estimation are not covered by its insurance policies, to the extent they were known to the Company as of the date of the report.

6.

Aside from that detailed above, various claims have been filed against Group companies in courts throughout the world, in immaterial amounts, for causes of action involving mainly employee-employer relations and various civil claims, for which the Company did not record a provision in the financial statements. The total of the claims that in the estimation of Company management, based on its legal advisors, the chances of their succeeding is lower than the chances they will be rejected, amounts to about $21 million. In addition, tax demands were filed against the Company, in the amount of about $8 million, which in the estimation of the Group companies, based on their legal advisors, the chances they will prevail are lower than the chances they will be rejected. Furthermore, claims were filed for product liability damages, for which the Company has

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 19—Commitments and Contingent Liabilities (cont’d)

D. Claims against subsidiaries (cont’d)

6.	(cont’d)

appropriate insurance coverage, such that the Company’s exposure in respect thereof is limited to the amount its self-participation requirement (the deductible) or the amount thereof does not exceed the self-participation amount.

E. Legal proceedings that have concluded

In September 2009, the Company signed a strategic collaboration agreement whereby it will invest up to $37 million, according to milestones, in a joint venture with Cibus, the objective of which is to develop improved traits in connection with five key agricultural crops. In addition, on the same date, an investment agreement was signed by the parties, whereby the Company was given several future options to convert the said investment into shares in Cibus. Due to disputes between the parties arising out of reciprocal claims of breach, Cibus started an arbitration proceeding. On July 25, 2013, the Company and Cibus signed a compromise agreement according to which the arbitration proceeding was cancelled. The strategic collaboration agreement and the investment agreement were cancelled and the Company was released from all its obligations thereunder.

Note 20—Liens and Financial Covenants

A.	Liabilities to banks secured by liens:

The Company and its Israeli subsidiaries have made commitments to banks not to register liens on their assets in favor of other parties, except of specific liens in the amount of $13 million for securing liabilities in the amount of $11 million to the benefit of the party financing the acquisition on certain terms, except for creation of liens related to receipt of investment grants as stated in Par. B below, and except for a lien on trade receivables within the scope of the securitization transaction. See Note 4.

B.	In order to secure fulfilment of the conditions of investment grants received (see Note 9E), the Company’s subsidiaries have registered floating liens in unlimited amounts on all of their assets.

C.	(1)	The main financial covenants included in the financing agreements as of December 31, 2013, are as follows:

		(a)	The ratio of the interest-bearing financial liabilities to shareholders’ equity of the Company shall not exceed 1.25. As of December 31, 2013 the ratio was 0.8.

		(b)	The ratio of the interest-bearing financial liabilities to earnings before financing expenses, taxes, depreciation and amortization (EBITDA) shall not exceed a ratio 4. As of December 31, 2013, the ratio of the Company’s interest-bearing financial liabilities to the EBITDA was 2.5.

		(c)	The shareholders’ equity will not be less than $1.22 billion. As of December 31, 2013, the Company’s equity amounted to $1.403 billion.

		(d)	The financing documents of one of the banks further require the retained earnings, according to the financial statements on every date, shall not be less than $700 million. As of December 31, 2013, the retained earnings were to $960.8 million.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 20—Liens and Financial Covenants (cont’d)

C.	(cont’d)

(1)	(cont’d)

Pursuant to agreements the Company reached with the bank with which it signed the securitization agreement and with the banks to which the Company is required to maintain financial covenants by virtue of the financing agreements, the balance of the debt under the securitization agreement is not included as part of the financial liabilities for purposes of examining the financial covenants, notwithstanding the fact that during 2013, the Company changed the accounting treatment of the securitization agreement due to application of IFRS 10 and it includes in the statement of financial position the balance of the debt under the securitization agreement.

(2)	The financing agreements also include sections providing that a transfer of control (as this term is defined in the relevant financing agreements), in the Company and/or in the subsidiaries Makhteshim and Agan that is made without obtaining the advance written consents of the relevant banks, will constitute grounds for calling the full amount of the relevant liabilities for immediate repayment. The Company received the consents of the relevant banks for transfer of control, in accordance with the merger transaction that closed on October 17, 2011 with a company from the China National Agrochemical Corporation.

D.	The securitization agreement of trade receivables of the Company and its subsidiaries (including the updates thereto) include the Company’s commitment to maintain financial ratios, of which the key commitments are below:

(1)	The ratio between the Company’s net debt and its equity will not exceed 1.25.

(2)	The ratio between the Company’s net debt and the EBITDA will not exceed 4.

(3)	The Company’s shareholders’ equity will not fall below $1 billion.

The securitization agreement and the agreements with banks contain Cross Default clauses, whereby the party opposite which the Company has undertaken in the agreement will be allowed to demand immediate repayment of the debts under circumstances wherein an event took place entitling another lender of the Company and/or its subsidiaries to call its debts for immediate repayment, in full or part, provided that the amount of the debts and obligations of the Company and/or subsidiaries toward that other financing parties exceeds the minimum amount as prescribed in various financing agreements.

Furthermore, as stated above, the Company has undertaken, under the terms of the letters of consent opposite financing parties to comply with additional criteria which the Company believes, at the report date, does not significantly restrict the Company’s activities.

At December 31, 2013, the Company was in compliance with the financial covenants prescribed by the financing banks under the terms of the financing documents, and during the report period, complied with all the financial covenants and the limitations applicable to it prescribed in the financing documents and in the securitization agreement.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 21—Equity

A. Share capital and premium on shares

	Ordinary shares
	2013	2012
Share capital issued and paid-up at December 31, in thousands of shares of NIS 1 par value	430,532	430,532

Authorized share capital	750,000	750,000

The holders of ordinary shares have the right to receive dividends as declared from time to time, and are entitled to one vote per share at general meetings of the Company.

B. Translation reserve of foreign operations

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

C. Hedging reserve

The hedging reserve comprises the effective portion of the net cumulative change in fair value of cash flow hedging instruments that relate to hedged transactions that have not yet occurred.

D. Share-based payments

During December 2013, and on January 1, 2014, the Company’s Remuneration Committee and Board of Directors approved an issuance of 9,322,227 options to Group officers and employees, in accordance with the Company’s options plan (hereinafter—“the Plan”). The options were issued on January 29, 2014.

Every option may be exercised for one share of NIS 1 par value.

The options will vest in three equal portions, where each third may be exercised after two years, three years and four years, respectively, commencing from January 1, 2014. The options may be exercised, in whole or in part, pursuant to the conditions of the Plan, subject to the Company’s shares being listed for trading on the Tel-Aviv Stock Exchange Ltd or any other stock exchange outside of Israel (in whole or in part) on the exercise date, and subject to reaching the Group’s net sales’ targets and EBITDA targets, as provided in the Plan.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of $21 million. This amount will be recognized in the statement of income over the vesting period of each portion.

See also Note 33.

E. Buy-Back of Shares

Under the conditions precedent for the closing of the CC merger (“the merger transaction”), the Company’s board of directors resolved on August 7, 2011, to purchase 4,415,569 shares of the Company that were held by subsidiaries, which constituted all of the Company’s shares held by subsidiaries, for consideration that is immaterial.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 21—Equity (cont’d)

E. Buy-Back of Shares (cont’d)

In view of the Company’s commitment under the terms of the merger agreement, that on the closing date there will be no dormant shares in the Company’s capital (a commitment that constituted a condition precedent for closing the merger), on October 9, 2011, the Company’s board of directors approved the cancellation of all the shares in Company capital that were owned by the Company, i.e. 44,298,055 shares (hereinafter—“the dormant shares”), so that following the cancellation, and at the report date, there are no dormant shares in the Company’s capital.

Following cancellation of the treasury shares, the cost of the Company’s shares held by the Company and a subsidiary, totalling $245,548 thousand, is presented in capital reserves in the statement of changes in shareholders’ equity, the balance of distributable earning according to the Company’s financial statement as of December 31, 2013 is $715,275 thousand.

F. Dividend distribution policy

In the closing date of the merger, the dividend distribution policy prescribed in the shareholder agreement and the Company’s bylaws took effect, whereby subject to the provisions of the bylaws and the provisions of the Companies Law, the board of directors will be allowed, from time to time, to declare and cause the Company to pay a dividend for any fiscal period, as the board of directors will find appropriate in a justifiable manner, considering the Company’s earnings. Subject to all laws and the Company’s reasonable liquidity needs, the Company will declare an annual dividend that will not be less than 40% of that year’s annual earnings. if the IPO is not completed within three years from the closing of the merger, October 17, 2011, subject to all laws and reasonable cash flow requirements applicable to the Company, the Company will declare an annual dividend at an amount that will not be less than 80% of the Company’s earnings in that year, beginning with the first fiscal year after that date.

Pursuant to the securitization agreement (as defined in Note 4) as amended, so long as the ratio of the interest-bearing financial liabilities to the EBITDA exceeds 3.3, the Company will not distribute a dividend to its shareholders and will see to it that its related companies do not distribute a dividend to their shareholders, or do not make any other distribution, and will not pay management fees, except in the ordinary course of business and on market terms.

Note 22—Revenues

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Sales outside of Israel	2,967,174	2,730,101	2,588,799
Sales in Israel	109,181	104,402	102,575

	3,076,355	2,834,503	2,691,374

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 23—Cost of Sales

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Materials and commercial inventory	1,759,049	1,612,117	1,535,773
Salaries and related expenses	112,275	107,867	108,943
Outsourcing	79,282	79,891	76,892
Other production expenses	160,409	162,763	148,650
Depreciation	51,565	47,490	42,964

	2,162,580	2,010,128	1,913,222
Change in finished goods and work in process inventory	(54,298)	(75,212)	(63,379)

	2,108,282	1,934,916	1,849,843

Note 24—Selling and Marketing Expenses

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Salaries and related expenses	166,025	151,363	139,467
Commissions and delivery costs	83,106	91,824	86,451
Advertising and sales promotion	50,235	35,696	29,762
Depreciation and amortization	98,543	94,522	81,412
Registration	16,758	18,439	24,736
Professional services	15,513	11,700	14,595
Insurance	12,347	12,408	11,984
Royalties	2,709	2,540	2,760
Other	76,814	68,581	64,007

	522,050	487,073	455,174

Note 25—General and Administrative Expenses

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Salaries and related expenses	50,148	42,342	47,022
Directors’ fees to Koor and the IDB Group	—	—	377
Depreciation and amortization	5,112	5,002	4,587
Bad and doubtful debts	3,326	7,894	15,706
Professional services	24,650	20,159	18,276
Insurance, tax and fees	3,495	2,960	2,078
Other	27,754	23,163	21,056

	114,485	101,520	109,102

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 26—Research and Development Expenses

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Salaries and related expenses	16,097	13,543	11,262
Field tests	2,542	4,487	7,067
Professional services	6,556	5,006	3,018
Materials	910	589	335
Other expenses	7,562	6,503	4,521

	33,667	30,128	26,203

Note 27—Financing expenses, net

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Financing Income:
Interest income on trade receivables, net	18,794	12,449	11,861
Interest income on investments from banks and others	4,566	7,492	4,896
Net change in fair value of derivative financial assets and liabilities	108,574	64,255	—
Exchange rate differences, net	—	33,016	29,416
CPI income in respect of debentures	223	4,237	—
Interest income in respect of plan assets	454	561	1,029

Total financial income	132,611	122,010	47,202

Financing expenses:
Loss in respect of sale of trade receivables in securitization transaction	6,568	7,553	8,908
Revaluation of put options, net	10,878	1,327	2,878
Interest expenses on debentures	67,025	59,907	52,669
CPI expenses on debentures	19,270	16,253	18,441
Interest expenses on short and long-term loans	35,082	35,095	32,302
Exchange rate differences, net	129,428	76,318	2,601
Dividend to holders of non-controlling interests	—	—	1,473
Interest expenses on post-employment benefits	2,088	2,154	2,051
Net change in fair value of derivative financial assets and liabilities	—	29,992	34,004
Other expenses	2,837	3,662	2,076

Total financial expense	273,176	232,261	157,403

Financing expenses, net	140,565	110,251	110,201

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 28—Transactions and Balances with Related and Interested Parties

A. Transactions with interested parties

In July 2007, Discount Investment, company of the I.D.B. Group acquired shares of Koor Industries Ltd. (“Koor”) from the prior shareholders. Following the closing of the merger transaction in October 2011, as described in Note 19A(7) and (8) the Company is 60%-held by CNAC (through an indirect subsidiary) and 40%-held by Koor (see Regulation 21A to Part D of the Periodic Report).

Negligible transactions

Pursuant to Regulation 41(a)(6) to the Securities Regulations (Annual Financial Statements), 2010 (“the Financial Statements Regulations”), on March 10, 2009, the Company’s Board of Directors adopted for the first time guidelines and rules, as detailed below, for classification of a transaction of the Company or its subsidiary (hereinafter—“Group”) with an interested party therein as a negligible transaction.

Determination of the said benchmarks is made together with determination of transaction that might constitute negligible transactions and, therefore, that are approved in advance every year, as detailed below:

These updated rules and guidelines, which are updated from time to time, also serve to evaluate the scope of the disclosure in the periodic report and in the prospectus (including in a shelf offering) related to a transaction of the Company, a corporation it controls and its related company, with a controlling shareholder, or the controlling shareholder has a personal interest in its approval, as provided in Regulation 22 of the Securities Regulations (Periodic and Immediate Reports), 1970 (“Periodic Reports Regulations”) and in Regulation 54 of the Securities Regulations (Details of Prospectus and Draft Prospectus—Structure and From), 1969 (“Prospectus Details Regulations”), and to evaluate the need to file an immediate report for such a transaction of the Company, as provided in Regulation 37A(6) of the Periodic Reports Regulations (Types of Transactions Provided in the Financial Statement Regulations and in the Prospectus Details Regulations mentioned previously, (hereinafter—“Interested Party Transactions”).

It is clarified that pursuant to the Company’s position, transactions executed by the Company or its Group companies with companies controlled by the government of China, which are not companies in the China National Chemical Corporation (hereinafter—“Chem China” or “CC”) group, that are executed in the ordinary and ongoing course of the Company’s business, do not constitute transactions in which the Company’s controlling shareholder has a personal interest.

Types of transactions that might constitute negligible transactions:

During the ordinary course of business, the Company and its subsidiaries, especially in view of the multi-branched holding structure of the Group and its diverse activities, execute or could execute interested party transactions, mainly the purchase of services (such as logistical services, shipping services, travel and aviation services, operating leases of vehicles, communication services, tourism, investment portfolio management,), the purchase or rental of goods, movable property or real estate (such as, insurance products, office equipment, packagings, fuels, and food products), marketing transactions, acquisition and distribution of crop protection products, raw materials, active materials and formulations used as part of the production process of the Company’s products in the area of its activities, signing agreements with suppliers for development and production of materials and products in the areas of the Company’s activities etc. For the most part, these are transactions that are not

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 28—Transactions and Balances with Related and Interested Parties (cont’d)

A. Transactions with interested parties (cont’d)

Negligible transactions (cont’d)

significant for the Group from a quantitative standpoint or from a qualitative perspective and they are generally executed on terms similar to transactions executed with third parties.

Quantitative and qualitative benchmarks for classification as a negligible transaction:

An interested party transaction that is not an exceptional transaction (as the term is defined in the Companies Law) shall be deemed a negligible transaction if it meets the following two-stage test: (1) qualitative test—if from the standpoint of the nature, substance and influence on the Company, is not material to the Company and there are no special considerations arising from the range of circumstances of the matter, testifying to the materiality of the transaction; (2) quantitative test (which was updated by the Company’s Board of Directors on March 7, 2013)—(a) for immediate report purposes—if the ratio between the total amount of the interested party transaction to the relevant criteria is less than 0.5% and its amount does not exceed $1.25 million (however, with respect to acquisitions/sales of products, raw materials, active materials and formulas in the area of the Company’s activities, which are executed in the ordinary course of business from/to companies directly or indirectly controlled by Chem China, the Company will publish an Immediate Report if the ratio of the aggregate transaction to the relevant benchmark is less than 0.5%, and the scope thereof does not exceed $3 million), as provided below; (b) for periodic report purposes—if the ratio between the total amount of transactions of that type (in annual terms) (“cumulative transaction”) and the relevant criteria in the annual report is less than 0.5%, and their total does not exceed $1.25 million (in order to remove doubt—the aggregate transactions for acquisition/sale of products, raw materials, active materials and formulations will be examined for each supplier/customer separately) (however, with reference to acquisitions/sales of products, raw materials, active materials and formulas in the area of the Company’s activities, which are executed in the ordinary course of business from/to companies directly or indirectly controlled by ChemChina, disclosure will be included in the Periodic Report if the ratio of the aggregate transaction to the relevant benchmark is less than 0.5%, and the scope thereof does not exceed $3 million) as provided below:

In each type of interested party transaction (including cumulative transactions of a certain type) whose classification as a negligible transaction was evaluated, the said ratio will be calculated against one or more of the relevant criteria of the certain transaction, based on the last reviewed or audited consolidated financial statements of the Company: (a) in the purchase of a fixed asset (“a non-current asset”)—the amount of the transaction against total assets (in other words, total balance sheet); (b) in sale of a fixed asset (“a non-current asset”)—the gain/loss from the sale against the average annual income (i.e. for four quarters) based on the last 12 quarters for which reviewed or audited financial statements were issued.

In this context, the gain/loss from the transaction and the income/loss in each quarter will be calculated at their absolute value: (c) receipt of monetary liability—amount of the transaction against total liabilities in the balance sheet; (d) in the purchase/sale of products, raw materials, active materials, mixtures and formulations (except for fixed assets) or services—amount of the transaction against total revenues from sales or the cost of sales, as applicable, in the last 4 quarters for which reviewed or audited financial statements were issued.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 28—Transactions and Balances with Related and Interested Parties (cont’d)

A. Transactions with interested parties (cont’d)

Negligible transactions (cont’d)

In cases in which, at the Company’s discretion, none of the quantitative criteria mentioned previously are relevant for evaluating the negligibility of an interested party transaction, the transaction will be considered negligible, in accordance with another relative criterion, to be prescribed by the Company (provided that the relevant criterion calculated for the transaction will less than 0.5% and will not exceed $1.25 million). With respect to multi-year transactions, the amount of the transaction for purposes of evaluating negligibility will be calculated on an annual basis.

It is noted that even if an interested party transaction meets the above quantitative test, it will not be deemed negligible if the qualitative considerations testify to its materiality, whether from the standpoint of its impact on the Company or due to the importance of its disclosure to the investing public.

For purposes of filing Immediate Reports, the negligibility of a transaction will be examined on the basis of the specific individual transaction. For purposes of reporting in a Periodic Report, annual financial statements and a prospectus (including shelf offer reports), negligibility will be examined of the aggregate transactions on an annual basis (that is, after aggregating all the interested party transactions of the same type).

If the Company does not have available information that enables an examination of the classification of interested party transactions as negligible transactions, then the cumulative total of all the transactions of that type as a negligible transaction will be deemed a negligible transaction, unless one of the following two conditions are met: (a) the transaction itself, as an individual transaction, is not negligible; or (b) the cumulative total of the transactions is material for the Company.

Separate transactions which are interdependent, so that they are actually part of the same undertaking (for example, negotiating a group of transactions on a consolidated basis) will be examined as a single transaction.

The total transactions classified as negligible by the Company’s investees will be deemed negligible also at the Company level. Transactions of the Company’s investees, which have been classified by them as not negligible, will be examined against the relevant criteria at the Company level.

It is clarified that a transaction that is not in the Company’s ordinary course of business, or that is not on market terms, or that may have a significant impact on the Company’s profits, assets or liabilities, will not be classified as a negligible transaction.

Annually, the Audit Committee will review the manner in which the instructions of this procedure are carried out by the Company and will perform sample testing of transactions that were classified as negligible by the instructions of the procedure. Within the scope of the sample testing of the said transactions, the Audit Committee will also examine the ways prices and the remaining terms of the transactions are determined, under the circumstances of the matter, and will examine the effect of the transaction on the Company’s financial position and operating results. The activities of the Audit

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 28—Transactions and Balances with Related and Interested Parties (cont’d)

A. Transactions with interested parties (cont’d)

Negligible transactions (cont’d)

Committee pursuant to this paragraph, including the said sample testing, the manner in which it is performed, and a summary of its results and conclusions, will be disclosed in the Company’s periodic report. The Company’s Board of Directors will be updated regarding the procedure as part of the approval process of the financial statements.

From time to time, the Company’s Audit Committee will examine the need for updating the instructions of this procedure, noting the interested party transactions in which the Company has undertaken and changes in the provisions of the relevant laws.

Based on the Company’s consolidated financial statements for 2013, the expenses involved with interested party transactions, as stated, which were classified as negligible in accordance with the provisions of this procedure, amounted to about $13,982 thousand.

Transactions included in Sections 270(4) and 270(4A) of the Companies Law, 1999 (“the Companies Law”) (see Regulation 21A and 22 to Part D of the Periodic Report)

(A)	Transactions included in Section 270(4A) to the Companies Law

(1)	Regarding the merger transaction and the agreements accompanying the merger transaction—see Note 19(A)(8).

(2)	The Company entered into a number of undertakings with Clal Insurance Company Ltd. (Clal), a company controlled by I.D.B. Development Company Ltd. at market terms and in consideration of cumulative amounts that are not significant to the Company. For details regarding a policy for insurance and indemnification of interested parties—see Note 19A(1) and (2). On October 17, 2013, the Company took out an officers’ insurance policy with Clal, on the same terms as those provided above—as a framework transaction (as this term is defined in Note 19A1 above).

(3)	On June 6, 2013, the Company’s Audit Committee and Board of Directors and the General Meeting of the Company’s shareholders approved that Mr. Chen Lichtenstein (who served at that time as the Company’s Deputy CEO) may be appointed concurrently to his position with the Company to the position of President and CEO of CNAC, the Company’s controlling shareholder. In addition, an arrangement was approved for prevention of a fear of a conflict of interests between Mr. Lichtenstein and the Company in connection with his appointment, as stated, and revision of Mr. Lichtenstein’s employment conditions was also approved.

(4)	On August 4, 2013 and September 8, 2013, the Company’s Board of Directors and the General Meeting of the Company’s shareholders approved execution of a partial tender offer for acquisition of Class B shares of Hubei Sanonda Co. Ltd. (hereinafter—“Sanonda”) from public shareholders.

(B)	Transactions not included in Sections 270(4A) of the Companies Law and that are not negligible

(1)	The Company has entered into a number of undertakings with Clal, at market terms and in exchange for cumulative amounts that are not significant to the Company, including the undertakings detailed in Section (2) above.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 28—Transactions and Balances with Related and Interested Parties (cont’d)

A. Transactions with interested parties (cont’d)

Negligible transactions (cont’d)

(2)	On December 27, 2012, the Company’s Board of Directors decided to approve the Company’s undertaking with Clal Underwriting as the distributor of the debentures (Series B) offered through expansion of the series as part of a private offering to classified investors and private investors in a number not in excess of 35, which was made in January 2013, and to classify the transaction as a non-exceptional transaction. In exchange for its services, Clal Underwriting received 0.25% of the total immediate consideration actually received in respect of the debentures issued as part of the private offering. Mr. Nochi Dankner, who served at that time as a Company director, and who could have, for the sake of caution, been deemed a controlling shareholder in the Company, was of that time a controlling shareholder (indirect) in Clal Finance Ltd., which was of that time a shareholder in Clal Underwriting.

(3)	On March 24, 2013, the Company, through subsidiaries, signed an agreement with five suppliers of natural gas that hold the “Tamar” gas reserve, for acquisition of natural gas for operation of the Company’s facilities in Israel, where as part of the said agreement the consideration for the natural gas will be split up and transferred to each of the five suppliers based on the rate of holdings of the particular supplier in the “Tamar” gas reserve. To the best of the Company’s knowledge, Avraham Livnat, who during the year of the report was one of the controlling shareholders in I.D.B. Holding Company Ltd. (which is the controlling shareholder, indirectly, in Koor), is an interested party in Isramco Negev 2—Limited Partnership, one of the natural gas suppliers under the agreement. In 2013, the amounts the Company paid to this gas supplier totalled an amount that is not significant for the Company.

(4)	Commencing from the end of 2007, the Company leases from Airport City Ltd., areas in a building located on the Airport City site in the Airport Complex, wherein the Company’s main offices are located, at a cost that is not significant to the Company. To the best of the Company’s knowledge, Avraham Livnat, who during the year of the report was one of the controlling shareholder in I.D.B. Holdings Ltd. (which is the indirect controlling shareholder in Koor), is an interested party in Airport City Ltd.

(5)	The Group purchases certain fuels, required for production in its plants, from Paz Oil Company Ltd., a public company in which, to the best of the Company’s knowledge, the interested parties include Clal Insurance Holdings Ltd. (a company controlled by I.D.B. Development Corp. Ltd., which is an indirect controlling shareholder Koor), Clal Finance Ltd. (a subsidiary of Clal Insurance Holdings Ltd.). The underwriting is at market terms and in consideration for an amount that is not material for the Company.

(6)	During 2013, and in the ordinary course of business, the Company acquired Sanonda or a company related to it (“Sanonda”), and from Jiangsu Anpon Electrochemical Co. Ltd. or a company related to it (“Anpon”), raw materials on market terms and in cumulative amounts that are not significant to the Company. Sanonda and Anpon are Chinese companies in which CC is an interested party.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 28—Transactions and Balances with Related and Interested Parties (cont’d)

A. Transactions with interested parties (cont’d)

Negligible transactions (cont’d)

Provided below are details of transactions with related and interested parties:

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Revenues	196	409	1,147

Expenses	34,405	43,235	32,434

B. Benefits to interested parties

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Salaries and related benefits to interested party employed by the Group	2,504	2,300	1,300

Number of interested parties	1	1	1

Expenses from options to interested party employed by the Group	—	—	1,473

Number of interested parties	—	—	1

Fees to directors appointed by Koor and IDB	—	—	377

Number of directors	—	—	8

Fees to other directors	252	124	289

Number of directors	4	3	5

C. Balances with related and interested parties

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Trade receivables(1)—
Related parties	89	43

Trade payables—
Related parties	4,523	8,462

	296	103

(1)	Highest balance during the year—trade receivables

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 28—Transactions and Balances with Related and Interested Parties (cont’d)

C. Balances with related and interested parties (cont’d)

Benefits to a group of officers and senior management in Israel and abroad

In addition to salary, senior executives in the Group are entitled to benefits beyond regular salary. These benefits include: annual bonuses, social and salary-related benefits and options granted.

The benefits attributed to the key management personnel are comprised as follows:

	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Direct salary	4,979	4,364	4,398
Short-term bonuses*	6,041	5,374	3,807
Post-employment and other benefits	2,375	1,744	2,076
Share-based payments**	—	—	6,243

	13,395	11,482	16,524

*	The bonuses are based on the operating results of the Group.
**	The cost of the benefit to each officer from share-based payments is calculated only once, according to the economic value of the options on the grant date. The cost is amortized over the vesting period until vesting date and does not change and not affected by changes in the price of the share or the ability to exercise.

Note 29—Financial Instruments

A. General

The Group has extensive international operations, and therefore, it is exposed to credit risks, liquidity risks and market risks (including currency risk, interest risk and other price risk). In order to reduce the exposure to these risks, the Group uses financial derivatives instruments, including forward transactions, swaps and options (hereinafter—“derivatives”).

Transactions in derivatives are undertaken with major financial institutions in and outside of Israel and therefore, in the opinion of Group Management the credit risk in respect thereof is low.

This note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of the risk. Additional quantitative disclosure is included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for establishing and monitoring the framework of the Group’s risk management policy. The Finance Committee is responsible for establishing and monitoring the Group’s actual risk management policy. The Chief Financial Officer reports to the Finance Committee on a regular basis regarding these risks.

The Group’s risk management policy are established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and monitoring of the risks and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and the Group’s activities. The Group, through training, and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

B. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables as well as from cash and deposits in financial institutions.

The trade receivables and short-term credit balances were restated as of December 31, 2012, due to the initial application of a new set of standards regarding consolidation of financial statements. See Note 3S.

Trade and other receivables

The Group’s revenues are derived from a large number of widely dispersed customers in many countries. Customers include multi-national companies and manufacturing companies, as well as distributors, agriculturists, agents and agrochemical manufacturers who purchase the products either as finished goods or as intermediate products for their own requirements.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in management’s estimate, the loss embedded in debts, the collection of which is doubtful.

The Company entered into an agreement for the sale of trade receivables in a securitization transaction. For details—see Note 4.

In April 2012, a two-year agreement with an international insurance company was renewed. The amount of the insurance coverage was fixed at $150 million cumulative per year. The indemnification from the insurer is full indemnification up to a sum of $10 million for securitized trade receivables and for sums exceeding $10 million up to $150 million the indemnification is 80% of the debt of securitized trade receivables. For the remaining trade receivables, indemnification is limited to about 90% of the debt.

The Group’s exposure to credit risk is influenced mainly by the personal characterization of each customer, and by the demographic characterization of the customer’s base, including the risk of insolvency of the industry and geographic region in which the customer operates. Approximately 1.7% (2012 and 2011—2.7% and 1.9%, respectively) of the Group’s revenues derive from sales to an individual customer.

Company management has prescribed a credit policy, whereby the Company performs current ongoing credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of his credit, before offering him the Group’s customary shipping and payment terms. The examination made by the Group includes an outside credit rating, if any, and in many cases, receipt of documents from an insurance company. A credit limit is prescribed for each customer, setting the maximum open amount of the trade receivable balance. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on the basis of a prepayment or against furnishing of appropriate collateral.

Most of the Group’s customers have been doing business with it for many years. In monitoring customer credit risk, the customers were grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

B. Credit risk (cont’d)

Trade and other receivables (cont’d)

difficulties. Customers defined as “high risk” are classified to the restricted customer list and are supervised by management. In certain countries, mainly, Brazil, customers are required to provide property collaterals (such as agricultural lands and equipment) against execution of the sales, the value of which is examined on a current ongoing basis by the Company. In these countries, in a case of a doubtful debt, the Company records a provision for the amount of the debt less the value of the collaterals provided and acts to realize the collaterals.

The Group closely monitors the economic situation in Eastern Europe and where necessary it executes transactions to limit its exposure to customers in countries having significantly unstable economies.

The Group recognizes an impairment provision, which reflects its assessment of losses sustained from trade receivables and other receivables and investments. The key elements of this provision are specific losses related to specific significant exposure, and examination of the need for a general loss provision to be determined for groups of similar assets regarding losses sustained but yet identified. The general loss provision is determined based on historical information regarding payment statistics relating to events that occurred in the past.

Cash and deposits in banks

The Company holds cash and deposits in banks with a high credit rating. These banks are also required to comply with capital adequacy or maintenance of a level of security based on different situations.

Guarantees

The Company’s policy is to provide financial guarantees only to Investee companies.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

B. Credit risk (cont’d)

(1) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure notwithstanding the carrying amount of security. The maximum exposure to credit risk at the reporting date was as follows:

	December 31 2013	December 31 2012
	Book value in thousands $
Cash and cash equivalents	379,386	300,412
Short-term investments	11,063	1,607
Assets in respect of currency swap contracts used for hedging	—	14,015
Assets in respect of forward contracts on exchange rates not used for hedging	43,558	23,174
Assets in respect of forward contracts on exchange rates used for hedging	—	6,253
Trade receivables	979,497	875,047
Non-current trade receivables	12,088	15,902
Long-term deposits	52,500	—
Long-term loans	8,011	7,965

	1,486,103	1,244,375

The above balances are included in cash and cash equivalents, short-term investments, trade receivables, accounts receivable, including derivatives and other financial investments.

The maximum exposure to credit risk for trade receivables at the reporting date, according to geographic regions was as follows:

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Israel	38,948	36,764
Latin America	421,122	336,032
Europe	251,245	237,696
North America	125,325	121,677
Rest of the world	154,945	158,780

	991,585	890,949

The Group’s most significant customer is an agricultural corporation that constitutes $21,022 thousand out of the total carrying value of trade receivables as of December 31, 2013 (as of December 31, 2012—$20,143 thousand).

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

B. Credit risk (cont’d)

(2) Aging of receivables and allowance for doubtful accounts

Presented below is the aging of trade receivables:

	December 31 2013	December 31 2012
	$ thousands	$ thousands
Not past due	882,111	777,433
Past due by less than 90 days	95,089	98,313
Past due by more than 90 days	61,256	79,476

	1,038,456	955,222

The movement in the provision for doubtful accounts during the year was as follows:

	2013	2012
	$ thousands	$ thousands
Balance as of January 1	64,273	62,716
Additions during the year	3,326	7,894
Write-off to bad debts	(14,343)	(2,771)
Transition from proportionate consolidation to using the equity method of accounting	(527)	—
Exchange rate differences	(5,858)	(3,566)

Balance as of December 31	46,871	64,273

C. Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligation when they come due. The Group’s approach to managing its liquidity risk is to assure, to the extent possible, an adequate degree of liquidity for meeting its obligations timely, under ordinary conditions and under pressure conditions, without sustaining unwanted losses or hurting its reputation.

The cash-flow forecast is determined both at the level of the various entities as well as of the consolidated level. The Company examines the current forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to comply with the financial liabilities, while taking strict care that at all times there will be unused credit frameworks so that the Company will not exceed the credit frameworks granted to it and the financial benchmarks with which it is required to comply with. These forecasts take into consideration matters such as the Company’s plans to use debt for financing its activities, compliance with required financial covenants, compliance with certain liquidity ratios and compliance with external requirements such as laws or regulation.

The surplus cash held by the Group companies, which is not required for financing the current ongoing operations, is invested in short-term interest-bearing investment channels.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

C. Liquidity risk (cont’d)

Presented below are the contractual maturities of the financial liabilities at undiscounted amounts, including estimated interest payments:

	As of December 31, 2013
	Carrying amount	Contractual cash flow	First year	Second year	Third year	Fourth year	Fifth year and above
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Non-derivative financial liabilities
Credit from banks	6,474	6,563	6,563	—	—	—	—
Short-term loans from banks	294,458	297,036	297,036	—	—	—	—
Trade payables	641,525	641,525	641,525	—	—	—	—
Other payables	436,926	436,926	436,926	—	—	—	—
Debentures(1)	1,092,718	1,810,827	124,301	120,051	115,802	46,174	1,404,499
Long-term loans from banks(1)	344,277	381,513	110,994	88,752	80,057	40,684	61,026
Other long-term liabilities(1)	25,228	33,981	131	6,826	7,804	271	18,949

Derivative financial liabilities
Foreign currency derivatives	33,641	33,641	23,376	10,265	—	—	—

	2,875,247	3,642,012	1,640,852	225,894	203,663	87,129	1,484,474

(1)	Including current maturities

	As of December 31, 2012
	Carrying amount	Contractual cash flow	First year	Second year	Third year	Fourth year	Fifth year and above
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Non-derivative financial liabilities
Credit from banks	8,000	8,116	8,116	—	—	—	—
Short-term loans from banks	290,190	293,456	293,456	—	—	—	—
Trade payables	597,245	597,245	597,245	—	—	—	—
Other payables	437,674	438,978	438,978	—	—	—	—
Debentures(1)	969,242	1,557,177	203,890	106,744	102,810	98,876	1,044,857
Long-term loans from banks(1)	358,192	397,981	131,604	98,594	75,381	64,347	28,055
Other long-term liabilities(1)	36,996	41,706	178	10,127	9,177	5,430	16,794

Derivative financial liabilities
Foreign currency derivatives	14,778	14,778	14,475	303	—	—	—
CPI/NIS forwards	226	226	226	—	—	—	—

	2,712,543	3,349,663	1,688,168	215,768	187,368	168,653	1,089,706

(1)	Including current maturities

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

C. Liquidity risk (cont’d)

The Group has bank loans totaling $288 million and securitized trade receivables totaling $174.6 million, which contain financial covenants. For information on the financial covenants, see Note 20C and 20D. Interest payments on the variable-interest rate loans and the future cash flows on contingent consideration and put options to holders of non-controlling interests, may be different from the amounts described in the table above.

Except for these financial liabilities, it is not expected that the cash flows included in the analysis of maturity dates will occur significantly earlier or in significantly different amounts.

D. Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, CPI, interest rates and prices of capital instruments, will affect the Group’s revenues or the value of its holdings in its financial instruments. The objective of market risk management is to manage and monitor the exposure to market risks within acceptable parameters, while optimizing the return.

During the ordinary course of business, the Group purchases and sells derivatives and assumes financial liabilities for the purpose of managing market risks. All such transactions are carried out within the guidelines set by the Finance Committee.

(1) CPI/Linkage and foreign currency risks

Currency risk

The Group is exposed to currency risk from its sales, purchases, expenses and loans denominated in currencies that differ from the Group’s functional currency—the US dollar. The main exposure is in Euro, Brazilian real and in NIS. In addition, there are smaller exposures to various currencies such as the British pound, Polish zloty, Australian dollar and Indian rupee.

The Group uses foreign currency derivatives—forward transactions, swaps and currency options—in order to hedge the risk that the Dollar cash flows, which derive from existing assets and liabilities and anticipated sales and costs and projected sales, may be affected by exchange rate fluctuations.

The Group hedged a part of the estimated currency exposure for projected sales and purchases during the subsequent year. Likewise, the Group hedges most of its financial balances denominated in a non-Dollar currency. The Group uses foreign currency derivatives to hedge its currency risk, mostly with maturity dates of less than one year from the reporting date.

The Company has debentures, some of which are linked to the CPI and, therefore, an increase in the CPI, as well as changes in the NIS exchange rate, could cause significant exposure with respect to the Group’s functional currency—the U.S. dollar. As of the approval date of the financial statements, the Group had hedged most of its exposure deriving from issuance of the debentures, in swap transactions and forward contracts.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

D. Market risks (cont’d)

(1) CPI/Linkage and foreign currency risks

(A) The Group’s exposure to CPI/linkage and foreign currency risk, except in respect of derivative financial instruments (see hereunder) is as follows:

December 31, 2013
	Denominated in or linked to the Dollar	In Euro	In Brazilian real	CPI-linked NIS	Unlinked NIS	Denominated in or linked to other foreign currency	Non-monetary items	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets—
Cash and cash equivalents	90,299	81,513	39,174	41	31,489	136,870	—	379,386
Short-term investments	9,201	11	—	481	—	1,370	—	11,063
Trade receivables	384,283	163,136	141,092	—	39,455	251,531	—	979,497
Financial and other assets including derivatives*	34,014	28,082	10,653	16	24,108	20,233	20,164	137,270
Current tax assets	2,265	1,957	—	—	10	8,249	—	12,481
Inventories	—	—	—	—	—	—	1,218,200	1,218,200
Investments, loans and other long-term debt balances (including current maturities)	61,233	2,899	23,813	—	611	1,602	99,853	190,011
Deferred tax assets	—	—	—	—	—	—	82,101	82,101
Fixed assets	—	—	—	—	—	—	723,194	723,194
Intangible assets	—	—	—	—	—	—	723,698	723,698

	581,295	277,598	214,732	538	95,673	419,855	2,867,210	4,456,901

Liabilities—
Loans and credit from banks (not including current maturities)	126,996	55,394	—	—	19,371	99,171	—	300,932
Trade payables	371,610	109,305	17,571	—	105,836	37,203	—	641,525
Other payables*	104,482	84,039	34,020	7,548	105,237	79,924	492	415,742
Current tax liabilities	8,654	8,836	7,534	1,071	7,657	5,706	—	39,458
Put option to holders of non-controlling interests	58,624	6,445	—	—	—	6,428	—	71,497
Loans from banks (including current maturities)	336,434	1,980	4,462	—	—	1,401	—	344,277
Debentures (including current maturities)	—	—	—	896,585	196,133	—	—	1,092,718
Other long-term liabilities (including current maturities)	19,398	7,882	10,452	363	—	3,016	—	41,111
Deferred tax liabilities	—	—	—	—	—	—	19,450	19,450
Employee benefits	130	3,160	563	—	78,790	3,395	—	86,038

	1,026,328	277,041	74,602	905,567	513,024	236,244	19,942	3,052,748

*	Regarding the group’s exposure to linkage and currency risks of financial derivatives – see Note 29D(1)(b) below.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

D. Market risks (cont’d)

(1) CPI/Linkage and foreign currency risks (cont’d)

(A) The Group’s exposure to CPI/linkage and foreign currency risk, except in respect of derivative financial instruments (see hereunder) is as follows: (cont’d)

December 31, 2012
	Denominated in or linked to the Dollar	In Euro	In Brazilian real	CPI-linked NIS	Unlinked NIS	Denominated in or linked to other foreign currency	Non-monetary items	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets –
Cash and cash equivalents	94,091	90,036	13,372	—	10,137	92,776	—	300,412
Short-term investments	49	11	—	301	—	1,246	—	1,607
Trade receivables	328,148	158,648	121,597	—	37,024	229,630	—	875,047
Financial and other assets including derivatives*	21,322	17,857	13,541	—	24,191	23,884	21,208	122,003
Current tax assets	5,202	857	—	3,919	7	7,344	—	17,329
Inventories	—	—	—	—	—	—	1,239,154	1,239,154
Investments, loans and other long-term debt balances (including current maturities)	22,745	1,598	36,621	—	—	1,028	42,728	104,720
Deferred tax assets	—	—	—	—	—	—	78,792	78,792
Fixed assets	—	—	—	—	—	—	707,539	707,539
Intangible assets	—	—	—	—	—	—	707,510	707,510

	471,557	269,007	185,131	4,220	71,359	355,908	2,796,931	4,154,113

Liabilities –
Loans and credit from banks (not including current maturities)	122,787	43,795	—	—	25,514	106,094	—	298,190
Trade payables	350,464	101,973	18,267	—	96,496	30,045	—	597,245
Other payables *	114,458	75,213	20,639	3,457	93,018	64,715	882	372,382
Current tax liabilities	5,364	7,100	3,874	8,062	—	8,190	—	32,590
Put option to holders of non-controlling interests	17,466	4,016	—	—	—	26,810	—	48,292
Loans from banks (including current maturities)	343,522	4,655	6,550	—	—	3,465	—	358,192
Debentures (including current maturities)	—	—	—	725,628	243,614	—	—	969,242
Other long-term liabilities (including current maturities)	14,486	6,287	9,772	3,705	—	3,049	—	37,299
Deferred tax liabilities	—	—	—	—	—	—	23,893	23,893
Employee benefits	100	3,144	762	—	80,687	3,319	—	88,012

	968,647	246,183	59,864	740,852	539,329	245,687	24,775	2,825,337

*	Regarding the group’s exposure to linkage and currency risks of financial derivatives—see Note 29D(1)(B) below.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

D. Market risks (cont’d)

(1) CPI/Linkage and foreign currency risks (cont’d)

(B) The exposure to CPI/linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2013
	Currency/ linkage receivable	Currency/ linkage payable	Date of expiration	Par value	Fair value
				$ thousands	$ thousands
Forward foreign currency contracts and call options	USD	EUR	09/07/2014	807,960	(25,637)
	USD	PLN	04/12/2014	78,727	(5,813)
	USD	BRL	05/22/2014	152,287	2,732
	USD	GBP	05/09/2014	82,775	(2,164)
	ILS	USD	03/30/2014	999,069	17,227
	USD	OTHERS		226,122	4,280
CPI forward contracts	CPI	ILS	01/30/2014	28,810	16
CPI and foreign currency forward contracts	NIS linked	USD	04/30/2014	399,778	18,229

	December 31, 2012
	Currency/ linkage receivable	Currency/ linkage payable	Date of expiration	Par value	Fair value
				$ thousands	$ thousands
Forward foreign currency contracts and call options	USD	EUR	04/25/2013	570,446	(3,574)
	USD	PLN	02/19/2013	77,059	(2,061)
	USD	BRL	01/11/2013	142,000	(768)
	USD	GBP	03/20/2013	40,486	(25)
	ILS	USD	03/26/2013	708,722	16,012
	USD	OTHERS		175,946	1,187
CPI forward contracts	CPI	ILS	05/03/2013	80,364	(541)
Interest rate swaps	ILS	USD	11/29/2013	87,884	14,015
CPI and foreign currency forward contracts	NIS linked	USD	06/23/2013	569,362	4,487

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

D. Market risks (cont’d)

(1) CPI/Linkage and foreign currency risks (cont’d)

(B) The exposure to CPI/linkage and foreign currency risk in respect of derivatives is as follows: (cont’d)

Presented below are data on Consumer Price Index in Israel and significant exchange rates:

	December 31			Average 1-12
	2012	2013	Change in 2013	2012	2013	Change in 2013
EUR\USD	1.378	1.318	(4.5%)	1.328	1.285	(3.3%)
USD/BRL	2.343	2.044	14.6%	2.158	1.955	10.4%
USD/PLN	3.012	3.100	(2.8%)	3.159	3.256	(3.0%)
USD/ZAR	10.531	8.486	24.1%	9.631	8.196	17.5%
AUD/USD	0.894	1.037	13.8%	0.965	1.036	6.8%
GBP/USD	1.654	1.617	(2.3%)	1.564	1.585	1.3%
USD/ILS	3.471	3.733	(7.0%)	3.607	3.849	(6.3%)
Known Index in Israel	124.446	122.115
In respect of Index in Israel	124.568	122.346

(C) Sensitivity analysis

The increase or decrease of the Dollar against the following currencies as of December 31 and the increase or decrease in the CPI would increase (decrease) the equity and profit or loss by the amounts presented below. This analysis assumes that all the remaining variables, among others interest rates, remained constant. The analysis for 2012 was done on the same basis.

	December 31, 2013
	Decrease of 5%		Increase of 5%
	Equity	Profit (loss)	Equity	Profit (loss)
	$ thousand	$ thousand	$ thousand	$ thousand
New Israeli shekel	5,210	503	5,222	6,078
British pound	(1,495)	1,168	1,488	(1,175)
Euro	(45,754)	(3,004)	44,063	1,863
Brazilian real	1,878	1,878	(1,798)	(1,798)
Polish zloty	(4,784)	(655)	4,735	650
Consumer Price Index in Israel	26,724	26,724	(26,724)	(26,724)

	December 31, 2012
	Decrease of 5%		Increase of 5%
	Equity	Profit (loss)	Equity	Profit (loss)
	$ thousand	$ thousand	$ thousand	$ thousand
New Israeli shekel	6,759	(285)	(1,827)	4,622
British pound	(1,482)	(49)	1,478	45
Euro	(23,954)	(3,608)	19,798	4,069
Brazilian real	993	993	(993)	(993)
Polish zloty	(2,590)	(59)	2,352	61
Consumer Price Index in Israel	247	440	(247)	(440)

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

D. Market risks (cont’d)

(2) Interest rate risks

The Group has exposure to changes in the Libor interest rate on the U.S. dollar since the Group has U.S. dollar obligations, which bear variable Libor interest. The Company prepares a quarterly summary of exposure to a change in the Libor interest rate. As of the approval date of the financial statements, the Company had not hedged this exposure.

The Group does not enter into commodity contracts for the purpose of meeting the estimated usage and sales needs; except for barter contracts with customers, these contracts are not settled on a net basis.

(A) Interest rate profile

At the end of the reporting period the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2013	2012
	Carrying amount	Carrying amount
	$ thousands	$ thousands
Fixed-rate instruments—unlinked to the CPI
Financial assets	55,235	24,633
Financial liabilities	(274,853)	(273,609)

	(219,618)	(248,976)

Fixed-rate instruments—linked to the CPI
Financial liabilities	(896,585)	(725,628)

Variable-rate instruments
Financial assets	16,054	29,980
Financial liabilities	(566,489)	(454,169)

	(550,435)	(424,189)

As of December 31, 2013, the Group had no exposure to interest risk in respect of derivatives.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

D. Market risks (cont’d)

(2) Interest rate risks (cont’d)

(A) Interest rate profile (cont’d)

The Group’s exposure to interest risk in respect of derivatives as of December 31, 2012 is as follows:

	December 31, 2012
	Interest receivable	Interest payable	Expiration date	Par value	Fair value
	NIS linked	(USD)		($ thousands)	($ thousands)
Interest rate swaps	4.45%	6.89%	11/29/2013	36,568	4,715
	4.45%	6.295%	11/29/2013	36,956	9,734
	4.45%	6.42%	11/29/2013	6,993	33
	4.45%	6.65%	11/29/2013	7,367	(467)

		6.582%		87,884	14,015

(B) Fair value sensitivity analysis for fixed rate instruments

The Group’s fixed-interest assets and liabilities are not measured at fair value through profit and loss. Therefore, a change in the interest rate as of the balance sheet date would not affect profit or loss.

E. Cash flow hedge accounting

The table below presents the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	2013
	Carrying amount	Expected cash flows	6 months or less	6-12 months	Second year	Third year	Fourth year	Fifth year	Sixth year and above
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Forward contracts and options on exchange rates:	(36,123)	(36,123)	(19,220)	(4,102)	(12,801)	—	—	—	—

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

E. Cash flow hedge accounting (cont’d)

The table below presents the periods in which cash flows that are related to the derivatives used to hedge cash flows are expected to impact income or loss.

	2013
	Carrying amount	Expected cash flows	6 months or less	6-12 months	Second year	Third year	Fourth year	Fifth year	Sixth year and above
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Interest rate swap:	(1,924)	(1,924)	(240)	(241)	(481)	(481)	(481)	—	—
Forward contracts and options on exchange rates:	(36,719)	(36,719)	(19,630)	(4,282)	(12,807)	—	—	—	—

	(38,643)	(38,643)	(19,870)	(4,523)	(13,288)	(481)	(481)	—	—

The table below presents the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	2012
	Carrying amount	Expected cash flows	6 months or less	6-12 months	Second year	Third year	Fourth year	Fifth year	Sixth year and above
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Interest rate swap:	14,015	13,611	(474)	14,085	—	—	—	—	—
Forward contracts and options on exchange rates:	(6,326)	(6,326)	(6,333)	396	(389)	—	—	—	—

	7,689	7,285	(6,807)	14,481	(389)	—	—	—	—

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

E. Cash flow hedge accounting (cont’d)

The table below presents the periods in which cash flows that are related to the derivatives used to hedge cash flows are expected to impact income or loss.

	2012
	Carrying amount	Expected cash flows	6 months or less	6-12 months	Second year	Third year	Fourth year	Fifth year	Sixth year and above
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Interest rate swap:	(2,511)	(2,511)	(293)	(294)	(481)	(481)	(481)	(481)	—
Forward contracts and options on exchange rates:	(4,924)	(4,924)	(5,244)	709	(389)	—	—	—	—

	(7,435)	(7,435)	(5,537)	415	(870)	(481)	(481)	(481)	—

F. Fair value

The fair value of forward contracts on foreign currency is based on their listed market price, if available. In the absence of market prices, the fair value is estimated based on the discounted difference between the stated forward price in the contract and the current forward price for the residual period until redemption, using an appropriate interest rate.

The fair value of foreign currency options and interest rate swaps is based on bank quotes. The reasonableness of the quotes is evaluated through discounting future cash flow estimates, based on the conditions and duration to maturity of each contract, using the market interest rates of a similar instrument at the measurement date and in accordance with the Black & Scholes model.

(1) Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, derivatives, bank overdrafts, short-term loans and credit, trade payables and other payables, are the same or proximate to their fair value.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

F. Fair value (cont’d)

(1) Financial instruments measured at fair value for disclosure purposes only (cont’d)

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$ thousands	$ thousands	$ thousands	$ thousands
Financial assets
Long-term loans and other receivables(a)	83,425	76,328	47,970	33,144

Financial liabilities
Long-term loans(b)	354,429	365,099	393,168	403,715
Debentures(c)	1,092,718	1,188,219	969,242	1,007,030

(a)	The fair value of the long-term loans granted is based on a calculation of the present value of cash flows, using the acceptable interest rate for similar loans having similar characteristics (Level 2).
(b)	The fair value of the long-term loans received is based on a calculation of the present value of cash flows, using the acceptable interest rate for similar loans having similar characteristics (Level 2).
(c)	The fair value of the debentures is based on stock exchange quotes (Level 1).

(2) The interest rates used determining fair value

The interest rates used to discount the estimate of anticipated cash flows are:

December 31, 2013
In %
Brazilian real interest	9.79—12.81
U.S. dollar interest	0.13—1.82
Euro interest	0.13—1.25

(3) Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, measured by valuation method. The various levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active market for identical instrument.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 29—Financial Instruments (cont’d)

F. Fair value (cont’d)

(3) Fair value hierarchy of financial instruments measured at fair value (cont’d)

The Company’s financial instruments carried at fair value, are evaluated by observable inputs and therefore are concurrent with the definition of level 2.

December 31, 2013
$ thousands
Derivatives used for hedging:
Forward contracts and options	(36,123)

Derivatives not used for hedging:
Forward contracts and options	44,994

8,871

Financial Instrument	Fair value
Forward contracts	Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments

Foreign currency options	The fair value is measured based on the Black&Scholes model.

Note 30—Operating Segments

A. Products and services:

The Company presents its segment reporting based on a format that is based on a breakdown by business segments:

•	Crop Protection (Agro)

This is the main area of the Company’s operations and includes the manufacture and marketing of conventional agrochemical products and operations in the seed sector.

•	Other (Non Agro)

This field of activity includes a large number of sub-fields, including: Lycopan (an oxidization retardant), aromatic products, and other chemicals. It combines all the Company’s activities not included in the Crop Protection segment.

Segment results reported to the chief operating decision maker include items directly attributable to a segment as well as items that can be allocated on a reasonable basis. Unallocated items comprise mainly financing expenses, net.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 30—Operating Segments (cont’d)

A. Products and services: (cont’d)

Information regarding the results of each reportable segment is included below:

	For the year ended December 31, 2013
	Crop Protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues
External revenues	2,876,198	200,157	—	3,076,355
Inter-segment revenues	—	1,165	(1,165)	—

Total revenues	2,876,198	201,322	(1,165)	3,076,355

Results
Segment’s results	292,884	15,905	200	308,989

Financing expenses, net				(140,565)
Share of income of equity- accounted investee company				3,197
Income taxes				(44,550)
Non-controlling interests				177

Net income for the year				127,248

	For the year ended December 31, 2012
	Crop Protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues
External revenues	2,648,673	185,830	—	2,834,503
Inter-segment revenues	—	1,103	(1,103)	—

Total revenues	2,648,673	186,933	(1,103)	2,834,503

Results
Segment’s results	271,134	10,269	188	281,591

Financing expenses, net				(110,251)
Share of loss of equity- accounted investee company				(9,603)
Income taxes				(39,164)
Non-controlling interests				(110)

Net income for the year				122,463

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 30—Operating Segments (cont’d)

A. Products and services: (cont’d)

Information regarding the results of each reportable segment is included below:

	For the year ended December 31, 2011
	Crop Protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues
External revenues	2,502,749	188,625	—	2,691,374
Inter-segment revenues	—	1,208	(1,208)	—

Total revenues	2,502,749	189,833	(1,208)	2,691,374

Results
Segment’s results	226,224	17,164	(286)	243,102

Financing expenses, net				(110,201)
Share of loss of equity- accounted investee company				(6,063)
Income taxes				(6,155)
Non-controlling interests				(165)

Net income for the year				120,518

B. Information on geographical segments:

Presented below are sales revenues according to geographic segments based on the location of the customers (sales targets):

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Europe	1,140,346	1,092,373	1,049,285
North America	516,153	497,542	478,352
Latin America	757,518	642,906	609,256
Asia Pacific and Africa	553,157	497,280	451,906
Israel	109,181	104,402	102,575

	3,076,355	2,834,503	2,691,374

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 31—Earnings per Share

Basic earnings (loss) per share

Calculation of the earning per share is based on the profit attributed to the Company’s ordinary shareholders divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

Profit attributable to ordinary shareholders:

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Profit attributed to ordinary shareholders	127,248	122,463	120,518

Weighted average of the number of ordinary shares:

	For the year ended December 31
	2013	2012	2011
	$ thousands	$ thousands	$ thousands
Balance as at January 1	430,532	430,532	474,770
Less shares of the Company held by the Company and subsidiaries as at January 1	—	—	(44,297)
Effect of share options exercised	—	—	58

Weighted average number of ordinary shares used to calculate of basic earnings per share	430,532	430,532	430,531

As of December 31, 2013 and December 31, 2012 there is no dilution in earnings per share as there are no potential dilutives instruments.

As of December 31, 2011, 60 thousand options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 32—Investments in Investees

Additional details in respect of subsidiaries directly held by the Company

	December 31, 2013
	Country of association	Company equity rights	Loans to investees	Investments in investees
		%	$ thousands	$ thousands
Makhteshim Chemical Works Ltd.	Israel	100	306,666	833,327
Agan Chemical Manufacturers Ltd.	Israel	100	406,911	552,344
Lycored Ltd.	Israel	100	—	98,026

			713,577	1,483,697

The Company’s guaranty of the liabilities to banks of Subsidiaries is unlimited.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 32—Investments in Investees (cont’d)

Additional details in respect of subsidiaries directly held by the Company (cont’d)

The balance of subsidiaries’ liabilities to banks as of balance sheet date for which the Company is guarantor is $427 million.

	December 31, 2012
	Country of association	Company equity rights	Loans to investees	Investments in investees
		%	$ thousands	$ thousands
Makhteshim Chemical Works Ltd.	Israel	100	274,367	773,457
Agan Chemical Manufacturers Ltd.	Israel	100	442,964	536,443
Lycored Ltd.	Israel	100	—	86,330

			717,331	1,396,230

Note 33—Subsequent Events

1.	On Febuary 9, 2014, the Company issued debentures through an expansion of Series D totaling NIS 487.8 million par value of debentures, in consideration for 106.74 of their par value. The total net proceeds from the issuance amounted to $146.8 million.

Series D constitutes debebtures bearing base annual interest, unlinked, of 6.5%. The principal will be repaid in 3 equal payments in the years 2014 to 2016. The issuance costs for this series totaled $563 thousand.

2.	During December 2013, and on January 1, 2014, the Company’s Remuneration Committee and Board of Directors approved an issuance of 9,322,227 options to Group officers and employees, in accordance with the Company’s options’ plan (hereinafter—“the Plan”). The issuance date of the options is January 29, 2014.

Every option may be exercised for one share of NIS 1 par value.

The options will vest in three equal portions, where each third may be exercised after two years, three years and four years, respectively, commencing from January 1, 2014. The options may be exercised, in whole or in part, pursuant to the conditions of the Plan, subject to the Company’s shares being listed for trading on the Tel-Aviv Stock Exchange Ltd. or any other stock exchange outside of Israel (in whole or in part) on the exercise date, and subject to reaching the Group’s net sales’ targets and EBITDA targets, as provided in the Plan.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of $21 million. This amount will be recognized in the statement of income over the vesting period of each portion.

The fair value of the options granted as stated above was estimated through application of a binominal model for pricing options. The parameters used in application of the model are shown below:

Share price (dollars)	6.11
Original exercise price (dollars)	6.09
Expected volatility	37.59%
Risk free interest rate	2.47%
Economic value on the grant date (thousands of dollars)	21,013

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

Note 33—Subsequent Events (cont’d)

During April and May 2014, the Company’s Remuneration Committee, Board of Directors and shareholders approved the issuance of an additional 988,799 options to the Company’s CEO based on the conditions set forth above.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of $2.7 million. This amount will be recognized in the statement of income over the vesting period of each portion.

The fair value of the options granted as stated above was estimated through application of a binominal model for pricing options. The parameters used in application of the model are shown below:

Share price (dollars)	6.37
Original exercise price (dollars)	6.09
Expected volatility	38%
Risk free interest rate	2.07%
Economic value on the grant date (thousands of dollars)	2,729

During August 2014, the Company’s Remuneration Committee and the Board of Directors approved the issuance of an additional 1,798,887 options to officers, senior managers, and additional employees of the Company and of Company subsidiaries, in accordance with the conditions set forth above.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of approximately $4 million. This amount will be recognized in the statement of income over the vesting period of each portion.

ADAMA AGRICULTURAL SOLUTIONS LTD.

APPENDIX TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

		Control rate and ownership of holding company
Holding company	Investee company	%
A. Domestic consolidated subsidiaries

Adama Agricultural Solutions Ltd.	Makhteshim Chemical Works Ltd. (Makhteshim)	100
	Agan Chemical Manufacturers Ltd. (Agan)	100
	Lycored Ltd. (Lycored)	100

Makhteshim	Makhteshim Chemical Works Trade and
	Marketing Ltd.	100
	Target Gene Biotechnologies Ltd.	50.1
	Energin.R Technologies 2009 Ltd.	15

Agan	Agan Aroma and Fine Chemicals Ltd.	100
	Agan Chemical Marketing Ltd.	100

Lycored	Lycored Bio Ltd.	100
	Dalidar Pharma Israel (1995) Ltd.	100

Agan Aroma and Fine Chemicals Ltd.	Interconnect Aroma Ltd.	100

B. Foreign consolidated subsidiaries

Makhteshim	Celsius Property B.V. (Celsius)	100

Agan	Fahrenheit Holding B.V. (Fahrenheit)	100

Lycored	Lycored Sarl	100
	ALB Holdings UK	100
	Lycored Corp. (USA)	100
	Lycored Asia Limited	100
	VN Biotech Limited	100

Lycored Asia Limited	Lycored Food Additives (Changzhou) Co. Ltd.	100

ALB Holdings UK	Lycored Ltd (UK)	100

VN Biotech Limited	LLC Scientific and Production Enterprise “VITAN”	100

Makhteshim and Agan in equal parts	Makhteshim Agan Holding B.V.	100

Celsius	Irvita Plant Protection N.V. (Irvita)	100
	JK Magan Inc.	51
	Makhteshim Agan Industry Vietnam Limited company	100
	Makhteshim Agan Agrovita Slovakia s.r.o.	100

Fahrenheit	Quena Plant Protection N.V. (Quena)	100

ADAMA AGRICULTURAL SOLUTIONS LTD.

APPENDIX TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

		Control rate and ownership of holding company
Holding company	Investee company	%
B. Foreign consolidated subsidiaries (cont’d)

Fahrenheit and Celsius in equal parts	Magan HB B.V.	100
	Magan Argentina S.A.	100
	Kollant s.r.l	100
	MACEE k.f.t. Proficol Andina N.V.	100 75

Fahrenheit 30%, Celsius 30% and Makhteshim Agan Holding B.V. 40%	Aragonesas Agro S.A.	100

Irvita and Quena	Makhteshim Agan C LLC	100

Magan HB B.V.	Milenia Agrociencias S.A.	100

MACEE k.f.t.	Makhteshim Agan Hungary Trading k.f.t.	100

Proficol Andina B.V.	Proficol Adnina B.V. Colombia	100
	Proficol Andina B.V. Ecuador	100
	Proficol Venezuela	100
	Profiandian Peru S.A.	100

Proficol Andina B.V. Ecuador	Profiandina S.A.	100
Profiandina S.A. Agroprotection Andina S.A.S.	Agroprotection Andina S.A.S. Servicidas de Colombia	90 100

Makhteshim Agan Holding B.V.	Agricur Defensivos Agricolas Ltd.	100
	Agronica (New Zealand) Ltd.	100
	Agrovita Spol S.r.o	100
	Magan Holding Germany GmbH	100
	Magan Korea Co Ltd.	100
	Magan Agrochemicals d.oo. Subotica	100
	Marus Ltd.	100
	Makhteshim Agan (Australia) Pty Ltd.	100
	Makhteshim Agan Agro Poland S.A.	100
	Makhteshim Agan Benelux and Nordic B.V.	55
	Makhteshim Agan (Australiasia) Pty	100
	Makhteshim Agan Costa Rica SA.	100
	Makhteshim Agan Dominican Republic	100
	Makhteshim Agan France S.A.S.	100
	Makhteshim Agan Guatemala Ltd	100
	Makhteshim Agan Holland B.V. (M.A. Holland)	100
	Makhteshim Agan India Private Ltd.	100
	Makhteshim Agan Italia S.R.L. (the balance of 5% is held by M.A. Holland.)	95
	Makhteshim Agan Japan K.K.	100
	Makhteshim Agan de Mexico S.A.	100

ADAMA AGRICULTURAL SOLUTIONS LTD.

APPENDIX TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

		Control rate and ownership of holding company
Holding company	Investee company	%
B. Foreign consolidated subsidiaries (cont’d)

	Makhteshim Agan (New Zealand) Ltd.	100
	Makhteshim Aga of North America Inc.	100
	Makhteshim Agan Paraguay S.R.L.	100
	Makhteshim Agan Poland SP Z.O.O	100
	Makhteshim Agan (Portugal) Importacao e commercializacao de Produtos Ltd (the balance of 5% is held by M.A. Holland.)	95
	Makhteshim Agan Marom S.R.L	100
	Makhteshim Agan (Shanghai) Trading Co Ltd.	100
	Makhteshim Agan South Africa PTY Ltd.	100

Makhteshim Agan Holding B.V.	Makhteshim Agan Switzerland AG	100
	Makhteshim Agan Singapore Pte Ltd.	100
	Makhteshim Agan (Thailand) Ltd.	100
	Makhteshim Agan (UK) Ltd.	100
	Makhteshim Agan Ukraine LLC.	100
	Makhteshim Agan Venezuela S.A.	100
	Makhteshim Agan West Africa Ltd. Makhteshim Agan East Africa Ltd.	100 100
	Makhteshim Agan Chile SPA	100

Makhteshim Agan Chile SPA	Chileagro Bioscience Inc.	100

Chileagro Bioscience Inc.	Chileagro Solutions S.A.	60

MA India	Royal Agro Indonesia PT	100

Magan Holding Germany GmbH	Feinchemie Schwebda GmbH	100
	Makhteshim Agan Deutschland GmbH	100

Makhteshim Agan de Mexico S.A.	Brovo AG S.A. DE C.V. (the balance of 1.4% is held by Makhteshim Agan Holdings B.V.)	98.6
	Plant Protection, SA DE C.V (the balance of 1% is held by Makhteshim Agan Holdings B.V.)	99
	Servicios Ingold S.A DE C.V (the balance of 1% is held by Makhteshim Agan Holdings B.V.)	99
	Ingennieris Industrial S.A DE C.V (the balance of 1% is held by Makhteshim Agan Holdings B.V.)	99

Makhteshim Agan de Mexico S.A.,	Integradora Bravo S.A DE C.V	70
Plant Protection and Ingennieris Industrial

ADAMA AGRICULTURAL SOLUTIONS LTD.

APPENDIX TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

		Control rate and ownership of holding company
Holding company	Investee company	%
B. Foreign consolidated subsidiaries (cont’d)

Makhteshim Agan Benelux and Nordic B.V	UAB Mabeno	100

Makhteshim Agan Holding B.V	Makhteshim Agan Lda (the balance of 2.5% is held by Fahrenheit)	97.5

Makhteshim Agan of North America Inc.	Farm Saver Group	100
	Control Solutions Inc.	67.1
	Alligare LLC	80
	Makhteshim Agan of North America
	CANADA Ltd.	100
	Bold Formulators LLC	100
	Makhteshim Agan American Inc.	100

Makhteshim Agan Australasia Pty Ltd	Ecktrade Australia Pty Ltd	100
	Farmoz Pty Limited (the balance of 50% is held by Ecktrade Australia Pty Ltd.)	50

Makhteshim Agan West Africa	Makhteshim Agan West Africa (Nigeria) Ltd.	100
	Makhteshim Agan Ivory Coast Ltd.	100
	Makhteshim Agan West Africa Pty Ltd. Burkina Faso	100

C. Jointly-controlled associated companies

Adama Agricultural Solutions Ltd.	Biotec M.A.H. Foundation plant genome—Limited Partnership	50

Biotec M.A.H Limited Partnership	Biotec Agro Ltd.	100

Agan Aroma Chemicals Ltd.	Negev Aroma (Naot Hovav) Ltd.	50

Makhteshim Agan Holdings B.V.	Alfa Agricultural Supplies S.A.	49

Alfa Agricultural Supplies S.A.	Agribul Ltd.	100

Fahrenheit	InnovAroma S.A.	50

D. Associated company

Celsius	Hubei Sanonda Co.	10.6

Makhteshim and Agan hold shares in other foreign companies that hold registration rights to certain products sold outside of Israel.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED) AS OF

	June 30 2014	June 30 2013	December 31 2013
	$ thousands	$ thousands	$ thousands
Current assets
Cash and cash equivalents	366,315	423,459	379,386
Short-term investments	16,846	2,269	11,063
Trade receivables	1,364,381	1,133,244	979,497
Prepaid expenses	15,399	11,311	16,991
Financial and other assets, including derivatives	119,010	155,193	122,986
Tax deposits less provision for taxes	12,489	10,630	12,481
Inventories	1,206,078	1,105,474	1,218,200

Total current assets	3,100,518	2,841,580	2,740,604

Long-term investments, loans and receivables
Investments in equity-accounted investee companies	83,833	18,503	73,307
Other financial investments and receivables	88,035	52,167	87,451
Non-financial investments and other receivables, including non-current inventory	28,526	23,165	26,546

	200,394	93,835	187,304

Fixed assets
Cost	1,539,226	1,444,423	1,485,631
Less—accumulated depreciation	792,044	735,630	762,437

	747,182	708,793	723,194

Deferred tax assets	91,107	75,010	82,101

Intangible assets
Cost	1,584,081	1,475,781	1,546,382
Less—accumulated amortization	868,240	776,372	822,684

	715,841	699,409	723,698

Total non-current assets	1,754,524	1,577,047	1,716,297

Total assets	4,855,042	4,418,627	4,456,901

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AS OF (cont’d)

	June 30 2014	June 30 2013	December 31 2013
	$ thousands	$ thousands	$ thousands
Current liabilities
Loans and credit from banks and other lenders	484,807	438,111	397,143
Current maturities of debentures	115,548	155,542	65,378
Trade payables	622,191	494,405	641,525
Other payables	464,299	395,367	415,742
Current tax liabilities	47,757	43,915	39,458
Put options to holders of non-controlling interests	33,593	53,480	63,703

Total current liabilities	1,768,195	1,580,820	1,622,949

Long-term liabilities
Long-term loans from banks	226,635	196,239	248,187
Debentures	1,135,357	1,037,379	1,027,340
Other long-term liabilities	25,933	31,938	40,990
Deferred tax liabilities	18,731	22,687	19,450
Employee benefits	84,575	85,146	86,038
Put options to holders of non-controlling interests	7,975	—	7,795

Total long-term liabilities	1,499,206	1,373,389	1,429,800

Total liabilities	3,267,401	2,954,209	3,052,749

Equity
Share capital	125,595	125,595	125,595
Share premium	623,829	623,829	623,829
Capital reserves	(281,798)	(260,127)	(307,096)
Retained earnings	1,119,633	972,253	960,823

Equity attributable to owners of the Company	1,587,259	1,461,550	1,403,151
Non-controlling interests	382	2,868	1,001

Total equity	1,587,641	1,464,418	1,404,152

Total liabilities and equity	4,855,042	4,418,627	4,456,901

/s/ Yang Xingqiang Yang Xingqiang Chairman of the Board of Directors	/s/ Chen Lichtenstein Chen Lichtenstein President & Chief Executive Officer	/s/ Aviram Lahav Aviram Lahav Chief Financial Officer

Date of approval financial statements: August 7, 2014

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (UNAUDITED) FOR THE

	Six-month period ended June 30		Three-month period ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	1,785,651	1,688,640	875,950	803,255	3,076,355
Cost of sales	1,192,903	1,140,427	596,295	549,829	2,108,282

Gross profit	592,748	548,213	279,655	253,426	968,073

Other income	(1,013)	(5,732)	(576)	(5,332)	(12,815)
Selling and marketing expenses	291,186	257,374	146,007	129,069	522,050
General and administrative expenses	54,155	55,024	26,682	28,225	114,485
Research and development expenses	17,731	16,870	7,680	8,037	33,667
Other expenses	518	310	363	147	1,697

	362,577	323,846	180,156	160,146	659,084

Operating income	230,171	224,367	99,499	93,280	308,989

Financing expenses	99,563	141,248	51,878	67,519	273,176
Financing income	(45,347)	(77,271)	(22,699)	(32,816)	(132,611)

Financing expenses, net	54,216	63,977	29,179	34,703	140,565

Share of income of equity-accounted investee companies	4,639	5,191	4,466	4,196	3,197

Profit before taxes on income	180,594	165,581	74,786	62,773	171,621
Income taxes	22,542	27,362	15,415	14,688	44,550

Profit for the period	158,052	138,219	59,371	48,085	127,071

Attributable to:
The owners of the Company	158,264	138,382	59,520	48,184	127,248
Holders of non-controlling interests	(212)	(163)	(149)	(99)	(177)

Profit for the period	$158,052	$138,219	$59,371	$48,085	$127,071

Earnings per share
Basic and diluted earnings per share	$0.368	$0.321	$0.138	$0.112	$0.296

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED) FOR THE

	Six-month period ended June 30		Three-month period ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Profit for the period	158,052	138,219	59,371	48,085	127,071

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to the statement of income
Foreign currency translation differences in respect of foreign operations	5,098	(18,624)	2,371	(16,085)	(16,691)
Effective portion of change in fair value of cash flow hedges	3,951	24,992	4,356	(1,010)	(19,145)
Net change in fair value of cash flow hedges transferred to the statement of income	16,561	(7,214)	8,149	(2,682)	(13,174)
Income taxes transferred to the statement of income in subsequent periods	23	(1,410)	20	450	118

Total other comprehensive income (loss) for the period that after initial recognition in comprehensive income were or will be transferred to the statement of income, net of tax	25,633	(2,256)	14,896	(19,327)	(48,892)

Other comprehensive income that will not be transferred to the statement of income
Re-measurement of defined benefit plan	(1,803)	519	(822)	(83)	170
Income taxes that will not be transferred to the statement of income	207	(100)	90	(58)	(47)

Total other comprehensive income (loss) for the period that will not be transferred to the statement of income, net of tax	(1,596)	419	(732)	(141)	123

Total comprehensive income for the period	182,089	136,382	73,535	28,617	78,302

Total comprehensive income attributable to:
The owners of the Company	182,309	136,545	73,684	28,716	78,351
Holders of non-controlling interests	(220)	(163)	(149)	(99)	(49)

Total comprehensive income for the period	182,089	136,382	73,535	28,617	78,302

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Total equity attributable to the owners of the Company	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the six-month period ended June 30, 2014
Balance as of January 1, 2014	125,595	623,829	(307,096)	960,823	1,403,151	1,001	1,404,152

Total comprehensive income for the period
Profit for the period	—	—	—	158,264	158,264	(212)	158,052

Other comprehensive income
Foreign currency translation differences in respect of foreign operations	—	—	5,106	—	5,106	(8)	5,098
Effective portion of change in fair value of cash flow hedges	—	—	3,951	—	3,951	—	3,951
Net change in fair value of cash flow hedges transferred to the statement of income	—	—	16,561	—	16,561	—	16,561
Re-measurement of defined benefit plan	—	—	—	(1,803)	(1,803)	—	(1,803)
Income taxes on other comprehensive income	—	—	23	207	230	—	230

Other comprehensive income (loss) for the period, net of tax	—	—	25,641	(1,596)	24,045	(8)	24,037

Total comprehensive income for the period	—	—	25,641	156,668	182,309	(220)	182,089

Share-based payments	—	—	—	4,244	4,244	—	4,244
Dividends to holders of non-controlling interests holding a put option	—	—	—	(1,994)	(1,994)	—	(1,994)
Elimination of non-controlling interests due to loss of control of subsidiary	—	—	—	—	—	(659)	(659)
Transaction with holders of non-controlling interests	—	—	(260)	—	(260)	260	—
Exercise of options granted to employees of a subsidiary	—	—	(83)	(108)	(191)	—	(191)

Balance as of June 30, 2014	125,595	623,829	(281,798)	1,119,633	1,587,259	382	1,587,641

(1)	Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Total equity attributable to the owners of the Company	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the six-month period ended June 30, 2013
Balance as of January 1, 2013	125,595	623,829	(257,662)	836,378	1,328,140	636	1,328,776

Total comprehensive income for the period
Profit for the period	—	—	—	138,382	138,382	(163)	138,219

Other comprehensive income
Foreign currency translation differences in respect of foreign operations	—	—	(18,624)	—	(18,624)	—	(18,624)
Effective portion of change in fair value of cash flow hedges	—	—	24,992	—	24,992	—	24,992
Net change in fair value of cash flow hedges transferred to the statement of income	—	—	(7,214)	—	(7,214)	—	(7,214)
Re-measurement of defined benefit plan	—	—	—	519	519	—	519
Income taxes on other comprehensive income	—	—	(1,410)	(100)	(1,510)	—	(1,510)

Other comprehensive income (loss) for the period, net of tax	—	—	(2,256)	419	(1,837)	—	(1,837)

Total comprehensive income (loss) for the period	—	—	(2,256)	138,801	136,545	(163)	136,382

Dividends to holders of non-controlling interests holding a put option	—	—	—	(2,926)	(2,926)	—	(2,926)
Non-controlling rights in respect of business combinations	—	—	—	—	—	2,186	2,186
Transactions with holders of non-controlling interests	—	—	(209)	—	(209)	209	—

Balance as of June 30, 2013	125,595	623,829	(260,127)	972,253	1,461,550	2,868	1,464,418

(1)	Including treasury shares that were cancelled at the amount of $245,548 thousand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Total equity attributable to the owners of the Company	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the three-month period ended June 30, 2014
Balance as of April 1, 2014	125,595	623,829	(296,694)	1,060,144	1,512,874	531	1,513,405

Total comprehensive income for the period
Profit for the period	—	—	—	59,520	59,520	(149)	59,371

Other comprehensive income
Foreign currency translation differences in respect of foreign operations	—	—	2,371	—	2,371	—	2,371
Effective portion of change in fair value of cash flow hedges	—	—	4,356	—	4,356	—	4,356
Net change in fair value of cash flow hedges transferred to the statement of income	—	—	8,149	—	8,149	—	8,149
Re-measurement of defined benefit plan	—	—	—	(822)	(822)	—	(822)
Income taxes on other comprehensive income	—	—	20	90	110	—	110

Other comprehensive income (loss) for the period, net of tax	—	—	14,896	(732)	14,164	—	14,164

Total comprehensive income for the period	—	—	14,896	58,788	73,684	(149)	73,535

Share-based payments	—	—	—	2,368	2,368	—	2,368
Dividends to holders of non-controlling interests holding a put option	—	—	—	(1,667)	(1,667)	—	(1,667)

Balance as of June 30, 2014	125,595	623,829	(281,798)	1,119,633	1,587,259	382	1,587,641

(1)	Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Total equity attributable to the owners of the Company	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the three-month period ended June 30, 2013
Balance as of April 1, 2013	125,595	623,829	(240,800)	926,273	1,434,897	781	1,435,678

Total comprehensive income for the period
Profit for the period	—	—	—	48,184	48,184	(99)	48,085

Other comprehensive income
Foreign currency translation differences in respect of foreign operations	—	—	(16,085)	—	(16,085)	—	(16,085)
Effective portion of change in fair value of cash flow hedges	—	—	(1,010)	—	(1,010)	—	(1,010)
Net change in fair value of cash flow hedges transferred to the statement of income	—	—	(2,682)	—	(2,682)	—	(2,682)
Re-measurement of defined benefit plan	—	—	—	(83)	(83)	—	(83)
Income taxes on other comprehensive income	—	—	450	(58)	392	—	392

Other comprehensive loss for the period, net of tax	—	—	(19,327)	(141)	(19,468)	—	(19,468)

Total comprehensive income (loss) for the period	—	—	(19,327)	48,043	28,716	(99)	28,617

Dividends to holders of non-controlling interests holding a put option	—	—	—	(2,063)	(2,063)	—	(2,063)
Non-controlling rights in respect of business combinations	—	—	—	—	—	2,186	2,186

Balance as of June 30, 2013	125,595	623,829	(260,127)	972,253	1,461,550	2,868	1,464,418

(1)	Including treasury shares that were cancelled at the amount of $245,548 thousand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Share premium	Capital reserves(1)	Retained earnings	Total equity attributable to the owners of the Company	Non-controlling interests	Total equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
For the year ended December 31, 2013
Balance as of January 1, 2013	125,595	623,829	(257,662)	836,378	1,328,140	636	1,328,776

Total comprehensive income for the year
Profit for the year	—	—	—	127,248	127,248	(177)	127,071

Other comprehensive income
Foreign currency translation differences in respect of foreign operations	—	—	(16,819)	—	(16,819)	128	(16,691)
Effective portion of change in fair value of cash flow hedges	—	—	(19,145)	—	(19,145)	—	(19,145)
Net change in fair value of cash flow hedges transferred to the statement of income	—	—	(13,174)	—	(13,174)	—	(13,174)
Re-measurement of defined benefit plan	—	—	—	170	170	—	170
Income taxes on other comprehensive income	—	—	118	(47)	71	—	71

Other comprehensive income (loss) for the year, net of tax	—	—	(49,020)	123	(48,897)	128	(48,769)

Total comprehensive income (loss) for the year	—	—	(49,020)	127,371	78,351	(49)	78,302

Dividends to holders of non-controlling interests holding a put option	—	—	—	(2,926)	(2,926)	—	(2,926)
Transactions with holders of non-controlling interests	—	—	(414)	—	(414)	414	—

Balance as of December 31, 2013	125,595	623,829	(307,096)	960,823	1,403,151	1,001	1,404,152

(1)	Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED) FOR THE

	Six-month period ended June 30		Three-month period ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cash flows from operating activities
Profit for the period	158,052	138,219	59,371	48,085	127,071

Adjustments
Depreciation and amortization	82,508	76,684	41,707	39,288	157,001
Gain on sale of investment	—	—	—	—	(3,619)
Share-based payment expenses	4,244	—	2,368	—	—
Capital gain on realization of fixed and other assets, net	(49)	(72)	(36)	(20)	(442)
Amortization of discount/premium and debt issuance costs	(1,439)	304	(1,012)	149	667
Share of income of equity accounted investee companies	(4,639)	(5,191)	(4,466)	(4,196)	(3,197)
Changes due to put options to holders of non-controlling interests	70	3,504	(5)	203	10,878
Adjustment of long-term liabilities	13,726	46,410	22,527	16,107	106,599
SWAP transactions	(240)	(3,762)	(120)	(1,772)	(7,882)
Change in provision for income tax and tax deposits, net	8,233	17,840	3,180	512	11,461
Decrease (increase) in deferred taxes, net	(9,611)	1,402	(40)	4,347	(8,060)

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	(374,466)	(286,101)	74,836	130,209	(139,548)
Decrease in inventories	17,583	124,281	46,044	54,488	10,648
Increase (decrease) in trade and other payables	48,236	(46,477)	(83,329)	(62,922)	98,787
Change in employee benefits	(1,038)	(7)	661	(744)	2,161

Net cash from (used in) operating activities	(58,830)	67,034	161,686	223,734	362,525

Cash flows from investing activities
Acquisition of fixed assets	(57,344)	(49,132)	(30,302)	(26,851)	(84,867)
Additions to intangible assets	(51,490)	(57,494)	(24,853)	(24,747)	(113,554)
Short-term investments, net	(6,942)	(662)	242	498	(9,456)
Long-term investment, net	(350)	—	351	—	(52,429)
Proceeds from sale of fixed and intangible assets	249	884	—	737	1,616
Investment in equity-accounted investee companies	(6,169)	—	(6,169)	—	(58,294)
Dividend from equity-accounted investee company	—	—	—	—	2,097
Proceeds from sale of investment	—	—	—	—	4,508
Acquisition of subsidiaries net of cash acquired	—	65	—	65	(9,568)
Transition from proportionate consolidation to equity method	(261)	(1,603)	—	—	(1,603)

Net cash used in investing activities	(122,307)	(107,942)	(60,731)	(50,298)	(321,550)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN CASH FLOWS

(UNAUDITED) FOR THE (cont’d)

	Six-month period ended June 30		Three-month period ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cash flows from financing activities
Receipt of long-term loans from banks	29,739	3,403	2,273	942	118,304
Repayment of long-term loans and liabilities from banks and others	(51,442)	(52,462)	(22,327)	(24,225)	(130,649)
Repayment of debentures	—	—	—	—	(160,959)
Increase (decrease) in short-term liabilities to banks and others, net	80,148	38,211	(28,633)	(27,262)	15,191
SWAP settlement	—	—	—	—	21,309
Dividend to holders of non- controlling interests	(2,185)	(2,412)	(1,667)	(2,063)	(2,412)
Issuance of debentures, net of issuance costs	146,806	177,215	—	—	177,215
Exercise of put option of non-controlling interests	(30,000)	—	—	—	—
Payment of contingent in respect of business combination	(5,000)	—	—	—	—

Net cash from (used in) financing activities	168,066	163,955	(50,354)	(52,608)	37,999

Net increase (decrease) in cash and cash equivalents	(13,071)	123,047	50,601	120,828	78,974
Cash and cash equivalents at the beginning of the period	379,386	300,412	315,714	302,631	300,412

Cash and cash equivalents at the end of the period	366,315	423,459	366,315	423,459	379,386

Additional information:
Interest paid in cash	(43,933)	(48,407)	(36,429)	(39,259)	(95,215)

Interest received in cash	16,300	13,351	14,036	9,458	21,878

Taxes paid in cash, net	(24,927)	(9,648)	(13,321)	(10,700)	(29,257)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 1—Reporting Principles and Accounting Policies

A. The reporting entity

(1)	Adama Agricultural Solutions Ltd. (hereinafter—“the Company”) is an Israel-resident company that was incorporated in Israel, and its official address is the Arava Building in Airport City Park. The Group’s condensed consolidated interim financial statements as of June 30, 2014, include those of the Company and its investee companies (hereinafter together—“the Group”) as well as the Company’s interest in associated companies and in jointly-controlled entities. The Group operates in and outside of Israel and is engaged in development, manufacturing and marketing of agrochemicals, intermediate materials for other industries, food additives and synthetic aromatic products, mainly for export.

(2)	Sales of agrochemical products are directly impacted by the timing of the agricultural seasons (in each of the various markets), the weather in every region and the cyclical pattern of the harvests. Therefore, the Company’s income is not uniform and does not spread evenly throughout the quarters of the year. The agricultural seasons in countries located in the northern hemisphere (mainly the United States and Europe) take place in the first two quarters of the year and, accordingly, in these countries the sales are usually highest in the first half of the year. On the other hand, in the southern hemisphere, the seasonal trends are the opposite and most of the local sales are made in the second half of the year, except for Australia where most of the sales are made in April through July.

In the Company’s estimation, the Group’s balanced regional exposure mitigates the inherent seasonality in the business to some extent, even though the Group’s sales are higher in the northern hemisphere.

Note 2—Basis for Financial Statement Preparation

A. Declaration of compliance with International Financial Reporting Standards (IFRS)

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34—Interim Financial Reporting and do not include all the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2013 (hereinafter—“the Annual Financial Statements”). Furthermore, these financial statements have been prepared in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 7, 2014.

B. Use of estimates and judgment

The preparation of financial statements in accordance with IFRS requires management to use judgments, estimates and assumptions that affect the implementation of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Management’s judgment when applying the Group’s accounting policies and the key assumptions used in estimates that involve uncertainty are consistent with those used in the Annual Financial Statements.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 2—Basis for Financial Statement Preparation (cont’d)

C. Financial data as of December 31, 2013 and for the year then ended

The financial information included in this report as of December 31, 2013 and for the year then ended, has been derived from our audited financial statements, which were authorized for issue by the Company’s Board of Directors on August 7, 2014.

Note 3—Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

New standards not yet adopted

A. IFRS 9 (2014), Financial Instruments

A final version of the Standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement

In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting—general

Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets

IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 3—Significant Accounting Policies (cont’d)

New standards not yet adopted (cont’d)

A. IFRS 9 (2014), Financial Instruments (cont’d)

Impairment of financial assets (cont’d)

If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

B. IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group has not yet commenced examining the effects of adopting IFRS 15 on the financial statements.

Note 4—Operating Segments

A. Products and services:

The Company presents its segment reporting based on a format that is based on a breakdown by business segments:

•	Crop protection (Agro)

This is the main area of the Company’s operation and includes the manufacture and marketing of conventional agrochemical products and activities in the seeds’ sector.

•	Other (Non-agro)

This field of activity includes a large number of sub-fields, including: Lycopan (an oxidization retardant), aromatic products, and other chemicals. It combines all the Company’s activities not included in the crop protection segment.

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 30 “Operating Segments” in the Annual Financial Statements for 2013.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 4—Operating Segments (cont’d)

A. Products and services: (cont’d)

Segment results reported to the chief operating decision maker include items directly attributable to a segment as well as items that can be allocated on a reasonable basis. Unallocated items comprise mainly financing expenses, net.

Information regarding the results of each reportable segment is included below:

	For the six-month period ended June 30, 2014
	Crop protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues
External revenues	1,685,440	100,211	—	1,785,651
Inter-segment revenues	—	901	(901)	—

Total revenues	1,685,440	101,112	(901)	1,785,651

Results
Segment’s results	223,283	6,966	(78)	230,171

Financing expenses, net				(54,216)
Share of income of equity accounted in investees, net				4,639
Income taxes				(22,542)
Non-controlling interests				212

Profit for the period				158,264

	For the six-month period ended June 30, 2013
	Crop protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues
External revenues	1,584,652	103,988	—	1,688,640
Inter-segment revenues	—	671	(671)	—

Total revenues	1,584,652	104,659	(671)	1,688,640

Results
Segment’s results	210,373	13,880	114	224,367

Financing expenses, net				(63,977)
Share of income of equity accounted investees, net				5,191
Income taxes				(27,362)
Non-controlling interests				163

Profit for the period				138,382

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 4—Operating Segments (cont’d)

A. Products and services: (cont’d)

Information regarding the results of each reportable segment is included below: (cont’d)

	For the three-month period ended June 30, 2014
	Crop protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues
External revenues	826,183	49,767	—	875,950
Inter-segment revenues	—	541	(541)	—

Total revenues	826,183	50,308	(541)	875,950

Results
Segment’s results	97,962	1,629	(92)	99,499

Financing expenses, net				(29,179)
Share of income of equity accounted in investees, net				4,466
Income taxes				(15,415)
Non-controlling interests				149

Profit for the period				59,520

	For the three-month period ended June 30, 2013
	Crop protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Statement of income information:
Revenues
External revenues	748,236	55,019	—	803,255
Inter-segment revenues	—	334	(334)	—

Total revenues	748,236	55,353	(334)	803,255

Results
Segment’s results	82,425	10,798	57	93,280

Financing expenses, net				(34,703)
Share of income of equity accounted investees, net				4,196
Income taxes				(14,688)
Non-controlling interests				99

Profit for the period				48,184

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 4—Operating Segments (cont’d)

A. Products and services: (cont’d)

Information regarding the results of each reportable segment is included below: (cont’d)

	For the year ended December 31, 2013
	Crop protection	Other	Reconciliations	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Statement of income information:
Revenues	2,876,198	200,157	—	3,076,355
External revenues
Inter-segment revenues	—	1,165	(1,165)	—

Total revenues	2,876,198	201,322	(1,165)	3,076,355

Results
Segment’s results	292,884	15,905	200	308,989

Financing expenses, net				(140,565)
Share of income of equity accounted investees, net				3,197
Income taxes				(44,550)
Non-controlling interests				177

Profit for the year				127,248

B. Information on geographical segments:

Presented below are sales revenues according to geographic segments based on the location of the customers (sales targets):

	Six month period ended		Three month period ended		Year ended
	June 30 2014	June 30 2013	June 30 2014	June 30 2013	December 31 2013
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Europe	803,366	776,601	336,142	340,619	1,140,346
North America	313,916	296,590	175,526	150,801	516,153
Latin America	305,835	268,159	169,637	139,848	757,518
Asia Pacific and Africa	307,927	292,292	165,164	144,199	553,157
Israel	54,607	54,998	29,481	27,788	109,181

	1,785,651	1,688,640	875,950	803,255	3,076,355

Note 5—Financial Instruments

Fair value

The fair value of forward contracts on foreign currency is based on their listed market price, if available. In the absence of market prices, the fair value is estimated based on the discounted difference between the stated forward price in the contract and the current forward price for the residual period until redemption, using an appropriate interest rate.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 5—Financial Instruments (cont’d)

Fair value (cont’d)

The fair value of foreign currency options and cross currency swaps is based on bank quotes. The reasonableness of the quotes is evaluated through discounting future cash flow estimates, based on the conditions and duration to maturity of each contract, using the market interest rates of a similar instrument at the measurement date and in accordance with the Black & Scholes model.

(1) Financial instruments measured at fair value for disclosure purposes only

The carrying value of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, derivatives, bank overdrafts, short-term loans and credit, trade payables and other payables, conform to or approximate their fair value.

The table below provides the carrying value and fair value of categories of long-term financial instruments, which are stated in the financial statements at other than their fair value:

	June 30, 2014		June 30, 2013		December 31, 2013
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Financial assets
Long-term loans and other receivables	71,735	68,985	45,859	32,868	83,425	76,328

Financial liabilities
Long-term loans including current liabilities	335,096	343,017	333,486	334,414	354,429	365,099
Debentures	1,250,905	1,471,619	1,192,921	1,247,647	1,092,718	1,188,219

(2) Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: Quoted prices (unadjusted) in active market for identical instrument.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•	Level 3: Inputs that are not based on observable market data.

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 5—Financial Instruments (cont’d)

Fair value (cont’d)

(2) Fair value hierarchy (cont’d)

The Company’s financial instruments carried at fair value, are evaluated by observable inputs and therefore are concurrent with the definition of Level 2.

	June 30, 2014	June 30, 2013	December 31, 2013
	$ thousands	$ thousands	$ thousands
Derivatives used for hedging:
Forward contracts and options	(16,224)	12,746	(36,123)
Interest rate swaps	–	17,968	–

Derivatives not used for hedging:
Forward contracts and options	24,431	37,362	44,994

	8,207	68,076	8,871

Note 6—Additional Information

(1) Share-based payments

During December 2013, and on January 1, 2014, the Company’s Remuneration Committee and Board of Directors approved an issuance of 9,322,227 options to Group officers and employees, in accordance with the Company’s options’ plan (hereinafter—“the Plan”). The issuance date of the options is January 29, 2014.

Every option may be exercised for one share of NIS 1 par value.

The options will vest in three equal portions, where each third may be exercised after two years, three years and four years, respectively, commencing from January 1, 2014. The options may be exercised, in whole or in part, pursuant to the conditions of the Plan, subject to the Company’s shares being listed for trading on the Tel-Aviv Stock Exchange Ltd. or any other stock exchange outside of Israel (in whole or in part) on the exercise date, and subject to reaching the Group’s net sales’ targets and EBITDA targets, as provided in the Plan.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of $21 million. This amount will be recognized in the statement of income over the vesting period of each portion.

The fair value of the options granted as stated above was estimated through application of a binominal model for pricing options. The parameters used in application of the model are shown below:

Share price (dollars)	6.11
Original exercise price (dollars)	6.09
Expected volatility	37.59%
Risk free interest rate	2.47%
Economic value on the grant date (thousands of dollars)	21,013

ADAMA AGRICULTURAL SOLUTIONS LTD.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2014 (UNAUDITED)

Note 6—Additional Information (cont’d)

(1) Share-based payments (cont’d)

During April and May 2014, the Company’s Remuneration Committee, Board of Directors and shareholders approved the issuance of an additional 988,799 options to the Company’s CEO based on the conditions set forth above.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of $2.7 million. This amount will be recognized in the statement of income over the vesting period of each portion.

The fair value of the options granted as stated above was estimated through application of a binominal model for pricing options. The parameters used in application of the model are shown below:

Share price (dollars)	6.37
Original exercise price (dollars)	6.09
Expected volatility	38%
Risk free interest rate	2.07%
Economic value on the grant date (thousands of dollars)	2,729

During August 2014, the Company’s Remuneration Committee and Board of Directors approved the issuance of an additional 1,798,887 options to officers, senior managers, and additional employees of the Company and of Company subsidiaries, in accordance with the conditions set forth above.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of approximately $4 million. This amount will be recognized in the statement of income over the vesting period of each portion.

(2)	On February 9, 2014, the Company issued debentures through an expansion of Series D in the aggregate amount of NIS 487.8 million par value of debentures, in exchange for a consideration of 106.74 of their par value. The total net proceeds from the issuance amounted to $146.8 million.

The Series D debentures bear base annual interest of 6.5% and are unlinked. The principal is to be repaid in 3 equal payments in the years 2014 to 2016. The issuance costs for this series totaled $563 thousand.

            Shares

ADAMA Agricultural Solutions, Ltd.

Ordinary Shares

Goldman, Sachs & Co.

BofA Merrill Lynch

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•	a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); or (2) in connection with a monetary sanction; and

•	a payment which the office holder is obligated to pay to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with certain proceedings under the Israeli Securities Law, including reasonable legal expenses, which includes attorney fees.

In addition, under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, to the extent provided in the company’s articles of association:

•	breach of a duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party;

•	a monetary liability imposed on the office holder in favor of a third party; and

•	reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him including a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the “Israeli Securities Law”), and expenses that the office holder incurred in connection with certain proceedings under the Israeli Securities Law (including reasonable legal expenses, including attorney fees).

Under the Companies Law and the Israeli Securities Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, civil fine, monetary sanction or forfeiture levied against the office holder; or

•	certain procedures pursuant to the Israeli Securities Law, except as set forth above.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law and the Israeli Securities Law.

We have entered into indemnification agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with certain criminal charges in which the office holder was found guilty and monetary sanctions imposed as an alternative to certain criminal procedures), including with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders is 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our office holders by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

•	In January 2012, we issued and sold NIS 514 million (approximately $149.5 million) aggregate principal amount of 5.15% debentures due between 2020 and 2036 and NIS 541 million (approximately $157.4 million) aggregate principal amount of 6.5% debentures due between 2012 and 2016 pursuant to Regulation S promulgated under the Securities Act. Net proceeds were used for general corporate purposes.

•	In January 2013, we issued and sold NIS 600 million (approximately $174.5 million) aggregate principal amount of 5.15% debentures due between 2020 and 2036 pursuant to Regulation S promulgated under the Securities Act. Net proceeds were used for general corporate purposes.

•	On January 29, 2014, we granted options to purchase an aggregate of 9,322,227 ordinary shares to certain of our officers and employees, in each case having an exercise price of $6.09 per share pursuant to Section 4(a)(2) of, or Regulation S promulgated under, the Securities Act.

•	In February 2014, we issued and sold NIS 488 million (approximately $141.9 million) aggregate principal amount of 6.5% debentures due between 2014 and 2016 pursuant to Regulation S promulgated under the Securities Act. Net proceeds were used for general corporate purposes.

•	On May 11, 2014, we granted options to purchase an aggregate of 988,799 ordinary shares to our CEO having an exercise price of $6.09 per share pursuant to Section 4(a)(2) of, or Regulation S promulgated under, the Securities Act.

•	On August 7, 2014, we granted options to purchase an aggregate of 1,798,887 ordinary shares to certain of our officers, management members and employees, in each case having an exercise price of $6.09 per share pursuant to Section 4(a)(2) of, or Regulation S promulgated under, the Securities Act.

Following completion of this offering, we intend to file a registration statement under the Securities Act covering all ordinary shares subject to outstanding options or issuable pursuant to our Plan.

Item 8. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Association*

4.1	Form of Ordinary Share Certificate*

5.1	Opinion of Herzog Fox & Neeman*

8.1	Opinion of Herzog Fox & Neeman regarding certain Israeli tax matters*

8.2	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters*

10.1	Shareholders Agreement*

10.2	Registration Rights dated June 28, 2011 among the Registrant, CNAC and the Koor Companies*

10.3	Receivables Servicing Agreement, dated September 28, 2004, among the Registrant, Cooperative Centrale Raiffeisen-Boerenleenbank B.A. and the other parties named therein*

10.4	Omnibus Amendment Agreement to the Receivables Servicing Agreement, dated August 1, 2012, among the Registrant, Cooperative Centrale Raiffeisen-Boerenleenbank B.A. and the other parties named therein*

10.5	Global Option Plan*

10.6	Long Term Cash Incentive Plan*

10.7	Form of Indemnification Agreement with the Registrant’s directors and officers*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Somekh Chaikin, a member firm of KPMG International

23.2	Consent of Herzog Fox & Neeman (included in Exhibits 5.1 and 8.1)*

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)*

23.4	Consent of Phillips McDougall

23.5	Consent of Guangzhou CCM Information Science & Technology Co., Ltd.

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Airport City, Israel, on the day of August 11, 2014.

ADAMA AGRICULTURAL SOLUTIONS LTD.

By:	/s/ Aviram Lahav
Name: Aviram Lahav
Title: Senior Vice President, Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michal Arlosoroff, Chen Lichtenstein and Aviram Lahav, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Chen Lichtenstein

Chen Lichtenstein	President and Chief Executive Officer (principal executive officer)	August 11, 2014

/s/ Aviram Lahav

Aviram Lahav	Senior Vice President, Chief Financial Officer (principal financial officer)	August 11, 2014

/s/ Yang Xingqiang Yang Xingqiang	Chairman of the board of directors	August 11, 2014

/s/ Ami Erel Ami Erel	Director	August 11, 2014

/s/ An Liru An Liru	Director	August 11, 2014

/s/ Raanan Cohen Raanan Cohen	Director	August 11, 2014

/s/ Gong Zhang Gong Zhang	Director	August 11, 2014

/s/ Shoshan Haran Shoshan Haran	Director	August 11, 2014

/s/ Lu Xiaobao Lu Xiaobao	Director	August 11, 2014

/s/ Yehezkel Ofir Yehezkel Ofir	Director	August 11, 2014

/s/ Ren Jianxin Ren Jianxin	Director	August 11, 2014

/s/ Donald J. Puglisi Donald J. Puglisi	Authorized U.S. Representative	August 11, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Association*

4.1	Form of Ordinary Share Certificate*

5.1	Opinion of Herzog Fox & Neeman*

8.1	Opinion of Herzog Fox & Neeman regarding certain Israeli tax matters*

8.2	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters*

10.1	Shareholders Agreement*

10.2	Registration Rights dated June 28, 2011 among the Registrant, CNAC and the Koor Companies*

10.3	Receivables Servicing Agreement, dated September 28, 2004, among the Registrant, Cooperative Centrale Raiffeisen-Boerenleenbank B.A. and the other parties named therein*

10.4	Omnibus Amendment Agreement to the Receivables Servicing Agreement, dated August 1, 2012, among the Registrant, Cooperative Centrale Raiffeisen-Boerenleenbank B.A. and the other parties named therein*

10.5	Global Option Plan*

10.6	Long Term Cash Incentive Plan*

10.7	Form of Indemnification Agreement with the Registrant’s directors and officers*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Somekh Chaikin, a member firm of KPMG International

23.2	Consent of Herzog Fox & Neeman (included in Exhibits 5.1 and 8.1)*

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)*

23.4	Consent of Phillips McDougall

23.5	Consent of Guangzhou CCM Information Science & Technology Co., Ltd.

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.